As filed with the Securities and Exchange Commission on February 25, 2011

Registration No. 333-170425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6 TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MEDGENICS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2836	98-0217544
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8000 Towers Crescent Drive, Suite 1300
Vienna, Virginia 22182
(646) 239-1690

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Andrew L. Pearlman
President and Chief Executive Officer
Medgenics, Inc.
8000 Towers Crescent Drive, Suite 1300
Vienna, Virginia 22182
(646) 239-1690

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gretchen Anne Trofa, Esq. Barack Ferrazzano Kirschbaum & Nagelberg LLP 200 West Madison Street, Suite 3900 Chicago, Illinois 60606 (312) 984-3100	Steven M. Skolnick, Esq. Lowenstein Sandler PC 65 Livingston Avenue Roseland, New Jersey 07068 (973) 597-2500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer ☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common stock, $0.0001 par value per share(2)	2,875,000 shares	$7.00	$20,125,000	$2,336.51
Warrants to purchase common stock(2)	718,750 Warrants	$(3)	$(3)	(4)
Shares of common stock underlying the Warrants(2)	718,750 shares	$8.40	$6,037,500	$700.95
Total			$26,162,500	$3,037	(5)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933.
(2)	Includes 375,000 shares of common stock and 93,750 Warrants which may be issued upon exercise of a 45-day option granted to the underwriters to cover over-allotments, if any.
(3)	The Warrants to be issued to investors hereunder are included in the price of the common stock above.
(4)	No separate registration fee is required pursuant to Rule 457(g) promulgated under the Securities Act of 1933, as amended.
(5)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where an offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 25, 2011

PRELIMINARY PROSPECTUS

2,500,000 Shares of Common Stock
Warrants to Purchase 625,000 Shares of Common Stock

We are a medical technology and therapeutics company focused on providing sustained protein therapies. This prospectus describes the initial public offering in the United States of 2,500,000 shares of our common stock together with warrants to purchase 625,000 shares of common stock. Each share of common stock is being sold together with .25 of a warrant, with each warrant being exercisable for one share of common stock at an exercise price of $    per share (120% of the aggregate offering price of a share of common stock and corresponding .25 of a warrant being offered hereby). We expect the initial pubic offering price of a share of our common stock and the corresponding .25 warrant to be between $5.00 and $7.00.

Our common stock is currently listed on the AIM Market, operated by the London Stock Exchange, plc under the symbols “MEDG” and “MEDU”. As of February 21, 2011, the reported closing price of our common stock on AIM was $4.14 (GBP 2.55) per share on the MEDG line and $6.08 (GBP 3.75) per share on the MEDU line based on the currency exchange ratio of U.S. dollars to British Pounds Sterling as of that date. Currently, no public market exists for our warrants. We have applied for listing of our common stock and warrants on NYSE Amex under the symbols “MDGN” and “MDGN.W,” respectively. Both our common stock and our warrants will begin trading on or promptly after the date of this prospectus. The shares of common stock and warrants are immediately separable after purchase and will be issued separately. For a more detailed description of our common stock and warrants, see the section entitled “Description of Capital Stock” beginning on page 106 of this prospectus.

Investing in our common stock and warrants involves risks. See the section of this prospectus captioned “RISK FACTORS” beginning on page 12 for a discussion of the factors you should consider before you make your decision to invest in our common stock.

	Per Share	Per Warrant	Total
Public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$
Proceeds to us before expenses	$	$	$

(1)	Does not include a corporate finance fee in the amount of 3%, or $ per share, of the gross proceeds of the offering payable to the underwriters. See “Underwriting” for a description of the compensation to be received by the underwriters.

We have granted the underwriters a 45-day option to purchase up to 375,000 additional shares of common stock and additional warrants to purchase up to 93,750 shares of common stock from us at the public offering price for each security, less underwriting discounts and commissions, to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver our securities, against payment, on or about      , 2011.

ROTH CAPITAL PARTNERS	MAXIM GROUP LLC

The date of this prospectus is       , 2011

MEDGENICS, INC.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of the date other than the date on the front of this prospectus.

For Investors Outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus and may not contain all of the information you should consider in making your investment decision. We urge you to read this entire prospectus carefully, including the “Risk Factors” section and condensed consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. Unless the context provides otherwise, (i) all references in this prospectus to “Medgenics,” “we,” “us,” “our,” or similar terms, refer to Medgenics, Inc. and its wholly owned Israeli subsidiary, Medgenics Medical (Israel) Limited (MMI) and (ii) the information contained in this prospectus assumes no exercise of the underwriters’ over-allotment option. In February 2011, we effected a 1-for-35 reverse stock split and unless otherwise indicated, all amounts and corresponding conversion price and/or exercise price data set forth in this prospectus have been adjusted to give effect to the reverse stock split. Certain technical terms used in this prospectus are defined in the Glossary contained at the end of this Prospectus.

Overview

We are a medical technology and therapeutics company focused on providing sustained protein therapies. We have developed proprietary technology which uses the patient’s own tissue to continuously produce and deliver the patient’s own protein therapy. We refer to this as the Biopump Platform Technology, which is designed to provide sustained protein therapy to potentially treat a range of chronic diseases, including the treatment of anemia, hepatitis C, hemophilia, multiple sclerosis, arthritis, pediatric growth hormone deficiency, obesity, diabetes and other chronic diseases or conditions. Our Biopump Platform Technology converts a sliver of the patient’s own dermal skin tissue into a protein-producing “Biopump” to continuously produce and deliver therapeutic proteins, and when implanted under the patient’s skin, has the potential to deliver several months of protein therapy from a single procedure without the need for a series of frequent injections. In our ongoing phase I/II renal anemia study, which includes 14 patients to date, anemia treatment has been achieved in 12 out of the 14 patients without the need for erythropoietin (EPO) injections after receiving a single administration of our EPODURE Biopumps producing EPO. One of the patients in this study has exceeded two years free of EPO injections, which he had been receiving prior to treatment with our EPODURE Biopumps.

Our Biopump is a tissue micro organ (MO) that acts as a biological pump created from a toothpick-size sliver of the patient’s dermal tissue to produce and secrete a particular protein. We have developed a proprietary device called the DermaVac to facilitate reliable and straightforward removal of MOs and implantation of Biopumps. With the DermaVac, dermis MOs are rapidly harvested under local anesthetic from just under the skin to provide unique tissue structures with long-term viability ex vivo. This process allows us to process the dermal tissue outside the patient to become one or more Biopump protein producing units in 10-14 days, each making a measured daily amount of a specific therapeutic protein to treat a specific chronic disease. Based on a patient’s particular dosage need, we can determine how many Biopumps to then insert under the patient’s skin to provide a sustained dose of protein production and delivery for several months. The dosage of protein can be reduced by simple ablation of inserted Biopumps or increased by the addition of more Biopumps to provide personalized dosing requirements for each patient as needs change. We believe that medical personnel will only require brief training to become proficient in using our DermaVac for harvesting and implanting, which will enable implementation of Biopump therapies by the patient's local physician. We have demonstrated that MOs and Biopumps can be viably transported by land and air, and are also developing devices to automate and scale up the cost-effective production of Biopumps in local or regional processing centers.

We have produced more than 5,000 Biopumps to date which have demonstrated in the laboratory the capability for sustained production of therapeutic proteins, including EPO to treat anemia, interferon-alpha (INF-α) to treat hepatitis C and Factor VIII clotting protein to treat hemophilia. We believe our Biopump Platform Technology may be applied to produce an array of other therapeutic proteins from the patient’s own dermal tissue in order to treat a wide range of chronic diseases or conditions. We believe our personalized approach could replace many of the existing protein therapies which use proteins produced in animal cells administered by frequent injections over long periods of time.

We reported proof of concept of the Biopump Platform Technology in 2009 using Biopumps that produced and delivered EPO to anemic patients with chronic kidney disease. We call such Biopumps EPODURE. In a further proof of principle of our Biopump Platform Technology, we have also reported months of sustained production by Biopumps of INF-α, the therapeutic protein widely used in the treatment of hepatitis C. We call such Biopumps INFRADURE. Although we and our advisors believe that the results in patients treated to date have demonstrated proof of concept and shown safety and efficacy of our technology so far in its first application, to date we have not requested and have not received confirmation from any regulatory authority of our proof of concept or proof of principle or determination of the safety and efficacy of our technology. Based on the results of our phase I/II clinical study of the EPODURE Biopump and our other development and testing efforts for our Biopump Platform Technology, we have begun to seek agreements with third parties to further develop this technology.

In October 2009, we entered into an exclusive 12-month development agreement with Baxter Healthcare Corporation, Baxter Healthcare S.A. and Baxter Innovations AG (collectively Baxter) to develop the Factor VIII Biopump for the treatment of hemophilia. We believe this first collaboration agreement validates our technology. We received $3.9 million in research and development funding and standstill fees as a result of this collaboration. During this period, we successfully created our HEMODURE Biopump that produced Factor VIII, although below the amounts necessary to provide effective treatment of hemophilia. We have extended this agreement to continue our collaboration with Baxter for an additional six months through April 21, 2011, and assumed responsibility for funding all further research and development in an effort to further develop the Biopump Platform Technology to create a Biopump that produces a therapeutically sufficient dose of Factor VIII. Baxter has the exclusive option to negotiate a definitive agreement regarding the Factor VIII Biopump technology. Such option is exercisable anytime prior to the end of the 6-month extension period upon payment to us of a $2.5 million option fee.

In February 2011, we entered into an exclusive worldwide license with the Regents of the University of Michigan of patent rights relating to certain uses of variants of clotting Factor VIII developed by Professor Randall Kaufman of the University of Michigan, a leading authority on Factor VIII. The variants of Factor VIII being licensed have been reported by various researchers to have greater production and delivery performance to the blood circulation compared with standard forms of Factor VIII. We intend to use the licensed variants of Factor VIII to determine whether they can increase Factor VIII production from the HEMODURE Biopump. In ongoing laboratory studies, we have demonstrated significantly greater Factor VIII production from Biopumps utilizing one of these licensed variants and have also recently demonstrated delivery of Factor VIII by such Biopumps into the blood circulation of severe combined immune deficiency (SCID) mice. These studies are continuing.

We also are engaged in discussions with a number of other pharmaceutical, biotech and medical device companies to further develop our Biopump Platform Technology for other chronic diseases. We intend to further develop and leverage our core technology in order to seek multiple licensing agreements for many different proteins and clinical indications using the same core Biopump Platform Technology. Our current strategy is to take various applications of our Biopump Platform Technology through proof of basic safety and efficacy in patients (phase I/II), and then to negotiate out-licensing agreements with appropriate strategic partners. In this manner, we aim to receive revenues from milestone or other development or feasibility payments from such agreements in advance of regulatory approval and sales of our product candidates, while retaining control of our core technology. In addition, we are investigating various opportunities for the treatment of rare diseases using our Biopump Platform Technology. Rare diseases affect a small number of people worldwide. Due to the limited number of patients afflicted with one of these rare diseases, these niche applications may also offer a more expedited route to regulatory approval because pivotal clinical trials may require only a small number of patients before regulatory agencies will consider product approval. We believe that initial commercialization of any of our product candidates by us or any future strategic partners is not likely before 2014 and could easily take five years or more.

We believe that the Biopump Platform Technology has the potential to offer a better treatment alternative and replace many current methods of protein therapy, which can often involve many months of frequent injunctions and significant side effects. We believe that the Biopump Platform Technology provides a wide range of advantages over existing therapies and will appeal and offer benefits to doctors, patients and third-party payers (e.g., Center for Medicare and Medicaid Services (CMS) or medical insurers) including:

•	lower treatment costs;
•	improved safety;
•	reduced side effects;
•	elimination of frequent injections;
•	increased efficacy in chronic disease management;
•	reversible treatment;
•	personalized medicine; and
•	extended treatment to under treated populations.

The in vitro stability and simplicity in handling of the Biopump is a key feature separating Biopump’s tissue therapy approach from that of therapies based on individual cells grown in culture. Another key advantage of using the patient’s intact tissue is that when it is implanted, it heals in place, thus facilitating location for ablation or removal if it becomes necessary to reduce dose or stop therapy. A major challenge of cell-based therapies is that protein-producing cells wander to unknown locations, making it difficult or impossible to reduce or cease therapeutic delivery. We believe that by remaining local and reversible by ablation, Biopumps avoid this problem and resolve a major hurdle of gene therapy.

The Biopump Platform Technology Process

(a)	Harvesting Patient’s Micro-organs (MOs) — our proprietary device, the DermaVac, is used to extract a small piece of tissue from the skin’s lower level, the dermis of the patient. The DermaVac positions the skin and guides a high-speed rotating hollow core needle, providing a straightforward removal of the tissue. This procedure is intended to be performed in a physician’s office under a local anesthetic. It is minimally invasive to enable rapid healing with little or no scarring.
(b)	Transfer to processing station — after harvesting, the MOs are transferred to a Biopump processing center for processing into Biopumps.
(c)	Viral vector fluid — a small amount of fluid containing the appropriate concentration of viral vector, which specific vector has been engineered to contain the gene necessary for production of a selected protein and to effectively transfer the gene to the nuclei of the cells in the MO without integrating into the chromosomes.
(d)	and (e) Processing each MO into a Biopump — in the Biopump processing center, MO (d) is processed using the viral vector fluid, whereby the vector particles transfer the genes into the cells of the MO (transduction), thereby converting the intact tissue MO into a Biopump protein production unit (e). The MOs are transferred at the harvest site in a sealed cassette and transported to local or regional Biopump processing centers. While processing is currently performed manually, we are developing semi-automated processing stations.
(e)	Biopump producing desired protein
(f)	Measure daily protein production per Biopump for dosing — protein production levels of the Biopumps are measured to determine the correct number of Biopumps to implant to deliver the intended aggregate dose to the subject patient.
(g)	Washing and release testing — prior to being released for use, the Biopumps undergo a washing protocol to remove most, if not all, of the residual unabsorbed vector, and undergo testing to verify they meet the release criteria for use, generally between one and two weeks after harvesting.
(h)	Transport to the treatment center — the Biopumps are transported to treatment center for implantation in the patient.
(i)	Implantation of the required number of Biopumps — the calculated number of Biopumps are implanted back into the patient where they produce and deliver the required protein to the subject patient’s body. Additional MOs or Biopumps not implanted in the patient can be cryostored for future use.

Proof of Concept of Biopump Platform Technology

The concept of the Biopump has been demonstrated in the phase I/II clinical trial for our first product, the EPODURE Biopump, which is being conducted in Israel under approval of the Israeli Ministry of Health in consultation with the U.S. Food & Drug Administration (FDA) (but not under an investigational new drug application process of the FDA (IND)). By maintaining hemoglobin levels in the target range for several months in several patients, our phase I/II clinical trial has demonstrated that a single administration of EPODURE Biopumps of appropriate dose can provide sustained anemia treatment for at least six months or more while alleviating the need for frequent EPO injections and thereby improving patient quality of life. As of February 2011, one of the earliest patients to receive treatment has shown sustained hemoglobin within the target range for more than 28 months following a single treatment by EPODURE Biopumps and without receiving any EPO injections in that period, whereas he had been under treatment by EPO injections prior to EPODURE treatment. By contrast, in standard practice today, EPO injections are required up to three times per week. We have also tested the use of the EPODURE Biopumps to administer the EPO mid-range dose of 40 IU/kg/day in our clinical trial and the EPO high-range dose of 60 IU/kg/day. To date we have treated 14 patients – six patients at the low dose level, seven patients at the mid-range dose level and one at the high-range dose – and shown evidence that the EPODURE Biopump can be administered in a dose dependent way. Based on the results at the low and mid-range doses, the Israeli Ministry of Health determined that it was safe to expand our phase I/II renal anemia study to include higher dose treatments and, consequently, the treatment of the first high-range dose patient occurred in January 2011. However, neither the Israeli Ministry of Health nor the FDA has confirmed our proof of concept or proof of principle or determined the safety and efficacy of our technology. Our trial is continuing.

We believe that the EPODURE Biopump has been demonstrating the ability of tissue Biopumps to provide safe and sustained protein therapy in patients. We are using the same Biopump Platform Technology to continue laboratory development of Biopumps producing additional proteins. We have demonstrated this in the laboratory and in animals with our next product, the INFRADURE Biopump which produces IFN-α to treat hepatitis C, and we are now planning to begin its clinical development. We have also developed the HEMODURE Biopump in the laboratory that makes blood clotting Factor VIII. We believe that the EPODURE clinical results and the laboratory results for the INFRADURE Biopump and HEMODURE Biopump demonstrate that our Biopump Platform Technology is capable of sustained continuous production of various therapeutic proteins.

EPODURE Biopump for the Treatment of Chronic Kidney Disease

Our EPODURE Biopump is designed to provide a safer, more reliable, and cost-effective anemia therapy which we believe can better maintain hemoglobin within a defined safe range while also reducing costs. According to a number of recent studies, there are increased risks of mortality and cardiovascular disease in connection with present EPO therapy and the FDA has recently issued a Black Box Warning imposing new limitations on current EPO therapy. These safety concerns, together with the known side effects associated with bolus injection treatment using EPO, make it more important and urgent to develop methods to manage EPO administration that maintains hemoglobin levels within a relatively narrow therapeutic range with a reduced upper limit, and avoiding the risks posed by “hemoglobin cycling” above and below that range. This supports the critical need for a more steady EPO delivery method, which the EPODURE Biopump is designed to address.

We have treated 14 patients to date in our initial phase I/II study. The results showed that the EPODURE Biopump can stabilize patients’ hemoglobin levels and maintain them within the target range over many months. Dr. Anatole Besarab, a leading authority on renal disease and a member of our Strategic Advisory Board, presented the results of our phase I/II renal anemia study to the annual meeting of the American Society of Nephrology in November 2010. He concluded that 10 out of the 12 patients treated as of that date showed good hemoglobin response without requiring any injections of EPO or other erythropoietic stimulating agents (ESAs). Two of the study participants did not respond to the EPODURE Biopump and Dr. Besarab noted that these patients also had previously not responded to injections of Aranesp (long lasting EPO). The two patients treated since Dr. Besarab’s presentation have also responded positively to their EPODURE treatment (one mid-dose, one high-dose), with patient 13 (mid-dose) showing to date the largest sustained increase in hemoglobin of all patients. We believe the EPODURE Biopump can provide a more cost-effective replacement for the current treatment using EPO injections which, based on estimates provided by members of our Strategic Advisory Board, can cost up to $15,000 or even $30,000 per year depending on patient condition.

INFRADURE Biopump for the Treatment of Hepatitis C and Cancer

We are developing our INFRADURE Biopump to address the need for a patient-tolerable and cost-effective form of IFN-α therapy for use in treatment of hepatitis C and certain cancer applications. We believe that the INFRADURE Biopump can reduce side effects and promote patient compliance with treatment, while providing a more efficient and lower cost alternative to the approximately $35,000 average annual per patient treatment cost of INF-α injections. We have produced scores of INFRADURE Biopumps which have demonstrated sustained production of IFN-α for several months in the laboratory and have been tested in mice, which results were shown at a major European conference of hepatologists in April 2010.

HEMODURE Biopump for the Treatment of Hemophilia

We are in early stage development of our HEMODURE Biopump producing Factor VIII to treat hemophilia. The HEMODURE Biopump represents a potential revolution in the treatment of hemophilia because it would be prophylactic (preventing bleeding) and thus could dramatically reduce the risk posed by bleeding in these patients. If the HEMODURE Biopumps succeed in producing sufficient Factor VIII and in delivering it into these patients’ circulation, it would represent a major step towards rendering the patient’s life more normal and provide significant cost savings for treatment of hemophiliacs, where the cost of Factor VIII injections in a typical hemophilia patient typically exceeds $100,000 per year according to the National Hemophilia Society. During 2010, we succeeded in producing HEMODURE Biopumps which produce active Factor VIII protein in vitro, as confirmed by testing using a standard assay at a major hemophilia center in Israel. We have also demonstrated delivery of Factor VIII into the blood circulation by implantation of HEMODURE Biopumps in SCID mice, using an approach similar to the approach we used with EPODURE and INFRADURE Biopumps. We continue to work on improving these results, and believe it is feasible to reach production rates of Factor VIII to warrant clinical testing. Once target levels are reached, we intend to seek to commence a phase I/II clinical trial in humans.

Market Opportunity

The worldwide market for protein therapy is forecast by RNCOS – Global Protein Therapeutics Market Analysis (Ed. 3, May 2010) to reach $95 billion in 2010, and $132 billion in 2013. We believe that the Biopump Platform Technology could be applied to many components of this market. Our initial focus has been on three of these proteins, which represent more than $15 billion in sales according to La Merie Business Intelligence, R&D Pipeline News, Top 20 Biologics 2009 (March 10, 2010):

•	EPODURE Biopump producing EPO to treat anemia: injected EPO sold $9.6 billion in 2009;
•	INFRADURE Biopump producing IFN-α to treat hepatitis C and certain cancers: injected IFN-α sold $2.6 billion in 2009; and
•	HEMODURE Biopump producing Factor VIII for treating hemophilia: injected Factor VIII sold $4.0 billion in 2009.

We also intend to expand our research into other potential Biopumps producing other therapeutic proteins to treat multiple sclerosis, arthritis, pediatric growth hormone deficiency, obesity, diabetes and other chronic diseases or conditions.

Recent Events

In September 2010, we issued $4 million of convertible debentures (the 2010 Debentures) to strategic investors through a private placement. The 2010 Debentures will convert into 906,667 shares of our common stock upon the closing of this offering (assuming an offering price of $6 per share of common stock and corresponding .25 warrant, the midpoint of the range set forth on the cover of this prospectus). In addition, investors received warrants to purchase 428,571 shares of our common stock at an initial exercise price of GBP 5.60 ($9.07 based on the currency exchange ratio of $1.62 to one British Pound Sterling as of February 11, 2011). Although we believe the proceeds from the 2010 Debentures and the proceeds from this offering should be sufficient to meet our operating and capital requirements for at least 12 months after the closing of this offering, we believe that we will continue to need to raise funds in the future through debt or equity offerings in order to maintain and support our business plan. Our auditors have noted that, due to our current lack of significant revenue and our projected need to raise additional funds, there is substantial doubt about our ability to continue as a going concern.

In February 2011, we effected a 1-for-35 reverse stock split. Accordingly, unless otherwise indicated, all references to number of shares, options and warrants and corresponding conversion prices and/or exercise prices and all per share data have been adjusted to give effect to the reverse stock split.

Company Information

We were organized as a Delaware corporation on January 27, 2000. Our principal executive offices are located at 8000 Towers Crescent Drive, Suite 1300, Vienna, Virginia 22182. We conduct our research and development activities primarily from our Israeli location in Misgav Business Park, Misgav. Our telephone number is 1-646-239-1690 in the U.S. and +972-4-902-8900 in Israel. Our website address is www.medgenics.com. The information on or accessible through our website is not part of this prospectus.

We use Biopump, EPODURE, INFRADURE, HEMODURE and the Medgenics logo as service marks in the United States and elsewhere. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

The Offering

Securities offered by us
2,500,000 shares of our common stock together with warrants to purchase 625,000 shares of our common stock (the “Warrants”)
Common stock to be outstanding after this offering
8,952,457 shares
Warrants to be outstanding after this offering
625,000 Warrants. In addition, previously issued warrants to purchase 2,998,022 shares of common stock to various investors, consultants and others. See “Description of Capital Stock” on page 106 for more information.
Terms of Warrants issued as a part of the offering

•

Exercise price – $   , which is equal to 120% of the aggregate offering price of a share of common stock and corresponding .25 Warrant being offered hereby. The Warrants do not have any price protection features or cashless exercise provisions.

• Exercisability – each Warrant is exercisable for one share of common stock, subject to adjustment as described herein.
• Exercise period – each Warrant will be immediately exercisable upon issuance and will expire on , 2016, or earlier upon redemption
Redemption of Warrants issued as a part of the offering
We may call the Warrants for redemption as follows: (i) at a price of $0.01 for each Warrant at any time while the Warrants are exercisable, so long as a registration statement relating to the common stock issuable upon exercise of the Warrants is effective and current: (ii) upon not less than 30 days prior written notice of redemption to each Warrant holder; and (iii) if, and only if, the reported last sale price of the common stock equals or exceeds $ per share for any 20 trading days within a 30 consecutive trading day period ending on the third business day prior to the notice of redemption to Warrant holders.
If the foregoing conditions are satisfied and we call the Warrants for redemption, each Warrant holder will then be entitled to exercise his or her Warrant prior to the date scheduled for redemption. However, there can be no assurance that the price of the common stock will exceed the call price or the Warrant exercise price after the redemption call is made.
Over-allotment option
375,000 shares of common stock and Warrants to purchase 93,750 shares.

Use of proceeds
We estimate that our net proceeds from this offering, without exercise of the over-allotment option, will be approximately $12.3 million (assuming an initial offering price of $6.00 per share of common stock and corresponding .25 Warrant, the midpoint of the range set forth on the corner of this prospectus). We intend to use these proceeds for product development activities, including clinical trials for our most advanced product candidates; for patent maintenance fees and intellectual property support; and for general corporate purposes and working capital. See “Use of Proceeds.”
AIM Market symbols
MEDU and MEDG
Proposed NYSE Amex symbols
We have applied for listing of our common stock and Warrants, on NYSE Amex under the symbols ”MDGN” and “MDGN.W,” respectively.

The number of shares of our common stock that will be outstanding immediately after this offering is based on 5,387,457 shares of common stock outstanding as of February 11, 2011, and excludes:

•	1,203,634 shares of our common stock issuable upon the exercise of stock options outstanding under our 2006 stock option plan as of February 11, 2011, at a weighted-average exercise price of $5.60 per share;
•	2,998,022 shares of our common stock issuable upon the exercise of outstanding warrants as of February 11, 2011, at a weighted-average exercise price of $4.20 per share;
•	696,250 shares of our common stock issuable upon exercise of the Warrants and other warrants issued in connection with this offering; and
•	498,672 shares of our common stock to be reserved for future issuance under our equity incentive plans following this offering.

Except as otherwise indicated herein, all information in this prospectus, including the number of shares of common stock that will be outstanding after this offering, assumes or gives effect to:

•	the automatic conversion of all of our outstanding 2009 Debentures into 158,333 shares of common stock and the issuance of warrants to purchase 71,250 shares of common stock at an exercise price of $6.60 per share in connection therewith (based upon an assumed initial public offering price of $6.00 per share of common stock and corresponding .25 Warrant, which is the midpoint of the range set forth on the cover page of this prospectus);
•	the automatic conversion of all of our outstanding 2010 Debentures into 906,667 shares of common stock (based on the currency exchange ratio of $1.62 to one British Pound Sterling as of February 11, 2011 and based upon an assumed initial public offering price of $6.00 per share of common stock and corresponding .25 Warrant, which is the midpoint of the range set forth on the cover page of this prospectus); and
•	no exercise of warrants or options outstanding on the date of this prospectus, except as specifically set forth herein.

SUMMARY FINANCIAL DATA

The following statements of operations data for 2009 and 2010 and balance sheet data as of December 31, 2009 and 2010 are derived from our audited financial statements, which are included elsewhere in this prospectus. This financial information includes all adjustments, consisting of only normal recurring accruals, which our management considers necessary for the fair presentation of our financial position and results of operations for such interim periods. Our financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States (U.S. GAAP). Our historical results for any period are not necessarily indicative of our future performance. You should read the following information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. Note 2(j) to our financial statements explains the method we used to compute basic and diluted net loss per share allocable to common stockholders.

	Year Ended December 31, 2009 (1)	Year Ended December 31, 2010
	In thousands, except per share and share amount)
STATEMENT OF OPERATIONS DATA:
Operating expenses:
Research and development	$2,267	$3,377
Less: Participation by the Office of the Chief Scientist	(488)	(705)
U.S. Government grant	—	(244)
Participation by third party	(90)	(902)
Research and development, net	1,689	1,526
General and administrative	2,534	4,405
Other income
Excess amount of participation in research and development from third party	(327)	(2,577)
Loss from operations	(3,896)	(3,354)
Interest income	(10)	(55)
Interest expense, including amortization of deferred financing costs and debt discounts	3,055	846
Taxes on income	1	2
Loss	$(6,942)	$(4,147)
Basic and diluted net loss per common share	$(2.06)	$(0.95)
Weighted average common shares outstanding – basic and diluted	3,367,024	4,374,520

BALANCE SHEET DATA:

	As of December 31,		As of December 31, 2010
	2009(1)	2010	Pro Forma (unaudited)	Pro Forma As Adjusted(2) (unaudited)
Cash and cash equivalents	$470	$2,859	$2,659	$15,601
Total Assets	1,084	5,121	4,921	17,191
Total Liabilities	8,797	12,195	8,535	8,535
Deficit Accumulated During the Development Stage	(37,262)	(41,409)	(43,659)	(43,659)
Total Stockholders’ Equity (Deficit)	(7,713)	(7,074)	(3,614)	8,656

(1)	Our 2009 financial statements have been restated to give effect to the change in accounting standards effective January 1, 2009 applicable to the classification and measurement of warrants issued in prior period with down-round protection (see Note 2(p) to our Consolidated Financial Statements).

(2)	The pro forma information contained in this prospectus is presented currently assuming that the consideration allocated to the Warrants to be issued in this offering is immaterial. At the time of final pricing, the consideration allocated to the Warrants will be determined and taken into consideration in the pro forma information.

We have presented the summary balance sheet data as of December 31, 2010:

•	on an actual basis;
•	on a pro forma basis, based upon an assumed initial public offering price of $6.00 per share of common stock and corresponding .25 Warrant, which is the midpoint of the range set forth on the cover page of this prospectus, to give effect to:
•	the estimated revaluation of the fair value of our 2009 and 2010 Debentures as of immediately prior to conversion, giving effect to the discounted conversion prices described below;
•	the automatic conversion of outstanding principal on the 2009 Debentures and the issuance of an aggregate of 158,333 shares of our common stock upon such conversion and the issuance of warrants to purchase 71,250 shares of common stock at an exercise price of $6.60 per share in connection therewith;
•	the automatic conversion of outstanding principal and accrued interest on the 2010 Debentures and the issuance of an aggregate of 906,667 shares of our common stock upon such conversion (based on the currency exchange ratio of $1.62 to one British Pound Sterling as of February 11, 2011);
•	the estimated revaluation of the fair value of our outstanding warrants; and
•	the payment of $200,000 to Yissum as required under our license agreement with Yissum upon the closing of this offering; and
•	on a pro forma as adjusted basis, based upon an assumed initial public offering price of $6.00 per share of common stock and corresponding .25 Warrant, which is the midpoint of the range set forth on the cover page of this prospectus, to give further effect to:
•	the sale of 2,500,000 shares of common stock and 625,000 Warrants in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information reflects the conversion of the 2009 Debentures and the 2010 Debentures in accordance with the terms of the respective contractual agreements relating to such debentures. Our agreements provide that the 2009 Debentures will automatically convert upon this offering at a conversion price equal to the lesser of $4.20 or 60% of the price of the common stock sold in this offering. Our agreements provide that the 2010 Debentures will automatically convert upon this offering at a conversion price equal to the lesser of GBP 4.55 ($7.37 based on the currency ratio of $1.62 to one British Pound Sterling as of February 11, 2011) or 75% of the price of the common stock sold in this offering. Based on the assumed initial offering price of $6.00 per share of common stock and corresponding .25 Warrant (the midpoint of the range set forth on the cover page of this prospectus), we calculated the conversion price for the 2009 Debentures to be $3.60 per share and the conversion price for the 2010 Debentures to be $4.50 per share. The pro forma information presented in the summary balance sheet data is only for illustrative purposes and will change based on the actual initial public offering price, the date of closing and other terms of this offering determined at pricing.

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information contained in this prospectus (including our financial statements and the related notes appearing at the end of this prospectus), before deciding whether to invest in our securities. In the event that any of the risks listed below actually materialize, our business, financial condition, operations and/or prospects would likely suffer significantly. In such event, you could lose all or a substantial part of your investment.

Business-Related Risks

We are a clinical stage medical technology company and have a history of significant and continued operating losses and a substantial accumulated earnings deficit and we may continue to incur significant losses.

We are a clinical stage medical technology company and since our inception have been focused on research and development and have not generated any substantial revenues. We have incurred net losses of approximately $6,942,000 and $4,147,000 for the years ended December 31, 2009 and 2010, respectively. At December 31, 2010, we had an accumulated deficit of approximately $41,409,000. We expect to incur additional operating losses, as well as negative cash flow from operations, for the foreseeable future, as we continue to expand our research and development and commence commercialization of our potential product candidates. Our ability to generate revenues from sales of our potential products will depend on:

•	successful completion of necessary medical trials which have not advanced beyond phase I/II stage;
•	regulatory approval;
•	commercialization (through partnership or licensing deals or through internal development) and market acceptance of new technologies and product candidates under development;
•	medical community awareness; and
•	changes in regulation or regulatory policy.

We believe that initial commercialization of any of our product candidates by us or any future strategic partners is not likely before 2014 and could easily take five years or more.

The report of our independent registered public accounting firm expresses substantial doubt about our ability to continue as a going concern.

Our auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have indicated in their report on our financial statements for the fiscal years ending December 31, 2009 and 2010 that there exist conditions that raise substantial doubt about our ability to continue as a going concern due to recurring losses and the lack of working capital. Early-stage biotechnical companies often receive such a report, as our continued operations are dependent on our ability to raise additional capital until revenues are available and received. A “going concern” opinion could impair our ability to finance our operations through the sale of debt or equity securities. Our ability to continue as a going concern will depend on our ability to obtain additional financing when necessary, which is not certain. If we are unable to achieve these goals, our business would be jeopardized and we may not be able to continue. If we ceased operations, it is likely that all of the investors would lose their investment.

We have significant severance liabilities and may not be able to satisfy such obligations.

Our balance sheet as of December 31, 2010 includes a net liability of approximately $769,000 representing severance payments required under Israeli law and contractual obligations in excess of severance covered by our current insurance policies that would be due if our employees left under circumstances that triggered payment of severance. Of such amount, approximately $420,000 represents amounts that would be payable to our President and Chief Executive Officer if his employment with us terminated.

Our liability for severance pay is calculated pursuant to the Israeli severance pay law based on the most recent salary for the employees multiplied by the number of years of employment, as of the balance sheet date. Under law, employees are entitled to one month salary (based on the average of the employee’s last three months’ salary) for each year of employment or a portion thereof. Accordingly, our unfunded severance liability increases upon any increase in an employee’s salary. In addition, several employees are entitled to additional severance compensation in accordance with the terms of their respective employment agreements. Our liability for all of our employees is fully provided by an accrual and is mainly funded by monthly deposits with insurance policies. The value of these policies is recorded as an asset in our balance sheet. Our net liability for severance payments is due to additional months of severance provided under our agreements with certain employees and to any shortfall in our deposited amounts caused by increases in salary.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes profits or losses as appropriate.

After giving effect to the proceeds of this offering, our capital resources will only fund our operations for at least 12 months after closing of this offering and we will need substantial additional capital for the continued development of our product candidates and for our long-term operations.

We will use the proceeds from this offering to fund our continued operations. We believe that the net proceeds of this offering, plus our existing cash and cash equivalents, should be sufficient to meet our operating and capital requirements for at least 12 months after the closing of this offering. However, changes in our business, whether or not initiated by us, may affect the rate at which we deplete our cash and cash equivalents. Our present and future capital requirements depend on many factors, including:

•	the level of patient recruitment in our current clinical trial of EPODURE and the continuing results of such trial;
•	the level of research and development investment required to develop our first product candidates, and maintain and improve the Biopump Platform Technology;
•	changes in product development plans needed to address any difficulties that may arise in manufacturing, preclinical activities, clinical studies or commercialization;
•	our ability and willingness to enter into new agreements with strategic partners, and the terms of these agreements;
•	our success rate in preclinical and clinical efforts associated with milestones and royalties;
•	the costs of recruiting and retaining qualified personnel;
•	the time and costs involved in obtaining regulatory approvals; and
•	the costs of filing, prosecuting, defending, and enforcing patent claims and other intellectual property rights.

In addition to the net proceeds from this offering, we will require significant amounts of additional capital in the future, and such capital may not be available when we need it on terms that we find favorable, if at all. We may seek to raise these funds through public or private equity offerings, debt financings, credit facilities, or partnering or other corporate collaborations and licensing arrangements. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of opportunities, develop products and technologies, and otherwise respond to competitive pressures could be significantly delayed or limited, and we may need to downsize or halt our operations. Prevailing market conditions may not allow for such a fundraising or new investors may not be prepared to purchase our securities at prices that are greater than the purchase price of shares sold in this offering. In the event that future fundraising is at prices lower than the purchase price of shares sold in this offering, investors participating in this offering could suffer significant ownership dilution and/or a reduction in the market value of their holdings of our common stock.

We are still in the process of clinical trials and do not have a commercialized product and may never be able to commercialize our product candidates.

We are currently in phase I/II clinical trials with respect to our EPODURE Biopump and have not commenced clinical trials for either our INFRADURE Biopump or our HEMODURE Biopump. Only a small number of research and development programs ultimately result in commercially successful drugs and drug delivery systems. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons, including:

•	difficulties related to large-scale manufacturing;
•	lack of familiarity of health care providers and patients;
•	low market acceptance as a result of lower demonstrated clinical safety or efficacy compared to other products or other potential disadvantages relative to alternative treatment methods;
•	insufficient or unfavorable levels of reimbursement from government or third-party payors;
•	infringement on proprietary rights of others for which we (or our licensees, if any) have not received licenses;
•	incompatibility with other therapeutic products;
•	potential advantages of alternative treatment methods;
•	ineffective marketing and distribution support;
•	lack of costs-effectiveness; or
•	timing of market introduction of competitive products.

If any of these potential problems occurs, we may never successfully commercialize our Biopump Platform Technology. If we are unable to develop commercially viable products, our business, results of operations and financial condition will be materially and adversely affected.

Our Biopump Platform Technology is still being developed and has not been tested on a large scale, and, therefore, we do not know all of the possible side effects and may not be able to commercialize our technology as planned.

The Biopump Platform Technology has not been tested on a large scale, and is still in an early stage of development. Although we and our advisors believe that the results in patients treated to date have demonstrated proof of concept and shown safety and efficacy of our technology so far in its first application, to date we have not requested and have not received confirmation from any regulatory authority of our proof of concept or proof of principle or determination of the safety and efficacy of our technology. Aspects of the implementation and use of the Biopump Platform Technology are not yet fully developed or proven, and disappointing results and problems could delay or prevent their completion. Even if the Biopump Platform Technology works well in one indication, it could possibly have disappointing results in others. If so, the development could be stalled or even blocked in one or more indications. Potential risks associated with the use of the Biopump Platform Technology are the development of an immune response to the vector, the encoded protein product, autoimmunity to the endogenous protein product or potential overdose of protein due to difficulties in managing the continuous supply in the patient in accordance with patient need. Risk for immunogenic reaction to the vector is based on clinical studies using first general adenoviral vectors that contain a full complement of viral proteins. We currently use a gutless adenoviral vector in all our development activities and our current trial to eliminate the risk of viral vector particles. While these gutless adenoviral vectors do not include viral proteins, the risk for somehow re-establishing expression of viral proteins cannot be ruled out.

The basis for the risks described above is currently only theoretical since these effects have not been seen in the small number of patients that have received a Biopump in our phase I/II study or in preclinical safety studies performed in mice. However, the possible side effects and full efficacy and safety of the technology need to be tested, in a substantial number of patients to verify this. Our previous safety tests were only carried out on a small number of patients and therefore any conclusions may not be representative of either a larger multi-centric test or the commercial version of the technology in the general population. In addition, the full impact of the technology, and its many possible variations, on the body is, as yet, unknown. Although no side effects attributed to the Biopump Platform Technology were found to date in the phase I/II clinical trial for EPODURE, the possibility cannot be ruled out that serious side effects might be borne out by further trials, and if so, this could have serious implications on the viability of the technology and our business.

Although the Biopump Platform Technology aims to minimize the residual number of viral vector particles and their proteins introduced into a body, there is a chance that the cumulative effect of Biopump reimplantation could result in an eventual build up of viral proteins and an immunogenic reaction against the Biopumps preventing further implantations, which could question the viability of the technology.

Severe side effects or complications in trials, or post-approval, could result in financial claims and losses against us, damage our reputation, and increase our expenses and reduce our assets. In addition, our product candidates may not gain commercial acceptance or ever be commercialized.

We are completely dependent upon the successful development of our Biopump Platform Technology. If we fail to successfully complete its development and commercialization or enter into licensing or partnership agreements, we will not generate operating revenues.

All of our efforts are focused on the development of our Biopump Platform Technology. There is no guarantee that we will succeed in developing products based on our Biopump Platform Technology. If we or any partner(s) or collaborator(s) that we may enter into a relationship with are unable to consummate the production of Biopumps to provide the sustained protein therapy to treat various chronic diseases in a safe, stable, commercial end-product form, we will be unable to generate any revenues. There is no certainty as to our success, whether within a given time frame or at all. Any delays in our schedule for clinical trials, regulatory approvals or other stages in the development of our product are likely to cause us additional expense, and may even prevent the successful finalization of any or all of our product candidates. Delays in the timing for development of our technology may also have a material adverse effect on our business, financial condition and results of operations due to the possible absence of financing sources for our operations during such additional periods of time.

Clinical trials involve lengthy and expensive processes with uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results.

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials, which would cause us or regulatory authorities to delay or suspend clinical trials, or delay the analysis of data from completed or ongoing clinical trials. We estimate that clinical trials involving various applications of our Biopump Platform Technology will continue for several years; however, such trials may also take significantly longer to complete and may cost more money that we expect. Failure can occur at any stage of testing, and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of the current, or a future, more advanced, version of our Biopump Platform Technology, including but not limited to:

•	delays in obtaining regulatory approvals to commence a clinical trial;
•	slower than anticipated patient recruitment and enrollment;
•	negative or inconclusive results from clinical trials;
•	unforeseen safety issues;
•	an inability to monitor patients adequately during or after treatment; and
•	problems with investigator or patient compliance with the trial protocols.

A number of companies in the medical device, biotechnology, and biopharmaceutical industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier clinical trials. Despite the successful results reported in early clinical trials regarding our EPODURE Biopump, we do not know whether any clinical trials we or our clinical partners may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market our product candidate for the treatment of chronic kidney disease. If later-stage clinical trials involving

EPODURE Biopump do not produce favorable results, our ability to obtain regulatory approval may be adversely impacted, which will have a material adverse effect on our business, financial condition and results of operations.

Potential difficulty with, and delays in, recruiting additional patients for phase I/II, phase IIb and phase III clinical trials may adversely effect the timing of our clinical trials and our working capital requirements.

Our research and development is highly dependent on timely recruitment of the requisite number and type of patients for our clinical trials. We have previously found it very difficult to recruit such patients and the increased volume and ethnic backgrounds required for future testing may render such testing even more difficult. Such larger studies will likely be based on the use of multicenter, multinational design, which can prove difficult to manage and could result in delays in patient recruitment. Delays in the recruitment of such patients could delay our trials and negatively impact our working capital requirements.

Potential difficulty with, and delays in, obtaining vectors necessary for conducting phase I/II, phase IIb and phase III clinical trials and additional research and development of the Biopump Platform Technology may adversely effect the timing of our clinical trials, the further development of our technology and our working capital requirements.

We need specific vectors in order to conduct our research and development of our Biopump Platform Technology and to create Biopumps to conduct our clinical trials. We currently use only one source available for the production and delivery of research grade versions of new vectors for developing new products. Such source is highly dependent on the work of a particular individual. Although we have a contract with such source, there is a possibility that the source would discontinue its business or the contract would be terminated, that the particular individual could become unable to work on the production of vectors or that other problems could occur with the timely production and delivery of vectors. We are in the process of seeking additional sources and determining whether we could produce the necessary new vectors using our own facilities and resources. Vectors intended for use in clinical trials must be produced by other vector suppliers who manufacture according to strict requirements of Good Manufacturing Practice (GMP). We have worked with one such GMP vector manufacturer who has supplied the GMP vectors used in the EPODURE phase I/II clinical study, and we intend to continue to order new GMP vectors when needed from such supplier. There is a possibility that the source would discontinue its business or that other problems could occur with the timely production and delivery of GMP vectors. If this were to occur, we would need to establish GMP vector production at one or more alternative GMP vector manufacturers. Delays in obtaining the vectors could delay any new trials. Without the necessary vectors, we would be unable to continue the research and development of our technology which would negatively impact our working capital requirements.

We may not successfully establish and maintain relationships with third-party service providers and collaborators, which could adversely affect our ability to develop our product candidates.

Our ability to commercialize our technology is dependent on our ability to reach strategic licensing and other development agreements with appropriate partners, including pharmaceutical companies, biotech firms and medical device companies. If we are unable to successfully negotiate such agreements, we may not be able to continue to develop the Biopump Platform Technology without raising significant additional capital for commercialization.

The successful adoption of Biopump Platform Technology also relies on our ability to bring about practical, reliable and cost-effective production of Biopumps on a commercial scale and its use in patients in widespread locations. This requires the design, development, and commercial scale-up of Biopump manufacturing capability, intended for implementation in regional Biopump processing centers, together with appropriate logistical capabilities to enable local treatment of patients in their communities, in a cost effective and reliable manner. Biopump processing is intended to be effected using semi-automated processing stations employing sealed cassettes and other single use items for each patient. Treatment of patients in various locations is dependent upon reliable acquisition of micro-organs and implantation or ablation of Biopumps by trained local physicians, using appropriate proprietary and nonproprietary devices and products, and upon the transport of micro-organs and Biopumps between the Biopump processing centers and local treatment clinics via reliable and cost effective logistical arrangements. It may also be important that the processing center not require highly skilled operators, specialist laboratories or clean rooms. The inability to adequately scale and rollout such technology could damage the cost-effectiveness and therefore one of the anticipated competitive advantages of the Biopump Platform Technology.

Our core business strategy is to enter into collaborative relationships or strategic partnerships and/or license appropriate parts or uses of our technology in order to establish, develop and expand the distribution and international sale of our product candidates. We may not be able to identify such collaborators and partners on a timely basis and we may not be able to enter into relationships with any future collaborator(s) or partner(s) on terms that are commercially beneficial to us or at all. In addition, such relationships and partnerships may not come to fruition or may not be successful. Our agreements with these third parties may also contain provisions that restrict our ability to develop and test our product candidates or that give third parties rights to control aspects of our product development and clinical programs.

The third-party contractors may not assign as great of a priority to our clinical development programs or pursue them as diligently as we would if we were undertaking such programs directly and, accordingly, may not complete activities on schedule, or may not conduct the studies or our clinical trials in accordance with regulatory requirements or with our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, or if their performance is substandard, we may be required to replace them.

In addition, conflicts may arise with our collaborators, such as conflicts concerning the interpretation of clinical data, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property developed during the collaboration. If any conflicts arise with our existing or future collaborators, they may act in their self-interest, which may be adverse to our best interests. The third-party contractors may also have relationships with other commercial entities, some of whom may complete with us. If the third-party contractors work with our competitors, our competitive position may be harmed.

In addition, although we attempt to audit and control the quality of third-party data, we cannot guarantee the authenticity or accuracy of such data, nor can we be certain that such data has not been fraudulently generated. The failure of third parties to carry out their obligations towards us would materially adversely affect our ability to develop and market our Biopump Platform Technology. To date, we have only entered into one collaboration agreement which is for the development of the HEMODURE Biopump.

We have no marketing experience, sales force or distribution capabilities. If our product candidates are approved, and we are unable to recruit key personnel to perform these functions, we may not be able to successfully commercialize the products.

Although we do not currently have any marketable products, our ability to produce revenues ultimately depends on our ability to sell our product candidates if and when they are approved by the FDA and other regulatory authorities. We currently have no experience in marketing or selling pharmaceutical products, and we do not have a marketing and sales staff or distribution capabilities. Developing a marketing and sales force is also time-consuming and could delay the launch of new products or expansion of existing product sales. In addition, we will compete with many companies that currently have extensive and well-funded marketing and sales operations. If we fail to establish successful marketing and sales capabilities or fail to enter into successful marketing arrangements with third parties, our ability to generate revenues will suffer.

Furthermore, even if we enter into marketing and distributing arrangements with third parties, these third parties may not be successful or effective in selling and marketing our Biopump Platform Technology. If we fail to create successful and effective marketing and distribution channels, our ability to generate revenue and achieve our anticipated growth could be adversely affected. If these distributors experience financial or other difficulties, sales of our products could be reduced, and our business, financial condition and results of operations could be harmed.

We are subject to intense government regulation and we may not be able to successfully complete the necessary clinical trials.

Approval for clinical trials depends, among other things, on data obtained from our pre-clinical and clinical activities, including completion of preclinical animal and in vitro studies in a timely manner. These pre-clinical and clinical activities must meet stringent quality assurance and compliance requirements. Data obtained from such activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approvals. Approval also depends on our obtaining certain key materials such as the GMP produced gutless adenoviral vector, which is prepared through a contract with a GMP vector manufacturer. Being a new version of an adenoviral vector, production of gutless adenoviral vector involves the use of certain special techniques for its preparation, which are somewhat different from those normally used by GMP vector manufacturers of first generation adenoviral vectors and such manufacturer may not be able to meet our requirements on a timely basis, or at all. Delays in obtaining a GMP vector needed for a specific clinical trial could delay the start of the trial.

We currently have limited experience in and resources for conducting the large-scale clinical trials which may hamper our ability to obtain or comply with regulatory approval. The failure to comply with applicable regulatory requirements may result in criminal prosecution, civil penalties, product recalls, withdrawal of product approval, mandatory restrictions and other actions, which could impair our ability to conduct business.

The FDA and other health authorities will regulate our product candidates and we may never receive regulatory approval to market and sell our product candidates.

Our product candidates will require regulatory approvals prior to sale. In particular, our product candidates are subject to stringent approval processes, prior to commercial marketing, by the FDA and by comparable agencies in all countries where we operate and desire to introduce our product candidates, whether sold via a strategic partner or directly by us. These requirements range from vector and Biopump efficacy and safety assessment in phase III clinical trials to long-term follow-up assessments on treated patients in clinical trials for product approval for sale. The process of obtaining FDA and corresponding foreign approvals is costly and time-consuming, and we cannot assure that such approvals will be granted. Also, the regulations we are subject to change frequently and such changes could cause delays in the development of our product candidates.

It typically takes a company several years or longer to satisfy the substantial requirements imposed by the FDA and comparable agencies in other countries for the introduction of therapeutic pharmaceutical and biological products. Pharmaceutical or biological products must be registered in accordance with applicable law before they can be manufactured, marketed and distributed. This registration must include medical data proving the product’s safety, efficacy and clinical testing. Also included in product registration should be references to medical publications and information about the production methods and quality control.

To obtain regulatory approvals in the United States, we or a collaborator must ultimately demonstrate to the satisfaction of the FDA that our product candidates are sufficiently safe and effective for their proposed administration to humans. Many factors, known and unknown, can adversely impact clinical trials and the ability to evaluate a product candidate’s safety and efficacy, including:

•	the FDA or other health regulatory authorities, or instructional review boards (IRB), do not approve a clinical trial protocol or place a clinical trial on hold;
•	suitable patients do not enroll in a clinical trial in sufficient numbers or at the expected rate, for reasons such as the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the perceptions of investigators and patients regarding safety, and the availability of other treatment options;
•	clinical trial data are adversely affected by trial conduct or patient withdrawal prior to completion of the trial;
•	there is competition with ongoing clinical trials and scheduling conflicts with participating clinicians;
•	patients experience serious adverse events, including adverse side effects of our drug candidates, for a variety of reasons that may or may not be related to our product candidates, including the advanced stage of their disease and other medical problems;
•	patients in the placebo or untreated control group exhibit greater than expected improvements or fewer than expected adverse events;

•	third-party clinical investigators do not perform the clinical trials on the anticipated schedule or consistent with the clinical trial protocol and good clinical practices, or other third-party organizations do not perform data collection and analysis in a timely or accurate manner;
•	service providers, collaborators or co-sponsors do not adequately perform their obligations in relation to the clinical trial or cause the trial to be delayed or terminated;
•	we are unable to obtain a sufficient supply of manufactured clinical trial materials;
•	regulatory inspections of manufacturing facilities require us or a co-sponsor to undertake corrective action or suspend the clinical trials;
•	the interim results of the clinical trial are inconclusive or negative;
•	the clinical trial, although approved and completed, generates data that are not considered by the FDA or others to be sufficient to demonstrate safety and efficacy; and
•	changes in governmental regulations or administrative actions affect the conduct of the clinical trial or the interpretation of its results.

There can be no assurance that our clinical trials will in fact demonstrate, to the satisfaction of the FDA and others, that our product candidates are sufficiently safe or effective. The FDA or we may also restrict or suspend our clinical trials at any time if either believes that we are exposing the subjects participating in the trials to unacceptable health risks.

Delays in obtaining such clearances and/or changes in existing requirements could have a material adverse effect on our company by making it difficult to advance product candidates or by reducing or eliminating their potential or perceived value and, therefore, our ability to conduct our business as currently planned could materially suffer. Failure to obtain required regulatory approvals could require us to delay, curtail or cease our operations. Even if we invest the necessary time, money and resources required to advance through the FDA approval process, there is no guarantee that we will receive FDA approval of our product candidates.

Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;
•	repair, replacement, refunds, recall or seizure of our products;
•	operating restrictions or partial suspension or total shutdown of production;
•	refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses, or modifications to existing products;
•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and
•	criminal prosecution.

If any of these events were to occur, it could adversely affect our business, financial condition and results of operations.

Even if we obtain regulatory approvals, our products will be subject to ongoing regulatory review and if we fail to comply with continuing regulations, we could lose those approvals and our business, financial condition and results of operations would be seriously harmed.

Even if our Biopump Technology Platform receives initial regulatory approval or clearance for specific therapeutic applications, we will still be subject to ongoing reporting obligations, and such product and the related manufacturing operations will be subject to continuing regulatory review, including FDA inspections. This ongoing review may result in the withdrawal of our product from the market, the interruption of manufacturing operations and/or the imposition of labeling and/or marketing limitations related to specific applications of our product. Since many more patients will be exposed to our Biopump Technology Platform following its marketing approval, serious but infrequent adverse reactions that were not observed in clinical trials may be observed during the commercial marketing of such product. In addition, the manufacturer(s) and the manufacturing facilities that we will use to produce our Biopumps will be subject to periodic review and inspection by the FDA and other similar foreign regulators. Late discovery of previously unknown problems with any product, manufacturer or manufacturing process, or failure to comply with regulatory requirements, may result in actions, such as:

•	restrictions on such product, manufacturer or manufacturing process;
•	warning letters from the FDA or other regulatory authorities;
•	the withdrawal of the product from the market;
•	the suspension or withdrawal of regulatory approvals;
•	a refusal by such regulator to approve pending applications or supplements to approved applications that we or our licensees (if any) submit;
•	a voluntary or mandatory recall;
•	fines;
•	a refusal to permit the import or export of our product;
•	product seizures or detentions;
•	injunctions or the imposition of civil or criminal penalties; and
•	adverse publicity.

In addition, from time to time, legislation is drafted and introduced in the U.S. that could significantly change the statutory provisions governing any regulatory clearance or approval that we receive from the U.S. regulatory authorities. FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our product. We cannot predict what these changes will be, how or when they will occur or what effect they will have on the regulation of our product. If we, or our licensees, suppliers, collaborative research partners or clinical investigators are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or the adoption of new regulatory requirements or policies, we may lose marketing approval for any of the therapeutic applications of our product (to the extent that such applications are initially approved), resulting in decreased or lost revenue from milestones, product rental or usage fees, or royalties.

Even if approved by the necessary regulatory authorities, our product candidates may not gain market acceptance.

The development of a market for new technology is affected by numerous factors, many of which are beyond our control. There can be no assurance the Biopump Platform Technology will gain acceptance within the markets at which it is targeted. Further, the internal structure for medical service provision varies considerably from territory to territory throughout the world and may be, in some cases, subject to public sector procurement processes, which could delay penetration of this market by our product candidates. If the market does not accept our product candidates, when and if we are able to commercialize them, then we may never become profitable. Factors that could delay, inhibit or prevent market acceptance of our product candidates may include:

•	the timing and receipt of marketing approvals;
•	the safety and efficacy of the products;
•	the emergence of equivalent or superior products;
•	the cost-effectiveness of the products; and
•	ineffective marketing.

Our success is first and foremost reliant upon there being a demand for our technology by potential strategic partners. Together with such partners, we intend to establish and manage reliable and cost effective Biopump production capabilities on a large scale. There is risk that such facilities may not be successfully established, may not meet their performance requirements or cost targets, or in other was fail to deliver the requisite level of reliable and cost-effective Biopumps for clinical use. In addition, sales will rely upon demand for Biopump products, which in turn is dependent upon patient and doctor and other medical practitioner perceptions as to safety, reliability and efficacy of our product candidates. Although our product candidates will be subject to extensive testing, there can be no assurance that consumers will ultimately accept them relating to safety.

Our efforts to comply with federal and state fraud and abuse laws could be costly, and, if we are unable to fully comply with such laws, we could face substantial penalties.

We are subject to extensive federal and state healthcare fraud and abuse laws and regulations, including, but not limited to, the following:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;
•	the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government;
•	the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), which creates federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program and which also imposes certain obligations on entities with respect to the privacy, security and transmission of individually identifiable health information;
•	the federal False Statements Statute, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; and
•	state laws that are analogous to each of the above federal laws, such as state anti-kickback and false claims laws (some of which may apply to healthcare items or services reimbursed by any third-party payor, including commercial insurers), as well as certain state laws that require pharmaceutical and medical device companies to comply with industry voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government.

If our past or present operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from third-party payor programs such as Medicare and Medicaid and/or the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we may do business are found to be non-compliant with applicable laws, they may be subject to criminal, civil or administrative sanctions including exclusions from government-funded health care programs, which could also negatively impact our operations. Our ongoing efforts to comply with these laws may be costly, and our failure to comply with these laws could have a material adverse effect on our business, financial condition and results of operations. The risk of our being found in violation of these laws is increased by the fact that many of them have not been definitively interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of subjective interpretations. In addition, these laws and their interpretations are subject to change. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and damage our reputation.

If any of our key employees discontinue his or her services with us, our efforts to develop our business may be delayed.

Our success will depend on the retention of our Directors, Strategic Advisory Board and other current and future members of our management and technical team, including Andrew Pearlman, our founder, President and Chief Executive Officer, Stephen Bellomo, our Chief Operating Officer, and Baruch Stern, our

Chief Scientific Officer, and on our ability to continue to attract and retain highly skilled and qualified personnel. There can be no assurance that we will retain the services of any of our Directors, Strategic Advisory Board members, officers or employees, or attract or retain additional senior managers or skilled employees. Furthermore, we do not carry key man insurance with respect to any of such individuals.

The Biopump Platform Technology is still in development and is dependent on further development and testing to reach commercial production. We currently employ a small number of key personnel including top managers, scientists, engineers and clinical experts who are important to developing the Biopump Platform Technology and have a high level of accumulated knowledge which would be lost if they left our company. If these employees leave our company or otherwise are unable to provide services, there could be significant implications on the timing and cost of future development of the technology. Because competition for qualified personnel in our industry is intense, we may be unable to timely find suitable replacements with the necessary scientific expertise. We cannot assure you that our efforts to attract or retain such personnel will be successful.

If we are not able to obtain and maintain adequate patent protection for our product candidates, we may be unable to prevent our competitors from using our technology.

Our ability to commercialize the Biopump Platform Technology, or our product candidates, will depend, in part, on our ability, both in the U.S. and in other countries, to obtain patents, enforce those patents, preserve trade secrets and operate without infringing the proprietary rights of third parties. Our owned and licensed patent portfolio directed to the Biopump Platform Technology contains ten issued patents and 53 pending U.S. and international patent applications. We may not successfully obtain patents in the other countries in which patent applications have been or will be filed, and we may not develop other patentable products or processes. In addition, any future patents may not prevent other persons or companies from developing similar or medically equivalent products and other persons or companies may be issued patents that may prevent the sale of our products or that will require us to license or pay significant fees or royalties. Furthermore, issued patents may not be valid or enforceable, or be able to provide our company with meaningful protection. Patent litigation is costly and time-consuming and there can be no assurance that we will have, or will be able to devote, sufficient resources to pursue such litigation. In addition, potentially unfavorable outcomes in such proceedings could limit our intellectual property rights and activities.

The patent positions of the products being developed by us and our collaborators involve complex legal and factual uncertainties. As a result, we cannot assure that any patent applications filed by us, or by others under which we have rights, will result in patents being issued in the U.S. or foreign countries. In addition, there can be no assurance that the scope of any patent protection will be sufficient to provide us with competitive advantages, that any patents obtained by us or our collaborators will be held valid if subsequently challenged or that others will not claim rights in or ownership of the patents and other proprietary rights we or our collaborators may hold.

We are not aware of any third parties infringing our patents. Unauthorized parties may try to copy aspects of our product candidates and technologies or obtain and use information we consider proprietary. Policing the unauthorized use of our proprietary rights is difficult. We cannot guarantee that no harm or threat will be made to our or our collaborators’ intellectual property. In addition, changes in, or different interpretations of, patent laws in the U.S. and other countries may also adversely affect the scope of our patent protection and our competitive situation.

There is certain subject matter that is patentable in the U.S. but not generally patentable outside of the U.S. Differences in what constitutes patentable subject matter in various countries may limit the protection we can obtain outside of the U.S. For example, methods of treating humans are not patentable in many countries outside of the U.S. These and other issues may prevent us from obtaining patent protection outside of the U.S., which would have a material adverse effect on our business, financial condition and results of operations.

We do not believe we infringe any third party patents in the U.S. in the making, using and selling of the Biopump Platform Technology. However, we may need to obtain additional licenses to use certain patents depending on the specific gene products, proteins, vectors and promoters used in conjunction with the Biopump Platform Technology. These licenses include, for example, one or more specific proteins and promoters used in conjunction with certain genes to control their expression. There is no assurance that we will obtain licenses for such technology or would be able to obtain licenses to any third party intellectual property on commercially reasonable terms.

Additionally, there can be no assurance that we can successfully develop non-infringing alternatives on a timely basis, or license non-infringing alternatives, if any exist, on commercially reasonable terms. A significant intellectual property impediment to our ability to develop and commercialize our product candidates could adversely affect our business prospects.

We are heavily reliant on licenses from third parties and any loss of these rights would adversely effect our business.

We do not own some of the patents upon which the Biopump Platform Technology is based. We license such patents exclusively from Yissum Research Development Company of the Hebrew University of Jerusalem (Yissum), subject to certain specific reservations and restrictions. We have certain monetary and operational obligations under the license agreement with Yissum. If we fail to perform any of our obligations under the Yissum license agreement, Yissum may have the right to declare a breach of the Yissum license agreement. Upon such a breach, the Yissum license agreement could be terminated and the intellectual property could revert to Yissum and we may be unable to use or further develop the Biopump Platform Technology in those circumstances.

We have also obtained a non-exclusive license to technology from Baylor College of Medicine (BCM), Houston, Texas. The license is subject to certain specific reservations and restrictions including BCM’s required approval for the sale, market, transfer, sublicense, use and filing of patent applications for the BCM technology. BCM’s technology is also subject to U.S. governmental rights to call for a license to exploit the technology. If we fail to get such approvals or rights, our ability to use and/or profit from products that incorporate the BCM technology may be inhibited or prevented. If we fail to perform any of our obligations under the BCM license agreement, the BCM license agreement may be terminated. If the BCM license agreement is terminated, the licensed technology could revert to BCM, which may impair our ability to use or further develop our products candidates.

We have obtained an exclusive worldwide license to patents for variants of Factor VIII from the Regents of the University of Michigan (University of Michigan). We intend to use such variants to further our research and development with respect to our HEMODURE Biopump. If we breach our payment or development obligations under such license agreement, University of Michigan would have the right to terminate the license and we would be unable to use such licensed patents. As a result, development of our HEMODURE Biopump may be adversely impacted or delayed.

Our business is dependent on proprietary rights that may be difficult to protect and such dependence could affect our ability to effectively compete.

In addition to our patents, we also rely on trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. However, others, including our competitors, may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. We take precautionary measures to protect our proprietary rights and information, including the use of confidentiality agreements with employees and consultants, and those with whom we have academic and commercial relationships. However, we may not have such agreements in place with all such parties and, in spite of the measures, there can still be no guarantee that agreements will not be violated or that there will be an adequate remedy available for a violation of an agreement. Any of these events could prevent us from developing or commercializing our product candidates.

In addition, we have no trademark or applications pending; and third parties may have trademarks or have pending applications on our contemplated marks or similar marks or in similar fields of use that are confusingly similar; or may be using our contemplated marks or similar marks. We may have to change our use of certain marks currently in use or contemplated which could have an adverse impact on our business and may require us to spend additional funds to develop new marks. We anticipate that we will spend both time and management resources to develop and file trademark applications in the future.

We are subject to intense competition in the therapeutic protein market from companies with greater resources and more mature products, which may result in our competitors developing or commercializing products before or more successfully than us.

While we believe our Biopump Platform technology has significant advantages, there are a number of well-established and substantial companies engaged in the development, production, marketing, sale and distribution of products that are potentially competitive with our product candidates or the Biopump Platform Technology in general. Many of these companies are more experienced than our company is and represent significant competition. It is also possible that other parties have in development products substantially similar to or with properties that are more efficacious, less invasive and more cost effectively delivered than our product candidates or the Biopump Platform Technology in general. The success of our competitors in developing, bringing to market, distributing and selling their products could negatively affect our result of operations and/or general acceptance of our product candidates.

We face risks related to the current credit crisis that may adversely affect our business.

In general, our operating results can be significantly affected by negative economic conditions, high labor, material and commodity costs and unforeseen changes in demand for our products and services. These risks are heightened as economic conditions globally have deteriorated significantly and may remain at recessionary levels for the foreseeable future. The current recessionary conditions could have a potentially significant negative impact on demand for our products and services, which may have a direct negative impact on our sales and profitability, as well as our ability to generate sufficient internal cash flows or access credit at reasonable rates to meet future operating expenses, service debt and fund capital expenditure.

The grants we received from the Israeli Office of the Chief Scientist place certain restrictions on us.

Through our wholly owned Israeli subsidiary, we have received, and anticipate continuing to receive, grants from the Israeli Office of the Chief Scientist (OCS). The grant agreements require repayment of the grants provided to us through the payment of royalties out of income received from commercializing the developed technology. Pursuant to the Israeli Encouragement of Industrial Research and Development Law, certain limitations will apply to the change of control of the grant recipient and the financing, mortgaging, production, exportation, licensing or transfer or sale outside of Israel of its technology and intellectual property, which will require the Chief Scientist’s prior consent and, in some cases, extended royalties or other fees. This could have a material adverse effect on and significant cash flow consequences to our company if, and when, any technologies, intellectual property or manufacturing rights are exported, transferred or licensed to third parties outside Israel. If the OCS does not wish to give its consent in any required situation or transaction, we would need to negotiate a resolution with OCS which would involve monetary payments, such as royalties or fees, in aggregate up to three times the applicable funding received from OCS.

Reimbursement policies of third-party payers may negatively affect the acceptance of our product candidates by subjecting the product candidates to sales and pharmaceutical pricing controls.

Third-party payers (Medicare, Medicaid, private health insurance companies and other organizations) may affect the pricing or relative attractiveness of our product candidates by regulating the level of reimbursement provided to the physicians and clinics utilizing our product candidates or by refusing reimbursement. If reimbursement under these programs, or if the amount of time to secure reimbursement is too long, our ability to market our technology and product candidates may be adversely and materially affected. In international markets, reimbursement by private third-party medical insurance providers, including government insurers and independent providers, varies from country to country. In certain countries, our ability to achieve significant market penetration may depend upon the availability of third-party government reimbursement.

Pharmaceutical pricing is also subject to regulation in Israel as well as other countries within which we may wish to distribute our product candidates. Healthcare reform is often a subject of attention in governments that are trying to control healthcare expenditures. Healthcare reform proposals are the subject of much debate in the U.S. Congress and some state legislatures, as well as in other countries. There is no assurance that legislation, resulting in adverse effects on our company or our product candidates will not be adopted in a country in which we intend to operate and/or upon the distribution of our product candidates in the U.S. We cannot determine how the recently passed healthcare legislation in the U.S. will affect the acceptance of a reimbursement rate of our product candidates.

We may experience product liability claims, which could adversely affect our business and financial condition.

We may become subject to product liability claims. We have not experienced any product liability claims to date; however, the production at commercial scale, distribution, sale and support of our product candidates may entail the risk of such claims, which is likely to be substantial in light of the use of our product candidates in the treatment of medical conditions. We carry product liability insurance coverage in connection with our phase I/II trial of the EPODURE Biopump currently being conducted in Israel. Our insurance provides $3 million in coverage, subject to a $5,000 deductible. Our insurance must be renewed annually at a current cost of $6,000 per year. If we are unable to obtain a renewal or if we suffer a successful product liability claim in excess of our insurance coverage, such claim could result in significant monetary liability and could have a material adverse impact on our business, operations, financial position and/or reputation.

Risk Related to Our Securities and This Offering

There is not now, and there may not ever be, an active market for our securities in the U.S.

Although our common stock has been admitted for trading on the AIM Market since December 2007, the volumes and trading in our common stock have been extremely sporadic. As a result, the ability of holders to purchase or sell our common stock on AIM is limited, with low-volume trading creating wide shifts in price. Prior to this offering, there has been no public market for our common stock or any warrants for our common stock in the United States. We expect that our common stock and the Warrants will be eligible to be quoted on the NYSE Amex. For our securities to continue to be listed on the NYSE Amex, we must meet the current NYSE Amex listing requirements. If we were unable to meet these requirements, our securities could be delisted from the NYSE Amex. If our securities were to be delisted from the NYSE Amex, our securities could continue to trade on the NASD’s over-the-counter bulletin board following any delisting from the NYSE Amex, or on the Pink Sheets, as the case may be. Any such delisting of our securities could have an adverse effect on the market price of, and the efficiency of the trading market for, our securities, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and less coverage of us by securities analysts, if any. Also, if in the future we were to determine that we need to seek additional equity capital, it could have an adverse effect on our ability to raise capital in the public or private equity markets.

We do not have a comprehensive trading record due to the very low trading volume in our common stock on the AIM Market. There can be no assurance that the prices quoted on the AIM Market represent the fair market value of our company or the underlying value of our assets. The share prices of public companies, particularly those operating in high growth sectors, are often subject to significant fluctuations. The market price of our common stock has been volatile. The market for our common stock may be or become illiquid and it may be difficult for an investor to sell common stock or our other securities.

Further, the stock market in general, and securities of small-cap companies in particular, have recently experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of the securities purchased in this offering. You should also be aware that price volatility might be worse if the trading volume of our securities is low.

Our common stock will be traded on more than one market and this may result in price variations.

Our common stock has been traded on the AIM Market since December 2007 and we have applied to have our common stock and the Warrants be listed on the NYSE Amex. We do not intend to list the Warrants on the AIM Market. Trading in our shares on these markets will take place in different currencies (dollars on the NYSE Amex and British Pounds sterling on the AIM Market), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and the United Kingdom). The trading prices of our shares of common stock on these two markets may differ due to these and other factors. Any decrease in the price of our shares of common stock on one of these markets could cause a decrease in the trading price of our shares on the other market. We cannot predict what the effect of trading of our common stock on the AIM Market will be on the trading of our common stock and the Warrants in the United States, and vice versa.

The exercise of options and warrants and other issuances of shares of common stock or securities convertible into common stock will dilute your interest and may adversely affect the future market price of our common stock.

Sales of our common stock in the public market after this registration statement is declared effective by the SEC, or the perception that these sales could occur, could cause the market price of our common stock or the Warrants to decline below the offering price listed in this prospectus.

Nearly all of the shares of our common stock held by those of our current stockholders who are not affiliates may be immediately eligible for resale in the open market in compliance with an exemption under Rule 144 promulgated under the Securities Act of 1933, as amended (the Securities Act). Such sales, along with any other market transactions, could adversely affect the market price of our common stock.

In addition, as of December 31, 2010, there were outstanding options to purchase an aggregate of 1,203,634 shares of our common stock at exercise prices ranging from $2.49 per share to $8.19 per share, of which options to purchase 858,336 shares were exercisable as of such date. As of December 31, 2010, there were warrants outstanding to purchase 3,141,620 shares of our common stock, at a weighted average exercise price of $4.20 per share. All of the warrants currently outstanding are currently exercisable. The exercise of options and warrants at prices below the market price of our common stock could adversely affect the price of shares of our common stock. In addition, most of the warrants have anti-dilution protection which will require us to lower the exercise price in the event we sell securities in the future at a price lower than the exercise price. Upon the closing of this offering at an assumed offering price of $6.00 per share of common stock and corresponding .25 Warrant, the per share exercise price of 474,642 warrants which were issued in connection with the 2010 Debentures will be reduced from $8.68 to $6.00 and the weighted average exercise price of all warrants outstanding immediately prior to the closing would be $3.85. Immediately after the closing, the weighted average will be $4.90, which includes an assumed 625,000 Warrants offered hereby.

We will also issue warrants to purchase 71,250 shares of common stock in connection with the conversion of the 2009 Debentures upon completion of this offering. Additional dilution may result from the issuance of shares of our common stock in connection with collaborations or manufacturing arrangements or in connection with other financing efforts.

Any issuance of our common stock that is not made solely to then-existing stockholders proportionate to their interests, such as in the case of a stock dividend or stock split, will result in dilution to each stockholder by reducing his, her or its percentage ownership of the total outstanding shares. Moreover, if we issue options or warrants to purchase our common stock in the future and those options or warrants are exercised, stockholders may experience further dilution. Holders of shares of our common stock have no preemptive rights that entitle them to purchase their pro rata share of any offering of shares of any class or series.

You will suffer immediate and substantial dilution in the securities you purchase.

The estimated initial public offering price of $6.00 per share of our common stock and the corresponding .25 Warrant is substantially higher than the pro forma net tangible book value per share of our outstanding shares immediately after the offering. As a result, investors purchasing securities in the offering will incur immediate and substantial dilution of approximately $5.02 per share of common stock or approximately 84% of the assumed offering price. Accordingly, existing shareholders will benefit disproportionately from this offering. If we raise additional capital through the sale of equity, including convertible securities, your percentage of ownership will be diluted. You may also experience additional dilution if stock options or warrants to purchase our shares are exercised at less than the offering price. As of the date of this prospectus, we have reserved 1,728,571 shares of our common stock for issuance under our 2006 Stock Incentive Plan, as amended (the 2006 Stock Plan), and 3,141,620 shares of our common stock for issuance upon exercise of the warrants issued in our private placements and to consultants.

Our principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

As of December 31, 2010, our officers and directors together controlled approximately 22% of our outstanding common stock on a fully diluted basis. In addition, as of December 31, 2010, our five largest stockholders other than management and the directors owned approximately 25.5% of our outstanding common stock on a fully diluted basis. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock, and therefore may not be in the best interest of our other stockholders. Holders of Warrants will have no rights with respect to our common stock. Upon exercise of your Warrants, you will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

Although we are required to use our best efforts to have an effective registration statement covering the issuance of the shares of common stock underlying the Warrants at the time that holders of our Warrants exercise their Warrants, we cannot guarantee that a registration statement will be effective, in which case holders of our Warrants may not be able to exercise the Warrants and therefore the Warrants could expire worthless.

Holders of our Warrants will be able to exercise the Warrants only if (i) a current registration statement under the Securities Act relating to the shares of our common stock underlying the Warrants is then effective and (ii) such shares of common stock are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of Warrants reside. Although we have undertaken in the Warrant Agreement, and therefore have a contractual obligation, to use our best efforts to maintain a current registration statement covering the shares of common stock underlying the Warrants following completion of this offering to the extent required by federal securities laws, and we intend to comply with our undertaking, we cannot assure that we will be able to do so. If we are not able to do so, holders will be unable to exercise their Warrants and we will not be required to net-cash settle any such Warrant exercise and therefore the Warrants could expire worthless. Such expiration would result in each purchaser in this offering paying the full initial offering purchase price solely for the shares of common stock offered by this prospectus. In addition, we have agreed to use our best efforts to register the shares of common stock underlying the Warrants under the blue sky laws of the states of residence of the existing holders of the Warrants, to the extent an exemption is not available. The value of the Warrants may be greatly reduced if a registration statement covering the shares of common stock issuable upon the exercise of the Warrants is not kept current or if the securities are not qualified, or exempt from qualification, in the states in which the holders of Warrants reside. Holders of Warrants who reside in jurisdictions in which the shares of common stock underlying the Warrants are not qualified and in which there is no exemption will be unable to exercise their Warrants and would either have to sell their Warrants in the open market or allow them to expire unexercised. If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to qualify the underlying securities for sale under all applicable state securities laws.

Following registration of our common stock under the Exchange Act, we will become subject to the reporting requirements of U.S. federal securities laws, which can be expensive.

We currently have no class of securities registered under the Securities Exchange Act of 1934, as amended (the Exchange Act), and are not a reporting company in the U.S. In connection with this offering, we are becoming a U.S. public reporting company and, accordingly, subject to the information and reporting requirements of the Exchange Act and other federal securities laws, and the compliance obligations of the Sarbanes-Oxley Act of 2002, as amended (SOX). The costs of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders will cause our expenses to be higher than they would be if we did not become a U.S. reporting company. We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs, such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. Although our common stock is currently listed on AIM, the reporting requirements relating to the AIM listing are significantly different and our experience as an AIM-listed company may not be relevant to our experience as an Exchange Act registered company.

Our compliance with the Sarbanes-Oxley Act and SEC rules concerning internal controls may be time consuming, difficult and costly.

Although individual members of our board of directors have experience as directors of publicly-traded companies, we have never operated as a U.S. publicly-traded company subject to the reporting requirements of the federal securities laws and are not required to comply with SOX. It may be time consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by SOX. We will need to hire additional financial reporting, internal controls and other finance staff in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with SOX’s internal controls requirements, we may not be able to obtain the independent accountant’s attestation report that SOX requires publicly-traded companies to obtain.

Although we will likely be exempt from the auditor attestation requirements of Section 404(b) of SOX due to our status as a non-accelerated filer under the SEC rules, we will still be subject to the annual requirements related to management's assessment of internal control over financial reporting, which are costly. Changes in the laws and regulations affecting public companies, including Section 404 and other provisions of SOX, the rules and regulations adopted by the SEC and the NYSE Amex, will result in increased costs to us as we respond to such requirements. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

We have restated our financial statements in the past and no assurances can be given that similar restatements will not be required in the future. Restatement of financial statements may cause investors or potential investors to lose confidence in our financial reporting which could negatively affect the value of our common stock.

We restated our financial statements for the year ended December 31, 2009 to reflect the proper application of ASC 815-40-15 “Derivatives and Hedging”. The impact of the restatement of such financial statements is included in our financial statements as of and for the years ended December 31, 2010 and 2009 included in this prospectus.

In 2009, we failed to appropriately apply the guidance of ASC 815-40-15 to the classification of certain warrants outstanding. This accounting guidance required that certain warrants be classified as liability and measured at fair value, with change in fair value recognized in earnings. The cumulative effect of the change in accounting principle should have been recognized as an adjustment to the opening balance of the appropriate component of equity. We recognized this failure in connection with our preparation of the financial statements for 2010 and as a result we have restated our financial statements for the year ended December 31, 2009.

We are in the process of assessing any material weakness in our internal controls which may have contributed to the need for such restatement. It is possible that we may discover significant deficiencies or material weaknesses in our internal control over financial reporting in connection with such assessment or in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could cause us to fail to meet our periodic reporting obligations, or result in material misstatements in our financial information. Any such delays or restatements could cause investors to lose confidence in our reported financial information and lead to a decline in our stock price.

The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company, including identifying and applying all appropriate accounting procedures and guidance necessary to comply with GAAP. If we were to continue to fail to apply all relevant accounting guidance or apply such guidance incorrectly, it could cause us to fail to meet our reporting obligations under the U.S. securities laws, result in material misstatements in our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price for shares of our common stock.

While we believe we have put processes in place to begin to remedy areas in our internal controls that identify relevant accounting procedures and guidance, no assurances can be given that we will not be faced with situations which may require us to restate our financial statements again. Any such restatements could adversely affect the credibility of our reported financial results and the price of our common stock.

We have never declared or paid dividends on our capital stock and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid dividends on our capital stock and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, operating results, capital requirements, applicable contractual restrictions and other such factors as our board of directors may deem relevant.

Our Amended and Restated By-Laws contain provisions that restrict our ability to borrow funds.

Our Amended and Restated By-Laws contain a provision that limits the amount of indebtedness that we can incur to three times the “Adjusted Capital and Reserves” as calculated pursuant to the provisions of Article VIII of our Amended and Restated By-laws. Given the limitations imposed by Article VIII of the Amended and Restated By-Laws, we currently have no capacity to incur borrowings at this time or for the foreseeable future. This borrowing restriction may continue to interfere with our plans to raise additional funds represented by debt securities or through loans in the future and we may need to seek stockholder approval in such instance. There can be no assurance that such stockholder approval will be given in the future and therefore our ability to seek and obtain necessary funding may be limited. Our board of directors has the right to repeal this bylaw provision at such time as (i) our common stock ceases to be admitted to trading on AIM or the Official List at the United Kingdom Listing Authority (the Official List) or (ii) our common stock becomes listed on the New York Stock Exchange, the NYSE Amex or NASDAQ. To date our board of directors has not made a definitive determination of whether to repeal this bylaw provision upon closing of this offering. Until such time, stockholders holding at least a majority of the outstanding common stock may waive or other approve borrowings over the limits prescribed by this provision of our Amended and Restated By-Laws.

Provisions of Delaware law may delay or prevent efforts to acquire a controlling interest in us, even if such acquisition were in the best interests of our stockholders.

We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock. These provisions may also prevent changes in our management.

We may use these proceeds in ways with which you may not agree.

While we currently intend to use the proceeds from this offering for product development, intellectual property related costs, and general corporate purposes and working capital, we have considerable discretion in the application of the proceeds. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner agreeable to you. You must rely on our judgment regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not immediately improve our profitability or increase the price of our shares.

Israel-Related Risks

Our business occurs primarily in Israel, and our company and our business could be adversely affected by the economic, political and military conditions in that region.

Our principal activities are based in Israel, which may be adversely affected by acts of terrorism, major hostilities, adverse legislation or litigation. If major hostilities should occur in the Middle East, including as a result of acts of terrorism in the United States or elsewhere, any such effects may not be covered by insurance. Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities and the resulting disruption to our ability to continue our product development. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot be certain that this government coverage will be maintained or will be adequate in the event we submit a claim. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

Israel withdrew unilaterally from the Gaza Strip and certain areas in northern Samaria in 2005. Thereafter Hamas, an Islamist terrorist group responsible for many attacks, including missile strikes against Israeli civilian targets, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip, by force, in June 2007. Since then, Hamas and other Palestinian movements have launched thousands of missiles from the Gaza strip into civilian targets in southern Israel. In late 2008, a sharp increase in rocket fire from Gaza on Israel’s western Negev region, extending as far as 25 miles into Israeli territory and disrupting most day-to-day civilian activity in the proximity of the border with the Gaza Strip, prompted the Israeli government to launch military operations against Hamas that lasted approximately three weeks. Israel declared a unilateral ceasefire in January 2009, which substantially diminished the frequency of, but did not entirely eliminate, Hamas rocket attacks against Israeli cities. There can be no assurance that this period of relative calm will continue.

We are directly affected by economic, political and military conditions in that country. Our Israeli production facilities are located in Misgav which is located approximately 150 miles from the nearest point of the border with the Gaza Strip. There can be no assurance that Hamas will not obtain and use longer-range missiles capable of reaching our facilities, which could result in a significant disruption of the Israel-based portion of our business. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our business, financial condition and results of operations and may make it more difficult for us to raise necessary capital. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. For example, any major escalation in hostilities in the region could result in a portion of our employees, including executive officers, directors, and key personnel and consultants, being called up to perform military duty for an extended period of time. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements.

Service of process and enforcement of civil liabilities on our company and our officers may be difficult.

We are organized under the laws of the State of Delaware and will be subject to service of process in the United States. However, approximately half of our assets are located outside the United States. In addition, most of our executive officers are residents of Israel and the bulk of the assets of such executive officers are located outside the United States.

There is doubt as to the enforceability of civil liabilities under the Securities Act, and the Exchange Act, in original actions instituted in Israel. As a result, it may not be possible for investors to enforce or effect service of process upon these executive officers or to judgments of U.S. courts predicated upon the civil liability provisions of U.S. laws against our assets, as well as the assets of these executive officers. In addition, awards of punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in Israel.

We may experience foreign currency exchange risks, which may increase the dollar costs of our operations in Israel.

The proceeds of this offering will be received in U.S. dollars; however, a substantial portion of our expenses, including those related to our clinical trial, our research and development, personnel and facilities-related expenses is incurred in New Israeli Shekels (NIS). Inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the U.S. dollar. This may give rise to an exchange rate risk against NIS. We do not currently engage in hedging or use any other financial instruments or arrangements to manage this risk.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including statements regarding the progress and timing of clinical trials, the safety and efficacy of our product candidates, the goals of our development activities, estimates of the potential markets for our product candidates, estimates of the capacity of manufacturing and other facilities to support our products, our expected further revenues, operations and expenditures and projected cash needs. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events of our financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. Those risks and uncertainties include, among others:

•	our ability to obtain additional funding to develop our product candidates;
•	the need to obtain regulatory approval of our product candidates;
•	the success of our clinical trials through all phases of clinical development;
•	any delays in regulatory review and approval of product candidates in clinical development;
•	our ability to commercialize our product candidates;
•	market acceptance of our product candidates;
•	competition from existing products or new products that may emerge;
•	regulatory difficulties relating to products that have already received regulatory approval;
•	potential product liability claims;
•	our dependency on third-party manufacturers to supply or manufacture our products;
•	our ability to establish or maintain collaborations, licensing or other arrangements;
•	our ability and third parties’ abilities to protect intellectual property rights;
•	compliance with obligations under intellectual property licenses with third parties;
•	our ability to adequately support future growth; and
•	our ability to attract and retain key personal to manage our business effectively.

Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential,” or the negative of those terms, and similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. You should read this prospectus and the documents referenced in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock and corresponding Warrants we are offering will be approximately $12.3 million, or $14.3 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $6.00 per share of common stock and corresponding .25 Warrant, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discount and commissions and estimated offering expenses payable by us.

The principal purposes for this offering are to fund our product development activities, including clinical trials for our most advanced product candidates, EPODURE, INFRADURE and HEMODURE, for patent maintenance fees and intellectual property support and for working capital and other general corporate purposes, which may include the acquisition or licensing of complementary technologies, products or business.

We anticipate using the net proceeds from this offering as follows:

•	approximately $3.4 million for EPODURE development to include the following:
•	completion of the phase I/II trial, and
•	pre-IND and IND for EPODURE and/or other indications;
•	preparations and approval to commence phase 2b (dose ranging clinical trial);
•	approximately $1.8 million for INFRADURE development in preparation for phase I trial in humans;
•	approximately $0.5 million for HEMODURE development;
•	approximately $4.0 million for research and development of core technology and other product candidates;
•	approximately $0.5 million for patent maintenance fees and other intellectual property support; and
•	approximately $2.1 million to fund working capital and other general corporate purposes, which may include the acquisition or licensing of complementary technologies, products or business.

We have no current plans, agreements or commitments for any material acquisitions or licenses of any technologies, products or businesses.

We expect that the net proceeds from this offering, along with our existing cash resources, will be sufficient to enable us to take the following actions for at least the 12 months following the closing of this offering:

•	complete phase I/II clinical trials program for EPODURE in anemic patients with chronic kidney disease and seek IND approval and make other pre-trial preparations for a phase II clinical trial in patients with renal anemia;
•	prepare, launch and obtain initial data from a phase I/II clinical trials program for INFRADURE in patients with hepatitis C;
•	further develop our HEMODURE Biopump in an effort to increase production and delivery of Factor VIII in amounts sufficient to warrant clinical testing in patients;
•	pursue strategic alliances, including the license of our technologies;
•	further develop our core technology; and
•	initiate development of additional applications with other proteins.

The expected use of net proceeds of this offering represents our intentions based on our current plans and business conditions. As a result, we will retain broad discretion in the allocation and use of the net proceeds of this offering. Although we believe the proceeds from the 2010 Debentures and the proceeds from this offering should be sufficient to meet our operating and capital requirements for at least 12 months after the closing of this offering, we believe that we will continue to need to raise funds in the future through debt or equity offerings in order to maintain and support our business plan.

The actual cost, timing and amount of funds required for such uses cannot be determined precisely at this time, and may be based on economic, regulatory, competitive or other developments, the rate of our progress in research and development, the results of proposed preclinical studies and clinical trials, the timing of regulatory approvals, if any, payments under collaborative agreements and the availability of alternative methods of financings. Other future events, including the problems, delays, expenses and complications frequently encountered by development stage companies and biotechnology companies in particular, as well as changes in our planned business and the success (or lack thereof) of our research, development and testing activities, may make shifts in the allocation of funds necessary or desirable. Our management has discretion in the application of the proceeds of this offering, and the proceeds may be used for corporate purposes with which you may disagree. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in short-term interest-bearing investment grade securities.

A $1.00 increase or decrease in the assumed initial public offering price of $6.00 per share of common stock and corresponding .25 Warrant, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $2.2 million, assuming the number of shares of common stock and corresponding Warrants offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We have never declared dividends on our equity securities, and currently do not plan to declare dividends on shares of our common stock in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our Board of Directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our Board of Directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2010:

•	on an actual basis;
•	on a pro forma basis, based upon an assumed initial public offering price of $6.00 per share of common stock and corresponding .25 Warrant, which is the midpoint of the range set forth on the cover page of this prospectus, to give effect to:
•	the estimated revaluation of the fair value of our 2009 and 2010 Debentures as of immediately prior to conversion, giving effect to the discounted conversion prices described below;
•	the automatic conversion of all of our outstanding 2009 Debentures into 158,333 shares of common stock upon the completion of this offering and the issuance of warrants to purchase 71,250 shares of common stock at an exercise price of $6.60 per share in connection therewith;
•	the automatic conversion of all of our outstanding 2010 Debentures and related accrued interest into 906,667 shares of common stock upon the completion of this offering (based on the currency exchange ratio of $1.62 to one British Pound Sterling as of February 11, 2011);
•	the estimated revaluation of the fair value of our outstanding warrants; and
•	the payment of $200,000 to Yissum as required under our license agreement with Yissum upon the closing of this offering;
•	on a pro forma as adjusted basis, based upon an assumed initial public offering price of $6.00 per share of common stock and corresponding .25 Warrant, which is the midpoint of the range set forth on the cover page of this prospectus, to give further effect to:
•	the sale of 2,500,000 shares of common stock and 625,000 Warrants in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information reflects the conversion of the 2009 Debentures and the 2010 Debentures in accordance with the terms of the respective contractual agreements relating to such debentures. Our agreements provide that the 2009 Debentures will automatically convert upon this offering at a conversion price equal to the lesser of $4.20 or 60% of the price of the common stock sold in this offering. Our agreements provide that the 2010 Debentures will automatically convert upon this offering at a conversion price equal to the lesser of GBP 4.55 ($7.37 based on the currency ratio of $1.62 to one British Pound Sterling as of February 11, 2011) or 75% of the price of the common stock sold in this offering. Based on the assumed initial offering price of $6.00 per share of common stock and corresponding .25 Warrant (the midpoint of the range set forth on the cover page of this prospectus), we calculated the conversion price for the 2009 Debentures to be $3.60 per share and the conversion price for the 2010 Debentures to be $4.50 per share. The pro forma information below is only for illustrative purposes and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited financial statements and the related notes appearing elsewhere in this prospectus.

	December 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted(1)
		(unaudited)	(unaudited)
(In thousands)
Cash and cash equivalents	$2,859	$2,659	$15,601
Convertible debentures	5,460	—	—
Liability in respect of warrants	3,670	5,470	5,470
Stockholders’ equity (deficit):
Common stock – $.0001 par value; 100,000,000(*) shares authorized; 5,295,531 issued and outstanding, actual; 6,360,531 issued and outstanding, pro forma; and 8,860,531 issued and outstanding, pro forma as adjusted	1	1	1
Additional paid-in capital	34,334	40,044	52,314
Deficit accumulated during the development stage	(41,409)	(43,659)	(43,659)
Total Stockholders’ equity (deficit)	(7,074)	(3,614)	8,656
Total capitalization	$2,056	$1,856	$14,126

*	Prior to the reverse stock split effected in February 2011, we had authorized capital of 500,000,000 shares of common stock, $.0001 par value.
(1)	The pro forma information contained in this prospectus is presented currently assuming that the consideration allocated to the Warrants to be issued in this offering is immaterial. At the time of final pricing, the consideration allocated to the Warrants will be determined and taken into consideration in the pro forma information.

The table above does not include the following:

•	1,203,634 shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2010 at a weighted-average exercise price of $5.60 per share, 858,336 of which are currently exercisable;
•	3,141,620 shares of common stock issuable upon exercise of outstanding warrants as of December 31, 2010 at a weighted-average exercise price of $4.20 per share, all of which are currently exercisable;
•	696,250 shares of our common stock issuable upon exercise of the Warrants and other warrants issued in connection with this offering; and
•	498,672 additional shares of common stock reserved for issuance under our equity incentive plans.

DILUTION

If you invest in our securities, your investment will be diluted immediately to the extent of the difference between the public offering price per share of common stock, and the net tangible book value per share of common stock immediately after this offering.

Our pro forma net tangible book deficit as of December 31, 2010 was approximately $(3.6) million, or $(0.57) per common share. Pro forma net tangible book value per share is determined by dividing the net of total pro forma tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding as of December 31, 2010, after giving effect to the revaluation of the fair value of our outstanding warrants, the 2009 Debentures and the 2010 Debentures and to the conversion of the 2009 Debentures and the 2010 Debentures, based on the assumed initial offering price of $6.00 per share of common stock and corresponding .25 Warrant and assuming that the consideration allocated to the .25 Warrant is immaterial. Assuming the sale by us of 2,500,000 shares of common stock and 625,000 Warrants at an assumed public offering price of $6.00 per share of common stock and corresponding .25 Warrant (which is the mid-point of the estimated initial offering price range set forth on the cover of this prospectus) and after deducting the underwriting discount and commissions and estimated offering expenses, our pro forma net tangible book value as of December 31, 2010 would be approximately $8.7 million, or $0.98 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.55 per share to our existing shareholders and an immediate dilution of $5.02 per share of common stock issued to the new investors purchasing securities in this offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock and corresponding .25 Warrant		$6.00
Pro forma net tangible book deficit per share as of December 31, 2010	$(0.57)
Increase per share attributable to new investors	$1.55
Pro forma net tangible book value per share after this offering		$0.98
Dilution per share to new investors		$5.02

The dilution information discussed above is only for illustrative purposes, and will change based on the actual initial offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial offering price of $6.00 per share of common stock and corresponding .25 Warrant would increase or decrease our pro forma net tangible book value by approximately $2.2 million, or approximately $0.25 per share. A $1.00 increase would decrease the dilution per share to investors participating in this offering by approximately $1.17 per share and a $1.00 decrease would increase the dilution per share to investors participating in this offering by approximately $0.80 per share, in each case assuming that the number of shares of common stock and corresponding Warrants offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their option in full to purchase 375,000 additional shares of common stock and Warrants to purchase 93,750 shares in this offering at the assumed offering price of $6.00 per share, the pro forma net tangible book value per share after the offering would be $1.15 per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $0.17 per share and the dilution to new investors purchasing securities in this offering would be $4.85 per share.

The above table excludes:

•	1,203,634 shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2010, at a weighted-average exercise price of $5.60 per share, 858,336 of which are currently exercisable;
•	3,141,620 shares of common stock issuable upon the exercise of outstanding warrants as of December 31, 2010, at a weighted-average exercise price of $4.20 per share, all of which are currently exercisable;

•	696,250 shares of our common stock issuable upon exercise of the Warrants and other warrants issued in connection with this offering; and
•	498,672 additional shares of common stock reserved for future issuance under our equity incentive plans.

The above table includes the effect of the payment of a $200,000 license payment to Yissum when the cumulative investments in our company by any third party or parties, from May 23, 2005, equal at least $18 million. This payment obligation will be triggered by the closing of this offering and therefore the impact has been included in the pro forma calculation of net tangible book value.

To the extent that options or warrants are exercised, new options are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there may be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The following table sets forth as of December 31, 2010, on the pro forma basis described above, the differences between the number of shares of common stock purchased from us, the total consideration paid and the weighted average price per share paid by existing stockholders and by investors purchasing shares of our common stock in this offering at an assumed initial public offering price of $6.00 per share of common stock and corresponding .25 Warrant, which is the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration		Weighted Average Price Per Share
	Number		Percent	Amount	Percent
Existing Stockholders	6,360,351	(1)	72%	$36,122,000	71%	$5.68
New Stockholders	2,500,000		28%	$15,000,000	29%	$6.00
Total	8,860,531		100%	$51,122,000	100%	$5.77

(1)	Includes 158,333 shares and 906,667 shares to be issued to existing debenture holders upon the conversion of the 2009 Debentures and the 2010 Debentures, respectively, upon the consummation of this offering.

If the underwriters exercise their option to purchase additional shares of common stock and corresponding Warrants in full, the common stock held by existing stockholders will be reduced to 27% of the total number of shares of common stock outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be increased to 2,875,000 shares, or 31% of the total number of shares of common stock outstanding after this offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $6.00 per share of common stock and corresponding .25 Warrant, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $2.5 million, and increase or decrease the percent of total consideration paid by new investors by 3.3 percentage points, assuming that the number of shares of common stock and Warrants offered by us, as set forth on the cover page of this prospectus, remains the same.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and accompanying notes included later in this prospectus. The selected financial data in this section is not intended to replace our financial statements and the accompanying notes. Note 2(j) to our financial statements explains the method we used to compute basic and diluted net (loss) income per share allocable to common stockholders.

The following statement of operations data for the years ended December 31, 2009 and 2010 and for the period from January 27, 2000 (Inception) to December 31, 2010 , and the balance sheet data as of December 31, 2009 and 2010 are derived from our audited financial statements, which are included elsewhere in this prospectus. Our financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of our future performance. You should read the following information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

Statement of Operations Data

	Year Ended December 31, 2009(1)	Year Ended December 31, 2010	Period From January 27, 2000 to December 31, 2010
Operating Expenses:
Research & Development, Net	$1,689	$1,526	$18,786
General & Administrative	2,534	4,405	21,474
Other income:
Excess amount of participation in research and developments from third party	(327)	(2,577)	(2,904)
Loss from operations	(3,896)	(3,354)	(37,356)
Interest income	(10)	(55)	(568)
Interest expense, including amortization of deferred financing costs and debt discounts	3,055	846	4,977
Loss before taxes on income	(6,941)	(4,145)	(41,765)
Taxes on income	1	2	73
Loss	$(6,942)	$(4,147)	$(41,838)
Basic and diluted net loss per common share	$(2.06)	$(0.95)
Weighted average common shares outstanding – basic and diluted	3,367,024	4,374,520

(1)	Our 2009 financial statements have been restated to give effect to the change in accounting standards effective January 1, 2009 applicable to the classification and measurement of warrants issued in prior period with down-round protection (see Note 2(p) to our Consolidated Financial Statements).

BALANCE SHEET DATA:

	As of December 31,		As of December 31, 2010
	2009(1)	2010	Pro Forma (unaudited)	Pro Forma As Adjusted(2) (unaudited)
Cash and cash equivalents	$470	$2,859	$2,659	$15,601
Total Assets	1,084	5,121	4,921	17,191
Total Liabilities	8,797	12,195	8,535	8,535
Deficit Accumulated During the Development Stage	(37,262)	(41,409)	(43,659)	(43,659)
Total Stockholders’ Equity (Deficit)	(7,713)	(7,074)	(3,614)	8,656

(1)	Our 2009 financial statements have been restated to give effect to the change in accounting standards effective January 1, 2009 applicable to the classification and measurement of warrants issued in prior period with down-round protection (see Note 2(p) to our Consolidated Financial Statements)

(2)	The pro forma information contained in this prospectus is presented currently assuming that the consideration allocated to the Warrants to be issued in this offering is immaterial. At the time of final pricing, the consideration allocated to the Warrants will be determined and taken into consideration in the pro forma information.

We have presented the summary balance sheet data as of December 31, 2010:

•	on an actual basis;
•	on a pro forma basis, based upon an assumed initial public offering price of $6.00 per share of common stock and corresponding .25 Warrant, which is the midpoint of the range set forth on the cover page of this prospectus, to give effect to:
•	the estimated revaluation of the fair value of our 2009 and 2010 Debentures as of immediately prior to conversion, giving effect to the discounted conversion prices described below;
•	the automatic conversion of outstanding principal on the 2009 Debentures and the issuance of an aggregate of 158,333 shares of our common stock upon such conversion and the issuance of warrants to purchase 71,250 shares of common stock at an exercise price of $6.60 per share in connection therewith;
•	the automatic conversion of outstanding principal and accrued interest on the 2010 Debentures and the issuance of an aggregate of 906,667 shares of our common stock upon such conversion (based on the currency exchange ratio of $1.62 to one British Pound Sterling as of February 11, 2011);
•	the estimated revaluation of the fair value of our outstanding warrants; and
•	the payment of $200,000 to Yissum as required under our license agreement with Yissum upon the closing of this offering; and
•	on a pro forma as adjusted basis, based upon an assumed initial public offering price of $6.00 per share of common stock and corresponding .25 Warrant, which is the midpoint of the range set forth on the cover page of this prospectus, to give further effect to:
•	the sale of 2,500,000 shares of common stock and 625,000 Warrants in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information reflects the conversion of the 2009 Debentures and the 2010 Debentures in accordance with the terms of the respective contractual agreements relating to such debentures. Our agreements provide that the 2009 Debentures will automatically convert upon this offering at a conversion price equal to the lesser of $4.20 or 60% of the price of the common stock sold in this offering. Our agreements provide that the 2010 Debentures will automatically convert upon this offering at a conversion price equal to the lesser of GBP 4.55 ($7.37 based on the currency ratio of $1.62 to one British Pound Sterling as of February 11, 2011) or 75% of the price of the common stock sold in this offering. Based on the assumed initial offering price of $6.00 per share of common stock and corresponding .25 Warrant (the midpoint of the range set forth on the cover page of this prospectus), we calculated the conversion price for the 2009 Debentures to be $3.60 per share and the conversion price for the 2010 Debentures to be $4.50 per share. The pro forma information presented in the summary balance sheet data is only for illustrative purposes and will change based on the actual initial public offering price, the date of closing and other terms of this offering determined at pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are an autologous protein-therapeutics medical technology company, having developed our Biopump Platform Technology to provide sustained protein therapy to potentially treat a range of chronic diseases and conditions.

Since our inception on January 27, 2000, we have focused our efforts on research and development and clinical trials and have received no revenue from product sales. We have funded our operations principally through equity and debt financings, participation from the Office of the Chief Scientist in Israel and collaborative agreements. Our operations to date have been primarily limited to organizing and staffing our company, developing the Biopump Platform Technology and its applications, developing and initiating clinical trials for our product candidates, and improving and maintaining our patent portfolio.

Our 2009 financial statements have been restated to give effect to the change in accounting standards effective January 1, 2009 applicable to the classification and measurement of warrants with down-round protection (see Note 2(p) to our Consolidated Financial Statements).

We have generated significant losses to date, and we expect to continue to generate losses as we progress towards the commercialization of our product candidates. We have incurred net losses of approximately $4.1 million and $6.9 million for years ended December 31, 2010 and 2009, respectively. As of December 31, 2010, we had a stockholders’ deficit of approximately $7.1 million. We are unable to predict the extent of any future losses or when we will become profitable, if at all.

Although we have not yet generated revenues from product sales, we have begun generating income from partnering on development programs and we expect to continue to expand our partnering activity.

In October 2009, we signed a preclinical development and option agreement with Baxter, a market leader in the field of hemophilia, representing our first collaboration agreement for the Biopump Platform Technology. Pursuant to this agreement, Baxter provided funding for preclinical development of our HEMODURE Biopump utilizing the Biopump Platform Technology to produce and deliver the clotting protein Factor VIII for the sustained treatment of hemophilia. Under the terms of the collaboration agreement, we received $3.6 million through December 31, 2010 in development funding and standstill fees and recorded a receivable of $0.3 million, of which $2.9 million has been recognized as other income and $1.0 million as a reduction of research and development expenses. On October 22, 2010, the agreement would have expired; however, we agreed on a 6-month extension. During the extension period, we assumed funding responsibilities for all further research and development and Baxter has the exclusive option to negotiate a definitive agreement regarding a transaction related to our HEMODURE Biopump technology. Such option is exercisable, at the sole discretion of Baxter, any time prior to the end of such 6-month period upon payment to us of a $2.5 million option fee.

We believe that the net proceeds from this offering and existing cash will be sufficient to fund our projected operating requirements for at least 12 months following the closing of this offering. Until we can generate a sufficient amount of product or licensing revenue, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements.

In the event we enter into certain specified transactions, we may become obligated to pay finders fees ranging between 2% and 7% of the value of the transaction. No transaction that would require the payment of such a fee is currently contemplated.

Financial Operations Overview

Research and Development Expense

Research and development expense consists of: (i) internal costs associated with our development activities; (ii) payments we make to third party contract research organizations, contract manufacturers, clinical trial sites, and consultants; (iii) technology and intellectual property license costs; (iv) manufacturing development costs; (v) personnel related expenses, including salaries, benefits, travel, and related costs for the personnel involved in product development; (vi) activities related to regulatory filings and the advancement of our product candidates through preclinical studies and clinical trials; and (vii) facilities and other allocated expenses, which include direct and allocated expenses for rent, facility maintenance, as well as laboratory and other supplies. All research and development costs are expensed as incurred.

Conducting a significant amount of development is central to our business model. Through December 31, 2010, we incurred approximately $24.5 million in gross research and development expenses since our inception in January 27, 2000. Product candidates in later-stage clinical development generally have higher development costs than those in earlier stages of development, primarily due to the significantly increased size and duration of the clinical trials. We plan to increase our research and development expenses for the foreseeable future in order to complete development of our two most advanced product candidates, the EPODURE Biopump and the INFRADURE Biopump, and our earlier-stage research and development projects including our HEMODURE Biopump producing Factor VIII.

The following table summarizes the percentages of our gross research and development expenses related to our two most advanced product candidates and other projects. The percentages summarized in the following table reflect expenses directly attributable to each development candidate, which are tracked on a project basis. A portion of our internal costs, including indirect costs relating to our product candidates, are not tracked on a project basis and are allocated based on management’s estimate.

	Year Ended December 31,		Period From January 27, 2000 (Inception) through December 31, 2010
	2009	2010
EPODURE Biopump	70%	50%	88%
INFRADURE Biopump	25%	10%	6%
Factor VIII & Other Product Candidates	5%	40%	6%

The process of conducting pre-clinical studies and clinical trials necessary to obtain regulatory approval is costly and time consuming. The probability of success for each product candidate and clinical trial may be affected by a variety of factors, including, among others, the quality of the product candidate’s early clinical data, investment in the program, competition, manufacturing capabilities and commercial viability. As a result of these uncertainties, together with the uncertainty associated with clinical trial enrollments and the risks inherent in the development process, we are unable to determine the duration and completion costs of current or future clinical stages of our product candidates or when, or to what extent, we will generate revenues from the commercialization and sale of any of our product candidates. Development timelines, probability of success and development costs vary widely. We are currently focused on developing our two most advanced product candidates, the EPODURE Biopump and the INFRADURE Biopump, as well as our HEMODURE Biopump producing Factor VIII and associated devices for implementing the platform technology.

Research and development expenses are shown net of participation by third parties. The excess of the recognized amount received from the healthcare company over the amount of research and development expenses incurred during the period for the collaboration agreement is recognized as other income within operating income.

General and Administrative Expense

General and administrative expense consists primarily of salaries and other related costs, including stock-based compensation expense, for persons serving in our executive, finance and accounting functions. Other general and administrative expense includes facility-related costs not otherwise included in research and development expense, costs associated with industry and trade shows, and professional fees for legal services and accounting services. We expect that our general and administrative expenses will increase as we add personnel and become subject to the reporting obligations applicable to public companies in the United States. Since our inception on January 27, 2000, through December 31, 2010, we spent $21.5 million on general and administrative expense.

Other Income

We have not generated any product revenue since our inception, but, since the signing of our first collaboration agreement on October 22, 2009, have received $3.6 million through December 31, 2010 of which $2.9 million has been recognized as other income. To date, we have funded our operations primarily through equity and debt financings and funding from the Israeli OCS. If our product development efforts result in clinical success, regulatory approval and successful commercialization of any of our products, we would expect to generate revenue from sales or licenses of any such products.

Financial income and expense

Financial expense consists primarily of interest and amortization of beneficial conversion feature of convertible note, convertible debentures valuations and interest incurred on debentures.

Interest income consists of interest-earned on our cash and cash equivalents and marketable securities.

Results of Operations for the Years Ended December 31, 2010 and 2009

Research and Development Expenses, net

Gross research and development expenses for the year ended December 31, 2010 were $3.38 million, increasing from $2.27 million in 2009 due to an increase in purchases of materials and an increase in the use of sub-contractors in connection with our phase I/II clinical trial and the development of our HEMODURE biopump in 2010.

Research and development expenses, net for the year ended December 31, 2010 were $1.53 million, decreasing from $1.69 million in 2009. The decrease in research and development expenses, net was due primarily to the $0.90 million participation in research and development from Baxter in connection with the collaboration agreement signed in October 2009.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2010 were $4.41 million, increasing from $2.53 million in 2009 primarily due to stock based compensation expense related to options and warrants granted to employees and directors.

Other Income

Other income for the year ended December 31, 2010 was $2.58 million as compared to $0.33 million in 2009. The income in 2010 was recognized in connection with our first collaboration agreement signed in October 2009. The excess of the recognized amount received from Baxter over the amount of research and development expenses incurred during the period for that agreement is reflected as other income.

Financial Income and Expenses

Financial expenses for the year ended December 31, 2010 were $0.85 million, decreasing from $3.06 million in 2009 (restated). This decrease of $2.21 million was mainly due to the decrease in the fair value of the warrants offset in part by an increase in the fair value of the convertible debentures.

Financial income for the year ended December 31, 2010 were $0.06 million, increasing from $0.01 million in 2009. The increase of $0.05 million was primarily due to foreign currency remeasurement.

Liquidity and Capital Resources

Sources of Liquidity

We have financed our operations primarily through a combination of equity and debt issues and grants from the OCS. A restrictive provision in our Amended and Restated By-laws currently prohibits us from borrowing more than an additional $0.43 million, after taking into account the issuance of the 2009 Debentures and the 2010 Debentures. Our board of directors has the right to repeal this bylaw provision at such time as (i) our common stock ceases to be admitted to trading on AIM or the Official List or (ii) our common stock becomes listed on the New York Stock Exchange, the NYSE Amex or NASDAQ, but has not definitively made a determination to do so upon the closing of this offering.

Immediately after the closing of this offering and the conversion of the 2009 Debentures and 2010 Debentures into shares of common stock, we anticipate that we would be permitted under the Amended and Restated By-laws to borrow approximately $32.6 million in the event that the borrowing restriction remained in place.

We received $0.7 million and $0.4 million during 2009 and 2010 from the OCS in development grants.

We received $1.2 million in 2009 and $2.4 million in 2010 in connection with the collaboration agreement related to Factor VIII.

In January and February 2009, warrants were exercised in consideration of $0.4 million and 315,023 shares of common stock were issued.

In October 2009, we issued a total of 126,285 shares of common stock in consideration of $0.4 million.

In a series of closings from March through June 2010, we issued a total of 413,302 shares of common stock consisting of 407,800 shares issued in March 2010 in consideration of $1.1 million and 5,502 shares issued to three of our directors (or their affiliates) in May 2010 in consideration of $0.02 million.

In May 2010, we issued 477,934 shares of common stock in consideration of $1.2 million.

During 2010, we issued 785,419 shares for the exercise of warrants and options in consideration of $0.57 million.

In addition in September 2010, we issued the 2010 Debentures in an aggregate principal amount of $4 million. The 2010 Debentures are unsecured obligations of our company, accrue interest at 4% per annum and mature and become repayable 12 months from the date of issuance. Holders of such debentures may convert them anytime into shares of common stock, at an initial conversion price of GBP 4.55 per share (or $7.37 based on the currency exchange ratio of $1.62 to one British Pound Sterling as of February 11, 2011). The 2010 Debentures will automatically convert into 906,667 shares of common stock upon the closing of this offering at a conversion price of $4.50 (equal to the lesser of GBP 4.55 per share and 75% of the price of our common stock sold in this offering and assuming an offering price of $6.00 per share of common stock and corresponding .25 Warrant, the midpoint of the range set forth on the cover page of this prospectus). Purchasers of the 2010 Debentures received warrants to purchase an aggregate 428,571 shares of common stock. Such warrants are immediately exercisable, have a 5 year term and have an initial exercise price of GBP 5.60 (or $9.07 based on the currency exchange ratio of $1.62 to one British Pound Sterling as of February 11, 2011). If we issue additional securities in the future at a lower price (including as proposed in this offering), the exercise price of the warrants will be subject to downward adjustment to such lower issue price.

In November 2010, we received a cash grant of $244,479, under the U.S. government’s Qualifying Therapeutic Discovery Project (QTDP) to further our Biopump research and development program. The QTDP program was created by Congress as part of the Patient Protection and Affordable Care Act.

Cash Flows

We had cash and cash equivalents of $2.9 million at December 31, 2010 and $0.5 million at December 31, 2009. The increase in our cash balance during the year 2010 was primarily the result of $4.0 million from the issuance of convertible debentures, $2.1 million from private placements of our securities and $2.4 million of partnering, the total of which was decreased by our expenditures during the year.

Net cash used in operating activities was $4.2 million for the year ended December 31, 2010 and $1.7 million for the year ended December 31, 2009. Net cash used during these years primarily reflected our losses and changes in working capital during those periods, offset in part by non-cash stock based compensation expense and depreciation as well as the change in fair value of convertible debentures and warrants.

Our cash used in investing activities relates mainly to our purchases of property and equipment amounting to $0.06 million and $0.03 million in 2010 and 2009, respectively.

Net cash provided by financing activities was $6.6 million and $1.1 million for the years ended December 31, 2010 and 2009, respectively.

Our cash flows from financing activities are primarily proceeds from the issuance of shares ($2.1 million) and convertible debentures ($4.0 million) and from the exercise of warrants ($0.5 million).

In 2009, net cash proceeds from issuance of shares, exercise of warrants and from issuance of convertible notes were $0.4 million, $0.3 million and $0.6 million, respectively.

Funding Requirements

We expect to enter into licensing or other development agreements for all or parts of applications of our Biopump Platform Technology to fund our continuing operations after this offering. If we are unable to enter into such agreements on terms acceptable to us, we will continue to incur losses from operations for the foreseeable future. We expect to incur increasing research and development expenses, including expenses related to the hiring of personnel and additional clinical trials, as we further develop the EPODURE Biopump and the INFRADURE Biopump. We expect that our general and administrative expenses will also increase as we expand our finance and administrative staff, add infrastructure, and incur additional costs related to being a public company in the United States, including investor relations programs, and increased professional fees. Our future capital requirements will depend on a number of factors, including the timing and outcome of clinical trials and regulatory approvals, the costs involved in preparing, filing, prosecuting, maintaining, defending, and enforcing patent claims and other intellectual property rights, the acquisition of licenses to new products or compounds, the status of competitive products, the availability of financing, and our success in developing markets for our product candidates.

Without taking into account any revenue we may receive as a result of licensing or other development agreements we are pursuing, we believe that the net proceeds from this offering, together with our existing cash, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements at least 12 months following the closing of this offering. We believe that if we sell the securities in this offering at an initial public offering price of $5.00 per share of common stock and corresponding .25 Warrant ($1.00 lower than the midpoint of the price range set forth on the cover page of this prospectus), or if we sell a fewer number of securities in this offering than anticipated, the resultant reduction in proceeds we receive from the offering would cause us to require additional capital earlier. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with out current and anticipated clinical trials.

We do not anticipate that we will generate revenue from the sale of products for at least five years; however, we do intend to seek licensing or other development agreements, ranging from modest feasibility studies as in our agreement relating to the development of a Biopump producing Factor VIII, to typical milestone or other development or feasibility payments. We anticipate that the funds received as a result of such agreements may be sufficient to fund our operations in the future. In the absence of additional funding or adequate funding from development agreements, we expect our continuing operating losses to result in increases in our cash used in operations over the next several quarters and years.

Absent significant corporate collaboration and licensing arrangements, we will need to finance our future cash needs through public or private equity offerings, or debt financings. We do not currently have any commitments for future external funding. We may need to raise additional funds more quickly if one or more of our assumptions prove to be incorrect or if we choose to expand our product development efforts more rapidly than we presently anticipate, and we may decide to raise additional funds even before we need them if the conditions for raising capital are favorable. We may seek to sell additional equity or debt securities or obtain a bank credit facility. The sale of additional equity or debt securities, if convertible, could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also result in covenants that would restrict our operations.

We are a company in the development stage. As reflected in the accompanying financial statements, we incurred a loss during the year ended December 31, 2010 of $4.1 million and had a stockholders’ deficit of $7.1 million as of December 31, 2010. These conditions raise doubt about our ability to continue as a going concern. Our plans include seeking additional investments and commercial agreements to continue our operations. However, there is no assurance that we will be successful in our efforts to raise the necessary capital and/or reach such commercial agreements to continue our planned research and development activities.

Principal Uncertainties Related to Potential Future Milestone Payments

We have acquired the exclusive right to make commercial use of certain patents in connection with the development and commercialization of our product candidates through a license granted by Yissum. The Yissum license agreement contains milestone payments, royalties and sub-license fees as follows:

•	Non-refundable license fee of $0.4 million to be paid in three installments, as follows:
•	$0.05 million when the accrued investments in us by any third party after May 23, 2005 equal at least $3 million;
•	$0.15 million when the accrued investments in us by any third party after May 23, 2005 equal at least $12 million; and
•	$0.2 million when the accrued investments in us by any third party after May 23, 2005 equal at least $18 million;
•	Royalties at a rate of 5% of net sales of product incorporating the licensed technology; and
•	Sub-license fees at a rate of 9% of sublicense considerations received by us.

The total aggregate payment of royalties and sub-license fees payable by us to Yissum shall not exceed $10 million. To date, we have paid the first two installments of the non-refundable license fee (totaling $0.2 million). No royalties or sub-license fees have yet accrued. Additionally, we cannot estimate when we will begin selling any products that would require us to make any such royalty payments. Whether we will be obligated to make milestone or royalty payments in the future is subject to the success of our product development efforts and, accordingly, is inherently uncertain.

We have entered into a worldwide exclusive license to certain patents relating to variants of Factor VIII through a license granted by University of Michigan. The University of Michigan license agreement contains an annual license fee, milestone payments, royalties and sublicense fees as follows:

•	An initial license fee of $25,000 payable to University of Michigan;
•	An annual license fee in arrears of $10,000 rising to $50,000 following the grant by us of a sublicense or (if sooner) from the sixth anniversary of the license agreement;
•	Staged milestone payments of $750,000 (in aggregate), of which $400,000 will be recoupable against royalties;

•	Royalties at an initial rate of 5% of net sales, reducing by a percentage point at predetermined thresholds to 2% upon cumulative net sales exceeding $50 million;
•	Sublicense fees at an initial rate of 6% of sublicensing revenues, reducing by a percentage point at predetermined thresholds to 4% upon cumulative sublicensing revenues exceeding $50 million; and
•	Patent maintenance costs.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, we evaluate these estimates and judgments, including those described below. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results and experiences may differ materially from these estimates.

While our significant accounting policies are more fully described in Note 2 to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our reported financial results and affect the more significant judgments and estimates that we use in the preparation of our financial statements.

Convertible Debentures

We irrevocably elected to initially and subsequently measure the convertible debentures issued in 2009 and 2010 entirely at fair value, in accordance with ASC 825-10. As a result, we will not separate the embedded derivative instrument from the host contract and account for it as a derivative instrument. The convertible debentures are subject to remeasurement at each balance sheet date, and any change in fair value is recognized as a component of financial income (expense), net in the statements of operations. We estimate the fair value of these convertible debentures at the respective balance sheet dates using the Binomial option pricing model. We use a number of assumptions to estimate the fair value, including the remaining contractual terms of the convertible debentures, risk-free interest rates, expected dividend yield and expected volatility of the price of the underlying common stock. These assumptions could differ significantly in the future.

During 2009, we recorded financial expense of $0.4 million to reflect the increase in the fair value of convertible debentures compared to $1.5 million recorded during the year ended December 31, 2010 which included the change in fair value of both the 2009 and 2010 debentures.

We believe that the fair value of the 2009 Debentures will likely be higher the closer we are to the consummation of a Qualified Transaction (as defined in the 2009 Debentures), assuming that the per share price of our common stock and all other parameters used in the binomial model in order to calculate the fair value of the 2009 Debentures remain the same.

In the case of an automatic conversion due to a Qualified Transaction, we will measure the 2009 Debentures at fair value at consummation of the Qualified Transaction. The change in fair value will be recorded in earnings. After the consummation of the Qualified Transaction and upon the issuance of shares of common stock upon the conversion of the 2009 Debentures, we will classify the liability in respect of the 2009 Debentures to share capital and additional paid in capital.

Liability in Respect of Warrants

In 2010 we issued warrants with an exercise price denominated in British Pounds Sterling which differs from the functional currency we use. In addition, the exercise price of such warrants is subject to downward adjustment. In addition, in 2006 and 2007, we issued warrants that included price protection in the event of sales of securities below the then current exercise price. In accordance with ASC 815-40-15-7I, we classified these warrants as a liability at their fair value. The warrants liability will be remeasured at each reporting period until exercised or expired. Changes in the fair value of the warrants are reported in the Statements of Operations as financial income or expense.

During 2009, we recorded finance expense of $2.5 million (restated) to reflect the increase in the fair value of the warrants compared to finance income of $0.8 million recorded during the year ended December 31, 2010.

We estimate the fair value of these warrants at the respective balance sheet dates using the Binomial option pricing model. We use a number of assumptions to estimate the fair value, including the remaining contractual terms of the warrants, risk-free interest rates, expected dividend yield and expected volatility of the price of the underlying common stock. These assumptions could differ significantly in the future, thus resulting in variability of the fair value which would impact the results of operations in the future.

Stock-Based Compensation

We account for stock options according to the Financial Accounting Standards Board Accounting Standards Codification No. 718 (ASC 718) “Compensation — Stock Compensation.” Under ASC 718, share-based compensation cost is measured at grant date, based on the estimated fair value of the award, and is recognized as an expense over the employee’s requisite service period on a straight-line basis.

We account for stock options granted to non-employees on a fair value basis using an option pricing method in accordance with ASC 718. The initial non-cash charge to operations for non-employee options with vesting are revalued at the end of each reporting period based upon the change in the fair value of the options and amortized to consulting expense over the related vesting period.

For the purpose of valuing options and warrants granted to our employees, non-employees and directors and officers during the years ended December 31, 2009 and 2010, we used the Binomial options pricing model. To determine the risk-free interest rate, we utilized the U.S. Treasury yield curve in effect at the time of grant with a term consistent with the expected term of our awards. We estimated the expected life of the options granted based on anticipated exercises in the future periods assuming the success of our business model as currently forecast. The expected dividend yield reflects our current and expected future policy for dividends on its common stock. The expected stock price volatility for our stock options was calculated by examining historical volatilities for publicly traded industry peers as we do not have sufficient trading history for our common stock. We will continue to analyze the expected stock price volatility and expected term assumptions as more historical data for our common stock becomes available. Given the senior nature of the roles of our employees, directors and officers, we currently estimate that we will experience no forfeitures for those options currently outstanding.

Preclinical Development Agreement

On October 22, 2009, we signed a preclinical development and option agreement which was amended in December 2009, with Baxter, a market leader in the field of hemophilia. The development agreement included funding for preclinical development of our Biopump protein technology to produce and deliver the clotting protein Factor VIII for the sustained treatment of hemophilia.

Under the terms of the development agreement, we received $3.6 million and have received an additional $0.3 million in 2011 to work exclusively with Baxter for one year to develop a Biopump to test the feasibility of continuous production and delivery of this clotting protein. Such amounts included a payment of $1.5 million for our obligation to work exclusively with Baxter for a period of one year ended October 22, 2010 and $2.4 million as funding for our operations related to the development of the Biopump Platform Technology for Factor VIII. We subsequently agreed to a 6-month extension of the development agreement in order to continue our collaboration. During the extension period, we have assumed the funding responsibilities and Baxter has retained the exclusive option to negotiate a definitive agreement regarding a transaction related to our HEMODURE Biopump technology. Such option is exercisable, at Baxter’s sole discretion, any time prior to the end of such 6-month period upon payment to us of a $2.5 million option fee.

We recognized income in our Statements of Operations based on hours incurred assigned to the project and expenses incurred. The excess of the recognized amount received from Baxter over the amount of research and development expenses incurred during the period for the development agreement was recognized as other income within operating income.

Funding for our operations related to the development was based on an agreed amount for each Full Time Equivalent (FTE). FTE was agreed to be measured, by the parties, as 162 development hours. The amount to be paid for each FTE is not subject to recalculation based on actual costs incurred by us.

This Factor VIII development agreement provided that we will receive all rights of the jointly developed intellectual property and will be required to pay royalties to Baxter at rates between 5% and 10% of any future income arising from such intellectual property up to a maximum of ten times the total funds paid by Baxter to us.

We recognized income in the Statements of Operations according to the performance based method.

Recent Accounting Pronouncements

In October 2009, the FASB issued an accounting standards update that provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific nor third-party evidence is available. We will be required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011. To date, no revenue has been recognized from the sale of our products. Therefore, adoption of this guidance is not expected to have a material impact on our financial statements.

In April 2010, the FASB issued an accounting standards update which provides guidance on the criteria to be followed in recognizing revenue under the milestone method. The milestone method of recognition allows a vendor who is involved with the provision of deliverables to recognize the full amount of a milestone payment upon achievement, if, at the inception of the revenue arrangement, the milestone is determined to be substantive as defined in the standard. The guidance is effective on a prospective basis for milestones achieved in fiscal years and interim periods within those fiscal years, beginning on or after June 15, 2010. The adoption of this guidance is not expected to have a material impact on our financial statements.

Off-Balance Sheet Arrangements

Pursuant our license agreement with Yissum, Yissum granted us a license of certain patents for commercial development, production, sub-license and marketing of products to be based on its know-how and research results. In consideration, we agreed to pay Yissum the following amounts, provided, however, that the total aggregate payment of royalties and sub-license fees by us to Yissum shall not exceed $10 million:

•	Non-refundable license fee of $0.4 million to be paid in three installments, as follows:
•	$0.05 million when the accrued investments in us by any third party after May 23, 2005 equal at least $3 million (paid in 2007);
•	$0.15 million when the accrued investments in us by any third party after May 23, 2005 equal at least $12 million (paid in second quarter of 2010); and
•	$0.2 million when the accrued investments in us by any third party after May 23, 2005 equal at least $18 million;
•	Royalties at a rate of 5% of net sales of product incorporating the licensed technology; and
•	Sub-license fees at a rate of 9% of sublicense considerations received by us.

In 2007, we signed an agreement with Baylor College of Medicine (BCM) whereby BCM granted us a non-exclusive worldwide license to use, market, sell, lease and import certain technology (BCM technology), by way of any product process or service that incorporates, utilizes or is made with the use of the BCM technology. In consideration we agreed to pay BCM the following amounts:

•	a one time, non-refundable license fee of $25,000 which was paid in 2007;
•	an annual non-refundable maintenance fee of $20,000;

•	a one-time milestone payment of $75,000 upon FDA clearance or equivalent of clearance for therapeutic use. As of the balance sheet date, we have not achieved FDA clearance; and
•	an installment of $25,000 upon our executing any sub-licenses in respect of the BCM technology.

All payments to BCM are recorded as research and development expenses. The license agreement shall expire (unless terminated earlier for default or by us at our discretion) on the first day following the tenth anniversary of our first commercial sale of licensed products. After termination, we will have a perpetual, royalty free license to the BCM technology.

We have entered into a worldwide exclusive license to certain patents relating to variants of Factor VIII through a license granted by University of Michigan. The University of Michigan license agreement contains an annual license fee, milestone payments, royalties and sublicense fees as follows:

•	An initial license fee of $25,000 payable to University of Michigan;
•	An annual license fee in arrears of $10,000 rising to $50,000 following the grant by us of a sublicense or (if sooner) from the sixth anniversary of the license agreement;
•	Staged milestone payments of $750,000 (in aggregate), of which $400,000 will be recoupable against royalties;
•	Royalties at an initial rate of 5% of net sales, reducing by a percentage point at predetermined thresholds to 2% upon cumulative net sales exceeding $50 million; and
•	Sublicense fees at an initial rate of 6% of sublicensing revenues, reducing by a percentage point at predetermined thresholds to 4% upon cumulative sublicensing revenues exceeding $50 million.

Under agreements with the Office of the Chief Scientist in Israel regarding research and development projects, our Israeli subsidiary is committed to pay royalties to the Office of the Chief Scientist at rates between 3.5% and 5% of the income resulting from this research and development, at an amount not to exceed the amount of the grants received by our subsidiary as participation in the research and development program, plus interest at LIBOR. The obligation to pay these royalties is contingent on actual income and in the absence of such income no payment is required. As of December 31, 2010, the aggregate contingent liability amounted to approximately $4.4 million.

Subsequent Events

After December 31, 2010 and through February 11, 2011, investors exercised warrants to purchase 91,926 shares of common stock for aggregate cash consideration of approximately $8,000.

BUSINESS

Overview

We are a medical technology and therapeutics company focused on providing sustained protein therapies. We have developed proprietary technology which uses the patient’s own tissue to continuously produce and deliver the patient’s own protein therapy. We refer to this as the Biopump Platform Technology, which is designed to provide sustained protein therapy to potentially treat a range of chronic diseases, including the treatment of anemia, hepatitis C, hemophilia, multiple sclerosis, arthritis, pediatric growth hormone deficiency, obesity, diabetes and other chronic diseases or conditions. Our Biopump Platform Technology converts a sliver of the patient’s own dermal skin tissue into a protein-producing “Biopump” to continuously produce and deliver therapeutic proteins, and when implanted under the patient’s skin, has the potential to deliver several months of protein therapy from a single procedure without the need for a series of frequent injections. In our ongoing phase I/II renal anemia study, which includes 14 patients to date, anemia treatment has been achieved in 12 out of 14 patients without the need for erythropoietin (EPO) injections after receiving a single administration of our EPODURE Biopumps producing EPO. One of the patients in this study has exceeded two years free of EPO injections, which he had been receiving prior to treatment with our EPODURE Biopumps.

Our Biopump is a tissue micro organ (MO) that acts as a biological pump created from a toothpick-size sliver of the patient’s dermal tissue to produce and secrete a particular protein. We have developed a proprietary device called the DermaVac to facilitate reliable and straightforward removal of MOs and implantation of Biopumps. With the DermaVac, dermis MOs are rapidly harvested under local anesthetic from just under the skin to provide unique tissue structures with long-term viability ex vivo. This process allows us to process the dermal tissue outside the patient to become one or more Biopump protein producing units in 10 – 14 days, each making a measured daily amount of a specific therapeutic protein to treat a specific chronic disease. Based on a patient’s particular dosage need, we can determine how many Biopumps to then insert under the patient’s skin to provide a sustained dose of protein production and delivery for several months. We believe the dosage of protein can be reduced by simple ablation of inserted Biopumps or increased by the addition of more Biopumps to provide personalized dosing requirements for each patient as needs change. We believe that medical personnel will only require brief training to become proficient in using our DermaVac for harvesting and implanting, which will enable implementation of Biopump therapies by the patient's local physician. We have demonstrated that MOs and Biopumps can be viably transported by land and air, and are also developing devices to automate and scale up the cost-effective production of Biopumps in local or regional processing centers.

We have produced more than 5,000 Biopumps to date which have demonstrated in the laboratory the capability for sustained production of therapeutic proteins, including EPO to treat anemia, interferon-alpha (INF-α) to treat hepatitis C and Factor VIII clotting protein to treat hemophilia. We believe our Biopump Platform Technology may be applied to produce an array of other therapeutic proteins from the patient’s own dermal tissue in order to treat a wide range of chronic diseases or conditions. We believe our personalized approach could replace many of the existing protein therapies which use proteins produced in animal cells administered by frequent injections over long periods of time.

We reported proof of concept of the Biopump Platform Technology in 2009 using Biopumps that produced and delivered EPO to anemic patients with chronic kidney disease. We call such Biopumps EPODURE. In a further proof of principle of our Biopump Platform Technology, we have also reported months of sustained production by Biopumps of INF-α, the therapeutic protein widely used in the treatment of hepatitis C. We call such Biopumps INFRADURE. Although we and our advisors believe that the results in patients treated to date have demonstrated proof of concept and shown safety and efficacy of our technology so far in its first application, to date we have not requested and have not received confirmation from any regulatory authority of our proof of concept or proof of principle or determination of the safety and efficacy of our technology. Based on the results of our phase I/II clinical study of the EPODURE Biopump and our other development and testing efforts for our Biopump Platform Technology, we have begun to seek agreements with third parties to further develop this technology.

In October 2009, we entered into an exclusive 12-month development agreement with Baxter to develop the Factor VIII Biopump for the treatment of hemophilia. We believe this first collaboration agreement validates our technology. We received $3.9 million in research and development funding and standstill fees as a result of this collaboration. During this period, we successfully created our HEMODURE Biopump that produced Factor VIII, although below the amounts necessary to provide effective treatment of hemophilia. We have extended this agreement to continue our collaboration with Baxter for an additional six months through April 21, 2011, and assumed responsibility for funding all further research and development in an effort to further develop the Biopump Platform Technology to create a Biopump that produces a therapeutically sufficient dose of Factor VIII. Baxter has the exclusive option to negotiate a definitive agreement regarding the Factor VIII Biopump technology. Such option is exercisable anytime prior to the end of the 6-month extension period upon payment to us of a $2.5 million option fee.

In February 2011, we entered into an exclusive worldwide license with the Regents of the University of Michigan of patent rights relating to certain uses of variants of clotting Factor VIII developed by Professor Randall Kaufman of the University of Michigan, a leading authority on Factor VIII. The variants of Factor VIII being licensed have been reported by various researchers to have greater production and delivery performance to the blood circulation compared with standard forms of Factor VIII.

We intend to use the licensed variants of Factor VIII to determine whether they can increase Factor VIII production from the HEMODURE Biopump. In ongoing laboratory studies, the Company has demonstrated significantly greater Factor VIII production from Biopumps utilizing one of these licensed variants. These studies are continuing.

We also are engaged in discussions with a number of other pharmaceutical, biotech and medical device companies to further develop our Biopump Platform Technology for other chronic diseases. We intend to further develop and leverage our core technology in order to seek multiple licensing agreements for many different proteins and clinical indications using the same core Biopump Platform Technology. Our current strategy is to take various applications of our Biopump Platform Technology through proof of basic safety and efficacy in patients (phase I/II), and then to negotiate out-licensing agreements with appropriate strategic partners. In this manner, we aim to receive revenues from milestone or other development or feasibility payments from such agreements in advance of regulatory approval and sales of our product candidates, while retaining control of our core technology. In addition, we are investigating various opportunities for the treatment of rare diseases using our Biopump Platform Technology. Rare diseases affect a small number of people worldwide. Due to the limited number of patients afflicted with one of these rare diseases, these niche applications may also offer a more expedited route to regulatory approval because pivotal clinical trials may require only a small number of patients before regulatory agencies will consider product approval. We believe that initial commercialization of any of our product candidates by us or any future strategic partners is not likely before 2014 and could easily take five years or more.

Biopump Production and Administration

Key to the Biopump is the micro-organ (MO): a sliver of the patient’s dermal tissue which is harvested in such a way that it creates a unique tissue structure with long-term viability ex vivo. The following diagram and associated notes illustrate the processes involved in the Biopump Platform Technology.

The Biopump Platform Technology Process

(a)	Harvesting Patient’s Micro-organs (MOs) — our proprietary device, the DermaVac, is used to extract a small piece of tissue from the skin’s lower level, the dermis of the patient. The DermaVac positions the skin and guides a high-speed rotating hollow core needle, providing a straightforward removal of the tissue. This procedure is intended to be performed in a physician’s office under a local anesthetic. It is minimally invasive to enable rapid healing with little or no scarring.
(b)	Transfer to processing station — after harvesting, the MOs are transferred to a Biopump processing center for processing into Biopumps.
(c)	Viral vector fluid — a small amount of fluid containing the appropriate concentration of viral vector, which specific vector has been engineered to contain the gene necessary for production of a selected protein and to effectively transfer the gene to the nuclei of the cells in the MO without integrating into the chromosomes.
(d)	and (e) Processing each MO into a Biopump — in the Biopump processing center, MO (d) is processed using the viral vector fluid, whereby the vector particles transfer the genes into the cells of the MO (transduction), thereby converting the intact tissue MO into a Biopump protein production unit (e). The MOs are transferred at the harvest site in a sealed cassette and transported to local or regional Biopump processing centers. While processing is currently performed manually, we are developing semi-automated processing stations.
(e)	Biopump producing desired protein
(f)	Measure daily protein production per Biopump for dosing — protein production levels of the Biopumps are measured to determine the correct number of Biopumps to implant to deliver the intended aggregate dose to the subject patient.
(g)	Washing and release testing — prior to being released for use, the Biopumps undergo a washing protocol to remove most, if not all, of the residual unabsorbed vector and undergo testing to verify they meet the release criteria for use, generally between one and two weeks after harvesting.
(h)	Transport to the treatment center — the Biopumps are transported to treatment center for implantation in the patient.
(i)	Implantation of the required number of Biopumps — the calculated number of Biopumps are implanted back into the patient where they produce and deliver the required protein to the subject patient’s body. Additional MOs or Biopumps not implanted in the patient can be cryostored for future use.

Key elements of the Biopump Platform Technology

MOs — The MO process was developed at Hebrew University in Jerusalem with the intellectual property rights for such concept being held by their technology transfer company, Yissum, from which we have an exclusive, world-wide license to commercialize MOs in Biopump applications. The MO is a unique tissue explant taken from a subject in a manner that preserves the microarchitecture of the original tissue, and whose dimensions enable the cells in the MO to take up nutrients and excrete waste from surrounding medium via passive diffusion. This enables sustained viability ex vivo, which in turn permits processing of the structure into a Biopump outside the body. By preserving the natural microarchitecture of the tissue from which it was harvested, the critical interactions between the cells of the structure are maintained. We have found that good results can be obtained using various lengths of dermal core cylinders measuring approximately a few millimeters in diameter.

Vector — The vector currently employed for the EPODURE and INFRADURE applications is a gutless adenoviral vector (helper dependent adenovirus, or HDAd vector, used under license from Baylor College of Medicine). HDAd vectors combine high titer production capability with high transduction efficiency in dermal fibroblasts where they are taken up in the nuclei but remain episomal in form so they do not integrate into the chromosomes in the cells. They have been selected from alternative vectors for these advantages, and also because they are deleted of all viral coding sequences that enable the independent production of new viral particles, which can cause immune rejection. As a result, HDAd vectors have increased safety and non-immunogenicity. When the vector enters the cells of the MO, it brings its payload gene (encoding for the desired therapeutic protein) into the nuclei of the cells. The capsid of the vector is then broken down by the cell, but leaves the gene inside the nucleus where the cell’s existing protein expression mechanism uses the gene to produce the therapeutic protein, which is secreted from the cells of the MO and results in the “pump” action of the Biopump. None of the patients in our phase I/II clinical trial of EPODURE has shown signs or evidence of any negative immune system reaction as a result of the HDAd vector.

DermaVac harvester — We have developed a proprietary dermal MO harvesting device, the DermaVac system, to facilitate rapid harvest of MOs from under the patient’s skin under local anesthetic, in a way designed to make it minimally traumatic to the patient. Proper use of DermaVac is intended to require only moderate training of appropriate medical personnel, while facilitating reliable harvest of viable dermis MOs. The DermaVac harvester makes use of vacuum to help shape and stabilize the skin in the appropriate geometry and guides the insertion under the skin of a precise hollow-core drilling tube attached to an appropriate high-speed medical drill, so as to help rapidly excise a defined section of dermal tissue. The procedure is minimally invasive, to minimize any external wounds at the harvest site. This device has been used in excising thousands of MOs from tissue samples, and in our phase I/II clinical trial, and has been found to be a reliable means of harvesting dermal MOs.

Biopump Bioreactor — We are currently preparing Biopumps using manual processing methods in a GMP class 10,000 clean room; however, we have also demonstrated in the past the feasibility of production of Biopumps from MOs in a prototype ex vivo processing station. We intend to design and develop an upgraded processing station to utilize a single-use sealed processing cassette for each patient to maintain sterility and avoid cross-contamination. We believe this will reduce the requirements for a clean room and operator expertise, and allow safe, reliable and cost-effective Biopump production.

Implanter — We have developed a proprietary Biopump implantation device in order to facilitate reliable, reproducible implantation of Biopumps with minimal trauma to the patient. The implantation device also makes use of vacuum, similar to the DermaVac harvester, to stabilize the skin and control the trajectory of the implantation needle to the interface between the dermis and the fat layer beneath the skin. This implantation device has been used in our phase I/II clinical trial and has been found to be reliable and minimally traumatic to the implantation sites. In addition, the Biopump implantation sites are marked so that implanted Biopumps can be easily located if there arises a need to ablate them in the future.

Ablation techniques — In order to reduce the protein dose or effectively to cease protein secretion, we are developing methods to halt the function of one or more implanted Biopumps using ablation. For example, if a patient has received four Biopumps but needs to reduce the dose by approximately 25%, we believe that this can be achieved by ablating one of the Biopumps, which are located just under the skin where they were implanted. We have tested different methods of ablating Biopumps: laser, radiofrequency needle and surgical removal.

Competitive Advantages of the Biopump Platform Technology

We believe that the Biopump Platform Technology provides a wide range of advantages over existing therapies that appeal and offer benefits to doctors, patients and third-party payers (e.g., CMS and medical insurers). The advantages include:

•	Lower treatment costs — We believe that the Biopump Platform Technology will offer cost-effective protein therapy. The Biopump Platform Technology does not require a protein production facility to produce the desired protein currently used in protein therapy, thereby eliminating the need to incur substantial construction and operations costs in connection with such a facility. We expect that, once fully developed, the devices and materials used in the Biopump production, such as sealed cartridges and other single-use items, will be sufficiently automated and low in cost to enable the practical and reliable implementation of Biopump therapy and enable lower the per-patient cost of protein therapy. We also believe that automation of the process will allow for efficient manufacture of Biopumps in regional centers, while allowing the local physicians to harvest and administer the Biopump therapy.
•	Improved safety — We believe that the protein produced by Biopumps should be safer than currently used therapeutic proteins since it is produced from the patient’s own tissue instead of from animal cells. Recombinant proteins from non-human mammalian cells may have different glycosylation patterns from those of human cells, causing the formation of antibodies in some patients that can result in immune rejection of the protein, even against the patient’s own native proteins, such as in the autoimmune response PRCA in EPO therapy. By contrast, producing protein from the patient’s own cells is expected to reduce the risk of immune responses, since these proteins are produced as closely as possible to the natural proteins, which the patient lacks in sufficient quantity.
•	Reduced side effects — We believe that treatment using the Biopump Platform Technology will cause fewer and less severe side effects than are associated with current recombinant protein production and delivery methods. In contrast to bolus injections, we believe the Biopump Platform Technology will provide efficient, sustained therapeutic protein delivery within the desired range and should reduce the health risks and side effects associated with the transient peak of the concentration of the therapeutic protein in the patient’s circulation typical immediately after each bolus injection, which often overshoots the desired range of concentration. Overshoots with proteins such as IFN-α are typically associated with unpleasant flu-like symptoms and can cause other serious side effects.
•	Elimination of frequent injections — The sustained-action Biopump typically requires only two clinic visits: one for the harvesting of the MOs and the second for the implantation of the sustained-action Biopumps. Cryopreservation of harvested MOs may allow a single harvest procedure for multiple implantation procedures if needed to increase dosage. Conventional protein therapy requires extended periods of frequent injections, which can decrease both patient compliance and quality of life and increase cost.
•	Increased efficacy in chronic disease management — We believe that the sustained production and delivery, for six months or more, of protein obtained through a single administration of Biopumps is likely to be a more efficacious form of the desired protein treatment than currently offered by an extended series of repeat bolus injections. The serum concentration between bolus injections often drops to levels that are not sufficient to be effective, due to the short half lives of many proteins, and these undershoots can under-treat the patient’s illness. By contrast, Biopump therapy can help maintain the serum concentration at effective concentrations on a sustained basis for months. Members of our Strategic Advisory Board believe that maintaining effective levels of protein within the therapeutic window in the patient optimizes efficiency and eliminates overshoot and undershoot (and their respective side effects and under-treatment downsides).
•	Reversible treatment — Unlike gene therapy, we believe the Biopump procedure is reversible. Tests have demonstrated that Biopumps can be ablated by laser, radiofrequency needle, or (if necessary)

local surgical removal to reduce or halt protein production and secretion by a Biopump. We are working on refining our techniques to facilitate locating Biopumps after insertion to enable the ablation of the protein production properties and secretion of the Biopumps when required. In conventional gene therapy, once the vectors carrying the genes have been injected into the blood stream, it is difficult to predict or detect where they have gone or to know which or how many cells they have transfected. Accordingly, in conventional gene therapy, if too much protein is being produced by the transfected cells, there is no accepted reliable way to reduce or stop the process.
•	Personalized medicine — Because therapeutic proteins from Biopumps are produced using the patient’s own tissue, they are believed by experts on our Strategic Advisory Board to more closely resemble the proteins produced by the patient’s own body than proteins mass produced in animal cells. As a result, we view our Biopumps as truly “personalized medicine”.
•	Extended treatment to under treated populations — the Biopump Platform Technology could enable extension of treatment to under-treated populations. For example, we believe that patients who are deterred from or cannot continue hepatitis C treatment because of the side effects of conventional injections are more likely to be amenable to the sustained-action Biopump. Likewise, we believe that those patients with chronic kidney disease, who are deterred from sustained EPO treatment of their anemia due to the frequent office visits needed for EPO injections, will find the EPODURE sustained treatment more amenable. The Biopump Platform Technology may also enable the treatment of conditions which are not possible today due to problems of ex-vivo stability of manufactured proteins or excessive costs.

We believe our proprietary technology can achieve objectives and priorities of the recent U.S. healthcare reforms, since the Biopump directly addresses major objectives such as:

•	Reducing costs while not reducing care — The inherent cost-effectiveness of the Biopump can offer same or superior clinical efficacy at lower cost than standard of care or alternative treatments.
•	Preventative medicine — By enabling practical and affordable protein therapy in applications such as anemia in pre-dialysis patients, the increased morbidity these patients often suffer from untreated anemia or the risks of current bolus injection treatment can be reduced or prevented. We believe Biopump technology can make a significant contribution in other areas such as management of obesity and diabetes, where control can help prevent deterioration and further health issues.
•	Personalized medicine — Biopump produces the patient’s own protein, which extends the concept of personalized medicine from diagnosis to therapy.

Applications of the Biopump Platform Technology Currently in Development

EPODURE Biopump for the Treatment of Anemia in Chronic Kidney Disease

The EPODURE Biopump is designed to address the growing need for a safer, more reliable, and cost-effective anemia therapy by means of providing a continuous supply of EPO for six months or more from a single administration. EPO is a protein produced naturally in the kidneys that stimulates red blood cell production in the body. A shortage of EPO in the body, such as that caused by kidney disease, can cause anemia. Anemia is a condition in which the number of red blood cells, or the hemoglobin in the red blood cells, is below normal. Hemoglobin enables red blood cells to carry oxygen from the lungs to all parts of the body and carry carbon dioxide to the lungs so that it can be exhaled. A person becomes anemic when the body produces too few healthy red blood cells, loses too many of them or destroys them faster than they can be replaced. Anemia is caused by, or associated with, a wide variety of conditions including chronic kidney disease (CKD), ESRD (e.g., in dialysis patients), AIDS, hepatitis, cancer and chemotherapy, and is characterized by low levels of hemoglobin or hematocrit (red blood cell count). The National Kidney Foundation estimates the 2010 CKD population in the United States alone exceeds 20 million people, and the National Anemia Action Council estimates that 65 million Americans with hypertension and 17 million Americans with diabetes are at increased risk for CKD and subsequently anemia.

The current treatment for a number of chronic anemic conditions, to raise and stabilize hemoglobin levels, is by multiple and frequent subcutaneous injections of recombinant EPO produced in animal cells, each injection having a typical half life of about eight hours. The recommended dosing for recombinant EPO according to FDA labeling guidelines is three times per week with Amgen, Inc.’s EPOGEN®, or once a week with Amgen, Inc.’s longer-lasting Aranesp® which has a half life closer to 25 hours. A recent study has shown that with each typical injection, peak EPO levels in patients reach 10 – 100 times the intended concentration often exceeding 1,000 mU/ml (Woo et al., J Pharmacokinet Pharmacodynamic (2007) 34:849), which can cause a bad response along with the good response. The good response is a stimulation of the intended cells in the bone marrow, which produce red blood cells. This requires elevation of serum EPO levels into the “therapeutic window”, which typically ranges from 20 up to 100 mU/ml. The bad response is a stimulation of the cell lining of the blood vessels, at levels of 1 – 2,000 mU/ml or more, which can increase risk of hypertension and emboli that can cause stroke or heart attack.

Managing hemoglobin levels using periodic short-acting injections is often challenging, with anemia often under-treated or over-treated to compensate, with the result that the hemoglobin levels alternately rise above the maximum recommended levels, or drop below recommended minimum. Major studies have repeatedly shown increased risk of morbidity and mortality in patients from such hemoglobin cycling. Patients with ESRD typically undergo dialysis sessions three times per week, and EPO is often administered through the dialysis tubing or subcutaneously by the dialysis healthcare staff when the patient is in the clinic for the regular dialysis treatment. This form of administration involves a considerable amount of time and resources provided by the healthcare provider, with an annual anemia treatment regimen for an ESRD patient typically costing up to $15,000 or even $30,000 a year, depending on patient condition, based on estimates provided by members of our Strategic Advisory Board. CKD patients are not connected to a dialysis machine, and generally need to visit a doctor’s office to receive each EPO injection. This can lead to non-compliance with the therapy regime due to the inconvenience of arranging appointments with doctors or reluctance to receive regular injections, and can further complicate the challenge of maintaining hemoglobin within the desired range.

The risks of current anemia practice recently led the FDA to issue a “Black Box” warning (its highest level of FDA warning) of increased death and cardiovascular risks involved in current EPO practice, recommending reduced EPO dosing and reduced recommended maximum target hemoglobin level in anemic patients. These concerns indicate the importance of managing EPO administration to keep resulting hemoglobin levels within the desired range, which has narrowed as a result of the FDA warning. In addition, there are safety concerns regarding immune risks of recombinant EPO, because some manufactured recombinant EPO has been shown to cause PRCA, a serious and life-threatening condition where antibodies to EPO destroy the red blood cell precursor cells in the bone marrow. Although the recently reported incidences of PRCA have been associated primarily with one brand of EPO, it illustrates the potential vulnerability of recombinant proteins to small changes in manufacturing or handling which can cause generally safe proteins to become immunogenic. We believe our EPODURE Biopump addresses each of these risks.

Through our phase I/II clinical trial of the EPODURE Biopump, we have demonstrated that Biopump Platform Technology can produce and deliver EPO for several months without exceeding the therapeutic window. In the 14 patients treated to date, the EPODURE Biopump has shown its potential to help stabilize patients’ hemoglobin levels, and, with appropriate dosage, to maintain hemoglobin within the target range over several months. In 12 out of the 14 patients whose hemoglobin levels varied greatly over the year prior to treatment, the levels stabilized following their EPODURE Biopump treatment. Hemoglobin levels were raised in 12 of 14 patients treated to date. With respect to those patients who have been monitored for at least three months, ten of such patients experienced sustained hemoglobin elevation for an average of six months and one patient has experienced hemoglobin elevation for over 28 months to date. The most recent patient was treated on January 20, 2011, and so far has demonstrated increased hemoglobin levels within the target range. This stabilization has been achieved despite the limitations imposed by the study protocol, which assigns patients to a fixed single dose at “low”, “mid” or “high” level rather than the mode of intended clinical usage in which dose can be adjusted, through the additional of more EPODURE Biopumps or the reduction through ablation of existing EPODURE Biopumps, based on patient response.

To date, our phase I/II clinical trial of EPODURE Biopumps for the treatment of anemia in patients with chronic kidney disease has treated 14 patients and produced the following results:

•	14 patients have now received their implanted EPODURE Biopumps in our phase I/II clinical trial, with six receiving the low dose level (20 IU/kg/day), seven patients receiving the mid-range dose level (40 IU/kg/day), and one receiving the high-dose level (60 IU/kg/day).
•	One patient has now remained free of anaemia for over two years following his single low dose treatment with EPODURE Biopumps in October 2008. His hemoglobin levels have remained continuously within the target range of 10 – 12 g/dl throughout this period without any related adverse events and without receiving any EPO injections, whereas he was receiving EPO injections before his EPODURE treatment.

We seek to further add to these results as we continue our phase I/II clinical trial of the EPODURE Biopump. The results of our phase I/II clinical trial was presented at the annual convention of the American Society of Nephrology in November 2010, one of the largest meetings of nephrologists in the world, with the presentation being given by a member of our Strategic Advisory Board, Professor Anatole Besarab of Ford Hospital, Detroit, Michigan, a leading authority in renal anemia.

By recent Congressional action, commencing in January 1, 2011, Center for Medicare and Medicaid Services (CMS) will set a single “bundled” or composite reimbursement rate for dialysis, including its related anemia treatment, which will provide an even greater incentive for a lower cost, safer and more reliable way to manage hemoglobin in dialysis patients. We believe that EPODURE Biopumps directly address the opportunity for a cost effective alternative to deliver better hemoglobin control at lower cost than EPOGEN® or biosimilars.

Our key clinical advisors, who include leading experts in renal anemia from industry and academia, believe that the EPODURE Biopump has great potential to improve significantly the safety, reliability and efficacy of anemia treatment over existing EPO therapies. We believe that the EPODURE Biopump can be developed into a highly cost-competitive and better alternative to current EPO therapy methods, as well as to other therapies under development such as EPO biosimilars and Affymax’s Hematide. Long lasting EPODURE Biopump treatments are consistent with the growing home dialysis sector and the growing pre-dialysis chronic kidney disease market, where frequent administration of EPO injections can be a significant challenge. We believe the combination of these factors will position the EPODURE Biopump to capture a significant proportion of the current EPO anemia therapy market.

Key Advantages of EPODURE Biopump

The EPODURE Biopump is designed to directly address the need for a safer, more reliable, and cost-effective anemia therapy that better maintains hemoglobin levels within a defined range.

Safety

•	Addressing the FDA Black Box warning — The FDA recently issued its strongest level drug warning in connection with the use of EPO, cautioning physicians to avoid excessive use of EPO and to keep hemoglobin levels within the moderate specified range (10 – 12 g/dl) for patients with kidney failure. We believe that the EPODURE Biopump will be able to stabilize hemoglobin levels and avoid excessive EPO in the body.
•	Minimizing hemoglobin cycling — We believe that the results from our phase I/II clinical trial of the EPODURE Biopump appear to confirm the EPODURE Biopump helps to stabilize hemoglobin levels and, in the correct dose, elevating and stabilizing those levels within range for several months. Hemoglobin cycling was not experienced with the EPODURE Biopump as compared to the cycling experienced with periodic injections of EPO.
•	Avoiding injection peak EPO risks (overshoot) — Our EPODURE Biopump has been shown to avoid overshoot. To date, in all patients treated with EPODURE Biopumps, the serum EPO concentration rises only by 10 – 60 mU/ml, and does not approach levels near 1,000 mU/ml, and thus would appear to have less risk of stimulating the cell linings or increasing the risk of hypertension or emboli.

Efficacy

•	Non-interrupted therapy versus undershoot between injections — Sustained production and delivery of the therapeutic protein can maintain sustained effective treatment without the “dropout” periods in between injections of short-acting EPO or other ESAs, and avoids dependence upon patient compliance.
•	Reliability of sustained treatment — Current treatments rely upon adherence to a strict schedule of frequent injections, and effectiveness of treatment is impacted when scheduled injections are missed, as can often occur. With our Biopump, therapy continues regardless of compliance with visit schedule.

Cost Savings

•	Low projected inherent costs — EPODURE will not require a protein production facility, since it produces its own EPO, thereaby eliminating the need to incur substantial construction and operations costs in connection with such a facility. We expect that, once fully developed, the devices and materials used in the EPODURE Biopump production, such as sealed cartridges and other single-use items, will be sufficiently automated and low in cost to enable the practical and reliable implementation of Biopump therapy and enable lower per-patient costs of protein therapy. We believe that EPODURE will offer a cost savings in providing comparable or superior anemia treatment per year versus injected EPOs such as EPOGEN and Procrit, or EPO-biosimilars.
•	Fewer treatment visits needed — By providing many months of sustained anemia treatment from a single administration of EPODURE Biopumps, we believe this reduce clinic visits and could reduce health-care costs.
•	Answer to bundling in dialysis — We believe that EPODURE Biopumps will directly address the opportunity for a cost effective alternative to deliver better hemoglobin control in connection with dialysis at a lower cost than current anemia treatments such as EPOGEN, or biosimilars.
•	Positive initial response from payors — The EPODURE Biopump received positive responses in initial discussions with current and former officers from the major government reimbursement payor, Center for Medicare and Medicaid Services (CMS), in which the potential advantages in safety, efficacy and cost-savings were noted.

We believe that, in addition to providing a better alternative to EPOGEN and other forms of EPO, the EPODURE Biopump will provide a cost-effective alternative to Aranesp and other erythropoietic stimulating agents (ESAs), and will directly address some of the key issues noted by nephrologists in current CKD therapy. This follows because the longest period between treatments using current drugs or those in clinical trials is four weeks, and requires strict adherence to injection schedules, whereas our EPODURE Biopump potentially offers six months or longer of anemia treatment between administrations and therefore requires less compliance and imposition on the schedule of the CKD patient.

Feature	Advantage
Treatment interval of six months	Fewer required clinic visits, increased throughput to larger patient population
“Plug & Play”	Easy delivery, preferable to patients as well as physicians
No “storage” or administration risks	Favors home dialysis
Accurate, consistent delivery	Compliance is not dependent on patient action
Better Hb control, lower risks	Better outcomes and greater likelihood of hitting CMS quality targets. Could improve quality of life compared to current EPO therapy
Reduced overhead	Lower cost-per-patient, no inventory of EPO to maintain

INFRADURE Biopump for the Treatment of Hepatitis C and Cancer

We are developing the INFRADURE Biopump to address the need for a patient-tolerable form of IFN-α therapy for use in treatment of chronic hepatitis C and certain cancer applications. We introduced the INFRADURE Biopump in April 2010 at the leading European conference on liver disease, the European Association for the Study of the Liver (EASL), where we presented data that INFRADURE Biopumps produce sufficient quantity of IFN-α to treat patients and deliver active protein in SCID mice. The INFRADURE Biopump is designed to provide sustained-action IFN-α therapy or more from a single treatment using the Biopump. Chronic hepatitis C is an inflammation of the liver caused by a viral infection with hepatitis C virus (HCV). Hepatitis C is described as acute if the condition resolves within six months and chronic if the condition persists longer than six months. According to the World Health Organization (WHO) Hepatitis Fact Sheet No. 164, it is estimated that there are 170 million chronic HCV carriers and three to four million new infections each year globally. Furthermore WHO reports that, of individuals with HCV infection, approximately 80% will develop a chronic infection, of which approximately 10% to 20% will develop chronic liver disease progressing to cirrhosis and 1% to 5% will develop liver cancer over a period of 20 to 30 years.

Chronic HCV infection is the leading cause of liver disease in the U.S. and many other western countries. According to the U.S. Center for Disease Control and Prevention, it is the most common chronic blood-borne infection in the U.S. Although the incidence of infection in the U.S. has decreased since the 1980s, the rate of deaths attributable to HCV continues to increase as people infected decades ago begin to succumb. Approximately 8,000 to 10,000 people currently die each year from HCV-related liver disease and it is predicted that the death toll will triple by the year 2010 and exceed the number of U.S. deaths due to AIDS. In addition, HCV is the most common reason for liver transplantation. Over the next 10 to 20 years, chronic hepatitis C is predicted to become a major burden on the U.S. healthcare system.

There are two main treatment methods using IFN-α currently available, namely:

•	injections of interferon alone (e.g., Roferon®-A, Intron® A or Infergen®) or with ribavirin (e.g., Rebetron®) with IFN-α administered three times per week. This therapy is costly and may cause considerable side effects, particularly as a result of overdosing triggered by the administration of bolus injections. Common side effects include flu-like symptoms, psychiatric symptoms (depression, irritability and/or sleep disturbance), rash and reduction of all blood cell counts, including white blood cell count, hemoglobin and platelets. This therapy is generally only effective in achieving a sustained virologic response (“cure”) in approximately 10% to 20% of patients using IFN-α alone and in 40% to 50% of patients if combined with Rebetron®; and
•	injections of pegylated interferon (PegIFN) proteins (e.g. PEG-INTRON® or Pegasys®), typically along with ribavirin. PegIFN stays in the patient’s body longer and is injected once a week. This treatment regimen is now standard and treatment duration depends upon the genotype of the individual case of HCV infection.

We believe the above treatments can result in transient overdosing of IFN-α associated with bolus injections weekly, which can cause unpleasant side effects in most patients and severe side effects in many patients, resulting in patients often reducing therapy dosages and causing 10% to 20% of patients to discontinue treatment altogether. Early side effects can include flu-like symptoms. Moderate level side effects that a patient may experience with continued therapy can include fatigue, hair loss, low blood count, difficulty focusing, moodiness and depression. Severe side effects (which can effect up to 2% of individuals) include thyroid disease, depression, suicidal thoughts, seizures, acute heart or kidney failure, eye or lung problems, hearing loss, blood infection and, although rare, death due to liver failure or blood infection. The epidemic proportions of chronic hepatitis C, the limited efficacy and costly nature of approved therapeutics, the high cost of liver transplants and the enormous burden on the healthcare system in medical and work-loss costs alone, all call attention to the need for prophylactic vaccines as well as new therapies to treat the disease.

The current standard of care in treating hepatitis C involves weekly bolus IFN-α injections that are usually accompanied by mild to severe side effects in the great majority of patients, ranging from flu-like symptoms to neutropenia and severe depression. Experts believe the side effects are in large part due to the short-term substantial overdose of each injection. The overdose is deliberate to try to overcome the inherently short half life of the IFN-α (5.5 hours) and keep the concentration above the minimum effective level for sufficient time after each injection. Patients often complain about the unpleasant effects of these injections, and there is a well recognized need for a much more patient-tolerable way to offer the benefits of IFN-α for fighting the HCV virus with far fewer side effects. Some researchers have tried to reduce the effects by extending the half-life, through modifications of the IFN-α molecule (e.g., pegylation or attachment to albumin), but these modifications have not eliminated the side effects.

Using slow continuous delivery of IFN-α to provide the therapeutic benefits while avoiding the bolus overdoses and their side effects has been shown to have potential advantages in hepatitis C patients. A clinical study in several patients published in 1997 (Schenker et al: Activity and tolerance of a continuous subcutaneous infusion of -interferon — α2b in patients with chronic hepatitis C. J Interferon and Cytokine Res. 17: 665 – 670, 1997.) reported that steady delivery of IFN-αvia infusion pump in HCV patients can provide effective therapy with fewer side effects than from regular bolus injections. However, IFN-α delivery through infusion pumps is not commonly used in patients. We believe this is in part due to the fact that this treatment still requires a supply of expensive and unstable recombinant protein and presents practical difficulties in administration (e.g., it requires cooling and regular refilling). However, the continued need for a tolerable form of interferon therapy has led Medtronic, Inc., a U.S. medical device company, to launch a clinical study in 2009 (COPE) of a large group of patients with hepatitis C, in which standard IFN-α is administered daily to each patient by portable infusion pump — similar to the study by Schenker. We believe that the COPE trial hopes to show, as the small 1997 study suggests, that continuous delivery can provide the benefits of IFN-α therapy with fewer side effects. We believe the continuous delivery approach is correct. If the COPE trial succeeds in showing the benefits of continuous delivery, we believe it argues for our INFRADURE Biopump, because we believe the INFRADURE Biopump represents a more reliable and cost effective way to provide continuous IFN-α, through the continuous production of natural protein on a sustained-action basis in the patients’ own cells. Based on our preclinical data for the INFRADURE Biopump, together with our clinical data from EPODURE, we believe that a few biopumps may deliver the required IFN-α dose for six months or more in typical patients with hepatitis C, whereas the infusion pump approach requires the industrial production of IFN-α and the practical challenges and costs of reloading and maintaining portable infusion pumps. We are planning to launch a phase I/II INFRADURE clinical trial in hepatitis C patients near the end of 2011, which if it proceeds as planned, could provide key initial proof of concept data in 2012 showing the intended advantages from single administration of INFRADURE Biopumps in these patients.

Our scientific advisors, who include leading world experts in hepatitis C, believe that steady delivery of INF-a provided by the INFRADURE Biopump could provide the benefits of IFN-α without the debilitating and dangerous side effects caused by massive overdoses associated with each of the serial injections. They believe that in combination with various antiviral drugs, IFN-α and its immunotherapeutic benefit will continue to play a significant role for the foreseeable future in the treatment of the estimated 170 million people afflicted with hepatitis C, even as new and very costly antiviral agents are developed. As a result, we believe that the INFRADURE Biopump will provide a unique and cost-effective alternative to current treatments involving serial injections of various forms of INF-a, while reducing the side effects and promoting patient compliance with treatment.

Key Advantages of INFRADURE Biopump

Based on the research to date, we believe that the INFRADURE Biopump has the potential to addresses the key issues in current therapy of chronic hepatitis C and has many potential advantages over current INF-α therapies.

Safety and Compliance

•	By avoiding high peak IFN-α levels in the blood the INFRADURE Biopump could provide a safer treatment with fewer side effects, while still providing effective interferon therapy which can be used instead of IFN-α injections in combination with antiviral agents and other drugs typically used in managing hepatitis C.
•	The single-administration “Plug & Play” aspect can potentially deliver IFN-α for six months without need for patient compliance.

•	A patient with an INFRADURE Biopump will manufacture and deliver his own IFN-α. Conversely, the other approaches use mass manufactured IFN-α or derivatives, which may have a higher risk of causing immunogenic or other negative reaction.

Efficacy

•	The INFRADURE Biopump may provide comparable or better HCV RNA reduction with fewer side effects compared to current standard of care, thus enabling more patients to tolerate and complete the full treatment regimen, rather than quit due to discomfort or side effects.
•	The INFRADURE Biopump may provide better HCV RNA control because it will continuously provide the therapeutic effect, without the “drop out” periods between scheduled injections, which can be missed.
•	The INFRADURE Biopump may provide longer lasting HCV RNA reduction, particularly if the production of IFN-α continues at tolerable levels beyond six months.

Cost-Effectiveness

•	With low inherent costs and without needing a protein production plant to provide manufactured injected interferons as used in Pegasys and Peg-Intron, we believe the INFRADURE Biopump will be able to offer a significant cost savings in providing a comparable or superior treatment to these or to Medtronic’s mini-infusion pump which requires refilling of expensive interferon.
•	The INFRADURE Biopump may require only a single treatment to provide at least six months of INF-α therapy, instead of multiple treatments, which could reduce clinic visits and save attendant costs.

We do not believe that the potential benefits of the INFRADURE Biopump will be minimized by the development of new direct acting antiviral agents (DAAs). We believe that the INFRADURE Biopump, used in conjunction with more conventional antiviral agents and compounds, could well offer an attractive and effective alternative at significantly lower cost than DAAs, and where interferon therapy is needed in conjunction with DAAs, the INFRADURE Biopump could provide such interferon treatment.

•	Doubt that DAAs alone can eradicate HCV — Members of our Strategic Advisory Board report a growing skepticism among hepatology experts that DAAs alone will eradicate HCV in most patients without immune support by IFN-α. An immunomodulatory role is likely needed, to be provided by some form of IFN-α therapy.
•	Additional side effects, concerns over possible new mutant strains of HCVs — DAAs can cause new side effects including severe burns and itching, and could “select” for new mutant HCV virus that survive the DAAs, like bacterial “superbugs” that survive antibiotics.
•	INFRADURE Biopump could be preferred by payors — Combined with today’s antiviral agent Ribavirin, we believe the INFRADURE Biopump could potentially provide first-line treatment preferred by CMS and other payors if clinical studies show it is safer and more tolerable with same or better efficacy than currently by administering IFN-α therapy. DAAs could then be a supportive secondary line treatment, possibly as add-on to the INFRADURE Biopump.
•	DAAs are not being tested as monotherapy, but together with IFN-α — DAA developers have focused on co-administration with IFN-α with their clinical trials.
•	INFRADURE Biopump fits most of the hepatitis C market — The INFRADURE Biopump has greater potential for use in most countries where hepatitis C is rampant, due to its potentially much lower cost than current standard of care.

HEMODURE Biopump for the Treatment of Hemophilia

We are in early stage development of a Factor VIII Biopump, which we call HEMODURE, for use in the treatment of hemophilia. We believe the HEMODURE Biopump represents a potential improved therapy in the treatment of hemophilia, because it would be prophylactic (preventing bleeding) and therefore could reduce the risk posed by bleeding in these patients. The current treatment is primarily to administer Factor VIII by injection after bleeding has already started. We also believe that if our HEMODURE Biopump succeeds in producing sufficient Factor VIII, and in delivering it into a patient’s circulation, it would represent a significant step towards rendering the patient’s life more normal. It could also provide significant cost savings for treatment of hemophiliacs, in which the cost of Factor VIII injections in a typical hemophilia patient typically exceeds $100,000 per year according to the National Hemophilia Society. The Factor VIII global market was $4 billion in 2009 according to La Merie Business Intelligence, R&D Pipeline News, Top 20 Biologics 2009 (May 10, 2009).

During 2010, we succeeded in producing HEMODURE Biopumps which produce active Factor VIII protein in vitro, as confirmed by testing using a standard assay at a major hemophilia center in Israel. We have also demonstrated delivery of Factor VIII into the blood circulation by implantation of HEMODURE Biopumps in SCID mice, using an approach similar to the approach we used with EPODURE and INFRADURE Biopumps. We believe this is a further confirmation of our Biopump technology as a platform for continuous production of a range of different proteins, by reproducibly producing Biopumps making a new protein, especially Factor VIII which is considered by many to be one of the more challenging of proteins. In October 2009, we entered into our first development agreement with a major healthcare company to develop the Biopump technology to produce Factor VIII. We signed a 12-month Standstill and Option Agreement with Baxter whereby Baxter provided technical collaboration and research and development funding for the Factor VIII Biopump project. Baxter paid us a $1.5 million standstill fee in consideration for our refraining from entering into any other agreements or providing information to third parties relating to the Factor VIII Biopump project during the term of the agreement. We also granted Baxter an exclusive option to negotiate a definitive agreement regarding a transaction related to the Factor VIII Biopump technology. Such option is exercisable anytime prior to the end of the term of the agreement upon payment to us of a $2.5 million option fee. We agreed to extend the term of the agreement for an additional 6-months through April 21, 2011, and assumed all responsibility for the payment of research and development expenses during the 6-month extension period. Under the original agreement, Baxter had agreed to make certain payments if development milestones were met during the initial 12-month term. Such milestones were not met within 12-month term and Baxter is not required to make such milestone payments in the event that they are reached during the extension period. The agreement provides that all new intellectual property developed with Baxter will be jointly owned by us and Baxter. In the event that Baxter exercises the option to negotiate a transaction and we fail to reach agreement on such transaction or if Baxter does not exercise the option, then Baxter will transfer all jointly-owned intellectual property to us and we will be obligated to pay Baxter license fees ranging between 5% and 10% of the net proceeds we may receive upon future exploitation of Factor VIII Biopump technology up to a maximum of ten times the total funds paid by Baxter to us under the agreement.

We are continuing to develop our Factor VIII Biopump to further increase Factor VIII output per Biopump to bring output to target levels thought sufficient to improve blood clotting, if they were administered to patients with hemophilia. We have obtained the rights to use certain variants of the Factor VIII gene and have entered into a worldwide exclusive license to certain patents relating to variants of Factor VIII through a license granted by University of Michigan. The University of Michigan license agreement contains an annual license fee, milestone payments, royalties and sublicense fees.

We acquire certain research grade vectors that we use in our INFRADURE Biopump and the Factor VIII Biopump research and development activities from BCM under a series of Exchange of Scientific Materials and Data Agreements, each relating to a particular vector. Each agreement with BCM includes separate project-specific provisions relating to payment, timing and other matters. Each agreement has a term of 18 months, and currently only one of such agreements is effective providing for the production of research grade vectors related to our Factor VIII Biopump research through July 2011. If BCM were unable to complete our projects and provide us the necessary vectors or if BCM were unwilling to enter into future agreement relating to other research grade vectors we may need to continue our business plan, we would seek alternate sources, which may take a significant amount of time. In addition, we are in the process of determining whether we could produce the necessary vectors using our own facilities and resources.

Overall protein market and current therapeutic treatment platform

The worldwide market for protein therapy is forecast by RNCOS — Global Protein Therapeutic Market Analysis (Ed. 3, May 2010) to reach $95 billion in 2010, and $132 billion in 2013. We estimate that the Biopump Platform Technology could potentially be applied to many elements of this market, starting with proteins to treat anemia (EPO) and then hepatitis C (IFN-α). In 2009, EPO injections to treat anemia generated revenues of $9.6 billion and IFN-α injections for treatment of patients with hepatitis C and some forms of cancer-generated revenues of $2.6 billion according to La Merie Business Intelligence, R&D Pipeline News, Top 20 Biologics 2009 (March 10, 2010). We have identified the anemia and hepatitis C markets as first priorities for applying the Biopump Platform Technology.

Examples of other conditions that may benefit from proteins produced and delivered by the Biopump Platform Technology are listed in the table below:

Condition	Protein therapy
Diabetes	Insulin
Obesity	Peptide YY3-36
Multiple sclerosis	IFN-|gb
Arthritis	IL-1Rα
Cancer recovery	G-CSF
Chronic pain	IL-10
Growth failure/muscular atrophy	hGH
Wound healing	PDGF-BB

The current standard platform for protein production and delivery which involves a highly complex and capital-intensive manufacturing process based on large-scale animal cell tissue culture and delivery in the form of frequent injections (due to the short half-life of recombinant proteins as described below). Protein manufacturing plants generally take several years and substantial capital to build, secure regulatory approvals and bring into production. Once produced, the protein is typically distributed to, and stocked in, pharmacies and physicians’ offices and administered by injection. Injections can be painful and costly and require frequent visits either by home healthcare nurses or to the doctor’s office. A treatment based on the administration of serial injections can suffer from poor patient compliance and, therefore, inadequate treatment can result.

As recombinant proteins are typically metabolized (i.e. broken down) by the body very quickly, they have a very short therapeutic life, ranging from a few minutes to a few hours. This means that, for many proteins, injections need to be taken at least once a week and often more frequently, to maintain concentration in the blood within the therapeutic window, i.e., above the minimum level required to be effective. It is widely known in the medical community that, below certain levels, the protein has no therapeutic effect. In order to keep protein levels in the blood above the minimum therapeutic level for as long as possible in between injections, large bolus injections are typically administered. Although this can extend the time before the protein levels in the blood drop below the minimum therapeutic level (undershoot), it also causes initial levels to rise to many times above the maximum desired level (overshoot). Current therapies produce extended periods of overshoot, which can cause significant side effects, followed by undershoot, which leaves the patient under treated until the next injection. In the case of EPO for treating anemia, the overshoot can cause stimulation of the lining of the blood vessels, raising the risks of hypertension and ebolic stroke, and in the case of IFN-α for treatment of hepatitis C, the overshoot typically causes serious flu-like symptoms with each injection, and can cause loss of white blood cells (neutropenia), depression, and other serious conditions.

Competition for Protein Therapy Market

Our industry is subject to rapid and intense technological change. We face, and will continue to face, intense competition from pharmaceutical, biopharmaceutical and biotechnology companies, as well as numerous academic and research institutions and governmental agencies engaged in activities related to the treatment of disease based on the protein therapeutics, both in the U. S. and abroad. Some of these competitors are pursuing the development of drugs and other therapies that target the same diseases and conditions that we are targeting with our product candidates.

Many of the companies competing against us have financial and other resources substantially greater than ours. In addition, many of our competitors have significantly greater experience in testing pharmaceutical and other therapeutic products, obtaining FDA and other regulatory approvals of products, and marketing and selling those products. Accordingly, our competitors may succeed more rapidly than us in obtaining FDA approval for products and achieving widespread market acceptance. If we obtain necessary regulatory approval and commence significant commercial sales of our products, we will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which we have limited or no commercial-scale experience.

Nearly all protein therapy currently utilizes recombinant protein delivered via serial bolus injections; however, there are many alternative ways to make protein and to deliver it. New ways to produce proteins are emerging, including production in plant cells, as well as generic production of off-patent proteins using more standard recombinant protein technology. However, we believe that each of these new production methods faces the same challenges of how to deliver the protein reliably in the intended therapeutic window over the required extended periods of treatment. We believe that the personal production of therapeutic protein inside a patient’s body as provided by Biopump Platform Technology has distinct advantages over the development of these new production methods.

There are also new methods for delivering protein from implanted slow-release depots, through the skin, through inhalation or through “smart pills” that evade the digestive track. However, these all face the common problem of who will supply the expensive protein to be delivered, which will still be produced in cells other than the tissue of the patient. Most of the alternatives to bolus injection are aimed at reducing the traditional patient resistance to injections; however, these alternatives to date do not adequately deal with the challenge of peaks and troughs in between each administration and the need for high patient compliance over an extended period to sustain therapeutic levels. Longer lasting versions of therapeutic protein have been achieved through alteration of the protein molecule itself and may offer the potential to reduce the number of injections, but still require administration every one-to-two weeks. These longer lasting versions of proteins remain expensive to produce and run the risk of prolonging the overdosing period resulting from any given injection. New molecules mimicking the action of proteins are showing promise in clinical testing, but are still only expected to extend the inter-injection period to up to four weeks, as compared to the Biopump’s potential to provide 6 months or more per treatment.

We face competition within protein therapeutics, directly from established competitors using alternative protein manufacturing and delivery methods for EPO and IFN-αto treat anemia and hepatitis C, respectively. Additionally, many of these competitors currently manufacture, or are developing, a wide array of proteins such as G-CSF and hGH — protein therapies that we intend to target with the Biopump Platform Technology in the future.

Business Strategy

During 2009 – 10, we transitioned our business from focusing solely on research and development and the initial clinical stage of our product candidates to seeking to develop the Biopump Platform Technology through both additional research and development and seeking partnerships and relationships with other pharmaceutical, medical device and healthcare companies that will provide funding and/or milestone payments. Our primary strategy is to complete development of the core elements of the Biopump Platform Technology and associated key devices, and to be able to apply them to different clinical indications. While this is proceeding, we intend to seek to enter into multiple licensing agreements for many different proteins and clinical indications using the same core Biopump Platform Technology. Our preferred approach is to develop the Biopump technology for a particular indication through proof of basic safety and efficacy in patients (phase I/II), and then to negotiate out-licensing agreements for the Biopump Platform Technology with appropriate strategic partners for such indication.

The demonstration of several months to over 24 months of sustained anemia treatment from a single administration of the EPODURE Biopump in patients with chronic kidney disease has shown that an appropriate administration of the EPODURE Biopump can provide sustained anemia therapy without any EPO injections and represents an unprecedented duration from a single treatment in patients — replacing scores of EPO injections. Assuming continued positive results in our trial, we intend to seek a strategic partner for the license of the EPODURE Biopump.

We anticipate taking a similar approach with our INFRADURE Biopump to treat hepatitis C. Subject to receipt of the required regulatory approvals, we intend to commence phase I/II clinical trials of the INFRADURE Biopump for the treatment of hepatitis C in patients prior to the end of 2011. Assuming receipt of successful initial results from such trials demonstrating proof of concept, we would then intend to seek a strategic partner for the license of the INFRADURE Biopump.

The approach of first demonstrating proof of concept in patients before partnering is not our only option. We were able to successfully enter into a development and option agreement with a major healthcare company in the field of hemophilia for the development of a Factor VIII Biopump for hemophilia. Prior to entering into such agreement, we had not begun to develop our HEMODURE Biopump and had no clinical results for such indication. However the sustained clinical results of our EPODURE Biopump, taken together with our prior production of IFN-α by INFRADURE Biopumps, supported the concept of the Biopump as a platform to potentially provide safe and sustained production and delivery of therapeutic protein on a continuous basis. This first deal has provided us to date with $3.9 million in research and development participation and standstill fees. We believe the Factor VIII Biopump deal structure provides a model for collaboration with strategic partners in completely new applications more generally, including a funding mechanism for proving feasibility of a new Biopump application before commencement of licensing negotiations. We are exploring opportunities utilizing this model for further interest in new applications using the Biopump platform. We may seek additional development deals with strategic partners for other clinical indications or proteins using Biopump Platform Technology before we have reached the phase I/II clinical trial stage for such indication or protein.

In addition to developing new protein applications of the Biopump, we are also planning for practical scale-up and commercial implementation of Biopump treatment technology. This includes automated Biopump processing technology utilizing low cost single-use sealed cassettes, in the context of regional or local Biopump processing centers capable of producing and storing Biopumps for hundreds or even thousands of patients per year, in a cost-effective manner. We intend to work with third-party engineering firms to design and develop a closed chamber system where each Biopump resides in its own sealed chamber. This is aimed to support manual GMP production of Biopumps by the end of 2011 for use in clinical studies in 2012. We are currently negotiating an agreement for such engineering services. Once developed, we plan to incorporate the chamber into a closed single use cassette for the Biopumps from the patient, to be processed by semi-automated processing stations which we anticipate to be ready for use before the end of 2013. The practical implementation of the Biopump system will take advantage of the robustness and stability of the MOs and Biopumps for practical logistical transport using standard shipping means, to enable local implementation of MO harvest from patients, and Biopump administration to patients, by their own local physicians. We do not currently plan to sell Biopump devices outside of partnering agreements. It is possible that we may produce the Biopump products internally and sell them to our future strategic partners, or we may license the technology to our future strategic partners to allow them to produce the Biopump products themselves.

As the Biopump processing center model evolves, a potential role has emerged for a manufacturing partner to set up and run Biopump processing centers, which would produce Biopumps, using scaled-up cost-effective devices and methods currently under preliminary development. Appropriate agreements could then be made with pharmaceutical or other commercial partners for harvesting MOs from, and administration of Biopumps to, patients in local medical centers. At least one major manufacturing company has expressed interest relating to this model, and we are exploring this route. This model can offer pharmaceutical partners the advantages of Biopump therapy in their market applications, building on their existing infrastructure for selling injected therapeutics, while sparing them the need to establish their own Biopump processing centers.

Regulatory Strategy

Our overall regulatory strategy is aligned with our business strategy of partnering with pharmaceutical, biotech, or medical companies to advance clinical development, request regulatory approvals, and eventually commercialize approved products. To that end, our strategy is to perform laboratory and animal feasibility studies and early clinical feasibility (phase I/II clinical trials) to demonstrate the potential of the Biopump application. Generally, a strategic partner is sought after sufficient Phase I/II data have been gathered to show proof of concept; however, as with hemophilia, we may reach feasibility or partnering agreements at an earlier stage, even before start of preclinical development. For most applications after the completion of phase I/II clinical trials, we would seek to continue clinical development through the product approval stage with a partner or collaborator who provides funding for the development. As a result, we would not be pursuing the regulatory process on our own. However, for some indications we may determine to conduct our own phase IIb clinical trial or even take a product candidate to final the product approval stage without a strategic partner. The general path towards regulatory approval of each Biopump product is:

1.	Select disease condition and protein therapeutic for application for FDA approval
2.	Conduct pre-pre-IND (Investigative New Drug application) meeting with FDA to clarify preclinical requirements and outline of the clinical protocol
3.	Collect preclinical data, and pursue either
a.	Non-U.S. phase I/II: obtain approval by Israeli Ministry of Health, or equivalent in other country
b.	U.S. phase I/II: present at pre-IND meeting, complete IND and obtain FDA approval to conduct Phase I/II for that selected disease condition
4.	Conduct the phase I/II study, with preference generally in Israel, where Medgenics can provide maximal support
5.	Submit IND for phase IIb in U.S. based on data of the phase I/II for the selected disease condition, supportive data from previous Biopump clinical trials, and preclinical and in vitro data
6.	Obtain IND approval, conduct phase IIb in U.S.
7.	Complete review, obtain IND to conduct phase III in U.S.
8.	Submit BLA (Biologic License Application) for product sales

We currently intend to take the EPODURE Biopump through these regulatory steps first, although we will continue to evaluate the results of our development of the INFRADURE Biopump and the Factor VIII Biopump and may seek to obtain regulatory approval of one of those product candidates first. We are also evaluating the possibility that the shortest path through regulatory approval for the first Biopump application could be to select a rare disease condition that has an orphan drug designation granted by the FDA, particularly for a life-threatening disease. In the United States, orphan drug designation is typically applied to diseases thought to affect less than 200,000 patients in the United States, and orphan drug status grants additional rights to approved products. We plan to identify especially rare diseases with orphan drug designation which we believe affect less than 10,000 people worldwide, which generally require fewer patients in clinical trials because of the small total number of patients involved. According to the National Organization of Rare Diseases, there are thousands of such diseases, and we are exploring the possible applications to identify those most promising for our Biopump technology. An initial approval of a Biopump product by the FDA will help establish the safety and effectiveness of Biopumps as treatment for chronic diseases. Future regulatory approvals of Biopumps for other disease conditions will still need to prove their safety and effectiveness in a clinical setting, but the general questions on the safety and practicality of Biopumps as a treatment modality will become less of an issue.

We are currently focused on seeking FDA approval initially as the U.S. market for therapeutic proteins is the largest. We also believe that the Biopump offers unique advantages addressing key issues of urgent importance in the U.S. market, such as cost-effectiveness, preventive treatment, and patient compliance. In preparation for our current clinical trial, we were guided by our regulatory advisors (which include former FDA officers), in coordination with FDA’s preclinical department in the design of the requisite preclinical testing for approval of the phase I/II EPODURE trial. The study itself was approved by Israel Ministry of Health, and has been performed in adherence with the International Conference on Harmonization (ICH) E6 Guidance for Clinical Practice. This is an international ethical and scientific standard for designing, conducting, recording and reporting clinical trials. The guidance defines unified standards for clinical data that will be acceptable to the EU, Japan and the U.S. We intend to conduct our future trials in such manner as well. It is anticipated that the phase I/II study will provide support for the registration process of EPODURE in the U.S., which will involve additional clinical trials leading up to approval for sale. We also intend to submit applications for other geographical markets.

We believe that the Biopump Platform Technology will be considered as a combination product by the FDA, being a combination of biological products and devices, with the primary mode of action being a biologic. Therefore, the CBER Center for Biologics Evaluation and Research (CBER) division of the FDA will lead the review of our product, with support from Center for Devices and Radiological Health (CDRH) for the device aspects of the Biopump product.

EPODURE Biopump Clinical Trials: Anemia in patients with chronic kidney disease (CKD)

During 2003 and 2004, we undertook a phase I clinical trial using a short acting version of the Biopump producing EPO. That short acting version utilized a first generation adenoviral vector to process the micro-organs into Biopumps to produce and deliver EPO in ten anemic patients. The results of that phase I clinical trial were reported in the peer reviewed publication “Blood” (the Journal of the American Society of Hematology) in October 2005:

“The results of this study represent proof of principle that the implantation of an autologous genetically modified tissue into human dermis could significantly and safely increase the level of secreted proteins in the serum of patients. Furthermore, the secreted protein induced a physiological effect by increasing the level of the reticulocyte count. The implantation and physiologic effects were not associated with any significant side effects associated with the experimental drug.” (We note that a number of the authors of such report were employees or consultants of our company and that, to date, no regulatory authority has reviewed or approved these statements.)

The first generation adenoviral vector used in the Biopumps tested in the phase I clinical trial contained a substantial number of viral genes in addition to the gene for EPO. Consequently, the transduced cells were capable of producing not only EPO but also viral proteins, which the report published in the “Blood” concluded were probably responsible for drawing the immune response against those cells thereby curtailing EPO delivery after ten to fourteen days. Having believed we proved the principle of the Biopump in the short-action phase I clinical trial, we then developed a non-immunogenic gutless (i.e. having none of its own genes) version of the adenoviral vector to produce the Biopumps which we believed was not likely to elicit an immune response in humans, and therefore, should be able to produce the therapeutic proteins over a sustained period in human patients. Utilizing the gutless adenoviral vector, we produced sustained-action Biopumps for two different applications: one producing EPO, and the other producing IFN-α. Each demonstrated continued protein production in the range of thousands of nanograms per day for six months in vitro. We now use the gutless adenoviral vector to produce the Biopumps used in our current phase I/II clinical trial of the EPODURE Biopump.

The current phase I/II clinical trial of the EPODURE Biopump for the treatment of chronic renal anemia was initially conducted at Hadassah Medical Center since September 2008 under approval of the Ethics Committee of Hadassah Medical Center and the Israel Ministry of Health. In April 2010 we received further approval to add an additional site of Tel Aviv Sourasky Medical Center to the clinical trial. The study is a Phase I – II, open label, dose escalation study, comprising three EPODURE sustained dosage groups of erythropoietin (EPO) (approximately 20, 40, and 60 IU/kg/day) for the treatment of anemia in chronic kidney disease patients (stage III – IV), starting with the lowest dose. These dose levels were selected to roughly correspond to the FDA recommended dosing range for injected EPO is from 50 to 150 IU/kg given three times per week, corresponding to 150 – 450 IU/kg per week, or 20 – 60 IU/kg per day.

In May 2010, we entered into an agreement with Hadasit Medical Research Services & Development Co. Ltd. (Hadasit) whereby Hadasit agreed to provide various services and materials in connection with our EPODURE phase I/II trial at the Hadassah Medical Center. In consideration for such services and materials, we pay a monthly fee of NIS 125,000 ($35,221 based on the exchange rate as of December 31, 2010), plus applicable VAT. Our agreement is due to expire in February 2011, although we anticipate extending this agreement until all patients in our trial have received their biopumps. In March 2010, we entered into an agreement with The Medical Research, Infrastructure and Health Services Fund of the Tel Aviv Medical Center (the Fund) whereby the Fund agreed to provide various services and materials in connection with the conduct of our EPODURE phase I/II trial at the Tel Aviv Sourasky Medical Center. In consideration for such services and materials, we pay a per patient fee of up to approximately $9,000 depending on the amount of services needed. The term of our agreement with the Fund continues through the conclusion of the EPODURE phase I/II trial. In the event that our agreement with the Fund were to terminate prematurely, we would seek an alternate site at which to conduct our trial which may result in delays in completion of the trial.

CKD patients diagnosed as having renal anemia (i.e., having insufficient hemoglobin levels associated with reduced production of EPO by the failing kidneys) are candidates for the study, whether the patient is already under treatment for the anemia by a regimen of EPO injections (EPO dependent), or has yet to commence such a treatment (EPO naïve). Each patient is treated with a group of his or her own subcutaneously implanted Biopumps that were measured before treatment to produce the requisite aggregate amount of EPO per day (20, 40, or 60 IU/kg) based on the patient’s weight. The intention is that by producing and delivering EPO continuously for months, the Biopumps will help stabilize the patients’ hemoglobin levels, and if the EPODURE Biopump dose is adequate for the patient’s specific needs, the hemoglobin level will also be maintained in the target range of 10 – 12 g/dl.

Under the approved protocol, ten dermis micro-organs are harvested from each patient by simple needle biopsy performed under local anesthesia using our proprietary device, the DermaVac, typically from the dermis of the abdomen. These tissues samples undergo a standardized, reproducible procedure over the course of two weeks to convert them into EPODURE Biopumps which each secrete a measured and sustained amount of EPO/day. A group of the patient’s Biopumps which together produce the dose of EPO required by the protocol is subsequently implanted back into the patient subcutaneously, again under local anesthesia.

As of the end of February 11, 2011, 14 patients had been treated: six at the low dose level of 20 IU/kg/day, seven at the mid-dose level of 40 IU/kg/day and one at the high-dose level of 60 IU/kg/day. The mid-dose was administered after submission and approval of a safety report on the first six patients treated at the low dose. Likewise, we commenced high-dose administration following review of mid-dose data and approval by the IRB of Tel Aviv Medical Center. No related adverse events have been reported for any of the treated patients, with the exception of minor, local subcutaneous hematoma (bleeding) seen at the harvest and implantation sites, as can be expected for any invasive procedures dealing with the skin. The hematoma was generally seen to clear up within several weeks for all patients treated. In addition, no immune response to the implanted Biopumps was reported. Because the protein secreted by the implanted Biopumps is the patient’s own naturally-produced human EPO and not a foreign substance, no adverse reaction was expected, and none has been noted. Evidence that the Biopumps were not rejected by the patients’ immune system is seen in the sustained elevation and maintenance of hemoglobin levels in most of the patients. All of the patient procedures have been well tolerated and no complaints of discomfort have been received.

For the patients that were not EPO naïve, their treating physicians discontinued EPO injections at least four weeks prior to the day of Biopump implantation, as required in the approved protocol.

In all treated patients, EPO levels were quickly elevated by 10 – 50 mU/ml above baseline with a generally larger net rise attained in proportion to the implanted dose and resulting in an increase in the number of new red blood cells (reticulocytes), showing that the EPODURE Biopump delivers active EPO into the patient’s serum a dose-dependent manner. However, the key result of clinical interest is the level of hemoglobin (Hb). In the six patients who received the low dose, the treatment was adequate to raise or maintain hemoglobin in the 10 – 12 g/dl range for at least several months. In six of the seven patients who received the mid-dose, hemoglobin has remained elevated above baseline for three to seven months and continuing, and the one high-dose patient is also showing initial rise in hemoglobin.

Clinical results so far, although in a limited number of patients, demonstrate that a single EPODURE Biopump treatment in the appropriate dose can help provide stable control of patients’ hemoglobin level over several months without EPO injections.

As further positive results are collected in the phase I/II clinical trial, we intend to arrange a pre-IND meeting with the FDA during 2011, intended to confirm the remaining steps to be completed to obtain IND for a multi-center phase IIb clinical trial. Our regulatory advisors have advised that we use the safety and efficacy data from the phase I/II clinical trial as part of the IND application to the FDA for Phase IIb. We do not currently contemplate moving directly to a phase III clinical trial following the phase I/II clinical trial, preferring first to ensure the reliable implementation of the full method at widely dispersed centers.

We believe that the phase IIb clinical trial would likely involve 60 to 120 patients, and seek to reproduce similar results to the phase I/II clinical trial in multiple centers (and in more patients), and further seek to test:

•	reliable preparation of Biopumps processed in sealed cassettes;
•	titration of the administered dose as needed to reach the desired therapeutic effect in each patient, like in intended clinical use, whether increasing dose by addition of further Biopumps, or reducing it via ablation of one of more of those implanted;
•	demonstration of same or better maintenance of hemoglobin within specified range; and
•	fewer interventions during the specified time interval (currently planning for six-month duration).

Initial discussions with our regulatory advisers indicate it is possible that following successful demonstration of these points in 60 – 120 patients in the phase IIb clinical trial, such trial could be converted into a broader pivotal phase III clinical trial for product approval. More than one major U.S. clinical site has asked to take part in the planned phase IIb clinical trial, with costs estimated in the $6 – 10m range. With sufficient funding, we could perform the phase IIb clinical trial on our own, or alternatively, if agreement is reached with an appropriate strategic partner as more of the Phase I/II data comes in, the phase IIb clinical trial could be conducted with such partner under that agreement.

It is important to note that the phase I clinical trial and the phase I/II clinical trial both involved manually processing the MOs into Biopumps, while maintaining them using open incubation wells in GMP (good manufacturing practices) quality clean rooms. This approach results in a much higher cost of processing as compared to the eventual commercial method anticipated, in which processing is to be performed by semi-automated Bioreactors using sealed cassettes. The limited availability of such facilities and the high levels of expertise required to manually produce Biopumps in accordance with strict GMP standards would limit the practical ability to perform clinical trials in multiple centers. The GMP clean rooms are required to prevent accidental agent introduction and cross contamination in the phase I/II clinical trial and ensure accurate results are obtained. This is acceptable for purposes of proving the Biopump concept and early clinical trials, but for larger clinical trials and for commercial implementation, an automated processing system using closed cassettes is to be developed. We are actively working on the design and development of a closed cassette and bioprocessing system for use in clinical trials, and in scale-up for future commercial use.

We are hopeful that if the phase IIb study produces the anticipated results, a phase III pivotal clinical trial for product approval will probably involve hundreds of patients at multiple centers, and would aim to use a version of the automatic processor and sealed cassettes which is similar to that intended for commercial use. A phase III clinical trial would likely include study of the long-term treatment and follow-up of patients on therapy (potentially including those who were part of the phase I/II clinical trial). We are hopeful that if the Phase IIb study will produce the anticipated results, FDA will agree that any large scale follow-up study would be performed as part of phase IV post-marketing.

Patient recruitment is often a significant challenge for many clinical trials, and we have experienced significant difficulty to date in finding and recruiting sufficient appropriate patients for our EPODURE phase I/II anemia study in Israel. We cannot determine whether this is due to the particular healthcare economics and clinical management practice in Israel, or to other factors, and we are hoping this will improve in future trials that we may conduct in Israel or elsewhere.

Intellectual Property

Our goal is to obtain, maintain and enforce patent and trademark protection for our products, processes, methods and other proprietary technologies of the Biopump Platform Technology, and preserve our trade secrets both in the United States and in other countries. Our policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for our Biopump Platform Technology through a combination of contractual arrangements, trade secrets, patents and trademarks, both in the U.S. and elsewhere in the world.

We also depend upon the skills, knowledge and experience of our scientific and technical personnel, as well as that of our advisors, consultants and other contractors, none of which is patentable. To help protect our proprietary knowledge and experience that is not patentable, and for inventions for which patents may be difficult to enforce, we rely on trade secret protection and confidentiality agreements with our employees, consultants, vendors, collaborators, advisors, customers and other third parties to protect our interests. To this end, we require all employees, consultants, advisors and other contractors to enter into confidentiality agreements, which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business.

Our ability to compete and maintain profitability depends in part, on our ability to enforce our intellectual property rights and operating without infringing the intellectual property of others and our ability to enforce our licenses. Our business could be materially harmed and we could be subject to liabilities because of lawsuits brought by others against our licensors and licensees with whom with have a strategic alliance.

Our existing owned and licensed patent portfolio currently contains 22 issued and 55 pending patents. Applications for patents, and other intellectual property rights capable of being registered have been, and will be, filed in certain key jurisdictions.

Our licensed and owned patent portfolio covers the key elements of the Biopump Platform Technology, ranging from tissue engineering to device implementation and systematic treatment. Our patent portfolio includes our proprietary dermal genetically modified micro-organ biopump, which includes the EPODURE Biopump, the INFRADURE Biopump, the HEMODURE Biopump and production, processing, implantation and the tools designed for use in the Biopump procedure.

Many of the patent and patent applications pertaining to the Biopump Platform Technology are licensed under an exclusive, worldwide license from Yissum and variants of Factor VIII are licensed from University of Michigan. The patent portfolio at the date of this prospectus is comprised of the following issued and pending patents:

Type	Number	Jurisdiction	Owner/Licensee status
Issued patent	1	US	Yissum*
Issued patent	2	US	University of Michigan
Issued patent	4	Korea, Singapore, India and Australia	Yissum*
Issued patent	5	Great Britain, France, Canada, Japan and Germany	University of Michigan
Issued patent	1	US	Medgenics
Issued patent	9	Non-US**	Medgenics
Patent application	4	US	Yissum*
Patent application	13	Non-US**	Yissum*
Patent application	4	US	University of Michigan*
Patent application	1	Non-US**	University of Michigan*
Patent application	5	US	Medgenics
Patent application	28	Non-US**	Medgenics

*	licensed exclusively (within the defined scope) to us.
**	Variously, Patent Co-operation Treaty signatory States, European Patent Organization member States, Peoples’ Republic of China, Singapore, India, Australia, Canada, Japan, Israel and/or South Korea.

There can be no assurance that the pending applications will result in patents ultimately being issued.

We have accumulated trade secrets and expertise in developing our technology and processes. As well as seeking patent registration protection where appropriate, we seek to protect this expertise and our trade secrets through a combination of copyright protection and contractual provisions with third parties, including contractors and employees. We will continue to take all appropriate steps to protect our intellectual property, including maintaining an active program for patent protection for novel elements in the development of our products and technology.

Licenses

Yissum license

The licensing arrangements with Yissum formally commenced in 2000 and have since been replaced by the current arrangements prescribed by the License Agreement, which was entered into on November 23, 2005. The License Agreement is for a term that expires on the later of:

•	20 years from the date of making the first commercial sale of any product utilizing Yissum’s technology under the License Agreement; and
•	the expiration of the last Yissum patent licensed to Medgenics, which is expected to be approximately July 2022.

The scope of the License Agreement includes the exploitation of MO and MO technologies in the development and implementation of gene therapy for use in the prevention, treatment and diagnosis (or curing) of disease and for producing recombinant proteins or nucleic acids for therapeutic applications. Under the License Agreement, we agreed to pay Yissum the following amounts:

(a)	three fixed installments measured by reference to investment made in our company, as follows:
1st installment —	$50,000 shall be paid when the cumulative investments in our company by any third party or parties, from May 23, 2005, amount to at least $3 million which was paid in 2007.
2nd installment —	Additional $150,000 shall be paid when the cumulative investments in our company by any third party or parties, from May 23, 2005, amount to at least $12 million which was accrued as of December 31, 2009 and paid in 2010.
3rd installment —	Additional $200,000 shall be paid when the cumulative investments in our company by any third party or parties, from May 23, 2005, amount to at least $18 million. This third installment will be triggered by the closing of this offering and therefore the impact has been included in the pro forma adjustments.
(b)	royalties at a rate of 5% of net sales of the product; and
(c)	sub-license fees at a rate of 9% of sublicense considerations.

The License Agreement provides that our total aggregate payment of royalties and sub-license fees to Yissum shall not exceed $10,000.

The License Agreement requires that we reimburse Yissum for the costs and expenses of prosecuting the pending patent applications and of maintaining all registered patents licensed to us. If, however, for reasonable commercial considerations, we decide that we do not wish to fund the registration or maintenance of a patent in a certain state or country and Yissum applies for, registers or maintains a patent covered by the License Agreement in that state or country at its own cost, the patent license with respect to that state or country will revert to Yissum and be capable of being licensed to a third party or exploited by Yissum. In addition, if the License Agreement ends or is terminated for any reason, all rights in the Yissum patents will revert to Yissum.

BCM license

We also have licensed from Baylor College of Medicine (BCM) the non-exclusive right to use technology developed by BCM in producing the HDAd (gutless adenoviral vector). Under the BCM License, we agreed to pay the following amounts:

(a)	a one time, non-refundable license fee of $25,000 which was paid in 2007;
(b)	an annual non-refundable maintenance fee of $20,000;

(c)	a one-time milestone payment of $75,000 upon FDA clearance or equivalent of clearance for therapeutic use; and
(d)	$25,000 upon our execution of any sub-licenses in respect of the BCM technology.

The BCM license commenced on January 25, 2007 (and references collaboration agreements between us and BCM dated January 25, 2006 and April 6, 2006). The license expires on the first date following the tenth anniversary of our first commercial sale of products incorporating the BCM licensed technology. After the license expires, we will have a perpetual, non-exclusive, royalty free license to the licensed BCM technology. If the BCM license is terminated, the rights to the licensed technology (except our developed technology) will revert to BCM.

University of Michigan license

We have entered into a worldwide exclusive license to certain patents relating to variants of Factor VIII for use in ex vivo introduction of genes into cells or tissue intended to be administered to subjects for therapeutic use through a license granted by University of Michigan. The University of Michigan license agreement contains an annual license fee, milestone payments, royalties and sublicense fees as follows:

(a)	an initial license fee of $25,000 payable to University of Michigan;
(b)	An annual license fee in arrears of $10,000 rising to $50,000 following the grant by us of a sublicense or (if sooner) from the sixth anniversary of the license agreement;
(c)	Staged milestone payments of $750,000 (in aggregate), of which $400,000 will be recoupable against royalties;
(d)	Royalties at an initial rate of 5% of net sales, reducing by a percentage point at predetermined thresholds to 2% upon cumulative net sales exceeding $50 million; and
(e)	Sublicense fees at an initial rate of 6% of sublicensing revenues, reducing by a percentage point at predetermined thresholds to 4% upon cumulative sublicensing revenues exceeding $50 million.

The University of Michigan license agreement expires upon the expiration of the last patent licensed to expire, which is expected to be approximately June 30, 2026.

We are required to use commercially reasonable efforts to bring a product utilizing one or more of the licensed patents to market to commercial use through a commercially reasonable and diligent program and to continue active, diligent efforts during the term of the University of Michigan license agreement. The license agreement also requires that we reimburse University of Michigan for 50% of the costs and expenses of prosecuting the pending patent applications and of maintaining all registered patents licensed to us. If we fail to make the payments due or otherwise breach our obligations under the University of Michigan license agreement, University of Michigan would have the right to terminate the license agreement and our right to use the patents would end.

Trademarks

Certain of the names utilized for our products and tools are the subject of trademark applications in certain jurisdictions, though the final choice of name for products and tools has not yet been made and will be subject to marketing considerations and other factors. We do not currently have trademark protection in any jurisdiction for the names Biopump, EPODURE, INFRADURE, HEMODURE or DermaVac. We have not currently made any trademark applications for such names and have been contacted by a third party regarding the use of that party’s Biopump trademark which we believe is inapplicable to our Biopump.

Legal Proceedings

We are not currently a party to any material legal proceedings.

Government Regulation

General

The production, distribution, and marketing of products employing our technology, and our development activities, are subject to extensive governmental regulation in the United States and in other countries. In the

United States, our products are regulated as biologics and medical devices and are subject to the Federal Food, Drug, and Cosmetic Act, as amended, and the regulations of the FDA, as well as to other federal, state, and local statutes and regulations. These laws, and similar laws outside the United States, govern the clinical and preclinical testing, manufacture, safety, effectiveness, approval, labeling, distribution, sale, import, export, storage, record-keeping, reporting, advertising, and promotion of our products. Product development and approval within this regulatory framework, if successful, will take many years and involve the expenditure of substantial resources. Violations of regulatory requirements at any stage may result in various adverse consequences, including the FDA’s and other health authorities’ delay in approving or refusal to approve a product. Violations of regulatory requirements also may result in enforcement actions.

The following paragraphs provide further information on certain legal and regulatory issues with a particular potential to affect our operations or future marketing of products employing its technology.

Research, Development, and Product Approval Process in the United States

We believe thatthe Biopump Platform Technology will be considered combination product by the FDA because it will consider the product to combine two regulated components: a medical device and a biological product. The FDA regulatory center which has primary jurisdiction over a combination product is determined by the combination product’s “primary mode of action,” i.e., the single mode of action that provides the most important therapeutic action. We believe the most important therapeutic action is provided by the biological product(s), so that FDA’s Center for Biologics Evaluation and Research (CBER) will lead the review of our product, with consultation from the Center for Devices and Radiological Health (CDRH) for the device aspects of the Biopump product. We also believe combination products like this are likely to be evaluated under a biological license application (BLA) if and when it is submitted for approval, although it is possible that FDA might require a different approach. But at this time, we believe that it is likely the research, development, and approval process for our product is likely to take a path that is usually followed for therapeutic biologicals.

The research, development, and approval process in the United States is intensive and rigorous and generally takes many years to complete. Also, there is no guarantee that a product approval will ultimately be obtained. The typical process required by the FDA before a therapeutic biological may be marketed in the United States includes:

•	Preclinical laboratory and animal tests performed under the FDA’s, usually in compliance with FDA’s Good Laboratory Practices (GLP) regulations;
•	Submissions to the FDA of an Investigational New Drug (IND) application, which must become effective before clinical trials may commence in the United States;
•	Preliminary clinical studies to evaluate the drug’s safety and effectiveness for its intended uses under an IND, if conducted in the United States;
•	FDA review of whether the facility in which the product is manufactured, processed, packed, or held meets standards designed to assure the product’s continued quality;
•	Submission of a marketing application to FDA; and
•	Approval of the marketing application by the FDA.

During preclinical testing, studies are performed with product candidate or related formulations. These studies must generally meet GLP requirements to be considered valid by FDA. Biological testing is typically done in animal models to demonstrate the activity of the compound against the targeted disease or condition and to assess the effects of the new product candidate on various organ systems, as well as its relative therapeutic effectiveness and safety.

An IND application must be submitted to the FDA and become effective before studies in humans (i.e., clinical trials) in the U.S. may commence. FDA will consider, among other things, the safety of allowing studies proposed under the IND to proceed. Support for the IND can include preclinical study results as well as relevant human experience. Some human experience might be provided from foreign clinical trials that were not conducted under an IND. FDA will accept as possible support for an IND a well-designed and well-conducted foreign clinical trial if it was (1) conducted in accordance with good clinical practice (GCP), including review and approval (or provision of a favorable opinion) by an independent ethics committee (IEC) before initiating a study, continuing review of an ongoing study by an IEC, and compliance with informed consent principles, and (2) FDA is able to validate the data from the study through an onsite inspection if the agency deems it necessary.

Clinical trial programs generally follow a three-phase process. Typically, Phase I studies are conducted in small numbers of healthy volunteers or, on occasion, in patients afflicted with the target disease. Phase I studies are conducted primarily to determine the metabolic and pharmacological action of the product candidate in humans and the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness. In Phase II, studies are generally conducted in larger groups of patients having the target disease or condition in order to validate clinical endpoints, and to obtain preliminary data on the effectiveness of the product candidate and optimal dosing. This phase also helps determine further the safety profile of the product candidate. In Phase III, large-scale clinical trials are generally conducted in patients having the target disease or condition to establish the effectiveness, and support the safety, of the product candidate.

In the case of products for certain serious or life-threatening diseases, the initial human testing is sometimes done in patients with the disease rather than in healthy volunteers. Because these patients are already afflicted with the target disease or condition, it is possible that such studies will also provide results traditionally obtained in Phase II studies. These studies are often referred to as “Phase I/II” studies. However even if patients participate in initial human testing and a Phase I/II study carried out, the sponsor is still responsible for obtaining all the data usually obtained in both Phase I and Phase II studies.

United States law requires that studies conducted to support approval for product marketing be “adequate and well controlled.” Usually this means, among other things, that either a placebo or a product already approved for the treatment of the disease or condition under study must be used as a reference control, although other kinds of controls are sometimes used as well. Studies must also be conducted in compliance with GCP requirements, including informed consent requirements. In addition, with certain exceptions, sponsors of clinical trials are required to register clinical trials, and disclose clinical trial information, for posting on the publicly-available clinicaltrials.gov website.

The clinical trial process can potentially take several years to complete. Also, FDA may prevent clinical trials from beginning. or may place clinical trials on hold at any point in this process if, among other reasons, it concludes that study subjects are being exposed to an unacceptable health risk. Trials in the U.S. involving human subjects are also subject to advance approval and oversight by Institutional Review Boards (IRBs), and IRBs have the authority to request modifications to a clinical trial protocol and to suspend or terminate its approval of a protocol if a clinical trial is not being conducted in accordance with the IRB’s requirements or where there is unexpected serious harm to subjects. Side effects or adverse events that are reported during clinical trials can potentially delay or impede, or prevent continued research and development.

Also, FDA places certain restrictions on the use of foreign clinical data that are intended to be relied on as the sole basis for approval. A marketing application based solely on foreign clinical data meeting U.S. criteria for marketing approval may be approved only if (1) the foreign data are applicable to the U.S. population and U.S. medical practice; (2) the studies have been performed by clinical investigators of recognized competence; and (3) the data may be considered valid without the need for an on-site inspection by FDA or, if FDA considers such an inspection to be necessary, FDA is able to validate the data through an on-site inspection or other appropriate means.

Following the completion of the clinical trial program for the product a Biologic License Application (BLA) must be submitted by the applicant, and approved by FDA, before commercial marketing of the product may begin in the United States. The BLA must include a substantial amount of data and other information concerning the safety and effectiveness of the product from laboratory, animal, and clinical testing, as well as data and information on manufacturing, product quality and stability, and proposed product labeling. Also, each domestic and foreign manufacturing establishment, including any contract manufacturers we may decide to use, must be listed in the BLA and must be registered with the FDA. The BLA must usually be accompanied by an application fee, although certain deferral, waivers, and reductions may be available, e.g., for a small business submitting its first BLA. For fiscal year 2010, a BLA application fee was $1,405,500.

There are regulatory mechanisms which might potentially be speed the development and approval process certain kinds of products. These mechanisms are Fast Track, Accelerated Approval, and Priority Review.

•	Fast Track is a process designed to facilitate the development, and expedite the review of biological products to treat serious diseases and fill an unmet medical need by providing (1) more frequent meetings with FDA to discuss product development, (2) more frequent written correspondence from FDA about such things as the design of the proposed clinical trials, (3) eligibility for Accelerated Approval, and (4) Rolling Review, allowing a company to submit sections of its application for review by FDA, rather than waiting until every section of the application is completed before the entire application can be submitted for review.
•	Accelerated Approval allows earlier approval of biological products to treat serious diseases, and that fill an unmet medical need based on a surrogate endpoint, which can potentially reduce the time needed to conduct trials. Where the FDA approves a product on the basis of a surrogate marker, it requires the sponsor to perform post-approval, studies as a condition of approval, and may withdraw approval if post-approval studies do not confirm the intended clinical benefit or safety of the product. Special rules would also apply to the submission to the FDA of advertising and promotional materials prior to use.
•	Priority Review designation is given to biological products that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A Priority Review means that the time it takes FDA to review an application is reduced. The goal for completing a Priority Review is six months. Priority Reviewstatus can apply both to products that are used to treat serious diseases and to products for less serious illnesses.

We cannot know for sure whether FDA would allow the company to take advantage of any of these mechanisms in developing its products.

Each BLA submitted for FDA approval is usually reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application. If deemed complete, the FDA will “file” the BLA, and do its substantive review of the application. The FDA can refuse to file a BLA that it deems incomplete or not properly reviewable. An applicant can then either request that the BLA be filed over FDA’s protest, amend the application to address the deficiencies FDA has alleged and resubmit it, or not pursue the application.

The FDA’s performance goals for reviewing of BLAs are six months from submission for BLAs that FDA designates as priority applications and 10 months from submission for standard applications. However, the FDA is not legally required to complete its review within these periods and these performance goals may change over time. Moreover, the outcome of the review, even if generally favorable, can often be a “complete response” letter that describes additional work that must be done before the application can be approved. This work can sometimes be substantial. Also, even if the FDA approves a product, it may limit the approved therapeutic uses for the product through indications and usage statements it allows to be approved in the product labeling, require that warning statements be included in the product labeling, require that additional studies be conducted following approval as a condition of the approval, impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk evaluation and mitigation strategy (REMS), or otherwise limit the scope of any approval. Also, before any approval, facilities which are manufacturing the product must generally pass an FDA inspection.

Overall research, development, and approval times depend on a number of factors, including the period of review at FDA, the number of questions posed by the FDA during review, how long it takes to respond to the FDA’s questions, the severity or life threatening nature of the disease in question, the availability of alternative treatments, the ability to take advantage of mechanisms that might facilitate development and FDA review of a product, the availability of clinical investigators and eligible patients, the rate of enrollment of patients in clinical trials, and the risks and benefits demonstrated in the clinical trials.

In addition there are some other issues regarding our products which might be important to the research, development, and approval. Manufacturing issues regarding biological products can be particularly complex. Also the Biopump Platform Technology presents a somewhat different situation than those FDA of deals with, i.e., a situation in which a biological therapeutic is manufactured at one or a few sites. Also, because the product will probably be considered a combination product with a device product component, there are potentially device-related manufacturing and other compliance issues (e.g., adverse event reporting) which might be implicated by the product. These issues may increase the complexity of circumstances the company faces with FDA.

Post-Approval Requirements

Any products for which we receive FDA approvals will be subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. Furthermore, product manufacturers must continue to comply with cGMP requirements, which are extensive and require considerable time, resources and ongoing investment to ensure compliance. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Manufacturers and other entities involved in the manufacturing and distribution of an approved biological or medical device product are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. The cGMP requirements apply to all stages of the manufacturing process, including the production, processing, sterilization, packaging, labeling, storage and shipment of the product. Manufacturers must establish validated systems to ensure that products meet specifications and regulatory standards, and test each product batch or lot prior to its release.

Manufacturers of biological products must also report to the FDA any deviations from cGMP that may affect the safety, purity or potency of a distributed product; or any unexpected or unforeseeable event that may affect the safety, purity or potency of a distributed product. The regulations also require investigation and correction of any deviations from cGMP and impose documentation requirements.

We might rely on third parties for the production of our products. Future FDA and state inspections may identify compliance issues at the facilities of contract manufacturers may disrupt production or distribution or may require substantial resources to correct.

The FDA may withdraw a product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Furthermore, the failure to maintain compliance with regulatory requirements may result in administrative or judicial actions, such as fines, warning letters, holds on clinical studies, product recalls or seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions or civil or criminal penalties.

In addition, from time to time, new legislation is enacted that can significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA.In addition to new legislation, FDA regulations and policies are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative or FDA regulation or policy changes will be enacted or implemented and what the impact of such changes, if any, may be.

Orphan Drugs

Under the Orphan Drug Act, special incentives exist for companies to develop products for rare diseases or conditions, which are defined to include those diseases or conditions that affect fewer than 200,000 people in the United States. Companies may request that the FDA grant an orphan drug designation prior to approval. Products designated as orphan drugs are eligible for special grant funding for research and development, FDA assistance with the review of clinical trial protocols, potential tax credits for research, reduced filing fees for marketing applications, and a special seven-year period of market exclusivity after marketing approval. Orphan Drug exclusivity prevents FDA approval of applications by others for the same drug and the designated orphan disease or condition. The FDA may approve a subsequent application from another entity if the FDA determines that the application is for a different drug or different use, or if the FDA determines that the subsequent product is clinically superior, or that the holder of the initial orphan drug approval cannot assure the availability of sufficient quantities of the drug to meet the public’s need. A grant of an orphan designation is not a guarantee that a product will be approved. If a sponsor receives orphan drug exclusivity upon approval, there can be no assurance that the exclusivity will prevent another entity or a similar product from receiving approval for the same or other uses.

Biosimilars

The Biologics Price Competition and Innovation Act (BPCIA) was enacted in 2010 as part of the Patient Protection and Affordable Care Act of 2009. The BPCIA authorizes the U.S. Food and Drug Administration (“FDA”) to approve applications for products that can demonstrate that they are “biosimilar” to reference products previously approved under Biologic License Applications (BLAs). However, the FDA may not approve an application for a biosimilar product until at least twelve (12) years after the date on which the BLA for the reference product was approved.

United States Fraud and Abuse Laws

Anti-Kickback Statute and HIPAA Criminal Laws

We are subject to various federal and state laws pertaining to health care “fraud and abuse.” The federal Anti-Kickback Statute makes it illegal for any person, including a pharmaceutical, biologic, or medical device company (or a party acting on its behalf), to knowingly and willfully solicit, offer, receive or pay any remuneration, directly or indirectly, in exchange for, or to induce, the referral of business, including the purchase, order or prescription of a particular item or service, or arranging for the purchase, ordering, or prescription of a particular item or service for which payment may be made under federal healthcare programs such as Medicare and Medicaid. In 1996, under the Health Insurance Portability and Accountability Act (HIPAA), the Anti-Kickback Statute was expanded to be made applicable to most federal and state-funded health care programs. The definition of “remuneration” has been broadly interpreted to include any item or service of value, including but not limited to gifts, discounts, the furnishing of free supplies or equipment, commercially unreasonable credit arrangements, cash payments, waivers of payments or providing anything at less than its fair market value. Several courts have interpreted the Anti-Kickback Statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of business reimbursable by a federal healthcare program, the statute has been violated. Penalties for violations include criminal penalties, civil sanctions and administrative actions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federally-funded healthcare programs. In addition, some kickback allegations have been held to violate the federal False Claims Act, which is discussed in more detail below.

The federal Anti-Kickback Statute is broad and prohibits many arrangements and practices that may be lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous and beneficial arrangements, Congress created several exceptions in the Social Security Act and has authorized the U.S. Department of Health and Human Services (HHS) to publish regulatory “safe harbors” that exempt certain practices from enforcement action under the Anti-Kickback Statute prohibitions. For example, there are safe harbors available for certain discounts to purchasers, personal services arrangements and various other types of arrangements. However, safe harbor protection is only available for transactions that satisfy all of the narrowly defined safe harbor provisions applicable to the particular remunerative relationship. We seek to comply with such safe harbors whenever possible. Conduct and business arrangements that do not strictly comply with all the provisions of an applicable safe harbor, while not necessarily illegal, face an increased risk of scrutiny by government enforcement authorities and an ongoing risk of prosecution.

In addition, many states have adopted laws similar to the federal Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare services reimbursed by any third-party payor, not only the Medicare and Medicaid programs or other governmental payors. At least one state, California, also has adopted a law requiring pharmaceutical companies to implement compliance programs to prevent and deter conduct that may violate fraud and abuse laws that comply with the voluntary industry guidelines and the Office of Inspector General (OIG) compliance guidance. While we believe we have structured our business arrangements to comply with these laws, it is possible that the government could find that such arrangements violate these laws, which could have a material adverse effect on our business, results of operations and financial condition.

HIPAA created two new federal crimes: health care fraud and false statements relating to health care matters. The health care fraud statute prohibits knowingly and willfully executing a scheme to defraud any health care benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from federal and state health care programs such as Medicare and Medicaid. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment. Additionally, HIPAA granted expanded enforcement authority to HHS and the U.S. Department of Justice (DOJ) and provided enhanced resources to support the activities and responsibilities of the OIG and DOJ by authorizing large increases in funding for investigating fraud and abuse violations relating to health care delivery and payment.

False Claims Laws

Pursuant to various federal and state false claims laws, the submission of false or fraudulent claims for payment may lead to civil money penalties, criminal fines and imprisonment, and/or exclusion from participation in Medicare, Medicaid and other federally funded health care programs. These false claims statutes include the federal False Claims Act, which allows the federal government or private individuals to bring suit alleging that an entity or person knowingly submitted (or caused another person or entity to submit or conspired to submit) a false or fraudulent claim for payment to the federal government or knowingly used (or caused to be used) a false record or statement to obtain payment from the federal government. The federal False Claims Act may also be violated if a person files a false statement in order to reduce, avoid, or conceal an obligation to pay money to the federal government, or engages in conduct that may violate the Anti-Kickback Statute. Several pharmaceutical and medical device companies have settled claims based on the federal False Claims Act for conduct involving, among other examples, providing free product to purchasers with the exception that federally-funded health programs would be billed for the product, or instances in which a manufacturer has marketed its product for unapproved and non-reimbursable purposes. A person who files suit may be able to share in amounts recovered by the government in connection with such suits. Such suits, known as qui tam actions, have increased significantly in recent years and have increased the risk that a health care company will have to defend a false claims action, enter into settlements that may include corporate integrity agreements requiring disclosures to the federal government, pay fines or be excluded from the Medicare and/or Medicaid programs as a result of an investigation arising out of such an action. The scope of the federal false Claims Act was significantly expanded in both the Fraud Enforcement and Recovery Act of 2009, Pub. L. No. 111-21 (2009), and in the Patient Protection and Affordable Care Act of 2010, Pub. L. No. 111-148 (2010). In addition, a number of states have enacted similar laws prohibiting the submission of false or fraudulent claims to a state government. We are not aware of any qui tam actions pending against us. However, no assurance can be given that such actions may not be filed against us in the future, or that any non-compliance with such laws would not have a material adverse effect on our business, results of operations and financial condition.

The foregoing description of laws and regulations affecting health care companies is not meant to be an all-inclusive discussion of aspects of federal and state fraud and abuse laws that may affect our business, results of operations and financial condition. Health care companies operate in a complicated regulatory environment. These or other statutory or regulatory initiatives may affect our revenues or operations. No assurance can be given that our practices, if reviewed, would be found to be in compliance with applicable fraud and abuse laws (including false claims laws and anti-kickback prohibitions), as such laws ultimately may be interpreted, or that any non-compliance with such laws or government investigations of alleged non-compliance with such laws would not have a material adverse effect on our business, results of operations and financial condition.

Other United States Regulatory Requirements

In the United States, the research, manufacturing, distribution, sale, and promotion of drug and biological products are subject to regulation by various federal, state, and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), other divisions of the United States Department of Health and Human Services (e.g., the Office of Inspector General), the United States Department of Justice and individual United States Attorney offices within the Department of Justice, and state and local governments. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992, each as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection, unfair competition, and other laws. In addition, we may be subject to federal and state laws requiring the disclosure of financial arrangements with health care professionals.

Moreover, we may become subject to additional federal, state, and local laws, regulations, and policies relating to safe working conditions, laboratory practices, the experimental use of animals, and/or the use, storage, handling, transportation, and disposal of human tissue, waste, and hazardous substances, including radioactive and toxic materials and infectious disease agents used in conjunction with our research work.

Foreign Regulatory Requirements

We may be subject to widely varying foreign regulations, which may be quite different from those of the FDA, governing clinical trials, manufacture, product registration and approval, and pharmaceutical sales. Whether or not FDA approval has been obtained, we must obtain a separate approval for a product by the comparable regulatory authorities of foreign countries prior to the commencement of product marketing in these countries. In certain countries, regulatory authorities also establish pricing and reimbursement criteria. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval.

Reimbursement and Pricing Controls

In many of the markets where we or our collaborative partners would commercialize a product following regulatory approval, the prices of pharmaceutical products are subject, by law, to direct price controls and to drug reimbursement programs with varying price control mechanisms. Public and private health care payors control costs and influence drug pricing through a variety of mechanisms, including the setting of reimbursement amounts for drugs and biological products covered by Medicare Part B based on their Average Sales Prices calculated by manufacturers in accordance with the Medicare Prescription Drug, Improvement, and Modernization Act, as amended, through negotiating discounts with the manufacturers, and through the use of tiered formularies and other mechanisms that provide preferential access to certain drugs over others within a therapeutic class. Payors also set other criteria to govern the uses of a drug that will be deemed medically appropriate and therefore reimbursed or otherwise covered. In particular, many public and private health care payors limit reimbursement and coverage to the uses of a drug that are either approved by the FDA or that are supported by other appropriate evidence (for example, published medical literature) and appear in a recognized drug compendium. Drug compendia are publications that summarize the available medical evidence for particular drug products and identify which uses of a drug are supported or not supported by the available evidence, whether or not such uses have been approved by the FDA. For example, in the case of Medicare coverage for physician-administered oncology drugs, the Omnibus Budget Reconciliation Act of 1993, with certain exceptions, prohibits Medicare carriers from refusing to cover unapproved uses of an FDA-approved drug if the unapproved use is supposed by one or more citations in the

American Hospital Formulary Service Drug Information the American Medical Association Drug Evaluations, or the United States Pharmacopoeia Drug Information. Another commonly cited compendium, for example under Medicaid, is the DRUGDEX Information System.

Employees

We currently employ 21 full-time and 3 part-time employees. None of our employees is represented by a labor union and we have not experienced any strikes or work stoppages. While none of our employees are party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees by order the Israel Ministry of Labor. Such orders are part of the employment related laws and regulations which apply to our employees and set certain mandatory terms of employment. Such mandatory terms of employment primarily concern the length of the workday, minimum daily wages, pension plan benefits for all employees, insurance for work-related accidents, procedures for dismissal of employees, severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums. We believe our relations with our employees are good.

Facilities

All of the work carried out by our employees (excluding Directors) is undertaken in Israel, in leased space of 6700 sq. ft. located at Turag House, Misgav Business Center (Teradion), D.N. Misgav, Israel.

In addition, we enjoy the non-exclusive use of certain office and related facilities at 8000 Towers Crescent Drive, Suite 1300, Vienna, Virginia 22182. These offices are leased by Windy City, Inc. a Delaware corporation in which Joel Kanter (one of our Directors) is interested and of which he is a director. We do not currently pay any rent for such use but, from time to time, reimburse Windy City, Inc. for any costs or expenses incurred by Windy City, Inc. on behalf of our company (primarily postage and telephone conference call services). We may enter into a formal lease or services agreement with Windy City, Inc. on third party, arms length, commercial terms if the use of such offices increases. We believe that these facilities, as well as our facilities in Israel, are adequate to meet our current needs. We believe that if additional or alternative space is needed in the future, such space will be available on commercially reasonable terms as necessary.

AIM Listing

Our common stock is currently listed on the AIM Market, operated by the London Stock Exchange, plc under the symbols “MEDG” and “MEDU”. In connection with our AIM listing, we have entered into an agreement with Religare Capital Markets (formerly Blomfield Corporate Finance Limited) (RCM) pursuant to which RCM acts as our nominated adviser for purposes of the AIM Rules. We pay an annual fee of GBP 37,500 ($57,675 based on the exchange rate as of December 31, 2010) to RCM. Our agreement with RCM is terminable by either party upon 90 days notice, or earlier in the case of breach or certain other events. In addition, in November 2007 in connection with our admission to AIM, we entered into a broker agreement with SVS Securities plc (SVS) in accordance with the requirement of the AIM Rules that an AIM company appoint and retain a broker during all periods listed on the AIM Market. We pay an annual fee of GBP 15,000 ($23,070 based on the exchange rate as of December 31, 2010) to SVS. Our agreement with SVS is terminable by either party upon 90 days notice, or earlier in the case of breach or certain other events. In May 2010, we entered into an agreement with Nomura Code Securities, Ltd. (Nomura) to act as joint corporate broker. We pay an annual fee of GBP 50,000 ($76,900 based on the exchange rate as of December 31, 2010) to Nomura. Our agreement with Nomura is terminable by us upon 30 days notice or by Nomura upon 60 days notice, or earlier in the case of breach or certain other events. In the event that any of our agreements with RCM, SVS or Nomura were to terminate, we would be required to find a suitable replacement from among many competitors of such companies in order to maintain our listing on AIM.

We have also entered into standard agreement with Capita Registrars (Jersey) Limited to provide transfer agent and registrar services in connection with our AIM listing and a Depository Agreement with Capita IRG Trustees Limited to provide services in connection with depository interests representing our common stock traded through the CREST system in the United Kingdom.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our directors and executive officers.

Name	Age	Position
Eugene Andrew Bauer, M.D.	68	Executive Chairman of the Board of Directors
Andrew Leonard Pearlman, Ph.D.	59	Chief Executive Officer, President and Director
Stephen Bellomo	42	Chief Operating Officer
Baruch Stern	51	Chief Scientific Officer
Phyllis Bellin	61	Director of Finance and Administration, Treasurer and Secretary
Joel Stephen Kanter	54	Director
Gary Allan Brukardt	65	Director
Stephen Devon McMurray, M.D.	63	Director
Alastair Clemow, Ph.D.	59	Director

The business experience for the past five years (and, in some instances, for prior years) of each of our executive officers and directors are as follows:

Directors

Eugene Andrew Bauer, M.D., Executive Chairman of the Board of Directors

Dr. Bauer has been a member of Medgenics’ Board since March 2001 and has been our Chairman of the Board since July 2005. In October 2010, Dr. Bauer assumed the role of Executive Chairman of the Board. He is a Lucy Becker Emeritus Professor in the School of Medicine at Stanford University. Dr. Bauer served as dean of the Stanford University School of Medicine from 1995 – 2001 and as chair of the Department of Dermatology at the Stanford University School of Medicine from 1988 – 1995. He is currently chairman of the board of directors of Vyteris, Inc., a public company and the maker of the first FDA-approved ready-to-use drug delivery patch. He also serves as a director of a number of other life science and development stage biopharmaceutical companies and medical services companies, including privately held MediSync Bioservices and Dr. Tattoff, Inc. He was a co-founder and emeritus member of the board of directors of Connetics Corporation, a publicly traded, dermatology-focused therapeutics company which was acquired by Steifel Laboratories and sold to GlaxoSmithKline, Inc. He also served as a director of Protalex, Inc., Peplin Biotech, Ltd., PetDRx, Inc. and Modigene Inc., a life sciences company that is developing technology to lengthen the life of various proteins, including EPO and IFN-α. Dr. Bauer was an NIH-funded investigator for 25 years and has served on review groups for the NIH. Dr. Bauer has been elected to several societies including the Institute of Medicine of the National Academy of Sciences. He received an M.D. from Northwestern University.

Andrew Leonard Pearlman, Ph.D., Chief Executive Officer, President and Director

Dr. Pearlman was appointed to the Board on February 1, 2000 and is the founder and CEO of Medgenics. Dr. Pearlman has over 25 years experience founding and managing biotechnology and medical device companies, as well as inventing and developing biomedical technology. Prior to founding our company, Dr. Pearlman founded and served as CEO and chief scientist for TransScan Research & Development Co., Limited, under whose leadership the company’s product, the T-scan 2000 breast impedance scanner, was the first new medical imaging method for cancer detection to receive FDA pre-market approval in over 20 years. He has also founded or co-founded several other companies in the fields of diagnosis and patient monitoring. Dr. Pearlman holds a Ph.D. in biophysics from the University of California, Berkley, where he completed his doctoral thesis under Nobel Laureates — Professors Melvin Calvin and Donald Glaser.

Joel Stephen Kanter, Director

Mr. Kanter has been a member of our Board since August 2000. Since 1986 he has served as president of Windy City, Inc., a privately held investment company specializing in early stage venture capital. Mr. Kanter serves on the board of directors of several public companies, including Magna-Lab, Inc., formerly involved in the development of a cardiac MRI device; Vyteris, Inc., a drug delivery company that manufactures the first

FDA approved ready-to-use drug delivery patch; and WaferGen, Inc., which develops, manufactures and sells systems for gene expression and genotyping. Mr. Kanter is also on the board of a number of private concerns including DTS America, Inc., a medical imaging company; First Wave Technologies, providing business expertise to seed stage companies and projects; MediSync Bioservices, an owner and operator of Clinical Research Organizations.; Pacific Biosciences, Inc., the manufacturer of the Clarisonic dermatological product; and Prescient Medical, Inc., a cardiology products company that has developed a methodology for identifying and treating vulnerable plaque. He is a trustee and past president of the board of trustees of The Langley School in McLean, Virginia, and a trustee of Union Institute & University. Mr. Kanter is also the current board chair of the Black Student Fund and a vice-chair of the Kennedy Center’s National Committee on the Performing Arts.

Gary Allan Brukardt, MBA, Director

Mr. Brukardt has over 30 years of experience in the healthcare industry and was appointed to the Board in September 2006. He was a founder of Specialty Care Services Group LLC, and currently serves as its chairman and chief executive officer. He is also a member of the board of directors of MediSync Bioservices. From 1991 to 1996, he was executive vice president of Baptist Health Care Affiliates, a company that provides occupational medical centers/programs, urgent care, home healthcare, managed care, corporate health services, management of hospitals and hospital joint ventures and an ambulatory surgery center. During the same period, Mr. Brukardt was chairman of HealthNet Management, Inc., a managed care services company. From 1996 to 2003, he was executive vice president and chief operating officer of Renal Care Group, after which time he served as its president and chief executive officer. Mr. Brukardt led Renal Care Group’s $3.5 billion acquisition by Fresenius Medical Care in March 2006, which resulted in the creation of the world’s largest integrated provider of dialysis services. After the close of the transaction, Mr. Brukardt held the position of vice chairman, Fresenius North America and chief executive officer, Global Disease Management/Ambulatory Services until September 2006. Mr. Brukardt received a Bachelor of Arts at the University of Wisconsin at Oshkosh and his MBA in International Management from Thunderbird School of Global Management.

Stephen Devon McMurray, M.D., Director

Dr. McMurray was appointed to the Board in December 2005. Dr. McMurray is Vice President, Clinical Integrated Care Management Services for Village Health, a subsidiary of Davita Inc. Dr. McMurray was one of the founders of Renal Care Group, Inc., a company that provided chronic dialysis services. He served on the Board of Renal Care Group until its US $3.5 billion acquisition by Fresenius in March 2006. He is a past member of the Renal Physicians Association Board and has authored a myriad of articles on renal-related topics published in professional medical journals. Dr. McMurray is active in developing processes to improve patient care and outcomes. Dr. McMurray served as the medical director of the Fresenius Medical Care Health Plan from May 2006 to July 2010 and as Medical Director of Integrated Care for Fresenius Medical Care —  North America from March 2006 to July 2010. Dr. McMurray received an M.D. from Indiana University Medical School in 1972, followed by medicine residency and nephrology fellowship at Indiana University Medical Center.

Alastair Clemow, Ph.D., Director

Dr. Clemow was appointed to the Board in August 2010. Dr. Clemow serves as President and Chief Executive Officer of Regentis Biomaterials., a private company developing an innovative material for cartilage repair. Previously he held the position of President & Chief Executive Officer in a number of companies that he helped found including Nexgen Spine which developed an artificial spinal disc, Gelifex Inc which developed an innovative spinal nucleus replacement implant and which was acquired by Synthes Spine in 2004 and also Minimally Invasive Surgical Technologies which developed a novel series of implants for minimally invasive total knee replacement and which was acquired by MAKO in 2005. From 2000 to 2004, Dr. Clemow served as Principal of Tanton Technologies, an organization that provided strategic and technical assessment of new medical device opportunities for large, mid-cap and early stage development companies. Prior to that, Dr. Clemow served in numerous positions with Johnson & Johnson from 1981 to 2000, including Vice President of Worldwide Business Development for Ethicon Endo-Surgery Inc., Vice President of New Business Development for Johnson & Johnson Professional Inc. and Director of Research and Development of Johnson & Johnson Orthopedics. In those capacities, Dr. Clemow was responsible for acquiring or developing what today represents billions of dollars of Johnson & Johnson revenue. Dr. Clemow serves or has served on the boards of numerous private and public companies including Encore Medical, Echo Healthcare Acquisition Corp., BioMedical Enterprises, Inc. and Kinetic Muscles Inc.. Dr. Clemow holds an M.B.A. in Finance from Columbia University and a Ph.D. in Metallurgy from University of Surrey, Guildford, U.K.

Management team

In addition to Dr. Bauer and Dr. Pearlman, key members of the management team include:

Stephen Bellomo, MSc, Chief Operating Officer

Mr. Bellomo has over ten years of experience in management roles in medical device and biotech industries. Prior to rejoining Medgenics in March 2007, he was the chief technology officer for Allium Medical, a urinary and gastrointestinal stent company, where he was responsible for all development and production activities. From March 2005 to July 2006, Mr. Bellomo was the Director of Special Projects for Glucon Medical, where he led the development of an automated glucose reader to support intensive insulin therapy in critical care applications. Mr. Bellomo held application development and marketing positions at Galil Medical, a cryosurgical device company. From January 2001 to August 2004, Mr. Bellomo was the Director of Device Development for Medgenics. Mr. Bellomo received an MSc in Mechanical Engineering from the Technion Israel Institute of Technology, and a BE in Mechanical Engineering from The Cooper Union for the Advancement of Science and Art.

Baruch Stern, Ph.D., Chief Scientific Officer

Dr. Stern joined our company in May 2006. He received a Ph.D. in molecular biology and biotechnology from Tel Aviv University in 1994 and completed a postdoctoral fellowship at the NIH. Dr. Stern has extensive academic and industry experience in cell and tissue engineering, as well as a wide range of applied molecular and cellular biology technologies. From 2001 to 2004, he was group development leader of the microbiology section at our company, where he spearheaded tissue engineering and development of the Biopump Platform Technology, including viral vector and assay development. Dr. Stern was also instrumental in creating and implementing GMP production and standard operating procedures for our phase I clinical trial, as well as assisting the development of our skin harvesting, handling and implantation devices. From 2004 to 2006, he served as tissue engineering project manager at ProChon Biotech Limited, a company developing cell therapy solutions to damaged cartilage.

Phyllis Bellin, MBA, Director of Finance and Administration, Treasurer and Corporate Secretary

Ms. Bellin joined our company in November 2005. She received an MBA from Columbia University. Since 1980, Ms. Bellin has managed finance and administration for several early stage high-tech ventures in Israel. Most recently, she was a founder and vice president of Gintec Active Safety Limited and was responsible for finance and administration of its subsidiaries including RoadEye Limited.

Strategic Advisory Board

We are guided by an expert Strategic Advisory Board including the past Presidents of three major U.S. clinical organizations of direct relevance to the Biopump Platform Technology and applications. The Strategic Advisory Board is made up of the Directors Dr. Bauer, Dr. McMurray and:

Allen R. Nissenson, M.D.,F.A.C.P., a world-renowned nephrologist and a leader in kidney medicine and EPO development. Dr. Nissenson is Emeritus Professor of Medicine at the David Geffen School of Medicine at University of California at Los Angeles where he served as Director of the Dialysis Program and Associate Dean. Dr. Nissenson is the former president of the Renal Physicians Association and is the immediate Past President of the National Anemia Action Council (NAAC), a multidisciplinary organization to raise awareness of professionals and the public about the prevalence, consequences and treatment of anemia. In 1994 – 5, he served as a Robert Wood Johnson Health Policy Fellow, working in the office of Senator Paul Wellstone. He is currently Chief Medical Officer of DaVita Inc. and has over 600 publications in the field of nephrology, dialysis, anemia management and health care delivery and policy, the latter including a seminal paper in Health Affairs on the end-stage renal disease (ESRD) program. Among his numerous honors is the President's Award of the National Kidney Foundation. In addition, in 2007, he received the Lifetime Achievement Award in Hemodialysis presented by the University of Missouri on behalf of the Annual Dialysis Conference.

Bruce Bacon, M.D., a former president of the American Association for the Study of Liver Diseases (AASLD) and a recognized world expert on hepatitis. Dr. Bacon is the James F. King, MD Endowed Chair in Gastroenterology, Professor of Internal Medicine, and Director of the Division of Gastroenterology and Hepatology at Saint Louis University School of Medicine in St. Louis, Missouri.

Mark Kay, M.D., Ph.D., the past president of the American Society of Gene Therapy. He is also a professor of pediatrics and genetics at Stanford University.

Amos Panet, Ph.D., professor of virology at the Hadassah School of Medicine, Hebrew University, Jerusalem, the former chief scientific officer of Biotechnology General and a co-developer of the underlying technology to the Biopump (the MO, currently licensed by Yissum).

Anatole Besarab, M.D., Director of Clinical Research in the Division of Nephrology and Hypertension at Henry Ford Hospital in Detroit, Michigan. Dr. Besarab is board certified in internal medicine with a subspecialty in nephrology. He is a Fellow of the American College of Physicians and is an active member of several professional organizations including the American Society of Nephrology; International Society of Nephrology; National Kidney Foundation, where he is currently Co-Chairman of the National Kidney Foundation Work Group on Vascular Access; and the Renal Physicians Association.

Stephen Ettinger, D.V.M., world renowned expert in veterinary medicine. Dr. Ettinger sits on the Board of Trustees at Cornell University and holds memberships at the American College of Cardiology as well as several branches of the Veterinary Medical Association. He is a member and serves on the Council of the American Heart Association. He is President of Vetcorp, Inc. a veterinary consulting and publishing company, and Chairman of the Medical Advisory Board of PetDRx Corporation.

Burt Rosen, Vice President of Federal Government Relations for Purdue Pharmaceuticals, and Chairman of its Communications and External Affairs Committee. Prior to its sale to Johnson & Johnson in 2009, Mr. Rosen served on the Board of Directors of Mentor Corporation, an NYSE listed medical device company. He has been active in the government relations and communications industries since 1978, developing and implementing strategies for major pharmaceutical and consumer product companies, including SmithKline Beecham (now GlaxoSmithKline), Bristol-Myers Squibb and Novartis.

Isaac Blech, a renowned biotechnology industry investor, who, over the past three decades, has founded and served on the board of several companies which have produced major advances in a broad array of diseases, including the diagnosis of chlamydia, herpes, syphilis and HIV, and the treatment of cystic fibrosis, sexual dysfunction, multiple myeloma and brain cancer. The companies he established include Celgene Corporation, ICOS Corporation, Nova Pharmaceutical Corporation, Pathogenesis Corporation, and Genetics Systems Corporation. Medgenics is looking forward to the strategic guidance of Mr Blech in finance, business development and other key aspects of its growth strategy.

Raymond Dean Hautamaki, M.D., F.A.C.P., a practicing Board Certified Internist/Pulmonary-Critical Care Specialist in Sarasota, Florida. He is a graduate of the University of Florida College of Medicine, completing his post-graduate training at Washington University in St. Louis, Barnes-Jewish Hospitals. He is an Assistant Clinical Professor of Medicine with the Florida State University College of Medicine and is a past Chairman of Medicine and Director of Critical Care at Sarasota Memorial Hospital. He has presented numerous abstracts at national meetings and has published over a dozen articles in peer-reviewed journals. He currently serves on the Board of Directors for Wafergen Bio-Systems in Fremont, California. Medgenics is looking forward to the contribution of Dr Hautamaki in guidance for clinical and business development, and other areas.

We have entered into agreements with each of our Strategic Advisory Board members which provide for, among other things, the issuance of initial grant of options to purchase common stock. Each member, other than Dr. Panet, received options to purchase approximately 19,300 shares of common stock. Dr. Panet received options to purchase approximately 77,000 shares of common stock. Such options vest in equal installments over a period ranging from three to four years and have terms ranging from five to ten years. In addition, we agree to pay to each of the members of our Strategic Advisory Board a per diem stipend of $1,500 for their attendance at meetings. These agreements have an initial three year term and are renewable by the parties for subsequent annual periods.

Regulatory Adviser

Our primary regulatory adviser is Andra E. Miller, Ph.D., a former expert microbiologist and gene-therapy group leader at the CBER’s Cellular and Gene Therapies Division. Dr. Miller is now a leading consultant in regulatory affairs for Biologics Consulting Group, Inc., and has provided key guidance to our regulatory and clinical planning, assisting in our coordination with the FDA and in our efforts to seek approval of our clinical protocols. We have entered into a four-year consulting agreement with Biologics Consulting Group, Inc. which provides for the payment of an hourly fee for the services provided by Dr. Miller and other employees of Biologics, ranging from $185 to $380 per hour. Such agreement is terminable by either party upon 30 days notice.

Director Independence

Our Board of Directors has determined that each of our directors and nominees, with the exception of Dr. Bauer and Dr. Pearlman, qualify as “independent” under the listing standards of NYSE Amex (for which we are applying for listing), federal securities laws and SEC rules with respect to members of boards of directors and members of all board committees on which he serves.

Board Committees

Our Board of Directors currently has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our Board of Directors. From time to time, the Board may form additional committees to address specific issues or tasks.

Audit Committee

Our Audit Committee has primary responsibility for monitoring the quality of internal financial controls and ensuring that the financial performance of our company is properly measured and reported on. It receives and reviews reports from management and auditors relating to the interim and annual accounts and the accounting and internal control systems in use throughout our company.

Our Audit Committee also consults with our management and our independent registered public accounting firm prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. Our Audit Committee is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. The Audit Committee meets not less than quarterly and has unrestricted access to our auditors.

Members of the Audit Committee are Gary Brukardt (as Chairman), Joel Kanter and Alastair Clemow. Mr. Kanter will qualify as an “audit committee financial expert” as that term is defined in the rules and regulations of the SEC. The designation of Mr. Kanter as an “audit committee financial expert” will not impose on him any duties, obligations or liability that are greater than those that are generally imposed on him as a member of our Audit Committee and our Board of Directors, and his designation as an “audit committee financial expert” pursuant to this SEC requirement will not affect the duties, obligations or liability of any other member of our Audit Committee or Board of Directors.

Compensation Committee

Our Compensation Committee reviews the performance of the executive directors, officers and certain employees and make recommendations to the Board on matters relating to their compensation and terms of employment. Our Compensation Committee also makes recommendations to the Board on proposals for the granting of share options and other equity incentives pursuant to any share option scheme or equity incentive scheme in operation from time to time. The Compensation Committee meets at least three times each fiscal year and at such other times as the chairman of the committee shall require.

Members of the Compensation Committee are Stephen McMurray (as Chairman), Joel Kanter and Alastair Clemow, each of whom satisfies the independence requirements of NYSE Amex and SEC rules and regulations. Each member of our Compensation Committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for leading the process for considering future appointments to the Board and make recommendations to the Board of candidates for appointment and annual election. The Nominating and Corporate Governance Committee meets at least once during each fiscal year and at such other times as the chairman of the committee shall require.

Members of the Governance Committee are Joel Kanter (as Chairman), Stephen McMurray and Gary Brukardt, each of whom satisfies the independence requirements of NYSE Amex and SEC rules and regulations.

Family Relationships

There are no family relationships between, or among any of our directors or executive officers.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following Summary Compensation Table shows the compensation for fiscal years 2009 and 2010 awarded to or earned by our President and Chief Executive Officer, our Director of Finance and Administration and our other three most highly-compensated executive officers serving in such capacities as of December 31, 2010. The persons listed in the following Summary Compensation Table are referred to herein as the “Named Executive Officers.”

Name and Principal Position	Year	Salary(*) ($)		Bonus(**) ($)	Stock Awards ($)		Option Awards ($)		All other Compensation (***) ($)		Total ($)
Eugene A. Bauer Executive Chairman	2010	34,208	(1)	—	285,234	(2)	52,386	(3)	—		371,828
Andrew L. Pearlman President and Chief Executive Officer	2010	308,845	(4)	125,000			1,426,472	(5)	50,443	(6)	1,910,760
	2009	198,600		62,500					34,489	(7)	295,589

Stephen Bellomo Chief Operating Officer	2010	157,010		35,000					42,364	(8)	234,374
	2009	99,146		16,312					31,228	(9)	146,686
Baruch Stern Chief Scientific Officer	2010	143,211		30,000					45,619	(10)	218,830
	2009	95,673		21,250					37,544	(11)	154,467
Phyllis Bellin Director of Finance and Administration	2010	129,468		15,000					34,227	(12)	178,695
	2009	90,378		21,250					27,801	(13)	139,429

*	In 2009, the employees took a voluntary pay cut from March through September.
**	2009 bonuses had been accrued as of December 31, 2009 and were paid in 2010. 2010 bonuses are accrued, but have not yet been approved nor paid and as a result may differ from the amounts reported.
***	Under Israeli law, companies are liable for mandatory severance payments of 8.33% of each monthly salary paid to Israeli employees. Our Israeli subsidiary, MMI, makes monthly payments of such amount into severance funds. These payments are included in the managers insurance below.
(1)	Includes $4,208 of fees earned or paid in cash for services as a director.
(2)	Represents the fair value of 57,142 shares of restricted stock granted to Dr. Bauer.
(3)	Represents the fair value of a one-time grant of an option to purchase 28,571 shares of common stock to Dr. Bauer in his capacity as a director.
(4)	Dr. Pearlman does not receive any additional compensation for his service as a director.
(5)	Represents the fair value of the extension of the expiry date of certain warrants and options from March 31, 2011 to March 31, 2016.
(6)	Includes $40,219 for managers insurance, $6,250 for disability insurance and $3,789 for the advanced study fund.
(7)	Includes $26,010 for managers insurance, $4,878 for disability insurance and $3,601 for the advanced study fund.
(8)	Includes $20,749 for managers insurance, $1,370 for disability insurance, $3,789 for the advanced study fund and $16,350 for car allowance.
(9)	Includes $13,031 for managers insurance, $606 for disability insurance, $3,601 for the advanced study fund and $13,990 for car allowance.
(10)	Includes $18,887 for managers insurance, $3,015 for disability insurance, $3,789 for the advanced study fund and $19,841 for car allowance.
(11)	Includes $12,601 for managers insurance, $2,363 for disability insurance, $3,601 for the advanced study fund and $18,979 for car allowance.
(12)	Includes $17,057 for managers insurance, $1,080 for disability insurance, $3,789 for the advanced study fund and $12,229 for car allowance.
(13)	Includes $11,850 for managers insurance, $889 for disability insurance, $3,601 for the advanced study fund and $11,462 for car allowance.

Employment Agreements and Consulting Arrangements

Dr. Andrew L. Pearlman, President and Chief Executive Officer

We entered into an agreement with Dr. Pearlman on June 1, 2007, amending and restating a previous agreement dated July 7, 2005, and providing that Dr. Pearlman will continue to serve as our President and Chief Executive Officer. The agreement was subsequently amended in 2008 to increase the compensation. The term of the agreement is perpetual unless terminated for disability, death or cause. In addition, either party may terminate the agreement without cause by providing three months prior written notice to the other party. In the event we terminate the agreement, we may determine that Dr. Pearlman’s employment should cease immediately upon written notice (without a prior notice period), and in such an event we are required to pay Dr. Pearlman a lump sum payment equal in amount to three months of his then-current salary and other benefits that would otherwise be payable to him during the prior notice period. In the event we terminate the agreement without cause, Dr. Pearlman is entitled to the payment of his full salary, including insurance and social benefits, during a period of fifteen months following the effective date of such termination. These severance amounts are in addition to severance fund payments mandated by Israeli law described below.

The agreement provides for a monthly gross salary of NIS equal to $250,000 per year ($20,833 per month) calculated at the representative rate of the US dollar published by the Bank of Israel and known at the time of payment. Dr. Pearlman is eligible for adjustments in salary and additional benefits, including bonuses, in the Board’s discretion. Dr. Pearlman is eligible to receive an annual cash bonus in the sole discretion of the Board of up to $125,000 per year based upon the achievement of individual goals and corporate milestones to be agreed between the Employee and the Board. Dr. Pearlman is entitled to participate in or receive benefits under our social insurance and benefits plans, including but not limited to managers insurance (“bituach minahlim”), disability insurance and an advanced study fund (“keren hishtalmut”). These are customary benefits provided to all employees based in Israel (other than those in very junior positions). A management insurance fund is a combination of severance savings (in accordance with Israeli law), defined contribution tax-qualified pension savings and disability insurance premiums. An advanced study fund is a savings fund of pre-tax contributions to be used after a specified period of time for educational or other permitted purposes. We pay certain percentages of Dr. Pearlman’s salary towards these insurance and benefits plans, including 5% to managers insurance, up to 2.5% percent to disability insurance, 8.33% to severance compensation and 7.5% to the advanced study fund.

In March 2009, Dr. Pearlman agreed to a 37.5% voluntary salary reduction to $13,021 per month to ease cash concerns at the time. Dr. Pearlman’s salary reverted to $20,833 per month in October 2009. Although we were under no formal obligation to do so, in 2010 we repaid Dr. Pearlman the $54,684 in foregone salary.

In 2006 we granted options to Dr. Pearlman to purchase 182,806 shares of common stock at an exercise price of $2.49 per share, all of which are currently vested. We recently extended the expiration date of such options to March 31, 2016. We agreed in the 2007 agreement to grant Dr. Pearlman additional options to purchase 91,403 shares of common stock at an exercise price of $7.35, which was equal to the share price upon admission to AIM. These options were set to vest over a four year period, and will fully vest pursuant to the terms and conditions of the Incentive Stock Plan and pursuant to our standard form of option agreement.

Dr. Pearlman has also agreed in the agreement to a one-year post-termination covenant-not-to-compete.

Dr. Eugene Bauer, Executive Chairman of the Board

We entered into a consulting agreement with Dr. Bauer under which he provides financial, strategic, business development, investor relations and clinical and regulatory consulting services to us. The consulting agreement provides for an annual consulting fee of $180,000. In addition, we issued to him 57,142 shares of restricted common stock. The restrictions on such common stock will lapse with respect to 25% of the shares in October 2012, with respect to an additional 25% of the shares in October 2013 and with respect to the remainder in October 2014. We do not provide any bonus, profit sharing, insurance, health or similar benefits to Dr. Bauer, although we have agreed to reimburse his reasonable business expenses.

Stephen Bellomo, Chief Operating Officer

Our wholly-owned subsidiary MMI entered into an agreement with Mr. Bellomo on March 18, 2007, providing that Mr. Bellomo will serve as Vice President Program Management and Product Development of

MMI. Mr. Bellomo was appointed Chief Operating Officer of our company in December 2009. The term of the agreement is perpetual unless terminated for disability, death or cause. In addition, either party may terminate the agreement without cause upon two months prior written notice to the other party. In the event we terminate the agreement, we may determine that Mr. Bellomo’s employment cease immediately or at any time prior to the expiration of the prior notice period, and in such an event we will pay Mr. Bellomo an amount equal to the salary which would have been paid during the remaining prior notice period. If we terminate the agreement without cause, we must continue to pay an amount equal to his monthly salary, including insurance and social benefits, for a period of four months plus an additional month for each 12 months of employment after completion of his first 12 months of employment after the effective date. These severance amounts are in addition to severance fund payments mandated by Israeli law described below.

The agreement provides for a monthly gross salary of NIS 40,200 ($10,600), with a discretionary bonus and additional benefits subject to review by the Chief Executive Officer and approval of the Board. Mr. Bellomo is eligible to receive an annual cash bonus in the sole discretion of the Board of up to $20,000 per year based upon corporate and personal performance criteria as established by the Chief Executive Officer and the Board. Mr. Bellomo is also eligible to receive an annual cash bonus in the sole discretion of the Board of up to $15,000 per year based upon personal and team leadership performance criteria as established by the Chief Executive Officer and the Board.

Mr. Bellomo is entitled to participate in or receive benefits under our social insurance and benefits plans, including but not limited to managers insurance (“bituach minahlim”), disability insurance and an advanced study fund (“keren hishtalmut”). We pay certain percentages of Mr. Bellomo’s salary towards these insurance and benefits plans, including 5% to managers insurance, up to 2.5% percent to disability insurance, 8.33% to severance compensation and 7.5% to the advanced study fund. Mr. Bellomo is entitled to the use of a company car.

In March 2009, Mr. Bellomo agreed to a 35% voluntary salary reduction to $6,900 per month to ease cash concerns at the time. Mr. Bellomo’s salary reverted to $10,600 per month in October 2009. Although we were under no formal obligation to do so, in 2010 we repaid Mr. Bellomo the $25,900 in foregone salary.

Under the agreement, we granted options to Mr. Bellomo to purchase up to 42,783 shares of common stock pursuant to the Incentive Stock Plan, of which 32,087 have vested. The final of four equal installments will vest March 18, 2011. The options have a five year term and an exercise price of $4.10 per share. In addition, Mr. Bellomo was subsequently granted options in November 2007 to purchase an additional 891 shares, set to vest in four equal installments, having a five year term and an exercise price of $7.35 per share.

Mr. Bellomo has also agreed in the agreement to a one-year post-termination covenant not to compete.

Dr. Baruch Stern, Chief Scientific Officer

MMI entered into an employment agreement on April 20, 2006 to employ Dr. Stern as Bioscience Director of MMI. We promoted Dr. Stern to Chief Scientific Officer of our company in December 2009. The term of Dr. Stern’s employment agreement continues until either we or he decides to voluntarily terminate upon three months’ notice. We also have certain rights to terminate for cause, death or disability. If we terminate the agreement without cause, we must continue to pay an amount equal to his monthly salary, including insurance and social benefits, for a period of six months plus an additional month for each 12 months of employment after completion of his first 12 months of employment after the effective date. These severance amounts are in addition to severance fund payments mandated by Israeli law described below.

The employment agreement provides for current monthly gross salary of NIS 37,500 ($9,900). Dr. Stern is eligible to receive an annual cash bonus based on the achievement of performance criteria established by the Chief Executive Officer and the Board of up to $20,000 and an annual cash bonus based on personal and team leadership performance criteria established by the Board of up to $10,000. We pay an amount equal to 5% of Dr. Stern’s salary towards to managers insurance (“bituach minahlim”), up to 2.5% towards disability insurance, 8.33% towards a severance fund and 7.5% to the advanced study fund (“keren hishtalmut”). Dr. Stern is entitled to the use of a company car.

In March 2009, Dr. Stern agreed to a 30% voluntary salary reduction to $6,900 per month to ease cash concerns at the time. Dr. Stern's salary reverted to $9,900 per month in October 2009. Although we were under no formal obligation to do so, in 2010 we repaid Dr. Stern the $26,250 in foregone salary.

On November 5, 2006, Dr. Stern was granted options to purchase 48,895 shares at an exercise price of $2.49 per share. These options vested over 4 years and are fully vested. In addition, pursuant to the agreement he was granted additional options to purchase 16,298 shares at an exercise price $7.35 per share on November 14, 2007. These options vest in equal installments over three years.

Dr. Stern has agreed that, for so long as he is employed and for 12 months following termination for any reason, he will not complete with us or employ or seek to hire any of our employees.

Phyllis Bellin, Director of Finance and Administration, Treasurer and Corporate Secretary

We entered into an agreement with Ms. Bellin on July 1, 2007 providing that Ms. Bellin will serve as our Director of Finance and Administration. The term of the agreement is perpetual unless terminated for disability, death or cause. In addition, either party may terminate the agreement without cause upon three months prior written notice to the other party. In the event we terminate the agreement, we may determine that Ms. Bellin’s employment cease immediately or at any time prior to the expiration of the prior notice period, and in such an event we will pay Ms. Bellin an amount equal to the salary which would have been paid during the remaining notice period. If we terminate the agreement without cause, we must continue to pay an amount equal to her monthly salary, including insurance and social benefits, for a period of six months plus an additional month for each 12 months of employment after completion of her first 12 months of employment after the effective date. These severance amounts are in addition to severance fund payments mandated by Israeli law described below.

The agreement provides for a monthly gross salary of $108,000 per year ($9,000 per month), with a discretionary bonus and additional benefits subject to review by the Chief Executive Officer on an annual basis. Ms. Bellin is eligible to receive an annual cash bonus in the sole discretion of the Board of up to $10,000 per year based upon corporate and personal performance criteria as established by the Chief Executive Officer and the Board. Ms. Bellin is also eligible to receive an annual cash bonus in the sole discretion of the Board of up to $15,000 per year based upon personal and team leadership performance criteria as established by the Chief Executive Officer and the Board.

Ms. Bellin is entitled to participate in or receive benefits under the Company’s social insurance and benefits plans, including but not limited to managers insurance (“bituach minahlim”), disability insurance and an advanced study fund (“keren hishtalmut”). We pay certain percentages of Ms. Bellin’s salary towards these insurance and benefits plans, including 5% to managers insurance, up to 2.5% percent to disability insurance, 8.33% to severance compensation and 7.5% to the advanced study fund. Ms. Bellin is entitled to the use of a company car.

In March 2009, Ms. Bellin agreed to a 30% voluntary salary reduction to $6,300 per month to ease cash concerns at the time. Ms. Bellin’s salary reverted to $9,000 per month in October 2009. Although we were under to formal obligation to do so, in 2010 we repaid Ms. Bellin the $18,900 in foregone salary.

In 2006 we granted Ms. Bellin options to purchase 30,468 shares of common stock, all of which have now vested, at an exercise price of $2.49 per share and a term of five years. Under the agreement, in November 2007, we granted Ms. Bellin additional options to purchase 13.964 shares of common stock at an exercise price of $7.35, which was equal to the share price upon admission to AIM. These options are set to vest over a four year period, and will fully vest pursuant to the terms and conditions of the Incentive Stock Plan and pursuant to our standard form of option agreement.

Ms. Bellin’s agreement also stipulates a one-year post-termination covenant-not-to-compete.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table set forth certain information, on an award-by-award basis, concerning unexercised options to purchase common stock and common stock that has not yet vested for each Named Executive Officer and outstanding as of December 31, 2010.

			Option Awards						Stock Awards
Name		Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Exercise Price ($)	Expiration Date	Number of Shares of Stock That Have Not Vested (#)		Market Value of Shares of Stock That Have Not Vested ($)
Eugene A. Bauer	Options	11/14/07	82,327	(1)	—		7.35	11/14/2012
	Options	9/14/10	—		28,571	(1)	8.19	09/14/2020
	Restricted Stock	10/18/10							57,142	(2)	$380,000	(3)
	Total		82,327		28,571				57,142		$380,000
Andrew L. Pearlman
	Options	3/30/06	182,806	(4)	—		2.49	03/30/2016
	Options	11/14/07	68,552	(4)	22,850	(4)	7.35	11/14/2012
	Warrants	3/31/06	905,190		—		2.49	03/31/2016
	Warrants	3/31/06	35,922		—		0.00017	03/31/2016
	Total		1,192,470	(1)	22,850
Stephen Bellomo	Options	8/23/07	32,087	(4)	10,695	(4)	4.10	08/23/2012
	Options	11/14/07	668	(4)	222	(4)	7.35	11/14/2012
	Total		32,755		10,917
Baruch Stern	Options	5/11/06	48,895	(4)	—		2.49	05/11/2011
	Options	11/14/07	16,298	(1)	—		7.35	11/14/2012
	Total		65,193		—
Phyllis Bellin	Options	5/11/06	30,468	(4)	—		2.49	05/11/2011
	Options	11/14/07	10,473	(4)	3,491	(4)	7.35	11/14/2012
	Total		40,941		3,491

(1)	The reported options are scheduled to vest in equal annual installments over three years, beginning on the first anniversary of the grant date.
(2)	The reported shares of restricted stock are scheduled to vest as follows: 14,285 shares vest on each of October 18, 2012 and October 18, 2013; 28,572 shares vest on October 18, 2014.
(3)	The market value of our common stock was calculated based upon the closing price reported on the MEDU line on December 31, 2010 of GBP 4.29 per share or, based on then-current exchange rates, $6.65.
(4)	The reported options are scheduled to vest in equal annual installments over four years, beginning on the first anniversary of the grant date.

Employee Benefit and Stock Plans

2006 Stock Incentive Plan

We initially adopted the 2006 Stock Plan in March 2006 and, with stockholder approval, subsequently amended it in 2007 and 2010. The following is a summary of its principal terms:

Purpose

The purpose of the 2006 Stock Plan is to provide us with the means to offer incentives to our employees, directors and consultants in order to attract, retain and motivate them by allowing them to share in the benefits of future growth in our company’s value through the acquisition of common stock. These incentives may constitute incentive share options (each an “ISO”), non-qualified share options (each an “NSO”) stock appreciation rights, restricted share awards, share unit awards or other forms of share-based incentives. ISOs have a more favourable tax treatment under US law for the option holder than an NSO. Awards under the 2006 Stock Plan are intended to be exempt from the securities qualification requirements of US securities laws.

Administration

The 2006 Stock Plan is administered by the Compensation Committee of the Board (the “Committee”). Subject to the provisions of the 2006 Stock Plan, the Committee has full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2006 Stock Plan.

Eligibility

Only employees of our company selected for the receipt of awards under the 2006 Stock Plan shall be eligible for the grant of ISOs. Only employees, directors and consultants to our company selected for the receipt of awards under the 2006 Stock Plan shall be eligible for the grant of NSOs or the award or sale of common stock.

Common Stock available under the 2006 Stock Plan

The maximum aggregate number of shares of common stock reserved and available for issuance under the 2006 Stock Plan, as amended, and under the Israeli Share Option Plan, is limited to 1,728,571 shares provided that, for so long as our common stock is admitted to trading on AIM or the Official List, we shall not, after the date of admission, issue awards under the Share Option Plans for a number of shares that shall (excluding all options granted prior to admission) in aggregate exceed 12% of the number of shares outstanding on the relevant date of grant. In the event that any outstanding option or other award under the 2006 Stock Plan expires or is cancelled or forfeited for any reason or any award under the 2006 Stock Plan is settled in cash without the issuance of shares of common stock, the shares allocated to the unexercised portion of such option or other award shall remain available for issue pursuant to the 2006 Stock Plan.

Award agreements and restrictions on transferability

Each award or sale of shares of common stock under the 2006 Stock Plan shall be evidenced by an award agreement between us and the recipient, though signature by the recipient may not always be required. Except as may be expressly stated in an award agreement, the rights awarded under the 2006 Stock Plan are non-transferable other than by will or the intestacy laws applying to the estate of a deceased award holder.

Stock Options

Award agreements

The award agreement shall specify the number of shares of common stock that are subject to the option and whether the option is intended to be an ISO or an NSO.

Conditions

An award agreement may contain conditions or restrictions as determined by the Committee at the time of grant.

Exercise price

To the extent required by applicable law, the exercise price per share of an option shall not be less than the fair market value, as determined by the Board. If the option holder holds more than 10% of the combined voting power of all classes of shares in our company at the date of grant (a “materially interested participant”), the exercise price per share of an ISO or an NSO must be at least 110% of fair market value. Subject to the foregoing, the exercise price under any option shall be determined by the Committee.

Term

The term of an option shall in no event exceed 10 years from the date of grant. The term of an ISO granted to a materially interested participant shall not exceed five years from the date of grant. Subject to the foregoing, the Committee in its sole discretion shall determine when an option shall expire.

Rights of exercise on termination of service

The option holder will have the right to exercise any subsisting options held by him following the termination of his service during the option term, to the extent that the option was exercisable and vested at the date of termination of service:

(a)	if the termination of service was due to any reason other than death or disability — for the shorter of 90 days from the date of termination of service and the unexpired term of the option;
(b)	if the termination of service was due to death or disability of the option holder — for the shorter of one year from the date of termination of service and the unexpired term of the option;

provided that the Committee may, in its sole discretion, extend such periods.

To the extent that the right to exercise the option has not vested at the date of termination of service, the option shall terminate when the option holder’s service terminates.

For the purposes of the 2006 Stock Plan, termination of service means the termination of a person’s status as an employee or director of our company or (where the person is not an employee or director of our company) the termination of the person’s business relationship with our company.

Rights in respect of Common Stock

An option holder or a transferee of an option shall have no rights as a shareholder with respect to any common stock covered by the option until such person becomes the holder of record of such shares of common stock.

Exercise

Options are to be exercised under the procedures established or approved by the Committee from time to time. The exercise price payable on exercise of an option should be paid in full in cash by the option holder, provided that we may permit payment to be made in whole or in part by delivery of shares of common stock that have been held by the participant for at least six months prior to the date of exercise. The value attributable to common stock transferred to us in such fashion shall be determined by reference to the fair market value of a share of common stock at the date of exercise of the option.

Early exercise

The Committee may permit, at its sole discretion, the exercise of any option prior to the time when the option would otherwise have become exercisable under the relative award agreement.

Further, an award agreement may provide for the option holder to exercise the option, in whole or in part, prior to the date when the option becomes fully vested. This may either be stipulated at the time of grant of as subsequently amended. In the event of any early exercise of an option, we shall have the right to repurchase the common stock that had been so acquired by the option holder on terms specified by the Committee. Further, in such circumstances, the Committee shall determine the time and/or event that shall cause such repurchase right to terminate and the common stock to vest fully in the option holder.

Stock appreciation rights

The 2006 Stock Plan allows the Committee to grant stock appreciation rights (“SARs”) to eligible participants in the 2006 Stock Plan. SARs may be granted either independently or in tandem with or by reference to options granted prior to or simultaneously with the grant of SARs to the same participant. Where granted in tandem or by reference to a related option, the participant may elect to either exercise the option or the SARs (but not both). Upon exercise of an SAR, the participant is entitled to receive an amount equal to the excess (if any) of the fair market value of a share of common stock on the date of exercise over the amount of the exercise price for such SAR stipulated in the award agreement. The exercise price for the SAR will be determined by the Committee but, in the case of SARs granted in tandem with options granted the 2006 Stock Plan, shall not be less than the exercise price of such option.

Any payment, which may become due from us following an exercise of an SAR, may be paid (at the election of the Committee) to the participant either in cash and/or through the issuance of shares of common stock. Where any shares shall be issued in satisfaction of the payment due to the participant, the number of shares of common stock will be determined by dividing the amount of the payment entitlement by the fair market value of a share of common stock on the exercise date.

The provisions as to the ability to impose conditions to exercise on grant, the duration of the SARs, the exercise procedures (including upon termination of service) and, the procedure for early exercise that apply to options granted under the 2006 Stock Plan apply in the same fashion to SARs.

Currently, no SARs have been issued and are outstanding.

Restricted stock awards

The Committee may grant to any person eligible under the 2006 Stock Plan an award of a number of shares of common stock, subject to terms, conditions and restrictions as determined by the Committee. Until lapsed or release of all forfeiture restrictions applicable to a restricted share award, either the share certificates representing the same may be retained by or on behalf of the Company or, if the certificate for the same bears a restrictive legend, can be held by the participant.

The recipient of a restrictive share award shall have all the rights associated with ownership of a share of common stock, including the right to receive dividends and to vote, provided that any common stock or other securities distributed as a dividend or otherwise as a right associated with ownership of common stock which are subject to a restriction which has not yet lapsed, shall be subject to the same restrictions as such restricted common stock.

Common stock, which is subject to a restricted share award, may not be assigned, transferred or otherwise dealt with, prior to the lapse of the restrictions applicable to them.

Upon expiration or termination of the forfeiture restrictions and the release or satisfaction of any other conditions applying to the restricted share award, the restricted status of the shares of common stock shall cease and the shares of common stock shall be delivered to the relevant restricted share award holder free of the restrictions imposed under the restricted share awards. All rights of a restricted share award holder shall cease and terminate in the event of a termination of service occurring prior to the expiration of the forfeiture period applicable to the award and satisfaction of all other applicable conditions.

The forfeiture period and/or any conditions set out in the restricted share award may be waived by the Committee in its absolute discretion.

Currently, the only restricted stock award outstanding is the award of 57,142 shares made to Dr. Bauer in December 2010.

Change of control

An award agreement may (but need not) provide that:

(a)	within 12 months of a change of control affecting us, in the case of an option or an SAR; or
(b)	within such period as the award agreement shall specify, in the case of a restricted share award.

All outstanding options and/or SAR’s that have not previously vested or been terminated shall immediately vest and become exercisable or (as appropriate) the participant shall immediately have the right to delivery of the share certificates for the restricted shares. The change of control provisions contained in the 2006 Stock Plan do not apply if the relevant participant is associated with the party/ies gaining control of us, to the extent prescribed by the 2006 Stock Plan.

Other share-based awards

Other share-based awards, consisting of share purchase rights, awards of common stock or awards valued in whole or in part by reference to or otherwise based on common stock, may be granted either alone or in addition to or in conjunction with other awards under the 2006 Stock Plan. The terms of any such award shall be determined in the sole discretion of the Committee.

Unless otherwise determined in the relative award agreement, such other share-based awards shall be subject to the following:

(a)	no sale, assignment, transfer, pledging or other dealing with the relevant common stock may be undertaken until the applicable restriction, performance condition or other deferral period has lapsed;
(b)	the recipient of the award shall be entitled to receive interest, dividends or dividend equivalents with respect to the underlying shares of common stock or other securities covered by the award;

If the vesting of the award is conditional upon achievement of certain performance measurements and a change of control shall occur in relation to our company then:

(i)	if the actual level of performance shall, by reference to the performance measurement specified in the award agreement, be less than 50% at the time of the change of control, then the award shall become vested and exercisable in respect of a proportion of the award where the numerator shall be equal to the percentage of attainment and the denominator shall be 50%; and
(ii)	if the actual level of performance shall be, by reference to the performance measurement specified in the award agreement, at least 50% at the time of the change of control, then such award shall become fully vested and exercisable.

Adjustments to reflect capital changes

The number and kind of shares subject to outstanding awards, the exercise price for such shares and the number and kind of shares available for awards to be granted under the 2006 Stock Plan shall automatically be adjusted to reflect any share dividend, sub-division, consolidation, exchange of shares, merger or other change in capitalisation with a similar substantive effect upon the 2006 Stock Plan or the awards granted under the 2006 Stock Plan. The Committee shall have the power and sole discretion to determine the amount of the adjustment to be made in each case. If we shall enter into a merger, outstanding awards shall be subject to the terms of the merger agreement or applicable re-organisation arrangements and may give rise to the substitution of new awards for awards received under the 2006 Stock Plan, acceleration of vesting or expiration or settlement in cash or cash equivalents.

Withholding tax

The Company shall be entitled to withhold the amount of any withholding or other tax required by law to be withheld or paid by the Company in relation to the amount payable and/or shares issuable to an award holder and the Company may defer payment of cash or issuance of shares upon exercise or vesting of an award unless indemnified to its satisfaction against any liability for any taxes. Subject to approval by the Committee, an award holder may elect to meet his or her withholding liability (in whole or in part) by having withheld from the award, at the appropriate time, a number of shares of common stock, the fair value of which is equal to the amount of the taxes due.

General

(a)	the 2006 Stock Plan and all awards granted under it shall be interpreted, construed and enforced in accordance with the laws of the State of Delaware;
(b)	the Committee has power and authority to amend the 2006 Stock Plan, provided that no termination or amendment of the 2006 Stock Plan may, without consent of an award holder, materially and adversely affect the rights of the holder nor may the amendment materially increase the aggregate number of securities which may be issued under the 2006 Stock Plan (other than under the adjustment provisions referred to above) or materially modify the requirements for participation in the 2006 Stock Plan, unless the relevant amendment is approved by a majority of the Shareholders; and
(c)	the Committee has the right to terminate the 2006 Stock Plan at any time for any reason but the termination of the 2006 Stock Plan shall not affect any awards outstanding at the time of termination.

Israeli Stock Option Plan

Our first Israeli Stock Option Plan (ISOP) was adopted in October 2002 and subsequently amended. In November, 2007, the ISOP was terminated. On March 30, 2008, a new ISOP was adopted by the Board as an appendix to, and operates as part of, the 2006 Stock Plan. The establishment of the new ISOP in this fashion allows for options to be granted to directors, employees, consultants and advisers to MMI in a manner that facilitates the obtaining by the relevant grantee of certain tax benefits under Israeli laws. The following is a summary of the principal terms of the ISOP.

The 2006 Stock Plan applies to all options granted under the ISOP, save to the extent modified by the provisions of the ISOP. The following provisions of the ISOP vary the application of the provisions of the 2006 Stock Plan to options granted under the ISOP.

Types of options

The options granted under the ISOP may be either options that contain provisions that qualify them for special tax treatment under the applicable Israeli tax ordinance (102 Options), which may be designated by us to be either capital gain options (CGOs) or ordinary income options (OIOs), unapproved 102 Options (being options that are issued in accordance with the applicable Israeli tax ordinance but not held by the ISOP trustee) or options that do not qualify for such special tax treatment.

If an option granted under the ISOP is intended to be an approved 102 Option, it may not be granted until we have made an election as to whether the option shall be a CGO or an OIO. Such election must be filed with the Israeli tax authority before it may take effect. Once the election is made and for the duration of such election, we may only grant the type of approved 102 Option elected for to all prospective grantees of approved options under the ISOP.

In order for 102 Options to be treated as approved under the applicable Israeli tax ordinance, all options granted under the ISOP and/or shares allocated or issued on exercise of options and/or other shares received subsequently following realisation of rights (including bonus issues) shall be allocated or issued to a trustee nominated by a committee and approved in accordance with the provisions of such shares, subject to any appropriate deduction for taxation on distribution of dividends and, as applicable, the provisions of the Israeli tax ordinance.

Compliance with laws

The rules of the ISOP provide that we shall obtain all necessary approvals under all applicable laws, for the ISOP, including U.S. securities laws and regulations.

Rights in respect of Common Stock

Options and any rights thereunder may not be assigned, transferred or given as collateral. During the period that approved 102 Options are or shares of common stock issued thereunder are held by the trustee of the ISOP, all rights are personal and cannot be transferred, assigned, pledged or mortgaged, other than by will or laws of decent and distribution.

Tax consequences and indemnity

Any tax consequences arising from the grant or exercise of any option or otherwise any event or act of the company, trustee or the option holder, shall be borne solely by the option holder and the option holder is bound to indemnify the company and the trustee accordingly. Upon receipt of any approved 102 Option, an Israeli participant will be required to sign an undertaking to release the trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation to the ISOP or any approved 102 Option or share of common stock granted to him/her thereunder. Furthermore, Israeli participants will be required to agree to indemnify us and/or the ISOP trustee and hold them harmless against and from any and all liability for any tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to such Israeli participant. With respect to any unapproved 102 Option, if the relevant Israeli participant ceases to be employed by our company, he shall be obliged to give us security or guarantee for the payment of tax due at the time of sale of any shares of common stock available under the option.

General

(a)	The ISOP shall be governed by and construed and enforced in accordance with the laws of Israel, provided that, to the extent required under law, all matters concerning option holders and the grant of options under the ISOP shall be subject to the tax laws of the state of Israel. The competent courts for the purposes of the ISOP shall be the courts of Tel Aviv-Jaffa.
(b)	With regards to approved 102 Options, the provisions of the 2006 Stock Plan and/or the ISOP and/or the relative award agreement shall be subject to the provisions of the applicable Israeli tax ordinance, the tax assessing officer’s permit and/or any pre-rulings obtained from the Israeli tax authorities.

Director Compensation

Our Directors did not receive compensation for their service on our Board of Directors in 2009. In March 2010, the Compensation Committee of the Board, in consultation with its outside compensation consultant, recommended a comprehensive compensation policy for directors, which the Board adopted. Under this policy, non-executive directors receive a $5,000 annual retainer fee, as well as meeting fees that range between $750 – $2,000 per meeting based on location and type. The Chairmen of Board committees shall receive an annual retainer of $1,500. In addition, upon recommendation of the Compensation Committee, the Board determined to award to each of Dr. Bauer, Mr. Kanter, Dr. McMurray and Mr. Brukardt a one-time option grant of 28,571 shares of common stock each to reflect the fact that these directors had not received any compensation or equity awards since 2007. The Board further established an annual option grant program for non-executive directors in the amount of 12,857 shares each. Such options will have a 10-year term, vest in equal installments over three years and have an exercise price equal to the average closing price on the applicable exchange for the 10-day trading period prior to the date of issuance. Such annual grant will be made each January 2nd or as soon as practical thereafter. The first such annual grants were made on January 12, 2011.

The following table provides director compensation information as of December 31, 2010.

Director Compensation Information

Name	Fees earned or paid in cash ($)	Option awards ($)		Total ($)
Gary Allan Brukardt	6,000	52,386	(1)	58,386
Alastair Clemow, Ph.D.	6,667	23,167	(2)	29,834
Joel Stephen Kanter	10,750	52,386	(1)	63,136
Stephen Devon McMurray, M.D.	8,000	52,386	(1)	60,386

(1)	Represents the fair value of options to purchase 28,571 shares of common stock under our 2006 Stock Plan at an exercise price of $8.19 per share. Such options have a 10-year term and vest in equal installments over three years. All options were outstanding at fiscal year end.
(2)	Represents the fair value of the option to purchase 12,857 shares of common stock under our 2006 Stock Plan at an exercise price of $8.19 per share granted to Dr. Alastair Clemow upon joining the Board in August 2010. Such options have a 10-year term and vest in equal installments over three years. All options were outstanding at fiscal year end.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the General Corporation Law of the State of Delaware, referred to herein as the DGCL. Our amended and restated certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors for any of the following:

•	Any transaction from which the director derived an improper personal benefit;

•	Acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or
•	Voting or assenting to unlawful payments of dividends or other distributions.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect to any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited in accordance with the DGCL.

In addition, our amended and restated certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

We intend to enter into, separate indemnification agreements with each of our officers and directors. These agreements, among other things, will require us to indemnify our officers and directors for certain expenses, including attorney’s fees, judgments, fines and settlement amounts incurred by an officer or director in any action or proceeding which the person provides services at our request, to the fullest extent permitted by Delaware law. We will not indemnify an officer or director, however, unless he or she acted in good faith, reasonably believed his or her conduct was in, and not opposed, to our best interests, and, with respect to any criminal action or proceeding, had no reason to believe his or her conduct was unlawful.

We maintain directors and officers liability insurance coverage for the benefit of our directors and officers. Such insurance is generally designed to respond to claims against company officers and directors alleging breach of duty. Subject to their terms, conditions, and exclusions, these policies respond to civil and criminal matters, including securities-related matters. Our company’s program structure consists of “standard” coverage, as well as “A-side difference in conditions” coverage. Standard coverage includes coverage for non-indemnifiable claims against individuals (“A-side claims”), indemnifiable claims against individuals (“B-side claims”), and securities claims (including securities claims against the corporate entity) (“C-side claims”). The separate A-side difference in conditions coverage responds only for non-indemnifiable claims. Subject to its terms, conditions, and exclusions, the A-side coverage responds when the underlying standard coverage fails to respond in certain situations. We believe our coverage is consistent with industry standards.

Equity Compensation Plan Information

The following table provides information as of December 31, 2010, about the common stock that may be issued upon exercise of options, warrants and rights under all of our equity compensation plans.

Plan Category	Number of shares to Be Issued Upon Exercise of Outstanding Options(1)	Weighted Average Exercise Price of Outstanding Options	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,172,755	$4.55	498,672
Equity compensation plans not approved by security holders(2)	30,879	$2.49	0

(1)	The number of shares is subject to adjustment in the event of stock splits and other similar events.
(2)	Options disclosed were issued to one individual outside our Incentive Plan. No executive compensation plan, other than the Incentive Plan, exists.

CERTAIN RELATIONSHIPS AND
RELATED TRANSACTIONS

Director and Officer Positions

Our directors have received stock option grants and reimbursement of certain expenses. See “Executive Compensation — Director Compensation” and “Executive Compensation — Employee Benefit and Stock Plans.” Two of our directors, Dr. Pearlman and Dr. Bauer, are also executive officers of our company. Each of Dr. Pearlman and Dr. Bauer has entered into an agreement with us and receives compensation thereunder. See “Executive Compensation — Employment Agreements and Consulting Arrangements.”

In September 2010, we extended the expiry date of certain warrants and options held by Dr. Andrew L. Pearlman, our President and Chief Executive Officer, from March 31, 2011 to March 31, 2016, consisting of (i) warrants to purchase 905,190 shares of common stock at an exercise price of $2.49 per share, (ii) warrants to purchase 35,922 shares of common stock at an exercise price of $0.04 per share, and (iii) options to purchase 182,806 shares of common stock at an exercise price of $2.49 per share. All of the other terms of these warrants and options remain the same.

In September 2010, we granted options to purchase 28,571 shares of common stock under our 2006 Stock Plan at an exercise price of $8.19 per share to each of Dr. Bauer, Mr. Kanter, Mr. Brukardt and Dr. McMurray, in recognition of their past service as non-executive directors of our company in 2008 and 2009 and for their continued service in 2010. Such options have a 10-year term and vest in equal installments over three years. We also granted options to purchase 12,857 shares of common stock at an exercise price of $8.19 per share to Dr. Alastair Clemow who joined the Board in August 2010. Such options also have a 10-year term and vest in equal installments over three years.

In September 2010, Dr. Eugene Bauer, our Chairman of the Board of Directors, exercised warrants to purchase 28,571 shares of common stock at an exercise price of US $2.49 per share ($71,000 aggregate exercise price) and used the cashless exercise mechanism to exercise additional warrants to purchase 57,147 shares. The fair market value of our common stock utilized to calculate the number of shares issued under such mechanism was the average closing price reported on the MEDU line for the ten trading days prior to the commitment to exercise, which equated to GBP 5.25 per share or, based on then-current exchange rates, $8.19. Using this cashless exercise method, Dr. Bauer was issued 39,786 shares and, together with the warrants exercised for cash, was issued a total of 68,357 shares of common stock as a result of these warrant exercises.

In September 2010, Dr. Stephen McMurray, a Director of our company, exercised warrants to purchase 30,559 shares of common stock and options to purchase 45,701 shares of common stock, each having an exercise price of US $2.49 per share using the cashless exercise mechanism. Based on the same cashless exercise pricing mechanism described above, Dr. McMurray was issued 21,275 shares as a result of the warrant exercise and 31,817 shares as a result of the option exercise, or 53,092 shares of common stock in total.

In September 2010, Mr. Joel Kanter, a Director of our company, and certain parties described in the section entitled “Principal Stockholders” exercised warrants and options. Mr. Kanter exercised options to purchase 45,701 shares of common stock at an exercise price of $2.49 per share, or an aggregate exercise price of $113,568, In addition, Chicago Investments, Inc. exercised warrants to purchase 402,306 shares of common stock at an exercise price of $0.02 per share, or an aggregate exercise price of $7,040, and exercised warrants to purchase an additional 30,559 shares at an exercise price of $4.10 per share, or an aggregate exercise price of $125,140. Chicago Private Investments, Inc. exercised warrants to purchase 0.1 shares of common stock at an exercise price of $8.75 per share, or an aggregate exercise price $0.75. CIBC Trust Company (Bahamas) Limited, as trustee, exercised warrants to purchase 87,405 shares of common stock at an exercise price of $2.49 per share, or an aggregate exercise price of $217,703.

In December 2010, Dr. Bauer exercised options with respect to 91,402 shares, using the cashless exercise mechanism, to acquire 56,859 shares of common stock. The fair market value of our common stock utilized to calculate the number of shares issued under such mechanism was the average closing price reported on the MEDU line for the then trading days prior to the commitment to exercise, which equated to GBP 4.24 per share, or based on then-current exchange rates, $6.58 per share.

In December 2010, Ms. Phyllis Bellin, our Director of Finance and Administration, exercised warrants with respect to 17,143 shares, using the same cashless exercise mechanism described above for Dr. Bauer’s December 2010 exercise, to acquire 10,664 shares of common stock.

In December 2010, Dr. Baruch Stern, our Chief Scientific Officer, exercised warrants for 11,429 shares of common stock at an exercise price of $0.02 per share.

In January 2011, pursuant to the previously-adopted director compensation plan, we issued 12,857 options to each of our non-executive directors, Mr. Kanter, Dr. McMurray, Mr. Brukardt and Dr. Clemow. Such options have a ten-year term and an exercise price of $6.55 per share. Such options vest in equal installments over three years.

Lease of Property

Through an oral arrangement, we use corporate headquarters space in Vienna, Virginia leased by Chicago Investments, Inc. (CII). Joshua S. Kanter, Joel Kanter’s brother, is the President and is a director of CII. We reimburse CII for certain costs related to our use of the space, such as postage, phone services and the like. We do not pay any rent to CII.

Sales of Securities

Directors and their related parties have from time to time purchased our unregistered shares of common stock or unregistered convertible notes on the same terms and at the same per security prices as offered to third parties.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of February 11, 2011, and as adjusted to reflect the sale of the shares of common stock in this offering and the other adjustments discussed below, by the following:

•	Each of our directors and named executive officers;
•	All of our directors and executive officers as a group; and
•	Each person or group of affiliated persons, known to us to beneficially own 5% or more of our outstanding common stock.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise indicated, the stockholders listed in the table have sole voting and investment power with respect to the shares indicated.

The table below lists the number of shares and percentage of shares beneficially owned prior to this offering based on 5,387,457 shares of common stock issued and outstanding as of February 11, 2011 (including shares represented by depository interests held by Capita IRG Trustees Limited). The table also lists the number of shares and percentage of shares beneficially owned after this offering based on 8,952,457 shares of common stock outstanding upon completion of this offering, assuming no exercise by the underwriters of their over-allotment option and after giving effect to the following assuming a public offering price of $6.00 per share of common stock and corresponding .25 Warrant, which is the midpoint of the estimate initial offering price range set forth on the cover of this prospectus:

•	The automatic conversion of all of our outstanding 2009 Debentures into an aggregate of 158,333 shares of common stock upon the completion of this offering and the issuance of warrants to purchase 71,250 shares of common stock in connection with such conversion;
•	The automatic conversion of all of our outstanding 2010 Debentures into an aggregate of 906,667 shares of common stock upon the completion of this offering (based on the currency exchange ratio of $1.62 to one British Pound Sterling as of February 11, 2011); and
•	No exercise of warrants or options outstanding on the date of this prospectus, except as specifically set forth herein.

For purposes of the table below, we treat shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days after February 11, 2011 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of the person, but we do not treat the shares as outstanding for the purpose of computing the percentage ownership of any other stockholder.

Except as otherwise set forth below, the address of each of the persons or entities listed in the table is c/o Medgenics, Inc., 8000 Towers Crescent Drive, Suite 1300, Vienna, Virginia 22182.

Name	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After the Offering
	Number	Percentage	Number	Percentage
Named Executive Officers and Directors
Eugene Bauer(1)	272,745	5.0%	272,745	3.0%
Phyllis Bellin(2)	51,605	1.0%	51,605	*
Stephen Bellomo(3)	43,451	*	43,451	*
Gary Brukardt(4)	164,524	3.0%	164,524	1.8%
Alastair Clemow	-0-	*	-0-	*
Joel Kanter(5)	209,700	3.8%	209,700	2.4%
Stephen McMurray(6)	105,920	2.0%	105,920	1.2%
Andrew Pearlman(7)	1,227,845	18.7%	1,227,845	12.3%
Baruch Stern(8)	76,622	1.4%	76,622	*
Directors and Executive Officers As a group(9)	2,152,412	30.4%	2,152,412	20.6%
5% Stockholders
Estate of Lord Leonard Steinberg (deceased)(10) Beryl Steinberg 20 Carrwood, Halebarns, Cheshire WA15 0EE	698,984	12.6%	698,984	7.8%
Platinum Montaur Life Sciences I LLC(11) Carnegie Hall Tower 152 West 57th Street, 54th Floor New York, New York 10019	297,111	5.4%	297,111	3.3%
Vision Opportunity Master Fund Ltd(12) 20W 55th Street, 5th Floor New York, New York 10019	480,799	8.5%	480,799	5.3%
River Charitable Remainder Unitrust f/b/o Isaac Blech(13) 75 Rockefeller Center 29th Floor New York, New York 10019	717,690	11.8%	717,690	7.9%
CIBC Trust Company (Bahamas) Limited(14) Goodman’s Bay Corporate Centre Ground Floor West Bay Street P.O. Box N-3933 Nassau, Bahamas	365,955	6.7%	365,955	4.1%
Joshua Kanter(15) 7090 Union Park Avenue Suite 460 Salt Lake City, Utah 84047	657,036	12.0%	657,036	7.4%
Chicago Investments, Inc.(16) 8000 Towers Crescent Drive Suite 1300 Vienna, Virginia 22182	639,151	11.9%	639,151	7.2%

*	Represents less than 1%.

(1)	Includes 82,327 options at $7.35 per share expiring on 11/14/12 and 57,142 shares of restricted common stock, the restrictions on which will lapse with respect to 25% of the shares in October 2012, with respect to an additional 25% of the shares in October 2013 and with respect to the remainder in October 2014.
(2)	Includes 30,468 options at $2.49 per share expiring on 5/11/11 and 10,473 options at $7.35 per share expiring on 11/14/12.
(3)	Includes 42,783 options at $4.10 per share expiring on 5/16/12, and 668 options at $7.35 per share expiring on 11/14/12.
(4)	Includes 45,701 options at $2.49 per share expiring on 9/18/11, 26,705 options at $7.35 per share expiring on 11/14/12, and 60,507 warrants having an exercise price of $2.49 per share and expiring on 6/21/11.
(5)	Included in the interests of Joel Kanter are his interests in:
(i)	71,349 shares of common stock, 5,624 shares issuable upon assumed conversion of 2009 Debentures and related warrants, 22,666 shares issuable upon assumed conversion of 2010 Debentures, and 2,754 warrants having an exercise price of $8.75 per share and expiring on 2/13/12 and 10,714 warrants having an exercise price of GBP 5.60 and expiring on 9/22/15 held by the Kanter Family Foundation, an Illinois not-for-profit corporation of which Joel Kanter is the President and is a Director and over which he exercises sole voting and investment control, but he disclaims any and all beneficial ownership of securities owned by such entity;
(ii)	1,375 shares of common stock held by Windy City, Inc., closely-held corporation of which Joel Kanter is the President and is a Director and over which he exercises sole voting and investment control, but he disclaims any and all beneficial ownership of securities owned by such entity; and
(iii)	48,803 options at $7.35 per share expiring on 3/30/11.
(6)	Includes 33,052 options at $7.35 per share expiring on 11/14/12 and 1,873 shares issuable upon assumed conversion of 2009 Debentures and related warrants.
(7)	Includes 182,806 options at $2.49 per share expiring on 3/30/16, 68,552 options at $7.35 per share expiring on 11/14/12 and 905,190 warrants having an exercise price of $2.49 per share and expiring on 3/31/16 held directly by Dr. Pearlman. Also includes 94 shares of common stock held by Dr. Pearlman’s wife and 1,719 shares of common stock and 35,922 warrants having an exercise price of $0.0002 per share expiring on 3/31/16 held by ADP Holding, an entity controlled by Dr. Pearlman.
(8)	Includes 48,895 options at $2.49 per share expiring on 5/11/11 and 16,298 options at $7.35 per share expiring on 11/14/12.
(9)	Footnotes (1) through (8) are incorporated herein.
(10)	Includes 32,741 warrants having an exercise price of $5.74 per share and expiring on 5/31/12, 21,828 warrants having an exercise price of $5.74 per share and expiring on 12/4/12, 23,783 warrants having an exercise price of $6.79 per share and expiring on 12/4/12, and 12,857 warrants having an exercise price of $8.75 per share and expiring on 1/30/12 and 63,747 shares issuable upon assumed conversion of 2009 Debentures and related warrants.
(11)	Includes 45,838 warrants having an exercise price of $5.74 per share and expiring on 8/13/12 and 45,838 warrants having an exercise price of $5.74 per share and expiring on 12/4/12.
(12)	Includes 201,691 warrants having an exercise price of $2.49 per share and expiring on 3/31/11 and 76,398 warrants having an exercise price of $4.10 per share and expiring on 10/23/11.
(13)	Includes 487,333 shares issuable upon assumed conversion of 2010 Debentures and 230,357 warrants having an exercise price of GBP 5.60 and expiring on 9/22/15.
(14)	Includes 304,719 shares of common stock, 14,999 shares issuable upon assumed conversion of 2009 Debentures and related warrants, 22,666 shares issuable upon assumed conversion of 2010 Debentures, 12,857 warrants having an exercise price of $8.75 per share and expiring on 1/30/12 and 10,714 warrants having an exercise price of GBP 5.60 and expiring on 9/22/15 held by CIBC Trust Company (Bahamas) Limited (“CIBC”), as trustee of a trust (the “CIBC Trust”). Sole voting and investment control of our common stock owned by the CIBC Trust is vested in CIBC as trustee of the CIBC Trust.

(15)	Included in the interests of Joshua Kanter are his interests in:
(i)	598,089 shares of our common stock, 24,372 shares issuable upon assumed conversion of 2009 Debentures and related warrants, 11,333 shares issuable upon assumed conversion of 2010 Debentures, and 5,357 warrants having an exercise price of GBP 5.60 and expiring on 9/22/15 held by Chicago Investments, Inc. (“CII”). Sole voting and investment control of our common stock owned by CII is vested in Joshua Kanter (who is the brother of Joel Kanter), as President and a Director of CII, but he disclaims any and all beneficial ownership of securities owned by such entity; and
(ii)	6,870 shares of our common stock held by Chicago Private Investments, Inc (“CPI”). Sole voting and investment control of our common stock owned by CPI is vested in Joshua Kanter, as President and a Director of CPI, but he disclaims any and all beneficial ownership of securities owned by such entity.
(16)	The shares of common stock owned by CII are also included in the ownership of Joshua Kanter described above.

DESCRIPTION OF CAPITAL STOCK

The following description of the material terms of our capital includes a summary of specified provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws. This description also summarizes relevant provisions of the General Corporation Law of the State of Delaware, which we refer to as the DGCL. The terms of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and the terms of the DGCL are more detailed than the general information provided below. Therefore, please carefully consider the actual provisions of these documents, which have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part, and the DGCL.

General

Our authorized capital stock currently consists of 100,000,000 shares of common stock, par value $0.0001 per share. We do not have any preferred stock outstanding or authorized. Prior to the reverse stock split, our authorized capital consisted of 500,000,000 of common stock, par value $0.0001 per share.

Description of Common Stock

As of February 11, 2011, there were 5,387,457 shares of common stock issued and outstanding held of record by 390 stockholders.

Holders of common stock are entitled to one vote per share on matters on which our stockholders vote. There are no cumulative voting rights. Holders of common stock are entitled to receive dividends, if declared by our Board of Directors, out of funds that we may legally use to pay dividends. If we liquidate or dissolve, holders of common stock are entitled to share ratably in our assets once our debts are paid. Our Amended and Restated Certificate of Incorporation does not provide the common stock with any redemption, conversion or preemptive rights. All shares of common stock that are outstanding as of the date of this prospectus and, upon issuance and sale, all shares we are selling in this offering and all shares into which the 2009 Debentures and the 2010 Debentures will convert, will be fully-paid and nonassessable.

In February 2011, we effected a 1-for-35 reverse stock split upon the approval of our stockholders and board of directors. Unless otherwise indicated, all amounts and corresponding conversion price and/or exercise price data set forth in this prospectus have been adjusted to give effect to the reverse stock split.

Warrants to Be Issued in this Offering

In connection with the purchase of each share of common stock, we will also issue a .25 Warrant. Each full Warrant entitles the registered holder to purchase one share of our common stock at a price equal to 120% of the offering price of a share of common stock and corresponding .25 Warrant. The Warrants may only be exercised for cash. The Warrants will expire five years from the date of this prospectus at 5:00 p.m., New York City time. We may call the Warrants for redemption as follows:

•	at a price of $0.01 for each Warrant at any time while the warrants are exercisable, so long as a registration statement relating to the common stock issuable upon exercise of the Warrants is effective and current;
•	upon not less than 30 days prior written notice of redemption to each Warrant holder; and
•	if, and only if, the reported last sale price of the commons tock equals or exceeds $ per share (200% of the offering price of a share of common stock and corresponding .25 Warrant in this offering) for any 20 trading days within a 30 consecutive trading day period ending on the third business day prior to the notice of redemption to Warrant holders.

If the foregoing conditions are satisfied and we call the Warrants for redemption, each Warrant holder will then be entitled to exercise his or her Warrant prior to the date scheduled for redemption. However, there can be no assurance that the price of the common stock will exceed the call price or the Warrant exercise price after the redemption call is made.

The Warrants will be issued in registered form under a warrant agreement between Corporate Stock Transfer, Inc., as warrant agent, and us. You should review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the Warrants.

The exercise price and number of shares of common stock issuable on exercise of the Warrants may be adjusted in certain circumstances, including but not limited to in the event of a stock split, stock dividend, recapitalization, reorganization, merger or consideration. However, the Warrants will not be adjusted for the issuances of common stock or securities convertible or exercisable into common stock at a price below the then current exercise price of the Warrants.

The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the Warrant agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us or by wire transfer of immediately available funds to an account designated by us, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their Warrants and received shares of common stock. After issuance of shares of common stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No Warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the Warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrants. Under the terms of the Warrant agreement, we have agreed to meet these conditions and use our best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the Warrants until the expiration of the Warrants. However, we cannot assure you that we will be able to do so, and if we do not maintain a current prospectus related to the common stock issuable upon exercise of the Warrants, holders will be unable to exercise their Warrants and we will not be required to settle any such Warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the Warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the Warrants reside, we will not be required to net cash settle or cash settle the Warrant exercise, the Warrants may have no value, the market for the Warrants may be limited and the Warrants may expire worthless.

Anti-Takeover Effects of Delaware Law

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder.
•	upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or
•	at or after the time the stockholder became interested, the business combination was approved by the Board of Directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock in the U.S. will be Corporate Stock Transfer, Inc. Capita Registrars will remain our transfer agent for our common stock in the United Kingdom.

Listing

We have applied for listing our common stock and Warrants on the NYSE Amex. If we are admitted to listing on the NYSE Amex our common stock and Warrants will begin trading on or promptly after the effective date. Our common stock remains listed on the AIM Market, under the symbols MEDU and MEDG.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market in the United States for our securities, and we cannot assure you that a significant public market for our securities will develop or be sustained after this offering. As described below, 1,477,264 shares currently outstanding will not be available for sale immediately after this offering due to certain contractual and securities law restrictions on resale. Sales of substantial amounts of our common stock in the public market after these restrictions lapse could cause the prevailing market price to decline and limit our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of 8,952,457 shares of common stock (9,327,457 shares if the underwriters’ over-allotment option is exercised in full). In addition, we have reserved:

•	3,154,654 shares for issuance in connection with warrants outstanding as of February 11, 2011, which includes reservation of 133% of the number of shares exercisable under the warrants issued in connection with the 2010 Debentures;
•	1,203,634 shares for issuance in connection with options outstanding as of February 11, 2011, of which options to purchase 858,336 shares were exercisable as of such date;
•	625,000 shares for issuance in connection with the Warrants sold in this offering;
•	71,250 shares for issuance in connection with the warrants to be issued to the holders of the 2009 Debentures and to Newbridge Securities Corporation, the placement agent in connection with the original issuance of the 2009 Debentures, as part of the automatic conversion of the 2009 Debentures (see “— Convertible Notes”); and
•	498,672 shares available for issuance in connection with our 2006 Stock Incentive Plan.

Of these shares, the 2,500,000 shares sold in this offering (2,875,000 shares if the underwriters’ over-allotment option is exercised in full) and the 625,000 shares of common stock underlying the Warrants sold in this offering (718,750 shares if the underwriters’ over-allotment option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act, except for any shares that are acquired by affiliates as that term is defined in Rule 144 under the Securities Act, or Rule 144. Shares of common stock held by our affiliates and our officers and directors are “restricted securities” as that term is defined in Rule 144. Restricted securities may be sold in the public market only if registered or if an exemption from registration is available, including the exemption provided by Rule 144 or Rule 701 under the Securities Act, each of which is summarized below. Upon the completion of this offering and the concurrent transactions, 1,477,264 shares of our common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the reporting requirements under the Exchange Act for at least 90 days a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned restricted shares of our common stock for at least twelve months (or six months, provided that such sale occurs after we have been subject to the reporting requirements under the Exchange Act for at least 90 days) would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of shares of our common stock then outstanding; or
•	the average weekly trading volume of shares of our common stock on the NYSE Amex during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. As of February 11, 2011, our affiliates owned 651,679 shares of common stock.

Rule 701

Under Rule 701, common stock acquired upon the exercise of certain currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not subject to lock-up agreements, (a) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144, and (b) by affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the holding period requirement of Rule 144. The Rule 701 shares held by our executive officers, directors and certain of our stockholders are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of the contractual lock-up agreements. The underwriters may release all or any portion of the securities subject to lock-up agreements.

Currently Outstanding Warrants

There were warrants to purchase 2,998,022 shares of common stock outstanding as of February 11, 2011. These warrants are in addition to the Warrants to be issued in this offering. All of the warrants outstanding as of February 11, 2011 are currently exercisable, do not carry any voting rights and, except as specified below, are not transferable without our consent.

The following is a summary description of our warrants outstanding:

•	Warrants to purchase 39,711 shares for nominal consideration, with warrants to purchase 3,789 shares expiring on March 31, 2011 and warrants to purchase 35,922 shares expiring on March 31, 2016. These warrants were issued in connection with a recapitalization of our company in 2006. These warrants may be exercised in whole only and not in part.
•	Warrants to purchase 34,288 shares at an exercise price of $0.02 per share and warrants to purchase 34,288 shares at an exercise price of $2.48, each expiring on March 31, 2011, and warrants to purchase an additional 905,190 shares at an exercise price of $2.48 expiring on March 31, 2016. These warrants were issued in connection with a recapitalization of our company in 2006. These warrants contain a cashless exercise feature, which allows the warrant holder to pay the exercise price of the warrant by forfeiting a portion of the exercised warrant shares with a value equal to the aggregate exercise price. These warrants contain weighted-average down-round protection provisions and piggy-back registration rights.
•	Warrants to purchase 91,678 shares at an exercise price of $5.74 per share, with warrants to purchase 45,839 shares expiring on August 13, 2012 and warrants to purchase 45,839 shares expiring on December 4, 2012. These warrants were issued to Platinum Montaur Life Sciences I LLC in connection with an investment in our company. These warrants contain a cashless exercise feature, which allows the warrant holder to pay the exercise price of the warrant by forfeiting a portion of the exercised warrant shares with a value equal to the aggregate exercise price. These warrants contain weighted-averaged down-round protection provisions. These warrants also contain a restriction prohibiting the holder from exercising to the extent that holder and its associates would beneficially own over 9.99% of the then outstanding shares of our common stock. These warrants also contain piggy-back registration rights and may be transferred without our consent in certain circumstances.
•	Warrants to purchase 1,356,817 shares at exercise prices ranging from $2.48 to $6.79 and having expiration dates ranging from March 31, 2011 to December 4, 2012. These warrants were issued in connection with investments in our company in various private placement transactions. These warrants contain a cashless exercise feature, which allows the warrant holder to pay the exercise price of the warrant by forfeiting a portion of the exercised warrant shares with a value equal to the aggregate exercise price. These warrants contain weighted-averaged down-round protection provisions and piggy-back registration rights.

•	Warrants to purchase 15,234 shares at an exercise price of $2.48 per share expiring March 31, 2011 and warrants to purchase 11,370 shares at an exercise price of $3.19 per share expiring September 13, 2015. These warrants were issued to consultants in lieu of fees. This warrants may be exercised in whole only and not in part. These warrants do not have a cashless exercise feature, down-round protection provisions or registration rights.
•	Warrants to purchase 34,804 shares at an exercise price of $8.75 per share, with warrants to purchase 32,049 shares expiring on January 30, 2012 and warrants to purchase 2,755 shares expiring on February 13, 2012. These warrants were issued in connection with a warrant repricing program that we conducted in early 2009. These warrants contain a cashless exercise feature, which allows the warrant holder to pay the exercise price of the warrant by forfeiting a portion of the exercised warrant shares with a value equal to the aggregate exercise price, but do not have down-round protection provisions or registration rights.
•	Warrants to purchase 474,642 shares at an exercise price of $9.07 per share expiring September 22, 2015. These warrants were issued in connection with the issuance of the 2010 Debentures. These warrants contain a cashless exercise feature, which allows the warrant holder to pay the exercise price of the warrant by forfeiting a portion of the exercised warrant shares with a value equal to the aggregate exercise price. These warrants contain full ratchet down-round protection provisions. As a result, upon consummation of this offering the exercise price will be reduced to the price per share of common stock sold in this offering.

Convertible Notes

2009 Debentures

During the period June 2009 through September 5, 2009, we issued a series of convertible promissory notes in the aggregate principal amount of $570,000, which we refer to as the 2009 Debentures. The 2009 Debentures are unsecured obligations of our company with a maturity date two years from the date of issuance (ranging from June 16, 2011 to September 15, 2011) and currently accrue interest at the rate of 10% per annum.

The 2009 Debentures (including any accrued interest) will automatically convert into 158,333 shares of our common stock at the closing of this offering, assuming an initial offering price of $6.00 per share of common stock and corresponding .25 warrant, the midpoint of the range set forth on the cover page of this prospectus. Upon such conversion, we will issue the holders five-year warrants to purchase 55,417 shares of common stock in the aggregate at an exercise price of $6.60 per share. In addition, Newbridge Securities Corporation, the placement agent in connection with the 2009 Debentures, has the right to receive, as partial compensation for its services in connection with the offering of the 2009 Debentures and their consequent conversion, a warrant exercisable for 15,833 shares, representing a number of shares of common stock equal to 10% of the number of shares into which the 2009 Debentures will convert upon the closing of this offering.

2010 Debentures

On September 22, 2010, we issued a series of convertible promissory notes in the aggregate principal amount of $4,000,000, which we refer to as the 2010 Debentures. The 2010 Debentures are unsecured obligations of our company with a maturity date of September 22, 2011 and currently accrue interest at 4% per annum. In connection with the issuance of the 2010 Debentures, we issued to the purchasers of such 2010 Debentures warrants to purchase 428,571 shares of common stock in the aggregate.

The 2010 Debentures (including any accrued interest) will automatically convert into 571,428 shares of our common stock at the closing of this offering, assuming an offering price of $6.00 per share of common stock and corresponding .25 Warrant, which is the midpoint of the range set forth on the cover page of this prospectus.

Registration Rights

Certain holders of our common stock, including the holders of shares of our common stock issued upon the conversion of our outstanding 2009 Debentures and 2010 Debentures upon completion of this offering, have rights, under the terms of the purchase agreements between us and these holders, to require us to file registration statements under the Securities Act, subject to limitations and restrictions, or request that their shares be covered by a registration statement that we are otherwise filing, subject to specified exceptions.

Certain additional holders of our common stock have also been granted “piggyback” registration rights. These rights entitle the holders who so elect to be included in registration statements to be filed by us. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration.

Expenses of Registration

We will pay all registration expenses related to any demand or piggyback registration, other than underwriting discounts and commissions and any professional fees or costs of accounting, financial or legal advisors to any of the holders of registrable securities.

Indemnification

The outstanding registration right agreements contain customary cross-indemnification provisions, under which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and each selling stockholder is obligated to indemnify us for material misstatements or omissions in the registration statement due to information provided by such stockholder provided that such information was not changed or altered by us.

Form S-8 Registration Statements

Prior to the expiration of the lock-up period, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2006 Stock Incentive Plan. See “Executive Compensation — Equity Compensation Plan Information” for additional information. Subject to the lock-up agreements described below and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

UNDERWRITING

We have entered into an underwriting agreement with Roth Capital Partners, LLC, acting as the representative of the underwriters named below, with respect to the shares of common stock subject to this offering. Subject to certain conditions, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the number of shares of common stock and corresponding Warrants provided below opposite their respective names.

Underwriters	Number of Shares of Common Stock	Number of Warrants
Roth Capital Partners, LLC
Maxim Group LLC
Total

The underwriters are offering the shares of common stock and corresponding Warrants, subject to their acceptance of the securities from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the securities offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the securities if any such securities are taken. However, the underwriters are not required to take or pay for the securities covered by the underwriters’ over-allotment option described below.

Over-Allotment Option

We have granted the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an aggregate of 375,000 additional shares of common stock and the corresponding 93,750 Warrants to cover over-allotments, if any, at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the securities offered by this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of common stock and corresponding Warrants proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock and corresponding Warrants to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $ per share of common stock and corresponding .25 Warrant. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $     per share of common stock and corresponding .25 Warrant to certain brokers and dealers. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase securities.

	Fee Per Share of Common Stock and Corresponding .25 Warrant(1)	Total Without Exercise of Over-Allotment	Total With Exercise of Over-Allotment
Public offering price		$	$
Discount		$	$

(1)	The fees do not include the over-allotment option granted to the underwriters or the corporate finance fee in the amount of 3.0% of the gross proceeds.

We estimate that expenses payable by us in connection with the offering of our common stock, other than the underwriting discounts and commissions referred to above, will be approximately $930,000, which includes $58,500 that we have agreed to reimburse the underwriters for the legal fees incurred by them in connection with the offering.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

Our executive officers, directors and certain of our stockholders have agreed to a 180-day “lock-up” from the effective date of this prospectus of shares of our common stock that they beneficially own, including the issuance of common stock upon the exercise of currently outstanding options and options which may be issued. This means that, for a period of 180 days following the effective date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative of the underwriters. The lock-up period described in the preceding paragraph will be extended if (1) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the lock-up period will be extended until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

The representative of the underwriters has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lockup agreements, the representative of the underwriters may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

In addition, the underwriting agreement provides that we will not, for a period of 180 days following the effective date of this prospectus, offer, sell or distribute any of our securities, without the prior written consent of the representative of the underwriters.

Listing

We have applied to list our common stock and the Warrants on the NYSE Amex under the trading symbols “MDGN” and “MDGN.W,” respectively.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by either exercising its over-allotment option and/or purchasing shares in the open market.
•	Syndicate covering transactions involve purchases of shares of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our securities. In addition, neither we nor the underwriters makes any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

No Public Market

Prior to this offering, there has not been a public market for our securities in the United States and the public offering price for our securities will be determined through negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market for our common stock will develop and continue after this offering.

Prior Engagements

In connection with our private placement of our 2010 Debentures, we paid $172,000 in cash commissions to Maxim Group LLC and issued a 5-year warrant to purchase 46,071 shares of our common stock at an initial exercise price per share of GBP 5.60.

Notice to Investors in the United Kingdom

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any such securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)  by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d)  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication by the issuer or the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any security in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase such securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

(a)  it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any of our securities in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

(b)  it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our securities in, from or otherwise involving the United Kingdom.

European Economic Area

In particular, this document does not constitute an approved prospectus in accordance with European Commission’s Regulation on Prospectuses no. 809/2004 and no such prospectus is to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (being the Directive of the European Parliament and of the Council 2003/71/EC and including any relevant implementing measure in each Relevant Member State) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of securities to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to such securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that the underwriters may, with effect from and including the Relative Implementation Date, make an offer of securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than 43,000,000 euros; and (3) an annual net turnover of more than 50,000,000 euros, as shown in the last annual or consolidated accounts; or
•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe such securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. For these purposes the units are “securities.”

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Barack Ferrazzano Kirschbaum & Nagelberg LLP. Joshua Kanter, who exercises sole investment or voting control over more than 5% of our outstanding common stock, is of counsel to such firm. In connection with the offering, Lowenstein Sandler PC advised the underwriters with respect to certain United States securities law matters.

EXPERTS

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, our independent registered public accounting firm, has audited our balance sheets as of December 31, 2009 and 2010, and the related statements of operations, changes in stockholders’ deficiency and cash flows for the years ended December 31, 2009 and 2010, as set forth in their report, which includes an explanatory paragraph relating to our ability to continue as a going concern. We have included our financial statements in this prospectus and in this registration statement in reliance on Kost Forer Gabbay & Kasierer’s report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the securities to be sold in this offering. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and the securities to be sold in this offering, we refer you to the registration statement and the exhibits and schedules attached to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits.

Upon the closing of this offering, we will be subject to the informational requirements of the Exchange Act and we intend to file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549, on official business days during the hours of 10:00 a.m. to 3:00 p.m.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

Our website address is www.medgenics.com. The information on, or accessible through, our website is not part of this prospectus.

GLOSSARY

The following is an explanation of technical terms used throughout this prospectus:

“ablated”	the destruction of the function of a biological tissue
“adenoviral vector”	a non-replicating adeno virus genetically modified to include a therapeutic gene, which it carries into the cells it infects. Adenoviral vectors can be produced in high titers, efficiently infect a broad range of cell types and can infect both dividing and non-dividing cells. These vectors are also widely reported to have toxic effects on the cells they infect and to be immunogenic due to the production of immunogenic viral proteins by cells transduced with this vector, which are recognized and attacked by the immune system
“adeno virus”	any of a group of DNA-containing viruses that typically cause intestinal infections, respiratory illnesses, conjunctivitis or upper respiratory tract infections in humans
“assay”	the analysis done to determine the presence of a substance and the amount of that substance
“autologous”	derived or transferred from the same individual's body
“BCM”	The Baylor College of Medicine, Houston, Texas
“Baxter”	collectively, Baxter Healthcare Corporation, Baxter Healthcare S.A. and Baxter Innovations AG
“Biopump”	an MO which has undergone ex vivo transduction with a vector
“Biopump Platform Technology”	collectively, our technology to provide protein therapy using autologous Biopumps, including the means to prepare and use them, harvesting tissue dermal samples, ex vivo transduction of tissue samples into Biopumps, reinsertion, dosing and ablation of Biopumps
“bolus injection(s)”	the injection of a drug(s) at high concentration/dosage level(s) in a brief time interval
“capsid”	the protein shell of a virus
“clean room”	A laboratory with a specially filtered air environment to reduce particle count to meet applicable standards
“CBER”	the FDA’s Center for Biologics Evaluation and Research
“Chief Scientist” or “OCS”	the office of the Chief Scientist of the Ministry of Industry, Trade and Tourism of the State of Israel
“CKD”	chronic kidney disease
“DNA”	deoxyribonucleic acid
“dosing”	giving of medicines in specific pre-measured quantities into a living being at determined intervals
“EPO”	Erythropoietin, a glycoprotein hormone that stimulates the production of red blood cells by stem cells in bone marrow, produced mainly by the kidneys
“EPODURE”	our provisional trade name of our proprietary technology for sustained production and delivery of EPO by means of a Biopump
“ESRD”	end stage renal disease

“ex vivo”	occurring outside the body, e.g. in a laboratory, often referring to a portion of the body, such as a tissue sample or organ that was removed from the body
“FDA”	U.S. Food and Drug Administration, the U.S. regulatory agency which grants approvals to market drugs, biologics and medical devices
“first generation adenoviral vector”	an adenoviral vector in which only a few viral genes have been deleted, leaving most genes in place
“G-CSF”	granulocyte colony-stimulating factor, a glycoprotein growth factor or cytokine produced by a number of different body tissues, but most importantly by white blood cells and bone marrow, to stimulate the bone marrow to produce and proliferate certain types of white blood cells that are critical to immune system function. G-CSF is frequently administered to patients with immune systems that have been weakened by cancer therapy or other disorders in order to bolster their immune system
“GLP”	Good Laboratory Practice, as in compliance with requirements of the FDA
“glycosylation”	the addition of glycosyl groups to a protein to form a glycoprotein. This natural process changes the three dimensional structure of the protein, which can alter the activity of the protein in the body
“GMP”	Good Manufacturing Practice — regulation of the control and management of manufacturing and quality control testing of foods and pharmaceutical products. Compliance with GMP includes documentation of every aspect of the process, activities and operations involved with drug and medical device manufacture. GMP further requires that all manufacturing and testing equipment have been qualified as suitable for use and that all operational methodologies and procedures (such as manufacturing, cleaning and analytical testing) utilized in the manufacturing process have been validated according to predetermined specifications in order to demonstrate that they can perform their intended function(s)
“gutless adenoviral vector”, “HDAd” or “Helper Dependent Adenoviral vector”	an adenoviral vector that has had all of the viral genes removed and therefore cells transduced with this vector are not capable of producing viral proteins. This vector is unable to replicate without a helper virus because its replication machinery has been removed, along with nearly everything else — save its ends, the therapeutic DNA and the DNA sequence that enables it to package the newly replicated DNA into new virus particles
“hematocrit”	the ratio of the volume occupied by packed red blood cells to the volume of the whole blood
“hemoglobin”	a protein that gives red blood cells their color and combines reversibly with oxygen and is thus very important in the transportation of oxygen to tissues
“half-life”	the time by which the concentration of a substance taken into the body has lost one half its concentration
“HCV”	hepatitis C virus

“helper virus”	a kind of virus used during production of gutless vectors, such as the gutless adenoviral vector. The helper virus produces missing viral proteins needed to produce the gutless adenoviral vector, which lacks the genes to make the proteins it needs
“hGH”	human Growth Hormone
“HEMODURE”	our provisional trade name of our proprietary technology for delivering Factor VIII by means of a Biopump
“IFN-α”	Interferon alpha — an interferon produced by white blood cells that inhibits viral replication and suppresses cell proliferation
“IND”	investigational new drug application process of the FDA
“INFRADURE”	our provisional trade name of our proprietary technology for delivering IFN-α by means of a Biopump
“interferons”	natural proteins produced by the cells of the immune system in response to challenges by foreign agents such as viruses, bacteria, parasites and tumour cells
“in vitro”	made to occur in a laboratory vessel (e.g. test-tube) or other controlled experimental environment rather than within a living organism or natural setting
“in vivo”	occurring within the body of an animal or person
“IRB”	Institutional Revenue Board
“MO”	micro organ, in the context of this prospectus, a toothpick-size sliver of dermal tissue that is harvested in such a way that it creates a unique tissue structure with long-term viability ex vivo. More generally, an MO can be made from other tissues, and need not necessarily be limited to dermal tissue
“neutropenia”	a potentially life-threatening hematological disorder characterized by an abnormally low number of a certain type of white blood cells
“NIH”	United States National Institute of Health
“NIS”	new Israeli Shekels, the official currency of Israel
“PRCA”	pure red cell aplasia; an autoimmune condition in which red blood cell precursors in a person’s bone marrow are nearly absent
“prophylactic”	a medication or a treatment designed and used to prevent a disease from occurring
“recombinant protein”	A protein whose amino acid sequence is encoded by a cloned gene
“reticulocyte”	an immature red blood cell produced in the bone marrow; all red blood cells arise from reticulocytes
“SCID mice”	severe combined immune deficiency mice, which are devoid of an active immune system, and which are used to enable in vivo testing of implanted or administered agents or drugs that otherwise would be rejected by test animals whose immune system is intact
“therapeutic window”	the desired range of concentration of a drug or agent in the patient’s blood, below which the drug undershoots (i.e. is ineffective) and above which the drug overshoots (i.e. there are safety issues)

“titer”	A measurement of the amount or concentration of a substance in a solution
“transduction”	the transfer of genetic material from one cell to another by viral infection
“University of Michigan”	the Regents of the University of Michigan
“vector”	A molecular mechanism for transferring genetic material into cells to transduce them, typically comprising genetically modified virus or non-viral sequences of DNA
“viral vector”	a type of virus used in protein therapy and in cancer therapy, which has been modified to include a gene of choice for transfer into target cells or tissue
“washing”	in the context of this prospectus, ex vivo processing of Biopumps in order to reduce the number of free vector particles to near zero, involving repeated cycles of agitation in the presence of fresh medium
“Yissum”	Yissum Research Development Company of the Hebrew University of Jerusalem

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

INDEX

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2009 and 2010	F-3 – F-4
Consolidated Statements of Operations for the years ended December 31, 2009 and 2010 and for the period from January 27, 2000 (inception) through December 31, 2010	F-5
Statements of Changes in Stockholders’ Equity (Deficit) for the period from January 27, 2000 (inception) through December 31, 2010	F-6 – F-14
Consolidated Statements of Cash Flows for the years ended December 31, 2009 and 2010 and for the period from January 27, 2000 (inception) through December 31, 2010	F-15 – F-16
Notes to the Consolidated Financial Statements	F-17 – F-48

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: +972 (4) 8654000 Fax: +972 (3) 5633434 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and stockholders of

MEDGENICS, INC.
(A Development Stage Company)

We have audited the accompanying consolidated balance sheets of Medgenics, Inc. (a development stage company) (“the Company”) and its subsidiary as of December 31, 2009 and 2010, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 2010 and for the period from January 27, 2000 (inception date) through December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2009 and 2010 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2010 and for the period from January 27, 2000 (inception date) through December 31, 2010, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1(b), the Company is in the development stage, has not yet generated revenues from the sale of the Company's products and is dependent on external sources for financing its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1(b). The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

As discussed in Note 2(p), the consolidated financial statements as of December 31, 2009 and for the year then ended, have been restated to reflect the accounting treatment for certain warrants with down-round protection issued to investors.

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Haifa, Israel
February 15, 2011

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31,
	Note	2009	2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	3	$470	$2,859
Accounts receivable and prepaid expenses	4	11	983
Total current assets		481	3,842
LONG-TERM ASSETS:
Restricted lease deposit and prepaid expenses	7(e)	39	46
Severance pay fund		261	318
		300	364
PROPERTY AND EQUIPMENT, NET	5	303	243
DEFERRED ISSUANCE EXPENSES		—	672
Total assets		$1,084	$5,121

The accompanying notes are an integral part of the consolidated financial statements.

MEDGENICS, INC. AND ITS SUBSIDIARY

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31,
	Note	2009 (*)	2010
LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
Trade payables		$947	$743
Advance payment	1(c)	783	—
Other accounts payable and accrued expenses	6	1,690	1,235
Convertible debentures	9	—	5,460
Total current liabilities		3,420	7,438
LONG-TERM LIABILITIES:
Accrued severance pay		991	1,087
Convertible debentures	9	1,013	—
Liability in respect of warrants	9	3,373	3,670
Total long-term liabilities		5,377	4,757
Total liabilities		8,797	12,195
COMMITMENTS AND CONTINGENCIES	7
STOCKHOLDERS' DEFICIT:	8
Common shares – $0.0001 par value; 500,000,000 shares authorized; 3,490,512 and 5,295,531 shares issued and outstanding at December 31, 2009 and 2010, respectively (**)		1	1
Additional paid-in capital		29,523	34,334
Receipts on account of shares		25	—
Deficit accumulated during the development stage		(37,262)	(41,409)
Total stockholders' deficit		(7,713)	(7,074)
Total liabilities and stockholders' deficit		$1,084	$5,121

(*)	Restated see Note 2(p).
(**)	After giving effect to a reverse stock split - See Note 12(a).

The accompanying notes are an integral part of the consolidated financial statements.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

		Year ended December 31		Period from January 27, 2000 (inception) through December 31, 2010 (*)
	Note	2009 (*)	2010
Research and development expenses		$2,267	$3,377	$24,455
Less – Participation by the Office of the Chief Scientist	2(l)	(488)	(705)	(4,433)
U.S. Government Grant	1(e)	—	(244)	(244)
Participation by third party	1(c)	(90)	(902)	(992)
Research and development expenses, net		1,689	1,526	18,786
General and administrative expenses		2,534	4,405	21,474
Other income:
Excess amount of participation in research and development from third party	1(c)	(327)	(2,577)	(2,904)
Operating loss		(3,896)	(3,354)	(37,356)
Financial expenses	11	3,055	846	4,977
Financial income	11	(10)	(55)	(568)
Loss before taxes on income		(6,941)	(4,145)	(41,765)
Taxes on income	10	1	2	73
Loss		$(6,942)	$(4,147)	$(41,838)
Dividend in respect of reduction in exercise price of certain Warrants		3	—
Loss attributable to Common stockholders		$(6,945)	$(4,147)
Basic and diluted loss per Common share (**)		$(2.06)	$(0.95)
Weighted average number of Common shares used in computing basic and diluted loss per share (**)		3,367,024	4,374,520

(*)	Restated see Note 2(p).
(**)	After giving effect to a reverse stock split - See Note 12(a).

The accompanying notes are an integral part of the consolidated financial statements.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
U.S. dollars in thousands (except share data)

	Old Common stock				Series A Preferred stock				Series B Preferred stock		Additional paid-in capital		Deferred Stock compensation	Deficit accumulated during the development stage	Total stockholders' equity (deficit)
	Shares (**)	Amount			Shares (**)	Amount			Shares (**)	Amount
Balance as of January 27, 2000 (inception)	—		$—		—		$—		—	$—	$—		$—	$—	$—
Issuance of Old Common stock in January and March 2000 at par value	59,133		( *)		—		—		—	—	—		—	—		( *)
Issuance of Old Common stock in August 2000 at $39.90 per share, net	12,512		—		—		—		—	—	500		—	—	500
Issuance of Old Common stock in respect of license agreement in August 2000 at par value	26,884			( *)	—		—		—	—	—		—	—		( *)
Loss	—		—		—		—		—	—	—		—	(681)	(681)
Balance as of December 31, 2000	98,529			( *)	—		—		—	—	500		—	(681)	(181)
Stock split effected as stock dividend	—			( *)	—		—		—	—		( *)	—	—	—
Issuance of Preferred stock in January 2001 at $49.35 per share, net	—		—		3,957			( *)	—	—	195		—	—	195
Issuance of Preferred stock in March and June 2001 at $58.45 per share, net	—		—		116,738			( *)	—	—	6,806		—	—	6,806
Deferred stock compensation	—		—		—		—		—	—	248		(248)	—	—
Amortization of deferred stock compensation	—		—		—		—		—	—	—		41	—	41
Stock based compensation expense related to options to consultants	—		—		—		—		—	—	511		—	—	511
Loss	—		—		—		—		—	—	—		—	(3,244)	(3,244)
Balance as of December 31, 2001	98,529	$	( *)		120,695	$	( *)		—	$—	$8,260		$(207)	$(3,925)	$4,128

(*)	Represents an amount lower than $1.
(**)	After giving effect to a reverse stock split — See Note 12(a).

The accompanying notes are an integral part of the consolidated financial statements.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
U.S. dollars in thousands (except share data)

	Old Common stock				Series A Preferred stock				Series B Preferred stock				Additional paid-in capital	Deferred Stock compensation	Deficit accumulated during the development stage	Total stockholders' equity (deficit)
	Shares (**)	Amount			Shares (**)	Amount			Shares (**)	Amount
Balance as of December 31, 2001	98,529	$	( *)		120,695	$	( *)		—		$—		$8,260	$(207)	$(3,925)	$4,128
Issuance of Preferred stock in October 2002 at $68.95 per share, net	—		—		—		—		76,476			( *)	5,264	—	—	5,264
Deferred stock compensation	—		—		—		—		—		—		64	(64)	—	—
Amortization of deferred stock compensation	—		—		—		—		—		—		—	67	—	67
Stock based compensation expenses related to options to consultants	—		—		—		—		—		—		371	—	—	371
Loss	—		—		—		—		—		—		—	—	(5,049)	(5,049)
Balance as of December 31, 2002	98,529	$		( *)	120,695	$		( *)	76,476	$		( *)	$13,959	$(204)	$(8,974)	$4,781

(*)	Represents an amount lower than $1.
(**)	After giving effect to a reverse stock split — See Note 12(a).

The accompanying notes are an integral part of the consolidated financial statements.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
U.S. dollars in thousands (except share data)

	Old Common stock				Series A Preferred stock				Series B Preferred stock				Additional paid-in capital		Deferred Stock compensation	Deficit accumulated during the development stage	Total stockholders' equity (deficit)
	Shares (**)	Amount			Shares (**)	Amount			Shares (**)	Amount
Balance as of December 31, 2002	98,529	$		(*)	120,695	$		(*)	76,476	$		(*)	$13,959		$(204)	$(8,974)	$4,781
Exercise of stock options	555			(*)	—		—		—		—			(*)	—	—		(*)
Issuance of Preferred stock in April and May 2003 at $70.00 per share, net	—		—		—		—		30,485			(*)	2,037		—	—	2,037
Deferred stock compensation	—		—		—		—		—		—		441		(441)	—	—
Amortization of deferred stock compensation	—		—		—		—		—		—		—		105	—	105
Stock based compensation expenses related to options to consultants	—		—		—		—		—		—		475		—	—	475
Loss	—		—		—		—		—		—		—		—	(5,038)	(5,038)
Balance as of December 31, 2003	99,084	$		(*)	120,695	$		(*)	106,961	$		(*)	$16,912		$(540)	$(14,012)	$2,360

(*)	Represents an amount lower than $1.
(**)	After giving effect to a reverse stock split — See Note 12(a).

The accompanying notes are an integral part of the consolidated financial statements.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
U.S. dollars in thousands (except share data)

	Old Common stock				Series A Preferred stock				Series B Preferred stock				Additional paid-in capital		Deferred Stock compensation	Deficit accumulated during the development stage	Total stockholders' equity (deficit)
	Shares (**)	Amount			Shares (**)	Amount			Shares (**)	Amount
Balance as of December 31, 2003	99,084	$		(*)	120,695	$		(*)	106,961	$		(*)	$16,912		$(540)	$(14,012)	$2,360
Exercise of stock options	364			(*)	—		—		—		—			(*)	—	—		(*)
Stock issued to service providers	952			(*)	—		—		—		—		10		—	—	10
Amortization of deferred stock compensation	—		—		—		—		—		—		—		540	—	540
Stock based compensation expenses related to options to consultants	—		—		—		—		—		—		347		—	—	347
Loss	—		—		—		—		—		—		—		—	(4,516)	(4,516)
Balance as of December 31, 2004	100,400	$		(*)	120,695	$		(*)	106,961	$		(*)	$17,269		$—	(18,528)	$(1,259)
Loss	—		—		—		—		—		—		—		—	(776)	(776)
Balance as of December 31, 2005	100,400	$		(*)	120,695	$		(*)	106,961	$		(*)	$17,269		$—	$(19,304)	$(2,035)

(*)	Represents an amount lower than $1.
(**)	After giving effect to a reverse stock split — See Note 12(a).

The accompanying notes are an integral part of the consolidated financial statements.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
U.S. dollars in thousands (except share data)

	Common stock				Old Common stock				Series A Preferred stock				Series B Preferred stock				Additional paid-in capital	Deficit accumulated during the development stage	Total stockholders' equity (deficit)
	Shares (**)	Amount			Shares (**)	Amount			Shares (**)	Amount			Shares (**)	Amount
Balance as of December 31, 2005	—		$—		100,400	$		(*)	120,695	$		(*)	106,961	$		(*)	$17,269	$(19,304)	$(2,035)
Conversion of Old Common stock, Series A and Series B Preferred stock into Common stock	282,452			(*)	(100,400)			(*)	(120,695)			(*)	(106,691)			(*)	(436)	436	—
Conversion of convertible Note into Common stock	342,368			(*)	—		—		—		—		—		—		1,795	—	1,795
Issuance of Common stock as settlement of debt in March 2006	75,235			(*)	—		—		—		—		—		—		96	—	96
Issuance of Common stock and warrants in March, April and June 2006 at $2.49 per share and warrants, Net	463,358			(*)	—		—		—		—		—		—		952	—	952
Issuance of Common stock and warrants in November and December 2006 at $4.10 per share and warrants, Net	476,736			(*)	—		—		—		—		—		—		1,615	—	1,615
Stock based compensation expense related to options and warrants granted to consultants and employees	—		—		—		—		—		—		—		—		1,161	—	1,161
Loss	—		—		—		—		—		—		—		—		—	(2,599)	(2,599)
Balance as of December 31, 2006	1,640,149	$		(*)	—		$—		—		$—		—		$—		$22,452	$(21,467)	$985

(*)	Represents an amount lower than $1.
(**)	After giving effect to a reverse stock split — See Note 12(a).

The accompanying notes are an integral part of the consolidated financial statements.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
U.S. dollars in thousands (except share data)

	Common stock				Additional paid-in capital		Deficit accumulated during the development stage	Total stockholders' equity
	Shares (**)	Amount
Balance as of December 31, 2006	1,640,149	$		(*)	$22,452		$(21,467)	$985
Issuance of Common stock and warrants in January 2007 at $4.10 per share and warrants, net	12,211			(*)	33		—	33
Issuance of Common stock and warrants in May, July and August 2007 at $5.74 per share and warrants, net	218,498			(*)	835		—	835
Exercise of warrants in July 2007	12,912			(*)	—		—	(*)
Issuance of Common stock to consultant in August 2007, net	3,492			(*)		(*)	—	—
Beneficial conversion feature embedded in convertible note	—		—		511		—	511
Issuance of Common stock and warrants in December 2007 at $6.65 – $7.35 per share and warrants, where applicable, net, related to the admission to AIM	1,086,665		1		4,497		—	4,498
Issuance cost due to obligation to issue 4,074 Common stock for consultant, net	—		—		(31)		—	(31)
Stock based compensation expense related to options and warrants granted to consultants and employees	—		—		347		—	347
Loss	—		—		—		(3,851)	(3,851)
Balance as of December 31, 2007	2,973,927		$1		$28,644		$(25,318)	$3,327

(*)	Represents an amount lower than $1.
(**)	After giving effect to a reverse stock split — See Note 12(a).

The accompanying notes are an integral part of the consolidated financial statements.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
U.S. dollars in thousands (except share data)

	Common stock			Additional paid-in capital		Receipts on account of shares	Deficit accumulated during the development stage	Total stockholders' equity (deficit)
	Shares (**)	Amount
Balance as of December 31, 2007	2,973,927	$1		$28,644		$—	$(25,318)	$3,327
Cashless exercise of warrants in January 2008	70,343		(*)		(*)	—	—	—
Issuance of Common stock to consultant in April 2008 at $7.70 per share	4,074		(*)	31		—	—	31
Exercise of warrants in December 2008	860		(*)		(*)	—	—	—
Stock based compensation related to options and warrants granted to consultants and employees	—	—		436		—	—	436
Receipts on account of stock in respect to exercise of warrants in January 2009	—	—		—		150	—	150
Dividend in respect of reduction in exercise price of certain Warrants	—	—		7		—	(7)	—
Loss	—	—		—		—	(4,992)	(4,992)
Balance as of December 31, 2008	3,049,204	$1		$29,118		$150	$(30,317)	$(1,048)

(*)	Represents an amount lower than $1.
(**)	After giving effect to a reverse stock split — See Note 12(a).

The accompanying notes are an integral part of the consolidated financial statements.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
U.S. dollars in thousands (except share data)

	Common stock			Additional paid-in capital	Receipts on account of shares	Deficit accumulated during the development stage	Total stockholders' equity (deficit)
	Shares (**)	Amount
Balance as of December 31, 2008	3,049,204	$1		$29,118	$150	$(30,317)	$(1,048)
Exercise of warrants in January and February 2009	315,023		(*)	389	(150)	—	239
Stock based compensation related to options granted to consultants and employees	—	—		520	—	—	520
Issuance of Common stock in October 2009, net at $3.50 per Share	126,285		(*)	364	—	—	364
Receipts on account of shares related to exercise of warrants in January 2010	—	—		—	25	—	25
Dividend in respect of reduction in exercise price of certain Warrants	—	—		3	—	(3)	—
Cumulative effect of reclassification of warrants from equity to liability due to application of ASC 815-40 (***)	—	—		(871)	—	—	(871)
Loss (***)	—	—		—	—	(6,942)	(6,942)
Balance as of December 31, 2009 (***)	3,490,512	$1		$29,523	$25	$(37,262)	$(7,713)

(*)	Represents an amount lower than $1.
(**)	After giving effect to a reverse stock split — See Note 12(a).
(***)	Restated See Note 2(p).

The accompanying notes are an integral part of the consolidated financial statements.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
U.S. dollars in thousands (except share data)

	Common stock			Additional paid-in capital		Receipts on account of shares	Deficit accumulated during the development stage	Total stockholders' equity
	Shares (**)	Amount
Balance as of December 31, 2009 (***)	3,490,512	$1		$29,523		$25	$(37,262)	$(7,713)
Exercise of options and warrants in January, May, September and December 2010	785,419		(*)	559		(25)	—	534
Stock based compensation related to options and warrants granted to consultants and employees	—	—		1,834		—	—	1,834
Issuance of Common stock in February 2010 at $4.38 per share to consultants	32,142		(*)	141		—	—	141
Issuance of Common stock in March 2010, net at $2.63 (GBP 1.75) per share	407,800		(*)	943		—	—	943
Issuance of Common stock in May 2010, net at $2.52 (GBP 1.75) per share	477,934		(*)	1,115		—	—	1,115
Issuance of Common stock in May 2010 at $3.43 (GBP 2.28) per share	5,502		(*)	19		—	—	19
Issuance of Common stock in August and September 2010 to consultants	39,080		(*)	164		—	—	164
Issuance of warrants in September 2010 to a consultant	—	—		36		—	—	36
Issuance of restricted Common stock in December 2010 to a director	57,142		(*)		(*)	—	—	—
Loss	—	—		—		—	(4,147)	(4,147)
Balance as of December 31, 2010	5,295,531	$1		$34,334		$—	$(41,409)	$(7,074)

(*)	Represents an amount lower than $1.
(**)	After giving effect to a reverse stock split — See Note 12(a).
(***)	Restated see Note 2(p).

The accompanying notes are an integral part of the consolidated financial statements.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31		Period from January 27, 2000 (inception) through December 31, 2010 (*)
	2009 (*)	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss	$(6,942)	$(4,147)	$(41,838)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	119	120	983
Loss from disposal of property and equipment	3	1	330
Issuance of shares as consideration for providing security for letter of credit	—	—	16
Stock based compensation related to options and warrants granted to employees and consultants	520	1,834	6,767
Interest and amortization of beneficial conversion feature of Convertible note	—	—	759
Change in fair value of convertible debentures and warrants	2,945	633	3,578
Accrued severance pay, net	83	39	769
Exchange differences on a restricted lease deposit	(2)	1	(1)
Exchange differences on a long term loan	—	—	3
Increase (decrease) in trade payables	66	(204)	743
Decrease (increase) in accounts receivable, prepaid expenses and deferred issuance expenses	111	(1,644)	(1,655)
Increase (decrease) in other accounts payable, accrued expenses and advance payment	1,405	(787)	1,782
Net cash used in operating activities	(1,692)	(4,154)	(27,764)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of property and equipment	—	—	173
Decrease (increase) in restricted lease deposit and prepaid lease payments	8	(8)	(45)
Purchase of property and equipment	(34)	(61)	(1,730)
Net cash used in investing activities	$(26)	$(69)	$(1,602)

(*)	Restated see Note 2(p).

The accompanying notes are an integral part of the consolidated financial statements.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31		Period from January 27, 2000 (inception) through December 31 2010
	2009	2010
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares, net	$364	$2,077	$24,112
Proceeds from exercise of options and warrants, net	264	534	948
Repayment of a long — term loan	—	—	(73)
Proceeds from long term loan	—	—	70
Issuance of a convertible debenture and warrants	570	4,001	7,168
Increase (decrease) in short-term bank credit	(53)	—	—
Net cash provided by financing activities	1,145	6,612	32,225
Increase (decrease) in cash and cash equivalents	(573)	2,389	2,859
Balance of cash and cash equivalents at the beginning of the period	1,043	470	—
Balance of cash and cash equivalents at the end of the period	$470	$2,859	$2,859
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$36	$117	$193
Taxes	$13	$14	$97
Supplemental disclosure of non-cash flow information:
Issuance expenses paid with shares	$—	$—	$310
Issuance of Common stock upon conversion of a convertible Note	$—	$—	$2,845
Issuance of Common stock and warrants to consultants as settlement of debt	$—	$451	$547

The accompanying notes are an integral part of the consolidated financial statements.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1: GENERAL

a.	Medgenics, Inc. (the “Company”) was incorporated in January 2000 in Delaware. The Company has a wholly-owned subsidiary, Medgenics Medical Israel Ltd. (formerly Biogenics Ltd.) (the “Subsidiary”), which was incorporated in Israel in March 2000. The Company and the Subsidiary are engaged in the research and development of products in the field of biotechnology and associated medical equipment and are thus considered development stage companies as defined in Accounting Standards Codification (“ASC”) topic number 915, “Development Stage Entities” (“ASC 915”) (originally issued as “FAS 7”).

On December 4, 2007 the Company's Common shares were admitted for trading on the AIM market of the London Stock Exchange (see note 8(d)21).

On November 8, 2010, the Company filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission (“SEC”) for the proposed initial public offering of its Common stock in the U.S. The number of shares of Common stock to be offered and the price range for the offering have not yet been determined. This registration statement has not yet become effective.

b.	The Company and the Subsidiary are in the development stage. As reflected in the accompanying financial statements, the Company incurred a loss during the year ended December 31, 2010 of $4,147 and had a stockholders’ deficit of $7,074 and working capital deficit of $3,596 as of December 31, 2010. The Company and the Subsidiary have not yet generated revenues from product sale. The Company has begun generating income from partnering on development programs and expects to continue to expand its partnering activity. Management’s plans also include seeking additional investments and commercial agreements to continue the operations of the Company and the Subsidiary. However, there is no assurance that the Company will be successful in its efforts to raise the necessary capital and/or reach such commercial agreements to continue its planned research and development activities. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments with respect to the carrying amounts of assets and liabilities and their classification that might result from the outcome of this uncertainty.
c.	On October 22, 2009 (“Effective Date”) the Company signed a preclinical development and option agreement which was amended in December 2009 (the “Agreement”), with a major international healthcare company (the “Healthcare company”) that is a market leader in the field of hemophilia. The Agreement included funding for preclinical development of the Company’s Biopump protein technology to produce and deliver the clotting protein Factor VIII (“FVIII”) for the sustained treatment of hemophilia.

Under the terms of the Agreement, the Company was entitled to receive up to $4,100 to work exclusively with the Healthcare company for one year ended October 22, 2010 (“Standstill period”) to develop a Biopump to test the feasibility of continuous production and delivery of this clotting protein.

The Company recognized income in its Statements of Operations based on hours incurred assigned to the project. The excess of the recognized amount received from the Healthcare company over the amount of research and development expenses incurred during the period for the Agreement is recognized as other income within operating income.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1: GENERAL  – (continued)

Funding for the Company's operations related to the development is based on an agreed amount for each Full Time Equivalent (“FTE”). FTE was agreed to be measured, by the parties, as 162 development hours. The amount to be paid for each FTE is not subject to actual costs incurred by the Company.

An additional payment of $2,500 was payable in the event of the Healthcare company’s exercise of an option to extend the exclusivity through an additional period to negotiate terms to commercialize the Biopump technology for FVIII.

If the two parties choose not to proceed to a full commercial agreement, the Company will receive all rights to the jointly developed intellectual property and will pay royalties to the Healthcare company at the rates between 5% and 10% of any future income arising from such intellectual property up to a maximum of ten times the total funds paid by the Healthcare company to the Company.

The Company estimated the value of the option to negotiate a future definitive agreement for the continuation of the development or for a sale, license or other transfer of the FVIII Biopump technology, at December 31, 2009 and 2010 as immaterial.

Through December 31, 2010, payments totaling $3,590 were received from the Healthcare company. As of December 31, 2010, an additional $306 was recorded as a receivable which was received in February 2011.

As of October 22, 2010, the Company and the Healthcare company agreed on a 6-month extension of the Agreement. During the extension period, the Company will assume the funding responsibilities and the Healthcare company will continue to have the exclusive option to negotiate a definitive agreement regarding a transaction related to the FVIII Biopump technology taking into account the relative contributions of the parties. Such option is exercisable, at the sole discretion of the Healthcare company, any time prior to the end of such 6-month period (April 22, 2011) upon payment to the Company of a $2,500 option fee.

d.	During 2010 the Subsidiary received approval for an additional Research and Development program from the Office of the Chief Scientist in Israel (“OCS”) for the period April 2009 through December 2010.

The approval allows for a grant of up to approximately $1,400 based on research and development expenses, not funded by others, of up to $2,300.

e.	In December 2010, the Company received a cash grant of $244 under the U.S. government’s Qualifying Therapeutic Discovery Project (QTDP) to fund its Biopump research and development costs incurred in 2009. The QTDP program was created by Congress as part of the Patient Protection and Affordable Care Act. The Company recorded the grant in 2010 as a reduction of research and development expenses.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

a.	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. The Company's management believes that the estimates and assumptions used are reasonable based upon information available at the time they are made. These estimates and assumptions can affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars

The majority of the Company and the Subsidiary's operations are currently conducted in Israel; however, it is anticipated that the majority of the Company's revenues will be generated outside Israel and will be denominated in U.S. dollars (“dollars”), and financing activities including loans, equity transactions and cash investments, are made mainly in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiary operate. Thus, the functional and reporting currency of the Company and the Subsidiary is the dollar.

Accordingly, transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been re-measured to dollars, in accordance with ASC 830, “Foreign Currency Matters” of the Financial Accounting Standards Board (“FASB”) (originally issued as FAS 52). All exchange gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and the Subsidiary. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents

The Company and the Subsidiary consider all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

e.	Property and equipment

Property and equipment are stated at cost net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

The annual rates of depreciation are as follows:

%
Furniture and office equipment	6 – 15	(mainly 15)
Computers and peripheral equipment	33
Laboratory equipment	15 – 33	(mainly 15)
Leasehold improvements	The shorter of term of the lease or the useful life of the asset

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES  – (continued)

f.	Impairment of long-lived assets

Long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment” (“ASC 360”) (originally issued as FAS 144), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. During the years ended December 31, 2009 and 2010 and for the period from January 27, 2000 (inception) through December 31, 2010, no impairment losses have been identified.

g.	Severance pay

The Subsidiary’s liability for severance pay is calculated pursuant to the Israeli severance pay law based on the most recent salary for the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month salary for each year of employment or a portion thereof. In addition, several employees are entitled to additional severance compensation as per their employment agreements. The Subsidiary’s liability for all of its employees is fully provided by an accrual and is mainly funded by monthly deposits with insurance policies. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes profits or losses as appropriate.

As part of employment agreements, the Company and certain of its employees agreed to the terms set forth in Section 14 of the Israeli Severance Pay Law, according to which amounts deposited in severance pay funds by the Company's subsidiary shall be the only severance payments released to the employee upon termination of employment, voluntarily or involuntarily. Accordingly, no additional severance pay accrual is provided in the Company's financial statements in connection with the severance liability of these employees.

Severance expenses for the years ended December 31, 2009 and 2010 and for the period from January 27, 2000 (inception) through December 31, 2010, amounted to $172, $96 and $1,498, respectively.

h.	Income taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”) (originally issued as FAS 109). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2010, a full valuation allowance was provided by the Company.

The Company also accounts for income taxes in accordance with ASC 740-10, “Accounting for Uncertainty in Income Taxes” (“ASC 740-10”) (originally issued as FIN 48). ASC 740-10 contains a two-step approach for recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740-10. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES  – (continued)

likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. No liability has been recorded as a result of the adoption of ASC 740-10 in 2007.

i.	Accounting for stock based compensation

On January 1, 2006, the Company adopted ASC 718, “Compensation-Stock Compensation” (“ASC 718”) (originally issued as FAS 123(R)) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors.

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations. Prior to the adoption of ASC 718, the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25.

The Company adopted ASC 718 using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company's fiscal year 2006. Under that transition method, compensation cost recognized in the years ended December 31, 2009 and 2010 includes compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of ASC 718. Results for prior periods have not been restated.

The Company recognized compensation expenses for awards granted subsequent to January 1, 2006 based on the straight line method over the requisite service period of each of the grants, net of estimated forfeitures. The Company estimated the fair value of stock options granted to employees and directors using the Binomial option pricing model.

During 2009, no options were granted to employees or directors of the Company. In 2010, the Company estimated the fair value of stock options granted to employees and directors using the Binominal options pricing model with the following assumptions:

2010
Dividend yield	0%
Expected volatility	66%
Risk-free interest rate	2.9%
Suboptimal exercise factor	1.5 – 2
Contractual life (years)	10

The Company uses historical data of traded companies to estimate pre and post vesting exit rate within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes.

The suboptimal exercise factor represents the value of the underlying stock as a multiple of the exercise price of the option which, if achieved, results in exercise of the option.

The risk-free interest rate assumption is based on observed interest rates appropriate for the term of the Company's employee stock options.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company applies ASC 718 and ASC 505-50, “Equity-Based Payments to Non-Employees” (“ASC 505-50”) (originally issued as EITF 96-18), with respect to options issued to non-employees. ASC 718 requires the use of option valuation models to measure the fair value of the options. The fair value of these options was estimated at grant date and at the end of each reporting period, using the Binomial option pricing model with the following assumptions:

	2009	2010
Dividend yield	0%	0%
Expected volatility	98%	85%
Risk-free interest rate	1.5%	1.2%
Contractual life (years)	1.3 – 4.9	2.1 – 10.0
j.	Loss per share

Basic loss per share is computed based on the weighted average number of Common shares outstanding during each year. Diluted loss per share is computed based on the weighted average number of Common shares outstanding during each year, plus the dilutive effect of options considered to be outstanding during each year, in accordance with ASC 260, “Earnings Per Share” (“ASC 260”) (originally issued as FAS 128).

In 2009 and 2010, all outstanding stock options and warrants have been excluded from the calculation of the diluted loss per Common share because all such securities were anti-dilutive for the periods presented.

k.	Research and development expenses

All research and development expenses are charged to the Statements of Operations as incurred. Grants from the OCS and the U.S. Government and participation from third-parties related to such Research and development expenses are offset against the expense at the later of when receipt is assured or the expenses are incurred.

l.	Grants and participation

Royalty-bearing grants from the OCS for funding approved research and development projects are recognized at the time the Subsidiary is entitled to such grants, on the basis of the costs incurred and are presented as a deduction from research and development expenses.

Participation from third parties in the Company's research and development operations relating to the FVIII Biopump is recognized at the time the Company is entitled to such participation from the third parties, and is presented as a deduction from the Company's research and development expenses.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Company recognizes income in its statements of operation as follows:

•	Standstill Payment and Development — in accordance with ASC 605-35 based on hours incurred assigned to the project. The excess of the recognized amount received from the Healthcare company over the amount of research and development expenses incurred during the period is recognized as other income within operating income.
•	Milestones — upon the achievement of the specific milestone.
•	Grants from the U.S. government’s QTDP for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and are presented as a deduction from research and development expenses.
m.	Concentrations of credit risks

Financial instruments that potentially subject the Company and the Subsidiary to concentrations of credit risk consist principally of cash and cash equivalents.

Cash and cash equivalents are invested in major banks in Israel, the United Kingdom and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s and the Subsidiary’s investments are institutions with high credit standing and accordingly, minimal credit risk exists with respect to these investments.

The Company has no off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

n.	Fair value of financial instruments

The carrying amount of cash and cash equivalents, accounts receivable, short term bank credit, accounts payable and accrued liabilities are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. The convertible debentures are presented at fair value.

Effective January 1, 2008, the Company adopted ASC 820, “Fair Value Measurements and disclosures” (“ASC 820”) (originally issued as FAS 157), and effective October 10, 2008, adopted FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES  – (continued)

As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 Inputs —	Quoted prices for identical instruments in active markets.
Level 2 Inputs —	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable.
Level 3 Inputs —	Valuation derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The financial instruments carried at fair value on the Company’s balance sheet as of December 31, 2009 and 2010 are convertible debentures, warrants and cash equivalents. Currently, the convertible debentures issued at 2009 and 2010 and certain warrants with down-round protection are valued using level 3 inputs.

The fair value of certain these warrants (see Note 2(p) and 9(b)) was estimated at the measurement dates January 1, 2009, December 31, 2009 and 2010 using the Binomial pricing model with the following assumptions:

	January 1, 2009	December 31, 2009	December 31, 2010
Dividend yield	0%	0%	0%
Expected volatility	75.2%	100.2%	52.2% – 77%
Risk-free interest rate	1.2%	1.2%	1.6% – 2.1%
Contractual life (in years)	3.1	2.1	1.1 – 4.73

The fair value of the convertible debentures issued at 2009 was estimated at the measurement dates December 31, 2009 and 2010 using the Binomial pricing model with the following assumptions:

	December 31, 2009	December 31, 2010
Dividend yield	0%	0%
Expected volatility	115%	76%
Risk-free interest rate	0.78%	0.18%
Contractual life (in years)	1.46	0.46

The fair value of the convertible debentures issued at 2010 was estimated at the measurement date December 31, 2010 using the Binomial pricing model with the following assumptions:

December 31, 2010
Dividend yield	0%
Expected volatility	51%
Risk-free interest rate	0.56%
Contractual life (in years)	0.73

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES  – (continued)

o.	Impact of recently issued Accounting Standards
1.	In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (ASC Topic 605)-Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”). ASU 2009-13 amends the criteria in ASC Subtopic 605-25, “Revenue Recognition-Multiple-Element Arrangements”, for separating consideration in multiple-deliverable arrangements. This update addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that verifiable and objective evidence of fair value exists for the undelivered elements. This guidance eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has chosen not to early adopt ASU 2009-13.

The adoption of this standard did not have material impact on the consolidated results of operations or financial position of the Company.

2.	In March 2010, the FASB issued an update to ASC 605 (ASU No. 2010-17, “Revenue Recognition — Milestone Method”, originally issued as EITF 08-9). The update provides that the milestone method is a valid application of the proportional performance model for revenue recognition for research and development transactions if the milestones are substantive and there is substantive uncertainty about whether the milestones will be achieved. Determining whether a milestone is substantive requires judgment that should be made at the inception of the arrangement. To meet the definition of a substantive milestone, the consideration earned by achieving the milestone (1) would have to be commensurate with either the level of effort required to achieve the milestone or the enhancement in the value of the item delivered, (2) would have to relate solely to past performance, and (3) should be reasonable relative to all deliverables and payment terms in the arrangement. No bifurcation of an individual milestone is allowed and there can be more than one milestone in an arrangement. The new guidance is effective prospectively for interim and annual periods beginning on or after June 15, 2010.

The adoption of this standard did not have material impact on the consolidated results of operations or financial position of the Company.

3.	In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements”. ASU 2010-06 amends ASC 820, “Fair Value Measurements” to require a number of additional disclosures regarding fair value measurements. This guidance requires reporting entities to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The guidance became effective for the Company with the reporting period beginning April 1, 2010, except for the Level 3 reconciliation disclosures that are effective for interim and annual periods beginning after December 15, 2010. The adoption of this standard did not have material impact on the consolidated results of operations or financial position of the Company. In addition, the adoption of Level 3 reconciliation disclosures is not expected to have a material impact on the Company’s consolidated financial statements.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES  – (continued)

p.	Restatement

In 2010, the Company noted that in connection with certain warrants (the “Warrants”) issued to investors through the years 2006 and 2007 in the event of equity issuance below exercise price of the Warrants the investors shall be extended full-ratchet anti-dilution protection on the exercise price of the Warrants. According to ASC 815-40-15 “Derivatives and Hedging”, such warrants should be classified as liability and measured at fair value, with changes in fair value recognized in earnings. ASC 815-40-15 became effective on January 1, 2009. Therefore, the cumulative effect of the change in accounting principle should have been recognized as an adjustment to the opening balance of the appropriate component of equity. The cumulative-effect adjustment is the difference between the amounts recognized in the statement of financial position before initial application of this guidance and the amounts recognized in the statement of financial position at initial application of this guidance. The fair value of the Warrants at January 1, 2009 and December 31, 2009 amounted to $871 and $3,373, respectively.

Based on these facts, the Company has restated the December 31, 2009 consolidated balance sheet and the related statement of operations, changes in stockholders' deficit and cash flows for the year then ended within these financial statements, as follows:

	December 31, 2009 as reported	Adjustment	December 31, 2009 restated
Consolidated Balance Sheet:
Liability in respect of warrants	$—	$3,373	$3,373
Total long-term liabilities	$2,004	$3,373	$5,377
Total liabilities	$5,424	$3,373	$8,797
Additional paid-in capital	$30,394	$(871)	$29,523
Deficit Accumulated	$(34,760)	$(2,502)	$(37,262)
Total stockholders' deficit	$(4,340)	$(3,373)	$(7,713)

	Year ended December 31, 2009 as reported	Adjustment	Year ended December 31, 2009 restated
Consolidated Statement of Operations:
Financial expenses	$553	$2,502	$3,055
Loss before taxes on income	$(4,439)	$(2,502)	$(6,941)
Loss	$(4,440)	$(2,502)	$(6,942)
Loss attributable to Common stockholders	$(4,443)	$(2,502)	$(6,945)
Basic and diluted loss per Common share	$(1.31)	$(0.75)	$(2.06)

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 3: CASH AND CASH EQUIVALENTS

	December 31,
	2009	2010
In Dollars	$452	$2,851
In NIS	18	8
	$470	$2,859

NOTE 4: ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2009	2010
Grant receivable from the OCS	$—	$415
Participation receivable	—	307
Government authorities	5	37
Prepaid expenses and other	6	224
	$11	$983

NOTE 5: PROPERTY AND EQUIPMENT, NET

Composition of property and equipment is as follows:

	December 31,
	2009	2010
Cost:
Furniture and office equipment	$97	$114
Computers and peripheral equipment	34	40
Laboratory equipment	242	277
Leasehold improvements	170	170
Total cost	543	601
Total accumulated depreciation	240	358
Depreciated cost	$303	$243

Depreciation expense for the years ended December 31, 2009 and 2010 and for the period from January 27, 2000 (inception) through December 31, 2010 amounted to $119, $120 and $983, respectively.

NOTE 6: OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2009	2010
Employees and payroll accruals	$783	$622
Governmental authorities	97	—
Interest payable on debentures	33	79
Accrued expenses and others	777	534
	$1,690	$1,235

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 7: COMMITMENTS AND CONTINGENCIES

a.	License agreements
1.	On November 23, 2005, the Company signed a new agreement with Yissum Research and Development Company of the Hebrew University of Jerusalem (“Yissum”). According to the agreement, Yissum granted the Company a license of certain patents for commercial development, production, sub-license and marketing of products to be based on its know-how and research results. In consideration, the Company agreed to pay Yissum the following amounts:
(a)	Three fixed installments measured by reference to investment made in the Company, as follows:
I. 1st installment —	$50 shall be paid when the cumulative investments in the Company by any third party or parties, from May 23, 2005, amount to at least $3,000.
II. 2nd installment —	Additional $150 shall be paid when the cumulative investments in the Company by any third party or parties, from May 23, 2005, amount to at least $12,000.
III. 3rd installment —	Additional $200 shall be paid when the cumulative investments in the Company by any third party or parties, from May 23, 2005, amount to at least $18,000.

The1st installment of $50 to Yissum was paid on June 5, 2007. The 2nd installment of $150 to Yissum was paid on the second quarter of 2010. Payments to Yissum are recorded as research and development expenses.

(b)	Royalties at a rate of 5% of net sales of the product.
(c)	Sub-license fees at a rate of 9% of sublicense considerations.

The total aggregate payment of royalties and Sub-license fees by the Company to Yissum shall not exceed $10,000.

2.	Pursuant to an agreement dated January 25, 2007 between Baylor College of Medicine (“BCM”) and the Company, BCM granted the Company a non-exclusive worldwide license of a certain technology (the “Subject Technology”).

The license gives the Company a non-exclusive right to use, market, sell, lease and import the Subject Technology by way of any product process or service that incorporates, utilizes or is made with the use of the Subject Technology.

In consideration the Company agreed to pay the following amounts:

I.	a one time, non-refundable license fee of $25 which was paid in 2007;
II.	an annual non-refundable maintenance fee of $20;
III.	a one-time milestone payment of $75 upon FDA clearance or equivalent of clearance for therapeutic use. As of the balance sheet date, the Company did not achieve FDA clearance; and
IV.	an installment of $25 upon executing any sub-licenses that the Company executes in respect of the Subject Technology.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 7: COMMITMENTS AND CONTINGENCIES  – (continued)

All payments to BCM are recorded as research and development expenses. The license agreement shall expire (unless terminated earlier for default or by the Company at its discretion) on the first day following the tenth anniversary of the first commercial sale of licensed products by the Company, following which the Company shall have a perpetual, royalty free license to the Subject Technology.

b.	Letter of credit

Under the terms of an irrevocable Letter of Credit issued on November 26, 2007 an amount of up to $500 was available (subject to certain conditions) for drawdown at any time during an 18- month period which expired on May 28, 2009. The Letter of Credit facility was provided by the Canadian Imperial Bank of Commerce and was procured by CIBC Trust Company (Bahamas) Limited (the “Trust”), one of the Company’s shareholders, for the benefit of the Company. One of the beneficiaries of the Trust is a director of the Company.

In consideration of the Trust arranging the issue of the Letter of Credit, the Company paid as follows: (i) $12.5 in cash in 2007 and (ii) issuance of 2,182 Common shares with a market value of $16. At the 12 month anniversary of the date of issue, the Company should have paid to the Trust an additional fee of $6. This amount was paid in July 2010.

c.	Chief Scientist

Under agreements with the OCS in Israel regarding research and development projects, the Subsidiary is committed to pay royalties to the OCS at rates between 3.5% and 5% of the income resulting from this research and development, at an amount not to exceed the amount of the grants received by the Subsidiary as participation in the research and development program, plus interest at LIBOR. The obligation to pay these royalties is contingent on actual income and in the absence of such income no payment is required. As of December 31, 2010, the aggregate contingent liability amounted to approximately $4.4 million.

d.	Clinical trials

On July 30, 2008, approval was received from the Israel Ministry of Health to conduct a Phase I/II safety and efficacy trial of the EPODURE Biopump for providing sustained treatment of anemia in patients with chronic kidney disease. The Subsidiary had agreements with physicians, consultants and Hadasit Medical Research and Development Ltd. (“Hadasit”) to operate the trial. The major agreements were entered into in April 2008, with Hadasit to conduct the clinical trial at Hadassah Medical Center (“Hadassah”). The Subsidiary paid Hadasit approximately $8.4 per month through September 2009 to conduct the trial in addition to an estimated cost of $9 per patient in the trial. The Subsidiary also used the lab facilities at a cost of approximately $33 per month through March 2009.

On April 15, 2010, approval was received from the Israel Ministry of Health to continue the clinical trial at Tel Aviv Medical Center where the Subsidiary pays a total of $14.4 per patient. The Subsidiary resumed the use of the lab facilities at Hadassah on May 1, 2010 at the same cost.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 7: COMMITMENTS AND CONTINGENCIES  – (continued)

e.	Lease Agreement
1.	The facilities of the Subsidiary were rented under an operating lease agreement for a three year period ending December 2010 and the option to renew the lease for an additional 12 month period through December 2011 has been exercised. Future minimum lease commitment under the existing non-cancelable operating lease agreement for 2011 is approximately $59.

As of December 31, 2010 the Subsidiary pledged a bank deposit which is used as a bank guarantee at an amount of $23 to secure its payments under the lease agreement.

2.	The Subsidiary leases vehicles under standard commercial operating leases. Future minimum lease commitments under various non-cancelable operating lease agreements in respect of motor vehicles are as follows:

Year
2011	$86
2012	58
2013	41
$185

As of December 31, 2010, the Subsidiary paid three months lease installments in advance which amounted to $23.

NOTE 8: STOCKHOLDERS’ EQUITY

a.	Composition:

	December 31,		December 31,
	2009	2010	2009	2010
	Authorized		Issued and Outstanding
	Number of shares
Shares of $0.0001 par value:
Common stock (Note 12(a))	500,000,000	500,000,000	3,490,512	5,295,531
b.	Common stock

The Common shares confer upon the holders the right to receive notice to participate and vote in general and special meetings of the stockholders of the Company and the right to receive dividends, if declared.

c.	Recapitalization of equity capital

According to a recapitalization agreement signed on March 30, 2006 with the requisite number of the Company's stockholders and Note providers, the convertible note and the outstanding Old Common shares, Series A Preferred shares and Series B Preferred shares were converted into Common shares. The conversion rates were as follows:

1.	A total of 342,368 Common shares were issued to the holders of the convertible Note upon conversion of the Note.
2.	One Common stock was issued for 302 Old Common shares.
3.	One Common stock was issued for 11 Series A Preferred shares.
4.	One Common stock was issued for 9 Series B Preferred shares.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 8: STOCKHOLDERS’ EQUITY  – (continued)

As a result of the recapitalization of the equity, the Company issued a total of 282,452 Common shares.

Pursuant to ASC 260-10 “Earnings Per Share” (originally issued as EITF D-42), the Company added the excess of the fair value of the Common shares that would have been issued pursuant to the original conversion terms of the Preferred shares over the fair value of the Common shares issued to the holders of the Preferred shares in the recapitalization in the amount of $437,197 to deficit accumulated during the development stage with a corresponding reduction in share capital and additional paid in capital.

d.	Issuance of shares, options and warrants to investors
1.	In January and March 2000, the Company issued a total of 59,133 Old Common shares at par value.
2.	In August 2000, the Company issued 12,512 Old Common shares in consideration of $500.
3.	In August 2000, in respect of the earlier license agreement with Yissum, the Company issued 26,884 Old Common shares at par value.
4.	In January 2001, the Company issued 3,957 Series A Preferred shares in consideration of $200. The issuance costs amounted to $5.
5.	On March 19, 2001, the Board of Directors authorized a 10 to 1 stock split and 1,000 to 1 stock split effected as stock dividend. In addition, the par value of each share was reduced from $0.001 to $0.0001.
6.	In March and June 2001, the Company issued a total of 116,738 Series A Preferred shares in consideration of $6,998. The issuance costs amounted to $192.
7.	In October 2002, the Company issued a total of 76,476 Series B Preferred shares in consideration for $5,353. The issuance costs amounted to $89.
8.	In February, September and November 2003, the Company issued a total of 555 Old Common shares in consideration of $0.195, upon exercise of stock options.
9.	In April and May 2003, the Company issued a total of 30,485 Series B Preferred shares in consideration of $2,134. The issuance costs amounted to $97.
10.	In January and February 2004, the Company issued a total of 1,316 Old Common shares in consideration of $0.1 in cash upon exercise of stock options and $10 in consideration of services.
11.	In March 2006, the Company issued 75,235 Common shares as a settlement of a debt.
12.	In March 2006, as part of the recapitalization, warrants to purchase 61,117 Common shares at an exercise price per share of $0.0001 with a term of 5 years were issued by the Company to existing holders of Old Common shares, Series A Preferred shares and Series B Preferred shares.
13.	In March 2006, the Company issued 342,368 Common shares in consideration for the conversion of a convertible loan.
14.	In March, April and June 2006, the Company issued a total of 463,358 Common shares and warrants to purchase 926,717 Common shares at an exercise price per share of $2.49 and a

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 8: STOCKHOLDERS’ EQUITY  – (continued)

term of 5 years in consideration of $1,149. These warrants include anti-dilution protection and a cashless exercise provision. The issuance costs amounted to $197.
15.	In November and December 2006, the Company issued a total of 476,736 Common shares and warrants to purchase 595,921 Common shares at an exercise price of $4.10 and a term of 5 years in consideration of $1,949. These warrants include anti-dilution protection and a cashless exercise provision. The issuance costs amounted to $334.
16.	In January 2007, the Company issued a total of 12,211 Common shares and warrants to purchase 15,264 Common shares at an exercise price per share of $4.10 and a term of 5 years, in consideration of $50. These warrants include anti-dilution protection and a cashless exercise provision. The issuance costs amounted to $17.
16.	In May, July, and August 2007, the Company issued a total of 218,498 Common shares and warrants to purchase 46,711 Common shares at an exercise price per share of $5.74 and a term of 5 years in consideration of $1,251. These warrants include anti-dilution protection and a cashless exercise provision. The issuance costs amounted to $416.
17.	In July 2007, 12,912 warrants were exercised into 12,912 Common shares. The cash consideration received was immaterial.
18.	In August 2007, the Company issued 3,492 Common shares at fair value of $18 to an advisor in consideration of consulting services related to the issuance of shares. The fair value of the shares was recorded as issuance costs.
19.	Based on a resolution approved by shareholders in November 22, 2007, a stock split was effectuated on December 4, 2007 such that 21.39149 Common shares were given in exchange for each existing Common share. In addition all existing warrants and options were automatically adjusted so that each warrant or option to purchase one Common share was converted to a warrant or option to purchase 21.39149 Common shares. Data regarding share and per share amounts in these financial statements has been retroactively adjusted to reflect this stock split.
20.	On August 13, 2007, the Company issued a $1.05 million convertible unsecured promissory note (“Note”). In addition, the Company issued to the Note holder warrants to purchase up to 91,677 Common shares at an exercise price per share of $5.74 and a term of 5 years. These warrants include anti-dilution protection and a cashless exercise provision. In respect of the Note and warrants, the Company recorded financial expenses relating to the beneficial conversion feature in accordance with the provisions of ASC 470-20, “Debt with Conversion and Other Options” (“ASC 470-20”) (originally issued as EITF 98-5 and EITF 00-27) in the amount of $470 with a corresponding credit to additional paid in capital in shareholders' equity. The Company computed the value of the warrants using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 4.72%, zero dividends, volatility of 66%, and an expected term of 5 years. On November 14, 2007, the Note term was extended to December 15, 2007. In respect of this change, the Company recorded additional financial costs of $42 in the statement of operations with a corresponding credit to additional paid-in capital in shareholders' equity. On December 4, 2007, the Note was converted into 183,355 Common shares.
21.	On December 4, 2007, the Company's Common shares were admitted for trading on the AIM Market of the London Stock Exchange (AIM). Concurrently, the Company placed 275,429 Common shares at a per share price of GBP 3.50 ($7.35), issued 539,755 Common shares and

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 8: STOCKHOLDERS’ EQUITY  – (continued)

88,126 Common shares to investors and consultants, respectively, and issued additional 183,355 Common shares resulting from the conversion of a convertible Note (see note 8(d)20), for a total gross consideration for GBP 3,276,985 ($6,719). The issuance costs amounted to $2,221. In addition, the Company issued warrants to purchase 27,745 Common shares at an exercise price per share of $5.74, and additional warrants to purchase 165,701 Common shares at an exercise price per share of $6.79, each with a term of 5 years. These warrants include anti-dilution protection and a cashless exercise provision.
22.	In January 2008, a total of 101,723 warrants were exercised in a cashless conversion to 68,980 Common shares by consultants of the Company. In addition 1,363 warrants were exercised and resulted in the issuance of 1,363 Common shares. The cash consideration received was immaterial.
23.	In April 2008, the Company issued a total of 4,074 Common shares to an advisor in consideration of assistance with the Company’s fund raising in relation to the placing of the Common shares on December 4, 2007.
24.	In December 2008, 860 warrants were exercised and resulted in the issuance of 860 Common shares. The cash consideration received upon exercise of the warrants was immaterial.
25.	On December 17, 2008, the Company announced that it was implementing a warrant repricing program (“program”) to encourage the exercise of existing warrants provided that such exercise was completed by February 13, 2009. To encourage existing warrant holders to exercise their warrants before the closing date as aforesaid, the following terms were offered:
a)	Reduced Exercise Price: $1.313/share (GBP 0.875/share) or the then current exercise price, whichever was lower;
b)	Bonus Warrants: for every one dollar ($1.00) or GBP 0.667 paid for exercise of warrants during this program, a new bonus warrant would be issued to purchase 0.1 Common share (three Common shares before the reverse stock split), which would be immediately exercisable for three years at an exercise price of $8.75 per share.

The exercise price of any warrants that were not exercised before the expiration of the program reverted to the original price as stated in the warrant prior to the program.

26.	Pursuant to the warrant repricing program mentioned above, during January and February 2009, 315,023 warrants were exercised and resulted in the issuance of 315,023 Common shares in consideration of a reduced price of $406 and the issuance of 34,804 new warrants as a bonus. The issuance costs were $17. The bonus warrants were exercisable immediately for a period of three years from the issuance date at an exercise price of $8.75 per share. The consideration was paid partly in the year ended December 31, 2008 ($150) and the balance was paid in 2009. According to ASC 815 the benefit provided to the warrant holders from the reduction of the exercise price and the bonus warrants in the amount of $7 and $3 as of December 31, 2008 and December 31, 2009, respectively, was recorded as a dividend to the warrant holders.
27.	On October 6, 2009, the Company issued a total of 126,285 Common shares in consideration of GBP 265,200 ($423). The issuance costs were $59.
28.	In January 2010, an investor exercised warrants to purchase 6,105 Common shares at an exercise price of $4.10 per share, or an aggregate exercise price of $25. An additional investor exercised warrants to purchase 525 Common shares at an aggregate price of less than $1.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 8: STOCKHOLDERS’ EQUITY  – (continued)

29.	In a series of closings from March through June 2010, the Company issued a total of 413,302 Common shares consisting of 407,800 Common shares issued in March 2010 in consideration of GBP 713,650 ($1,078) with issuance costs of $135 and 5,502 Common shares issued to directors of the Company in May 2010 in consideration of GBP 12,518 ($19).
30.	In May 2010, the Company issued 477,934 Common shares in consideration of $1,202. The issuance costs amounted to $87.
31.	In August and September 2010, the Company issued 39,080 Common shares in settlement of advisers' fees in relation to the Company's ongoing fundraising endeavors and consultancy advice to the Company's Board's Compensation Committee. Total compensation, measured as the grant date fair market value of the stock, amounted to $164.
32.	In September 2010, several investors exercised warrants to purchase 402,307 Common shares at an exercise price of $0.0175 per share, or an aggregate exercise price of $7, exercised warrants to purchase 30,559 shares at an exercise price of $4.10 per share, or an aggregate exercise price of $125, exercised warrants to purchase 0.1 Common share (three Common shares before the reverse stock split) at an exercise price of $8.75 per share, or an aggregate exercise price less than $1, and exercised warrants to purchase 87,405 Common shares at an exercise price of $2.49 per share, or an aggregate exercise price of $218.
33.	In October 2010, an investor exercised options to purchase 16,298 Common shares at an exercise price of $1.61 per share using the cashless exercise mechanism. Using this cashless exercise method, the investor was issued 12,320 shares.
e.	Issuance of stock options, warrants and restricted shares to employees and directors
1.	On March 30, 2006, the Company adopted a stock option plan (the “stock option plan”) according to which options to purchase up to 609,353 Common shares of the Company may be granted to directors, employees and consultants (non-employees) of the Company and the Subsidiary, as determined by the Company’s Board of Directors from time to time. The options outstanding are exercisable within a designated period from the date of grant and at an exercise price, each as determined by the Company's Board of Directors. The options outstanding to employees, directors and consultants will vest over a period of three or four years from the date of grant. Any option which is canceled or forfeited before expiration becomes available for future grants.

On August 23, 2007, the shareholders approved an amendment to the stock option plan increasing the share reserve under the stock option plan by 776,205 Common shares to a total of 1,385,558 Common shares.

2.	On June 12, 2008, the Company granted to the Company's employees 91,096 options exercisable at a price of $5.11 per share. The options have a five-year term and vest in four equal annual tranches of 22,774 each. The options were granted under the stock option plan terms. The fair value of these options at the grant date was $0.036 per option.
3.	On December 1, 2008, the Company granted to a Company’s director 48,895 options exercisable at a price of $1.47 per share. The options have a five-year term and vest in three equal annual tranches of 16,298 each. The options were granted under the stock option plan terms. The fair value of these options at the grant date was $0.91 per option.
4.	No options or warrants were granted to employees or directors during the year ended December 31, 2009.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 8: STOCKHOLDERS’ EQUITY  – (continued)

5.	In September 2010, the expiry date of certain warrants and options held by the Company's Chief Executive Officer was extended from March 31, 2011 to March 31, 2016, consisting of (i) warrants to purchase 905,190 Common shares at an exercise price of $2.49 per share, (ii) warrants to purchase 35,922 Common shares at an exercise price of $0.04 per share, and (iii) options to purchase 182,806 Common shares at an exercise price of $2.49 per share. All of the other terms of these warrants and options remain the same.

The Company accounted for the exchange of warrants and options under the provisions of ASC 718 (Formerly SFAS 123(R)) as a modification. A modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value measured at the same date. Under ASC 718, the calculation of the incremental value is based on the excess of the fair value of the (modified) award based on current circumstances over the fair value of the original option measured immediately before its terms are modified based on current circumstances. That is, the original (pre-modification) award will be valued based on current assumptions, without regard to the assumptions made on the grant date. As a result of the modification, the Company recorded incremental compensation cost of $1,426 on the modification date. The fair value was estimated using Binomial model with the following weighted-average assumptions: expected stock price volatility range of 54% – 77%, risk-free interest rate of 0.3% – 1.7%, expected dividend yield of 0%, suboptimal exercise factor of 2 and a contractual life of the warrants and the options as defined prior the modification and subsequently.

As the modified options and warrants were already vested, the Company recorded the incremental value measured fair value of the modified award at the modification date as operating expenses. No future compensation will be recorded.

6.	In September 2010, the Company granted options to purchase 28,571 Common shares under the stock option plan at an exercise price of $8.19 per share to each of four of the Company's non-executive directors. Such options have a 10-year term and vest in equal installments over three years. The Company also granted options to purchase 12,857 Common shares at an exercise price of $8.19 per share to a director who joined the Board in August 2010. Such options have a 10-year term and vest in equal installments over three years.

The fair value of these options at the grant date was $2.03 per option.

7.	In September 2010, a Director of the Company exercised warrants to purchase 28,571 Common shares at an exercise price of $2.49 per share ($71 aggregate exercise price) and used the cashless exercise mechanism to exercise warrants to purchase an additional 57,147 shares. Using this cashless exercise method, the Director was issued 39,786 shares and, together with the warrants exercised for cash, he was issued a total of 68,357 Common shares.
8.	In September 2010, a Director of the Company exercised options to purchase 45,701 Common shares at an exercise price of $2.49 per share, or an aggregate exercise price of $114.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 8: STOCKHOLDERS’ EQUITY  – (continued)

9.	In September 2010, the Company granted to the Company's employees 91,571 options exercisable at a price of $8.19 per share. The options have a 10 year term and vest in four equal annual tranches of 22,892 each. The options were granted under the stock option plan terms. The fair value of these options at the grant date was $2.07 per option.
10.	In September 2010, a Director of the Company exercised warrants to purchase 30,559 Common shares and options to purchase 45,701 Common shares, each having an exercise price of $2.49 per share, using the cashless exercise mechanism. The Director was issued 21,275 shares as a result of the warrant exercise and 31,817 shares as a result of the option exercise, or 53,092 Common shares in total.
11.	In December 2010, a Director of the Company exercised options to purchase 91,402 Common shares at an exercise price of $2.49 per share using the cashless exercise mechanism. The Director was issued 56,859 shares as a result of the option exercise.
12.	In December 2010, two employees of the Company exercised warrants. One employee exercised warrants to purchase 11,429 Common shares at an exercise price of $0.01645, or an aggregate exercise price of less than $1. The other employee exercised warrants to purchase 17,143 Common shares at an exercise price of $2.49 per share using the cashless exercise mechanism. The employee was issued 10,664 shares as a result of the warrant exercise.
13.	In December 2010, the Company granted the Executive Chairman of the Company 57,142 restricted Common shares in compensation for his services in his new role as the Executive Chairman of the Board of the Company. These Common shares are restricted in that they may not be disposed of and are not entitled to dividends. These restrictions will be removed in relation to 14,285 Common shares on each of October 18, 2012 and October 18, 2013 and the final 28,572 Common shares on October 18, 2014. No expense was recorded in 2010. The value of these restricted Common shares, $285, was based on the fair value at the grant date and will be recognized as an expense using the straight line method as the restrictions are removed.

A summary of the Company’s activity for restricted shares granted to employees and directors is as follows:

	As of December 31, 2010
Restricted shares	Outstanding	Exercisable
Number of restricted shares as of December 31, 2009	—	—
Granted	57,142	—
Number of restricted shares as of December 31, 2010	57,142	—

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 8: STOCKHOLDERS’ EQUITY  – (continued)

14.	A summary of the Company’s activity for options and warrants granted to employees and directors is as follows:

	Number of options and warrants	Weighted average exercise price	Weighted average remaining contractual terms (years)	Aggregate intrinsic value price
Outstanding at January 1, 2009	2,452,954	$2.84
Forfeited	(74,158)	3.82
Outstanding at December 31, 2009	2,378,796	$2.84	1.56	$4,343
Vested and expected to vest at December 31, 2009	2,355,905	$2.80	1.55	$4,333
Exercisable at December 31, 2009	2,114,968	$2.49	1.45	$4,224
Outstanding at January 1, 2010	2,378,796
Granted	218,712	$8.19
Exercised (*)	(715,700)	$1.05
Forfeited	(3,667)	$7.35
Outstanding at December 31, 2010	1,878,141	$4.13	4.64	$2,890
Vested and expected to vest at December 31, 2010	1,863,827	$4.10	4.62	$2,890
Exercisable at December 31, 2010	1,591,831	$3.50	4.06	$2,883
(*)	Includes warrants to purchase 402,307 Common shares issued to a director and sold to an investor and exercised in 2010 (see Note 8(d)32). Also includes options to purchase 16,298 Common shares issued to a former director and exercised in 2010 (see Note 8(d)33).

As of December 31, 2010, there was $662 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees. That cost is expected to be recognized over a weighted-average period of 2.03 years.

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s Common share fair value as of December 31, 2009 and 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009 and 2010.

Calculation of aggregate intrinsic value is based on the share price of the Company’s Common shares as of December 31, 2009 ($4.32 / GBP 2.63, per share) and December 31, 2010 ($4.81/GBP 3.10, per share).

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 8: STOCKHOLDERS’ EQUITY  – (continued)

f.	Issuance of stock options and warrants to consultants
1.	On October 16, 2008, the Company granted to a consultant 19,354 warrants exercisable at a price of $5.11 per share and has contractual life of 5 years. 33.3% of the warrants vested immediately at the grant date and the remaining portion of the warrants vest in two equal annual tranches of 6,451 starting from the grant date. The warrants were granted under the stock option plan terms. The fair value of these warrants at the grant date was $0.179 per warrant. The fair value was estimated using Binomial model with the following weighted-average assumptions: expected stock price volatility range of 62%, risk-free interest rate of 4.2%, expected dividend yield of 0% and a contractual life of the options of five years.
2.	On December 1, 2008, the Company granted to a consultant 67,230 warrants exercisable at a price of $6.79 per share and has contractual life of 5 years. The warrants vest immediately at the grant date. The warrants were granted under the stock option plan terms. The fair value of these warrants at the grant date was $0.327 per warrant.
3.	On December 7, 2009, the Company granted to a consultant 19,354 options exercisable at a price of $4.20 per share and has contractual life of 5 years. The options vest in three equal annual tranches of 6,451. The options were granted under the stock option plan terms. The fair value of these options at the grant date was $3.07 per warrant. The fair value was estimated using Binomial model with the following weighted-average assumptions: expected stock price volatility range of 74.9%, risk-free interest rate of 2.4%, expected dividend yield of 0% and a contractual life of the options of five years.
4.	In February 2010, the Company issued 32,142 Common shares as settlement of debt for services rendered to the Company by a consultant in 2009. Total compensation, measured as the grant date fair market value of the stock, amounted to $141 and was recorded as an operating expense in the statement of operations in 2009.
5.	In September 2010, the Company granted a warrant to purchase 11,369 Common shares at an exercise price of $3.185 per share to a consultant. Such warrant has a 5-year term and is immediately exercisable.

The fair value of the warrant at the grant date was $3.185 per warrant.

6.	In September 2010, the Company granted options to purchase 19,069 Common shares under the stock option plan at an exercise price of $8.19 per share to each of two new members of the Company's Strategic Advisory Board. Such options have a 10 year term and vest in equal installments over three years.

The fair value of these options at the grant date was $3.01 per option.

7.	In September 2010, the Company issued warrants to purchase 46,071 Common shares in settlement of fees in relation to the Convertible Debentures issued in September 2010 (see Note 9(b)).

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 8: STOCKHOLDERS’ EQUITY  – (continued)

8.	A summary of the Company's activity for warrants and options granted to consultants under the stock option plan is as follows:

	Number of Warrants and options	Weighted average exercise price	Weighted average remaining contractual terms (years)	Aggregate intrinsic value price
Outstanding at January 1, 2009	565,596	$4.03
Granted	19,354	4.20
Outstanding at December 31, 2009	584,950	$4.06	2.21	$607
Exercisable at December 31, 2009	525,422	$3.99	2.09	$580
Outstanding at January 1, 2010	584,950
Granted	95,578	$7.91
Forfeited	(122,236)	$2.49
Outstanding at December 31, 2010	558,292	$5.04	2.36	$564
Exercisable at December 31, 2010	499,304	$4.80	1.77	$557

The weighted-average grant-date fair value of warrants and options granted to consultants during the year ended December 31, 2009 and 2010 was $3.15 and $2.80, respectively. As of December 31, 2010, there was $167 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to consultants under the Company's stock option plan. That cost is expected to be recognized over a weighted-average period of 2.4 years.

Calculation of aggregate intrinsic value is based on the share price of the Company’s Common shares as of December 31, 2009 ($4.32 / GBP 2.63, per share) and December 31, 2010 ($4.81 / GBP 3.10, per share).

g.	Compensation expenses

Compensation expense related to warrants and options granted to employees, directors and consultants was recorded in the Statement of Operations in the following line items:

	Year ended December 31,
	2009	2010
Research and development expenses	$192	$181
General and administrative expenses	328	1,653
	$520	$1,834

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 8: STOCKHOLDERS’ EQUITY  – (continued)

h.	Summary of options and warrants:

A summary of all the options and warrants outstanding as of December 31, 2009 and 2010 is presented in the following tables:

	As of December 31, 2009
Options / Warrants	Exercise Price per Share ($)	Options and Warrants Outstanding	Options and Warrants Exercisable	Weighted Average Remaining Contractual Terms (in years)
Options:
Granted to Employees and Directors	1.63	16,298	16,298	0.92
	2.49	509,011	438,885	1.32
	4.10	42,783	21,391	2.65
	5.67	49,536	12,384	3.45
	7.35	339,381	204,221	2.87
		957,009	693,179
Granted to Consultants	2.49	100,663	84,664	1.41
	4.2	19,354	—	4.92
	5.67	19,354	12,903	3.79
	7.35	53,176	35,450	2.87
		192,547	133,017
Total Options		1,149,556	826,196
Warrants:
Granted to Employees and Directors	0.02	413,736	413,736	1.25
	2.49	1,008,053	1,008,053	1.25
		1,421,789	1,421,789
Granted to Consultants	0.02	34,288	34,288	1.25
	2.49	171,758	171,758	1.25
	4.10	29,725	29,725	1.81
	5.67	16,976	16,976	2.93
	5.74	37,508	37,508	2.69
	6.79	102,149	102,149	3.58
		392,404	392,404
Granted to Investors	0.0002	40,326	40,326	0.5
	2.49	772,093	772,093	0.53
	4.10	571,420	571,420	1.06
	5.74	166,132	166,132	1.96
	6.79	50,721	50,721	2.18
	8.75	34,804	34,804	1.34
		1,635,496	1,635,496
Total Warrants		3,449,689	3,449,689
Total Options and Warrants		4,599,245	4,275,885

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 8: STOCKHOLDERS’ EQUITY  – (continued)

	As of December 31, 2009
Options / Warrants	Exercise Price per Share ($)	Options and Warrants Outstanding	Options and Warrants Exercisable	Weighted Average Remaining Contractual Terms (in years)
Options:
Granted to Employees and Directors	2.49	326,206	326,206	3.15
	4.10	42,783	32,087	1.65
	5.43	49,536	24,768	2.45
	7.35	335,713	303,580	1.87
	8.19	218,713	—	9.70
		972,951	686,641
Granted to Consultants	2.49	100,663	100,663	0.41
	4.20	19,354	6,451	3.92
	5.43	19,354	19,354	2.79
	7.35	53,176	45,227	1.87
	8.19	38,136	—	9.70
		230,683	171,695
Total Options		1,203,634	858,336
Warrants:
Granted to Employees and Directors	2.49	905,190	905,190	5.25

Granted to Consultants	0.02	34,288	34,288	0.25
	2.49	49,522	49,522	0.25
	3.19	11,370	11,370	4.70
	4.10	29,725	29,725	0.81
	5.43	16,976	16,976	1.93
	5.74	37,508	37,508	1.69
	6.79	102,149	102,149	2.58
	8.68	46,071	46,071	4.73
		327,609	327,609
Granted to Investors	0.0002	39,711	39,711	4.77
	2.49	654,127	654,127	0.27
	4.10	534,755	534,755	0.81
	5.74	166,132	166,132	1.71
	6.79	50,721	50,721	1.93
	8.75	34,804	34,804	1.09
	8.68	428,571	428,571	4.73
		1,908,821	1,908,821
Total Warrants		3,141,620	3,141,620
Total Options and Warrants		4,345,254	3,999,956

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 9: CONVERTIBLE DEBENTURES

a.	Convertible Debentures Offered in 2009

In May 2009, the Company offered to accredited investors only, through a private placement, convertible debentures (the “2009 Debentures”), together with warrants (the “Warrants”) to purchase a number of Common shares equal to 35% of the number of Common shares issued upon conversion of the 2009 Debentures. Warrants shall not be issued unless and until the conversion of the 2009 Debentures. The 2009 Debentures mature two years after the date of issuance and bear interest at an annual rate of 10%, paid on a quarterly basis. The 2009 Debentures will automatically be converted into Common shares upon the closing of a Qualified Transaction, as defined henceforth.

Qualified Transaction shall mean any of: (i) an underwritten public offering of the Company's Common stock on a U.S. Stock Market resulting in gross proceeds to the Company of not less than $5,000, (ii) a merger or reverse merger between the Company and a public company which is traded on a U.S. Stock Market or on the OTC Bulletin Board, the survivor of which is a public company having available cash of not less than $5,000 after giving effect to such merger and any capital-raising transaction completed prior to or at the time of such merger, or (iii) the acquisition of all of the issued and outstanding Common stock of the Company by a public company the Common stock of which is traded on a U.S. Stock Market or on the OTC Bulletin Board in a transaction where the holders of the Common stock of the Company receive, in exchange for such Common stock, Common stock of such public company and, after giving effect to such transaction and any capital-raising transaction completed prior to or at the time of such transaction, such public company has available cash of not less than $5,000.

In a series of closings from June 16 through September 15, 2009, the Company raised $570 in gross proceeds through the issuance of the 2009 Debentures.

In the event of default, the interest rate shall increase 2% per month for every month the 2009 Debentures are in default to a maximum of 18% per annum paid on a quarterly basis. The Company shall repay the principal and any accrued interest at the two-year anniversary of the date the Debentures were issued.

The 2009 Debentures are unsecured and the Company has no right to redeem the 2009 Debentures. If the Company is liquidated, the holders of the 2009 Debentures will participate pari passu with all general creditors of the Company with no seniority or preference.

Until such time the 2009 Debentures are repaid, the 2009 Debentures (including any accrued interest) shall automatically convert into Common shares at the closing of a Qualified Transaction at the following valuation:

•	In the event that the per share price paid in the Qualified Transaction (or per share value of merger consideration in a Merger Transaction (as defined in the 2009 Debenture)) (the “Qualified Transaction Price”) is $4.20 per share or greater, the conversion price shall be the lesser of $4.20 per share or a 40% discount from the Qualified Transaction Price.
•	In the event that the Qualified Transaction Price is at least $2.45 but less than $4.20 per share, the conversion price shall be $2.45 per share.
•	In the event that the Qualified Transaction Price is less than $2.45 per share, the conversion price shall be the Qualified Transaction Price; provided, however, that the holder of the 2009 Debenture shall receive 100% more Warrants than such holder would have otherwise been entitled to receive upon conversion.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 9: CONVERTIBLE DEBENTURES  – (continued)

The share prices referenced above shall be adjusted to reflect any stock splits, stock combinations, stock dividends, reorganizations and the like.

The Warrants are exercisable for a number of Common shares equal to 35% of the number of Common shares issued upon the conversion of the 2009 Debentures. The Warrants shall be immediately exercisable upon issuance and shall expire five years from the date of issuance. The exercise price shall be 110% of the Qualified Transaction Price.

The Company irrevocably elected to initially and subsequently measure the 2009 Debentures entirely at fair value (with changes in fair value recognized in earnings) in accordance with ASC 825-10 thus the Company will not separate the embedded derivative instrument from the host contract and account for it as a derivative instrument pursuant to ASC 825.

This election was made only in respect to the 2009 Debentures, as permitted by ASC 825-10, which states that this election may be made on an instrument-by-instrument basis.

As of December 31, 2009, the fair value of the 2009 Debentures amounted to $1,013. In 2009, the Company recorded financial expenses in the amount of $443 as a result of the change in fair value of the 2009 Debentures.

As of December 31, 2010, the fair value of the 2009 Debentures amounted to $1,140. In 2010, the Company recorded financial expense in the amount of $127 as a result of the change in fair value of the 2009 Debentures.

The interest payable on the 2009 Debentures at December 31, 2010 in the amount of $55 has been paid in full subsequent to the balance sheet date.

b.	Convertible Debentures Offered in 2010

In September 2010, the Company offered, in a private placement, $4 million of convertible debentures (the “2010 Debentures”). The 2010 Debentures are unsecured obligations of the Company, accrue interest at 4% per annum and mature and become repayable 12 months from the date of issuance. Holders of such debentures may convert them anytime into Common shares, at an initial conversion price of GBP 4.55 ($7.00) per Common share. The 2010 Debentures will be automatically converted upon an underwritten public offering of Common shares raising of at least $6 million and resulting in the Common shares being listed on a U.S. national securities exchange or automated quotation system (a “US Listing”), at a conversion price equal to the lesser of GBP 4.55 ($7.00) per Common share and 75% of the public offering price of the Common shares in such underwritten public offering. Purchasers of the 2010 Debentures also received warrants to purchase 428,571 Common shares equal to 75% of the number of Common shares into which the 2010 debentures could convert on the date of issuance. Such warrants are immediately exercisable, have a 5 year term and have an initial exercise price of GBP 5.60 ($8.40). If a further issuance of securities is made by the Company at a lower price, both the conversion price of the 2010 Debentures and the exercise price of the warrants will be subject to downward adjustment to such lower issue price and, if such issuance takes place prior to a US Listing occurring, the number of warrant shares that may be purchased upon exercise of these warrants will be increased to maintain the aggregate exercise price of the original warrants. Any Common shares issued upon automatic conversion of the 2010 Debentures and exercise of the warrants occurring subsequent to a US Listing will be deemed restricted stock under U.S. securities laws and cannot be sold or transferred unless subsequently registered under such laws or an exemption from the registration requirements is available.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 9: CONVERTIBLE DEBENTURES  – (continued)

According to ASC 815-40-15-7I, the Company classified the warrants as a liability at their fair value. The warrants liability will be remeasured at each reporting period until exercised or expired. Changes in the fair value of the warrants are reported in the statements of operations as financial income or expense.

The Company irrevocably elected to initially and subsequently measure the 2010 Debentures entirely at fair value with changes in fair value recognized in earnings in accordance with ASC 815-15.

The Company allocated the gross amount received of $4,001 to the liability in respect of the warrants issued ($1,027) and the remaining portion was allocated to the 2010 Debentures. The fair value of the 2010 Debentures at issuance date was $4,143. As such, the Company recorded financial expenses of $1,169.

As of December 31, 2010, the fair value of the 2010 Debentures amounted to $4,320 and the fair value of the warrants amounted to $1,155. As such, the Company recorded additional financial expenses in the amount of $177 as a result of the change in fair value of the 2010 Debentures.

In addition, the Company paid $325 in cash and issued 46,071 warrants to finders in connection with the issuance of the 2010 Debentures, exercisable into 46,071 Common shares at a price of GBP 5.60 ($8.40) per Common share. The warrants are immediately exercisable upon issuance and will expire five years from the date of issuance. According to ASC 815-40-15-7I the Company classified these warrants as a liability at their fair value. The liability will be remeasured at each reporting period until exercised or expired. Changes in the fair value of the warrants are reported in the statements of operations as financial income or expense. The fair value of the warrants issued in the amounts of $110 and the cash paid as finder's fee were recorded immediately as issuance costs. As of December 31, 2010, the fair value of the warrants amounted to $112.

Interest on the 2010 Debentures at December 31, 2010 in the amount of $44 has been accrued.

NOTE 10: TAXES ON INCOME

a.	Tax laws applicable to the companies:
1.	The Company is taxed under U.S. tax law.
2.	The Subsidiary is taxed under the Israeli income Tax Ordinance and the Income Tax (Inflationary Adjustments) Law, 1985: (the “law”).

Results of the Subsidiary for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index (“CPI”). The financial statements are presented in U.S. dollars.

The difference between the rate of change in Israeli CPI and the rate of change in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the financial statements. In accordance with ASC 740-10 (or paragraph 9(f) of FAS 109), the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

In February 2008, the “Knesset” (Israeli parliament) passed an amendment to the law, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 10: TAXES ON INCOME  – (continued)

b.	Tax assessments:

The Company files income tax returns in the U.S. federal jurisdiction and state jurisdiction. The U.S. tax authorities have not conducted an examination in respect of the Company’s U.S. federal income tax returns since inception. The Subsidiary has tax assessments, deemed final under the law, up to and including the year 2006.

c.	Tax rates applicable to the Company and the Subsidiary:
1.	The Subsidiary:

The rate of the Israeli corporate tax is as follows: 2009 — 26%, 2010 — 25%. In July 2009, the “Knesset” (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 — 24%, 2012 — 23%, 2013 — 22%, 2014 — 21%, 2015 — 20%, 2016 and thereafter — 18%. The effect of the abovementioned change on the financial statements is immaterial.

Israeli companies are generally subject to capital gains tax at rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

2.	The Company:

The tax rates applicable to the Company whose place of incorporation is the U.S. are corporate (progressive) tax at the rate of up to 35%, excluding state tax, which rates depend on the state in which the Company will conduct its business.

According to the tax laws applicable to Israeli residents, dividend received from a foreign resident company is subject to tax in Israel at the rate of 25% in the hands of its recipient. According to the tax laws applicable in the U.S., tax at the rate of 30% is withheld and based on the treaty for the avoidance of double taxation of Israel and the U.S., it may be reduced to either 25% or 12.5% (dependent on the identity of the shareholder). To enjoy the benefits of the tax treaty, certain procedural requirements need to be satisfied.

d.	Carryforward losses for tax purposes:

As of December 31, 2010, the Company had U.S. federal net operating loss carryforward for income tax purposes in the amount of approximately $23,800. Net operating loss carryforward arising in taxable years beginning after January 2000 (inception date) can be carried forward and offset against taxable income for 20 years and expiring between 2020 and 2030. As of December 31, 2010 the Company had net operating loss carryforward for state franchise tax purposes of approximately $22,300 which will begin to expire in 2011.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

The Subsidiary has accumulated losses for tax purposes as of December 31, 2010, in the amount of approximately $6,000, which may be carried forward and offset against taxable income and capital gain in the future for an indefinite period.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 10: TAXES ON INCOME  – (continued)

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2009	2010
Deferred tax assets:
Net operating loss carryforward	$4,942	$5,505
Allowances and reserves	325	277
Total deferred tax assets before valuation allowance	5,267	5,782
Valuation allowance	(5,267)	(5,782)
Net deferred tax asset	$—	$—

As of December 31, 2010, the Company and the Subsidiary have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, since they have a history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

In 2009 and 2010, the main reconciling item of the statutory tax rate of the Company and the Subsidiary (26% to 35% in 2009 and 25% to 35% in 2010) to the effective tax rate (0%) is tax loss carryforwards and other deferred tax assets for which a full valuation allowance was provided.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 11: FINANCIAL EXPENSE (INCOME)

	Year ended December 31,		Period from January 27, 2000 (inception) through December 31, 2010(*)
	2009(*)	2010
Financial expense (income), net:
Financial income:
Foreign currency remeasurement adjustments	$(7)	$(52)	$(307)
Interest on cash equivalents, short-term bank deposits and others	(3)	(3)	(212)
Others	—	—	(49)
	(10)	(55)	(568)
Financial expenses:
Bank charges	16	15	72
Interest expenses	42	174	309
Interest and amortization of beneficial conversion feature of convertible note	—	—	759
Convertible debentures valuation	443	1,473	1,916
Warrant valuation	2,502	(840)	1,662
Foreign currency remeasurement adjustments	52	22	248
Others	—	2	11
	3,055	846	4,977
	$3,045	$791	$4,409

(*)	Restated see note 2(p).

NOTE 12: SUBSEQUENT EVENTS

a.	Subsequent to the Balance Sheet date, in February 2011, the Company’s Board of Directors approved a one (1) for thirty five (35) reverse split of the Company’s Common shares and the number of authorized shares of the Company’s Common shares was reduced from 500,000,000 to 100,000,000, effective February 14, 2011. Upon the effectiveness of the reverse stock split, thirty five Common shares of $0.0001 par value were converted and reclassified as one common stock of $0.0001 par value. Accordingly, all references to number of shares, Common shares and per share data in the accompanying financial statements have been adjusted to reflect the stock split on a retroactive basis. Fractional shares created as a result of the stock split were rounded down to the whole share. As a result of the rounding down effect, 166 Common shares have been eliminated.
b.	In January 2011, an investor exercised warrants to purchase 19,558 Common shares at an exercise price of $2.49 per share using the cashless exercise mechanism. Using this cashless exercise method, the investor was issued 12,298 shares. In addition, an investor exercised warrants to purchase 3,026 Common shares at an exercise price of $2.49 per share, or an aggregate exercise price of $8. In February 2011, three investors each exercised warrants to purchase 40,338 Common shares at an exercise price of $2.49 per share using the cashless exercise mechanism. Using this cashless exercise method, the investors were each issued 25,534 shares.

MEDGENICS, INC. AND ITS SUBSIDIARY
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 12: SUBSEQUENT EVENTS  – (continued)

c.	Pursuant to an agreement entered into on February 11, 2011 (effective as of January 31, 2011), the Regents of the University of Michigan (Michigan) have granted an exclusive worldwide license for patent rights relating to certain uses of variants of clotting Factor VIII. The License Agreement covers a portfolio of 2 issued and 3 pending patents. In consideration the Company agreed to pay Michigan the following amounts:
I.	an initial license fee of $25;
II.	an annual license fee in arrears of $10 rising to $50 following the grant by the Company of a sublicense or (if sooner) from the 6th anniversary of the effective date of the licence agreement;
III.	staged milestone payments of $750 (in aggregate), of which $400 will be recoupable against royalties;
IV.	royalties at an initial rate of 5% of net sales, reducing by a percentage point at predetermined thresholds to 2% upon cumulative net sales exceeding $50,000;
V.	sublicense fees at an initial rate of 6% of sublicensing revenues, reducing by a percentage point at predetermined thresholds to 4%. upon cumulative sublicensing revenues exceeding $50,000; and
VI.	patent maintenance costs.

The exclusive worldwide license is expected to expire in 2026 upon the expiration of the last to expire of the patent rights licensed.

*******************

2,500,000 Shares of Common Stock

Warrants to Purchase 625,000 Shares of Common Stock

PROSPECTUS

ROTH CAPITAL PARTNERS	MAXIM GROUP LLC

        , 2011

Through and including         2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. The obligation is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table set forth the various expenses (other than selling commissions and other fees to be paid to the underwriters) which will be paid by the Registrant in connection with the issuance and distribution of the securities being registered. With the exception of the SEC registration fee and the NASD filing feel, all amounts shown are estimates.

SEC registration fee		$1,348
FINRA filing fee		2,390
NYSE Amex listing fee and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer Agent and Registrar fees and expenses		*
Miscellaneous		*
Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

The amended and restated certificate of incorporation of the Registrant described in the prospectus filed herewith provides that the Registrant will indemnify, to the extent permitted by the DGCL, any person whom it may indemnify thereunder, including directors, officers, employees and agents of the Registrant. In addition, the Registrant’s amended and restated certificate of incorporation will eliminate to the extent permitted by the DGCL, personal liability of directors to the Registrant and its stockholders for monetary damages for breach of fiduciary duty.

The Registrant’s authority to indemnify its directors and officers is governed by the provisions of Section 145 of the DGCL, as follows:

(a)	A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officers, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.
(b)	A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
(c)	To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 9a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.
(d)	Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.
(e)	Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.
(f)	The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorized such elimination or impairment after such action or omission has occurred.
(g)	A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.
(h)	for purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.
(i)	For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.
(j)	The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
(k)	The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Pursuant to the Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement, the Registrant will agree to indemnify the Underwriters and the Underwriters will agree to indemnify the Registrant and its directors, officers and controlling persons against certain civil liabilities that may be incurred in connection with the offering, including certain liabilities under the Securities Act.

The Registrant intends to enter into indemnification agreements with each of its directors after the completion of the offering, whereby it will agree to indemnify each director and officer from and against any and all judgments, fines, penalties, excise taxes and amounts paid in settlement or incurred by such director or officer for or as a result of action taken or not taken while such director was acting in his capacity as a director or executive officer of the Registrant.

Item 15. Recent Sales of Unregistered Securities.

During the past three years, the following securities were sold by the Registrant without registration under the Securities Act. The securities described below were deemed exempt from registration under the Securities Act in reliance upon Section 4(2), Regulation D or Regulation S of the Securities Act. Except as set forth below, there were no underwriters employed in connection with any of the transactions set forth in this Item 15. All of these securities, to the extent not included in this registration statement, are deemed restricted securities for purposes of the Securities Act. Unless otherwise specified below, proceeds from these equity financings were spent on general and administrative expensive, including salaries and other related costs, and research and development expenses.

Common Stock Issued Directly

1.	In December 2007, the Registrant’s common stock was admitted for trading on AIM and consequent to such admission, the Registrant sold 815,348 shares of common stock to non-U.S. investors. The Registrant sold these shares for total gross consideration of approximately $5.7 million. The Registrant paid an aggregate of $803,127 in broker’s fees and commissions to various third parties and also issued an aggregate 85,943 shares of common stock to consultants for services related to the issuance of the above shares upon admission to AIM.
2.	In December 2007, the Registrant issued 2,182 shares of common stock to an entity as compensation in connection with the issuance of a letter of credit for the benefit of the Registrant.
3.	In April 2008, the Registrant issued 4,074 shares of common stock to an advisor in consideration for assistance with the Registrant’s fundraising activities.
4.	On May 1, 2009, the Registrant entered into an agreement with Equity Source Partners, LLC (ESP) for consulting services rendered to the Registrant by ESP. As compensation for these services, the Registrant issued 35,714 shares of common stock to the principals of ESP.

5.	In October 2009, the Registrant issued 126,285 shares of common stock in consideration of approximately $0.4 million. SVS Securities PLC acted as the Registrant’s broker and was paid commissions of $20,973.
6.	In March 2010, the Registrant issued 407,800 shares of common stock to non-U.S. investors for total gross consideration of approximately $1.1 million. SVS Securities plc (SVS) acted as Registrant’s broker and was paid commissions of $72,763. Also in March 2010, the Registrant issued 5,502 shares of common stock to certain of the Registrant’s directors and their related parties for total gross consideration of approximately $0.02 million.
7.	In May 2010, the Registrant issued 308,000 shares of common stock to non-U.S. investors for total gross consideration of approximately $0.8 million. SVS acted as the Registrant’s broker and was paid commissions of $52,539. Also in May 2010, the Registrant issued 169,934 shares of common stock for total gross consideration of approximately $0.4 million.
8.	On June 1, 2010, the Registrant into an agreement with The Nybor Group, Inc. (Nybor) for consulting services rendered to the Registrant by Nybor. As compensation for these services, the Registrant issued 4,285 shares of common stock to Nybor.
9.	On August 17, 2010, the Registrant entered into an agreement with ESP for consulting services rendered to the Registrant by ESP. As compensation for these services, the Registrant issued 32,142 shares of common stock to the principals of ESP.
10.	On September 15, 2010, the Registrant issued 2,651 shares of common stock to the principal of WNB Consulting, LLC in lieu of cash consulting fees.
11.	In December 2010, the Registrant issued 57,142 restricted Common shares to the Executive Chairman of the Company for his services in his role as Executive Chairman of the Board of the Company.

Common Stock Issued Upon Exercise of Outstanding Warrants and Options

12.	In January 2008, the Registrant issued 68,980 shares of common stock upon the cashless exercise of outstanding warrants by certain holders. In addition, the Registrant issued 1,363 shares of common stock upon the exercise of outstanding warrants by a holder and received nominal consideration.
13.	In December 2008, the Registrant issued 860 shares of common stock upon the exercise of outstanding warrants by a holder and received nominal consideration.
14.	In January and February 2009, the Registrant issued 315,023 shares of common stock upon the exercise of outstanding warrants by certain holders (including directors of the Registrant and related parties) and received aggregate consideration of approximately $0.4 million. The Registrant issued additional warrants to purchase 34,804 of common stock, with an exercise price of $8.75 per share, in connection with this exercise.
15.	In January 2010, the Registrant issued 6,630 shares of common stock upon the exercise of outstanding warrants by a holder and received aggregate consideration of approximately $0.03 million.
16.	In May 2010, the Registrant issued 90 shares of common stock upon the exercise of outstanding warrants by a holder and received nominal consideration.
17.	In September 2010, the Registrant issued 609,905 shares of common stock upon the exercise of outstanding warrants by certain holders (including directors of the Registrant and related parties) and received aggregate consideration of approximately $0.5 million. Also in September 2010, the Registrant issued 77,519 shares of common stock upon the exercise of outstanding options by two directors and received aggregate consideration of approximately $0.1 million.
18.	In October 2010, the Registrant issued 12,321 shares of common stock upon the cashless exercise of outstanding options by a holder.
19.	In December 2010, the Registrant issued 56,859 shares of common stock upon the cashless exercise of outstanding options by a director. Also in December 2010, the Registrant issued 22,093 shares of common stock upon the exercise of outstanding warrants by two employees. The aggregate consideration was immaterial.
20.	In 2011 (through February 11, 2011), the Registrant issued 91,926 shares of common stock to non-affiliate investors upon the exercise of outstanding warrants and received aggregate consideration of approximately $8,000.

Convertible Debentures and Warrants Issued

21.	During the period June 2009 through September 5, 2009, the Registrant issued the 2009 Debentures in the aggregate principal amount of $0.57 million. The 2009 Debentures are unsecured obligations of the Registrant with a maturity date two years from the date of issuance (ranging from June 16, 2011 to September 15, 2011) and currently accrue interest at the rate of 10% per annum. The 2009 Debentures (including any accrued interest) will automatically convert into shares of common stock at the closing of the offering to which this registration statement relates, at a conversion ratio based on the offering price for shares in the offering to which this registration statement relates. Upon such conversion, the Registrant will issue to the holders five-year warrants to purchase a number of shares of common stock equal to (a) the number of shares of common stock into which such holder’s 2009 Debentures was converted, multiplied by (b) 0.35. Each warrant will have an exercise price based on the offering price for shares in the offering to which this registration statement relates. Newbridge Securities Corporation acted as the Registrant’s underwriter in 2009 and was paid commissions of $54,600, together with warrants to purchase 10% of the number of shares of common stock into which the 2009 Debentures will convert upon the closing of the offering to which this registration statement relates.
22.	On September 22, 2010, the Registrant issued the 2010 Debentures in the aggregate principal amount of $4.0 million. The 2010 Debentures are unsecured obligations of the Registrant with a maturity date of September 22, 2011 and currently accrue interest at 4% per annum. In connection with the issuance of the 2010 Debentures, the Registrant issued to the purchasers of such 2010 Debentures 5-year warrants to purchase 428,571 shares of common stock in the aggregate, at an initial exercise price per share of GBP 5.60. The 2010 Debentures (including any accrued and unpaid interest) will automatically convert into shares of common stock at the closing of the offering to which this registration statement relates, at a conversion ratio based on the offering price for shares in the offering to which this registration statement relates. In connection with such issuances, the Registrant paid to Maxim Group LLC (Maxim) cash commissions of $172,000 and issued Maxim 5-year warrants to purchase 46,071 shares of common stock at an initial exercise price per share of GBP 5.60. The Registrant also paid cash commissions of $80,350 to Equity Source Partners LLC.
23.	The table below sets forth certain information relating to additional warrants issued by the Registrant in the three years prior to the date of this registration statement, not otherwise described above.

Date of Issue	Number of Underlying Shares of Common Stock	Exercise Price per Share
12/04/07	76,332	US$	5.74
12/04/07	187,525	US$	6.79
12/04/07	16,976	GBP	3.50
12/04/07	5,500	GBP	2.72*
12/04/07	13,094	GBP	3.23**
12/01/08	67,230	US$	6.79
01/30/09	32,049	US$	8.75
02/13/09	2,754	US$	8.75
09/13/10	11,369	US$	3.19
09/22/10	474,642	GBP	5.60

*	Subsequently replaced by warrants with exercise price of US $5.74
**	Subsequently replaced by warrants with exercise price of US $6.79

24.	The table below sets forth certain information relating to options issued to directors, employees and consultants of the Registrant under its 2006 Stock Incentive Plan during the three years prior to the date of this registration statement.

Consultant	Grant Date	Number of Underlying Shares of Common Stock	Exercise Price per Share			Option/Warrant
Bruce Bacon	12/07/2009	19,354	$		4.20	Option
Anatole Besarab	10/22/2008	19,354		GBP	3.50	Option
Stephen Ettinger	09/13/2010	19,068	$		8.19	Option
Mark Kay	11/14/2007	7,131	$		7.35	Option
Emmett Keeffe	11/14/2007	7,131	$		7.35	Option
Philip Ng	11/14/2007	15,280	$		7.35	Option
Allen Nissenson	11/14/2007	7,131	$		7.35	Option
Amos Panet	11/14/2007	16,503	$		7.35	Option
Burt Rosen	09/13/2010	19,068	$		8.19	Option

Item 16. Exhibits and Financial Statements

(a)	Exhibits

The list of exhibits filed with or incorporated by reference in this registration statement is set forth below.

Number	Description of Exhibit
1.1†	Form of Underwriting Agreement
3.1†	Amended and Restated Certificate of Incorporation
3.2†	Certificate of Amendment to Amended and Restated Certificate of Incorporation
3.3†	Amended and Restated By-Laws
4.1†	Specimen common stock certificate
4.2†	Registration Rights Agreement, dated as of May 25, 2009, between the Company and the person named therein
4.3†	Registration Rights Agreement, dated as of September 15, 2010, between the Company and the persons named therein
4.4†	Specimen warrant certificate
4.5†	Form of warrant agreement
5.1*	Opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP
10.1†	Israeli Stock Option Plan, dated 2001, as amended as of July 7, 2003
10.2†	Medgenics, Inc. 2006 Stock Incentive Plan, effective March 31, 2006
10.3†	First Amendment to Medgenics, Inc. 2006 Stock Incentive Plan, dated August 22, 2007
10.4†	Second Amendment to Medgenics, Inc. 2006 Stock Incentive Plan, dated September 13, 2010
10.5†	Employment Agreement, dated as of April 20, 2006, between the Company and Baruch Stern
10.6†	Employment Agreement, dated as of March 18, 2007, between the Company and Stephen Bellomo
10.7†	First Amendment to Employment Agreement, dated as of July 1, 2007, between the Company and Stephen Bellomo
10.8†	Amended and Restated Employment Agreement, dated as of June 1, 2007, between the Company and Andrew Pearlman
10.9†	First Amendment to Amended and Restated Employment Agreement, dated as of June 1, 2008, between the Company and Andrew Pearlman

Number	Description of Exhibit
10.10†	Employment Agreement, dated as of July 1, 2007, between the Company and Phyllis Bellin
10.11†	Executive Director Appointment Letter, dated as of June 1, 2007, for Andrew Pearlman
10.12†	Non-Executive Director Appointment Letter, dated as of November 14, 2007, for Eugene Andrew Bauer
10.13†	Non-Executive Director Appointment Letter, dated as of November 14, 2007, for Gary AllanBrukardt
10.14†	Non-Executive Director Appointment Letter, dated as of November 14, 2007, for Joel Stephen Kanter
10.15†	Non-Executive Director Appointment Letter, dated as of November 14, 2007, for Stephen Devon McMurray
10.16†	Consulting Agreement, dated as of May 1, 2006, between the Company and Amos Panet
10.17†	Scientific Advisory Board Agreement, dated as of May 1, 2006, between the Company and Allen Nissenson
10.18†	Scientific Advisory Board Agreement, dated as of May 1, 2006, between the Company and Mark Kay
10.19†	Scientific Advisory Board Agreement, dated as of October 22, 2008, between the Company and Anatole Besarab
10.20†	Scientific Advisory Board Agreement, dated as of November 25, 2009, between the Company and Bruce Bacon
10.21†	Advisory Board Agreement, dated as of June 9, 2010, between the Company and Burt Rosen
10.22†	Advisory Board Agreement, dated as of September 2, 2010, between the Company and Stephen Ettinger
10.23†	Yissum License Agreement, dated November 23, 2005, by and between the Company and Yissum Research Development Company of the Hebrew University of Jerusalem
10.24†	Non-Exclusive License Agreement, dated January 25, 2007, between the Company and Baylor College of Medicine
10.25†	License Agreement, effective as of January 31, 2011, between the Company and the Regents of the University of Michigan
10.26	Intentionally Omitted
10.27†	Standstill and Option Agreement, dated as of October 22, 2009, between the Company and Baxter Healthcare Corporation
10.27(i)†	Amendment No. 1 to Standstill and Option Agreement, dated as of October 22, 2009, between the Company and Baxter Healthcare Corporation
10.27(ii)†	Amendment No. 2 to Standstill and Option Agreement, dated as of December 19, 2009, between the Company and Baxter Healthcare Corporation
10.27(iii)†	Amendment No. 3 to Standstill and Option Agreement, dated as of October 20, 2010, between the Company and Baxter Healthcare Corporation
10.28†	Clinical Trials Agreement, dated as of March 18, 2010, between Medgenics Medical Israel, Ltd. and The Medical Research, Infrastructure, and Health Services Fund of the Tel Aviv Medical Center
10.29†	Agreement, dated as of May 1, 2010, between the Company and Hadasit Medical Research Services and Development Company, Ltd.
10.30†	Service Agreement, dated as of April 26, 2010, between the Company and Roei-Zohar Liad
10.31†	Scientific Advisory Board Agreement, dated as of December 10, 2010, between the Company and Isaac Blech

Number	Description of Exhibit
10.32†	Scientific Advisory Board Agreement, dated as of December 10, 2010, between the Company and Raymond Dean Hautamaki
10.33†	Consulting Agreement, dated as of June 18, 2008, between the Company and Biologics Consulting Group, Inc.
10.34†	Amendment No. 1 to Consulting Agreement, effective January 1, 2010, between the Company and Biologics Consulting Group, Inc.
10.35†	Agreement, dated as of May 5, 2010, between the Company and Sudbrook Associates LLP
10.36†	Agreement, dated as of May 12, 2010, between the Company and Nomura Code Securities, Ltd.
10.37	Intentionally Omitted
10.38	Intentionally Omitted
10.39	Intentionally Omitted
10.40†	Consulting Services Agreement, dated as of October 18, 2010, between the Company and Eugene Bauer
10.41†	Offshore Registrar Agreement, dated as of 2007, between the Company and Capita Registrars(Jersey) Limited
10.42†	Side Letter Agreement re warrants, dated as of June 16, 2010, between the Company andNewbridge Securities Corporation
10.43†	Broker Agreement, dated as of November 28, 2007, between the Company and SVS Securities PLC
10.44†	Nominated Adviser Agreement, dated as of November 28, 2007, between the Company and Blomfield Corporate Finance Limited
10.45†	Depository Agreement, dated as of 2008, between the Company and Capita IRG Trustees Limited
10.46†	Securities Purchase Agreement, dated as of May 13, 2009, between the Company and the persons named therein
10.47†	Form of Convertible Debenture, dated as of May 13, 2009, between the Company and the persons named therein
10.48†	Stock Purchase Agreement, dated as of February 5, 2010, between the Company and Windy City, Inc., Andrew Pearlman and Eugene Bauer
10.49†	Stock Purchase Agreement, dated as of May 1, 2010, between the Company and the persons named therein
10.50†	Securities Purchase Agreement, dated September 15, 2010, between the Company and the persons named therein
10.51†	Exchange of Scientific Materials and Data Agreement, dated as of January 25, 2010, between the Company and Baylor College of Medicine
21.1†	Subsidiaries of the Company
23.1**	Consent of Kost Forer Gabbay and Kasierer (Ernst & Young)
24.1†	Power of Attorney

*	To be filed by amendment
**	Filed herewith
†	Previously filed
(b)	No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

(a)	The undersigned Registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)	The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(d)	The undersigned Registrant hereby undertakes that:
(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirement of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the 25th day of February, 2011.

MEDGENICS, INC.

By:	/s/ Andrew L. Pearlman Andrew L. Pearlman President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* Andrew L. Pearlman	President and Chief Executive Officer (Principal Executive Officer)	February 25, 2011
* Phyllis Bellin	Director of Finance and Administration; Secretary; Treasurer (Principal Accounting and Financial Officer)	February 25, 2011
* Joel S. Kanter	Director	February 25, 2011
* Eugene A. Bauer	Director	February 25, 2011
* Stephen D. McMurray	Director	February 25, 2011
* Gary A. Brukardt	Director	February 25, 2011
* Alastair Clemow	Director	February 25, 2011
*By: /s/ Andrew L. Pearlman Andrew L. Pearlman Attorney-in-fact		February 25, 2011